As filed  with  the  Securities  and  Exchange  Commission  on  April  24,  2001
                                         Registration Nos.: 333-52956; 811-07549

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            (   )

                                    PRE-EFFECTIVE AMENDMENT NO.    1            ( X )
                                                                 ------
                                    POST-EFFECTIVE AMENDMENT NO.                (   )
                                                                 -----
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940                              (   )

                                     Amendment No.   11                         ( X )
                                                   -------
                        (Check appropriate box or boxes)

                        VARIABLE ANNUITY-1 SERIES ACCOUNT
                           (Exact name of Registrant)
                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                               (Name of Depositor)
                             8515 East Orchard Road
                        Greenwood Village, Colorado 80111
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (800) 537-2033

                               William T. McCallum
                      President and Chief Executive Officer
                   Great-West Life & Annuity Insurance Company
                             8515 East Orchard Road
                        Greenwood Village, Colorado 80111
                     (Name and Address of Agent for Service)

                                    Copy to:
                              James F. Jorden, Esq.
                                 Jorden Burt LLP
               1025 Thomas Jefferson Street, N.W., Suite 400 East
                           Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering:   As soon as practicable after the registration
                                                statement becomes effective.

Title of securities being registered:           Flexible Premium Variable Annuity Contracts.

It is proposed that this filing will become effective (check  appropriate space)
        Immediately  upon filing pursuant to paragraph (b) of Rule 485.
        On      , pursuant to paragraph (b) of Rule 485.
        60 days after filing pursuant to paragraph  (a)(1) of Rule 485.
        On      , pursuant to paragraph (a)(1) of Rule 485.

         If appropriate, check the following:

         This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
      NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                           SCHWABsignature(TM) ANNUITY

                       A flexible premium variable annuity
                                 Distributed by
                           Charles Schwab & Co., Inc.
                                    Issued by
                   Great-West Life & Annuity Insurance Company
--------------------------------------------------------------------------------

Overview
This Prospectus describes the Schwabsignature Annuity (the "Contract")--a flexible premium variable annuity contract which allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. Great-West Life & Annuity Insurance Company (we, us, Great-West or GWL&A) presently issues the Contract either on a group basis or as individual contracts. Participation in a group contract will be accounted for by the issuance of a certificate showing an interest under the group contract. Both will be referred to as "Contract" throughout this Prospectus. The Contract is offered to: (a) Schwab Signature(TM) Services customers; and, (b) brokerage customers of Charles Schwab & Co., Inc. ("Schwab") that have entered into a contract to receive advisory services from independent investment advisors that have a contractual relationship with Schwab with respect to the provision of advisory services to such customers.

How to Invest We refer to amounts you invest in the Contract as "Contributions." The minimum initial Contribution is:
o $25,000

Additional  Contributions  can be made at any time  before  you begin  receiving
annuity  payments  or  taking  periodic  withdrawals.   The  minimum  subsequent
Contribution is:
o        $500 per Contribution
o        $100 per Contribution if made via Automatic Bank Draft Plan

Allocating Your Money

When you contribute money to the Schwabsignature Annuity, you can allocate it among the Sub-Accounts of the Variable Annuity-1 Series Account which invest in the following Portfolios:
o Alger American Balanced Portfolio
o Alger American Growth Portfolio
o Alliance VP Growth & Income Portfolio
o Alliance VP Growth Portfolio
o AllianceBernstein VP Real Estate Investment Portfolio
o American Century VP International Portfolio
o American Century VP Income and Growth Portfolio
o Berger IPT-Large Cap Growth Fund
o Berger IPT-Small Company Growth Fund
o Delaware Group Premium Fund Small Cap Value Series
o Deutsche Asset Management VIT EAFE(R) Equity Index Fund
o Deutsche Asset Management VIT Small Cap Index Fund
o Dreyfus Variable Investment Fund Small Cap Portfolio (InitialShares)
o Dreyfus Variable Investment Fund Growth and Income Portfolio (Initial Shares)
o Federated International Equity Fund II
o INVESCO VIF-High Yield Fund



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. No person is authorized by Great-West to give information or to make any representation, other than those contained in this Prospectus, in connection with the offers contained in the Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Please read this Prospectus and keep it for future reference.


                                   May 3, 2001

o        INVESCO VIF-Technology Fund
o        J.P. Morgan Series Trust II Small Company Fund
o        Janus Aspen Series Worldwide Growth Portfolio
o        Janus Aspen Series Flexible Income Portfolio

o        Oppenheimer Global Securities Fund/VA
o        PBHG Insurance Series Large Cap Growth Portfolio
o        SAFECO Resource Series Trust Equity Portfolio
o        Schwab MarketTrack Growth Portfolio II
o        Schwab Money Market Portfolio
o        Schwab S&P 500 Portfolio
o        Scudder Variable Series I Capital Growth Portfolio
o        Scudder Variable Series II Small Cap Growth Portfolio
o        Strong VIF Mid-Cap Growth Fund II
o        Strong VIF Opportunity Fund II


Sales and Surrender Charges
There are no sales, redemption, surrender or withdrawal charges under the Schwabsignature Annuity.

Right of Cancellation Period

After you receive your Contract, you can look it over for at least 10 days or longer if required by your state law (in some states, up to 35 days for replacement policies), during which time you may cancel your Contract as described in more detail on Page .


Payout Options
The Schwabsignature Annuity offers three payout options - - through periodic withdrawals, variable annuity payouts or in a single, lump-sum payment. The Contracts are not deposits of, or guaranteed or endorsed by, any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

For account information, please contact:


     Schwab Insurance Center
     P.O. Box 7666

     San Francisco, California  94120-7666

     888-560-5938
     Via Email: annuities@schwab.com
     Via Internet:
     For Schwab Signature Services customers - www.schwab.com For clients of investment managers who are Schwab Alliance customers:
     www.schwaballiance.com For all other clients of investment managers; www.schwabannuity.com

This Prospectus presents important information you should review before purchasing the Schwabsignature Annuity. Please read it carefully and keep it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated May 3, 2001 (as may be amended from time to time), and filed with the Securities and Exchange Commission. The Statement of Additional Information is incorporated by reference into this Prospectus and is legally a part of this Prospectus. The table of contents for the Statement of Additional Information may be found on Page of this Prospectus. You may obtain a copy without charge by contacting the Schwab Insurance Center at the above address or phone number. Or, you can obtain it by visiting the Securities and Exchange Commission's web site at www.sec.gov. This web site also contains other information about us that has been filed electronically.









This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

                  This Contract is not available in all states.

--------------------------------------------------------------------------------
Table of Contents

Definitions................................................
Summary....................................................
   How to contact Schwab...................................
Fee Table..................................................
Portfolio Annual Expenses..................................
Fee Examples...............................................
Condensed Financial Information............................
Great-West Life & Annuity Insurance
Company....................................................
The Series Account.........................................
The Portfolios.............................................
   Meeting Investment Objectives...........................
   Where to Find More Information About the
   Portfolios..............................................
   Addition, Deletion or Substitution......................
Application and Initial Contributions......................
Right of Cancellation Period...............................
Subsequent Contributions ..................................
Annuity Account Value......................................
Transfers..................................................
   Possible Restrictions...................................
   Automatic Customer Transfers............................
Cash Withdrawals...........................................
   Withdrawals to Pay Investment Manager or
   Financial Advisor Fees..................................
   Tax Consequences of Withdrawals.........................
Telephone and Internet Transactions........................
Death Benefit..............................................
   Beneficiary.............................................
   Distribution of Death Benefit...........................

Charges and Deductions.....................................
   Mortality and Expense Risk Charge.......................
   Expenses of the Portfolios
   Premium Tax
   Other Taxes

Payout Options

   Periodic Withdrawals
   Annuity Payouts

Seek Tax Advice
Federal Tax Matters

   Taxation of Annuities

Assignments or Pledges
Performance Data

   Money Market Yield
   Average Annual Total Return

Distribution of the Contracts
Voting Rights
Rights Reserved by Great-West
Legal Proceedings
Legal Matters
Experts
Appendix A--Net Investment Factor

--------------------------------------------------------------------------------
Definitions
1035 Exchange--A provision of the Internal Revenue Code of 1986, as amended (the "Code"), that allows for the tax-free exchange of certain types of insurance contracts.

Accumulation Period--The time period between the Effective Date and the Annuity Commencement Date. During this period, you're contributing to the annuity.

Annuitant--The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, the Annuitant will be considered the primary Annuitant. Annuity Account--An account established by us in your name that reflects all account activity under your Contract. Annuity Account Value--The sum of the value of each Sub-Account you have selected.

Annuity Commencement Date--The date annuity payouts begin.

Annuity Payout Period--The period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under the Contract. During this period, the Annuitant receives payouts from the annuity.

Annuity Unit--An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Automatic Bank Draft Plan--A feature which allows you to make automatic periodic Contributions. Contributions will be withdrawn from an account you specify and automatically credited to your Annuity Account.

Beneficiary--The person(s) designated to receive any Death Benefit under the terms of the Contract.

Contingent Annuitant--The person you may name in the application who becomes the Annuitant when the primary Annuitant dies. The Contingent Annuitant must be designated before the death of the primary Annuitant.

Contingent Beneficiary--The person designated to become the Beneficiary when the primary Beneficiary dies.

Contributions--The amount of money you invest or deposit into your annuity.

Death Benefit--The amount payable to the Beneficiary when the Owner or the Annuitant dies.

Distribution Period--The period starting with your Payout Commencement Date.

--------------------------------------------------------------------------------
Schwabsignature Annuity Structure


         Your Annuity Account
                  |
            Variable Account
         Contains the money you contribute
            to variable investment options
               (the Sub-Accounts).
                  |
            Sub-Accounts
     Shares of the Portfolios are held
     in Sub-Accounts.  There is one
     Sub-Account for each Portfolio.
                  |
            Portfolios

--------------------------------------------------------------------------------

Effective Date--The date on which the first Contribution is credited to your Annuity Account.

Owner (Joint Owner) or You--The person(s) named in the application who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application.


Payout Commencement Date--The date on which annuity payouts or periodic withdrawals begin under a payout option. If you do not indicate a Payout Commencement Date on your application or at any time thereafter, annuity payouts will begin on the Annuitant's 91st birthday.


Portfolio--A registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Premium Tax--A tax charged by a state or other governmental authority. Varying by state, the current range of Premium Taxes is 0% to 3.5% and may be deducted from Contributions or the Annuity Account Value when incurred by GWL&A or at another time of GWL&A's choosing.


Request--Any written, telephoned, electronic or computerized instruction in a form satisfactory to Great-West and Schwab received at the Schwab Insurance Center (or other annuity service center subsequently named) from you, your designee (as specified in a form acceptable to Great-West and Schwab) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by GWL&A before it was processed.

Schwab Insurance Center--P.O. Box 7666, San Francisco, CA 94120-7666. The toll-free telephone number is 1-888-560-5938. The Schwab Insurance Center may also be contacted via email at: annuities@schwab.com .


Series Account--The segregated asset account established by Great-West under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Series Account is also referred to as the separate account.

Sub-Account--A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value --Your Annuity Account Value on the Transaction Date of the surrender, less Premium Tax, if any.

Transaction Date--The date on which any Contribution or Request from you will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer--Moving money from and among the Sub-Account(s) .

--------------------------------------------------------------------------------
Summary

The Schwabsignature Annuity allows you to accumulate assets on a tax-deferred basis by investing in a variety of variable investment options (the Sub-Accounts) . The performance of your Annuity Account Value will vary with the investment performance of the Portfolios corresponding to the Sub-Accounts you select. You bear the entire investment risk for all amounts invested in them. Depending on the performance of the Sub-Accounts you select, your Annuity Account Value could be less than the total amount of your Contributions.


You may purchase the Schwabsignature Annuity through a 1035 Exchange from another insurance contract. However, in no event, may you purchase the Contract as a part of a tax-qualified plan or a rollover of amounts from such a plan, including an IRA.


--------------------------------------------------------------------------------

How to contact the Schwab Insurance Center:

Schwab Insurance Center
P.O. Box 7666
San Francisco, CA 94120-7666
888-560-5938
Email:  annuities@schwab.com

--------------------------------------------------------------------------------

Your initial Contribution must be at least $25,000. Subsequent Contributions must be either $500; or $100 if made through an Automatic Bank Draft Plan.


The money you contribute to the Contract will be invested at your direction, except that in some states during your "Right of Cancellation period" your payment will be allocated to the Schwab Money Market Sub-Account. The duration of your Right of Cancellation period depends on your state law and is generally 10 days after you receive your Contract. Allocations during the right of cancellation period are described in more detail on Page of this Prospectus.


Prior to the Payout Commencement Date, you can withdraw all or a part of your Annuity Account Value. There are no surrender or withdrawal charges. Certain withdrawals will normally be subject to federal income tax and may also be subject to a federal penalty tax. You may also pay a Premium Tax upon a withdrawal.

When you're ready to start taking money out of your Contract, you can select from a variety of payout options, including a lump sum payment or variable annuity payouts as well as periodic payouts.

If the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary you select. If the Owner dies before the entire value of the Contract is distributed, the remaining value will be distributed according to the rules outlined in the "Death Benefit" section on Page .


The amount distributed to your Beneficiary will depend on the Death Benefit option you select. We offer two options. For Option 1, the Owner, Annuitant and Contingent Annuitant each must be age 85 or younger at the time the Contract is issued. Option 1 provides for the payment of your Annuity Account Value minus any Premium Tax. For Option 2, the Owner, Annuitant and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued. Option 2 provides for the payment of the greater of (1) your Annuity Account Value, minus any Premium Tax and (2) the sum of all Contributions minus any withdrawals you have made and minus any Premium Tax. If you select Death Benefit option 1, your Mortality and Expense Risk Charge will be 0.65%. If you choose Death Benefit option 2, this charge will be 0.70%. In addition, each Portfolio assesses a charge for management fees and other expenses. These fees and expenses are detailed in this Prospectus.

You may cancel your Contract during the Right of Cancellation period by sending it to the Schwab Insurance Center or to the representative from whom you purchased it. If you are replacing an existing insurance contract with the Contract, the Right of Cancellation period may be extended based on your state of residence. The Right of Cancellation period is described in more detail on Page of this Prospectus.


This summary highlights some of the more significant aspects of the Schwabsignature Annuity. You'll find more detailed information about these topics throughout the Prospectus and in your Contract. Please keep them both for future reference.

--------------------------------------------------------------------------------
Fee Table
The purpose of the tables and the examples that follow is to help you understand the various costs and expenses that you will bear directly or indirectly when investing in the Contract. The tables and examples reflect the highest level of expenses related to the Sub-Accounts as well as of the Portfolios. In addition to the expenses listed below, Premium Tax, if applicable, may be imposed.

Contract Owner Transaction Expenses

Sales load                                                                 None
Surrender fee                                                              None
Annual Contract Maintenance Charge                                         None

Transfer Fee                                                               None*

*  We reserve the right to impose a transfer charge in the future.


Separate Account Annual Expenses
(as a percentage of average Annuity Account Value)

Mortality and expense risk charge with Death Benefit option 2             0.70%1
Administrative expense charge                                             0.00%
Other fees and expenses of the Variable Account                           0.00%
                                                                          -----
Total Separate Account Annual Expenses                                    0.70%








--------------------

1 If you select Death Benefit option 1, your mortality and expense risk charge will be 0.65%.

--------------------------------------------------------------------------------
                            Portfolio Annual Expenses

 (as a percentage of Portfolio average net assets, before and after fee waivers and expense reimbursements as of December 31, 2000)

Portfolio                                      Management    Other        12b-1 fees      Total        Total Fee        Total
                                                  fees        expenses                  Portfolio       Waivers       Portfolio
                                                                                        Expenses                      expenses
                                                                                       before fee                     after fee
                                                                                         waivers                       waivers


Alger American Balanced                          0.75%         0.13%         None         0.88%           N/A           0.88%
Alger American Growth                            0.75%         0.04%         None         0.79%           N/A           0.79%
Alliance VP Growth & Income                      0.63%         0.06%         None         0.69%           N/A           0.69%
Alliance VP Growth                               0.75%         0.06%         None         0.81%           N/A           0.81%
AllianceBernstein VP Real Estate Investment1     0.90%         0.77%         None         1.67%          0.72%          0.95%
American Century VP International2               1.23%          N/A          None         1.23%           N/A           1.23%
American Century VP Income and Growth            0.70%          N/A          None         0.70%           N/A           0.70%
Berger IPT-Small Company Growth                  0.85%         0.13%         None         0.98%           N/A           0.98%
Berger IPT-Large Cap Growth                      0.75%         0.15%         None         0.90%           N/A           0.90%
Delaware Premium Small Cap Value Series3         0.75%         0.14%         None         0.89%          0.04%          0.85%
Deutsche Asset Management VIT EAFE(R)            0.45%         0.47%         None         0.92%          0.27%          0.65%
Equity Index
Deutsche Asset Management VIT  Small Cap         0.35%         0.34%         None         0.69%          0.24%          0.45%
Index
Dreyfus Variable Investment Fund:                0.75%         0.03%         None         0.78%           N/A           0.78%
Small Cap Portfolio - Initial Shares
Dreyfus Variable Investment Fund:                0.75%         0.03%         None         0.78%           N/A           0.78%
Growth and Income Portfolio - Initial Shares
Federated International Equity II4               1.00%         0.55%         None         1.55%          0.27%          1.28%
INVESCO VIF-High Yield5                          0.60%         0.45%         None         1.05%           N/A           1.05%
INVESCO VIF- Technology5 6                       0.72%         0.30%         None         1.02%           N/A           1.02%
J.P. Morgan Small Company7                       0.60%         0.72%         None         1.32%          0.17%          1.15%
Janus Aspen Worldwide Growth8                    0.65%         0.04%         None         0.69%           N/A           0.69%
Janus Aspen Flexible Income                      0.65%         0.11%         None         0.76%           N/A           0.76%
Oppenheimer Global Securities                    0.64%         0.04%         None         0.68%           N/A           0.68%
PBHG Large Cap Growth9                           0.75%         0.31%         None         1.06%           N/A           1.06%
SAFECO RST Equity                                0.74%         0.04%         None         0.78%           N/A           0.78%
Schwab MarketTrack Growth II10                   0.55%         0.23%         None         0.78%          0.28%          0.50%
Schwab Money Market10                            0.48%         0.04%         None         0.52%          0.02%          0.50%
Schwab S&P 50010                                 0.20%         0.10%         None         0.30%          0.02%          0.28%
Scudder Variable Series I Capital Growth         0.46%         0.03%         None         0.49%           N/A           0.49%
Scudder Variable Series II Small Cap Growth      0.65%         0.07%         None         0.72%           N/A           0.72%
Strong Mid Cap Growth II11                       1.00%         0.25%         None         1.25%          0.05%          1.20%
Strong Opportunity II11                          1.00%         0.19%         None         1.19%          0.09%          1.10%

------------------------------------------------------------------------------------------------------------------------------------


1For the AllianceBernstein VP Real Estate Investment Portfolio, effective through at least May 1, 2002, the investment manager has voluntarily agreed to waive its fee to the extent that the total expenses will not exceed 0.95%. 2Forthe American Century VP International Portfolio, there is a stepped fee schedule. As a result, the Fund's management fee rate generally decreases as the Fund assets increase.
3For the Delaware Premium Small Cap Value Series,effective May 1, 2000 through October 31, 2001, the investment adviser has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%.
4For the Federated International Equity Fund II, the adviser voluntarily waives a portion of its management fee. The adviser can terminate this voluntary waiver at any time. The management fee paid by the fund (after the voluntary waiver) was 0.98% for the fiscal year ended December 31, 2000. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2000. The Fund has no present intention of paying or accruing the shareholder services fee during fiscal year ended December 31, 2001. The total 0.30% was waived.
5For the INVESCO VIF-High Yield and INVESCO VIF-Technology Funds, Other Expenses were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.
6For the INVESCO VIF-Technology Fund, certain expenses were absorbed voluntarily by INVESCO pursuant to an agreement between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, the Fund's Other Expenses for the fiscal year ended December 31, 2000 were insignificant.
7For the J.P. Morgan Small Company Fund, the waiver and expense reimbursement reflects an agreement by Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan, to reimburse the portfolio, to the extent certain expenses exceed 1.15% of the portfolio's average daily net assets during fiscal year 2001.
8For the Janus Aspen Series Worldwide Growth Portfolio, the data shown is for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for this Portfolio.
9For the PBHG Large Cap Growth Portfolio, for the fiscal year ended December 31, 2001, the investment adviser has contractually agreed to waive that portion, if any, of the annual management fees payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.10%. In addition, in connection with Old Mutual plc's acquisition of the investment adviser's parent company, United Asset Management Corporation, Old Mutual and the investment adviser have agreed to maintain this expense limitation agreement until December 31, 2002. In any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.10%, the Portfolio's Board of Trustees may elect to reimburse the investment adviser for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. In 2000, the Board elected to reimburse $45,732 in waived fees, which are included in the calculation of Other Expenses, above. At the time of the election, the Portfolio had total assets in excess of $78 million.
10For the Schwab MarketTrack Growth II, Schwab Money Market and Schwab S&P 500 Portfolios, the Total Portfolio expenses after fee waivers is guaranteed by Schwab and the investment adviser through April 30, 2002.
11For the Strong VIF Mid-Cap Growth Fund II and the Strong VIF Opportunity Fund II, the fund advisor has voluntarily agreed to absorb certain expenses of the funds.

Fee Examples 1

If you retain, annuitize or surrender the Contract at the end of the applicable time period, you would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return on assets. These examples reflect (1) the highest level of mortality and expense risk charge of 0.70%, as shown in the Fee Table, and (2) total Portfolio expenses after fee waivers, as shown in the Portfolio Annual Expenses table. These examples assume that Portfolio fee waivers and expense reimbursements will continue for the periods shown and that no Premium Taxes have been assessed.


PORTFOLIO                                                        1 year           3 years           5 years           10 years
Alger American Balanced                                         $17               $55              $100               $245
Alger American Growth                                           $16               $51               $92               $225
Alliance VP Growth & Income                                     $14               $47               $86               $211
Alliance VP Growth                                              $15               $51               $93               $228
AllianceBernstein VP Real Estate Investment                     $17               $56              $101               $248
American Century VP International                               $23               $75              $132               $320
American Century VP Income and Growth                           $20               $65              $117               $286
Berger IPT-Small Company Growth                                 $17               $57              $103               $252
Berger IPT-Growth & Income                                      $17               $54               $98               $241
Delaware Premium Small Cap Value Series                         $16               $53               $95               $234
Deutsche Asset Management VIT EAFE(R)Equity Index                $14               $46               $83               $206
Deutsche Asset Management VIT  Small Cap Index                  $12               $39               $71               $177
Dreyfus Variable Investment Fund Small Cap                      $15               $50               $91               $224
Dreyfus Variable Investment Fund Growth and Income              $15               $50               $91               $224
Federated International Equity II                               $21               $67              $120               $293
INVESCO VIF-High Yield                                          $18               $59              $107               $261
INVESCO VIF-Technology                                          $18               $58              $105               $257
J.P. Morgan Small Company                                       $19               $62              $113               $275
Janus Aspen Worldwide Growth                                    $14               $47               $86               $211
Janus Aspen Flexible Income                                     $15               $50               $90               $221
Oppenheimer Global Securities                                   $14               $47               $85               $210
PBHG Large Cap Growth                                           $18               $60              $108               $263
SAFECO RST Equity                                               $15               $50               $91               $224
Schwab MarketTrack Growth II                                    $13               $41               $74               $184
Schwab Money Market                                             $13               $41               $74               $184
Schwab S&P 500                                                  $10               $34               $61               $152
Scudder Variable Series I Capital Growth                        $12               $41               $74               $183
Scudder Variable Series II Small Cap Growth                     $15               $48               $87               $216
Strong Mid Cap Growth II                                        $20               $64              $116               $282
Strong Opportunity II                                           $19               $61              $110               $268

--------------------


1The Portfolio Annual Expenses and these Examples are based on data provided by the Portfolios. Neither Great-West nor Schwab have reason to doubt the accuracy or completeness of that data, but neither Great-West nor Schwab have verified the Portfolios' figures. These examples, including the assumed rate of return, should not be considered representations of future performance or past or future expenses. Actual expenses paid or performance achieved may be greater or less than those shown, subject to the guarantees in the Contract.

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Condensed Financial Information
Because the Contracts are new, we have no condensed Sub-Account financial information to report. In the future we will provide a table that shows selected information concerning accumulation units for each Sub-Account. An accumulation unit is the unit of measure that we use to calculate the value of your interest in a Sub-Account. The accumulation unit values reflect the deduction of the only charge we impose under the Contract, the Mortality and Expense Risk Charge. Even though the Contracts are new, we have included the Series Account's financial statements in the Statement of Additional Information because certain of the Sub-Accounts available under the Contract were created before we first offered the Contract to fund other of our insurance products.

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Great-West Life & Annuity Insurance Company
Great-West is a stock life insurance company that was originally organized under the laws of the state of Kansas as the National Interment Association. Our name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to our current name in 1982. In September of 1990, we re-domesticated under the laws of the state of Colorado.


Great-West is an indirect, wholly-owned subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.


We are authorized to do business in 49 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands and Guam.

The Series Account
We established the Variable Annuity-1 Series Account in accordance with Colorado laws on July 24, 1995.

The Series Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Series Account.

We own the assets of the Series Account. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts and other of our variable insurance products participating in the Series Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those Contracts and other products are, however, our general corporate obligations.


The Series Account is divided into 44 Sub-Accounts, 30 of which are available under your Contract. Each Sub-Account invests exclusively in shares of a corresponding investment Portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be fully invested in Portfolio shares.


We hold the assets of the Series Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

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The Portfolios

The Contract offers a number of Portfolios, corresponding to the Sub-Accounts. Each Sub-Account invests in a single Portfolio. Each Portfolio is a separate mutual fund registered under the 1940 Act. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Portfolios (the "Portfolio Prospectuses"). The Portfolio Prospectuses should be read in connection with this Prospectus. You may obtain a copy of the Portfolio Prospectuses without charge by Request.


Each Portfolio:
o        holds its assets separate from the assets of the other Portfolios,
o        has its own distinct investment objectives and policies, and
o        operates as a separate investment fund

The income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The Portfolios are not available to the general public directly. The Portfolios are only available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Portfolios have been established by investment advisers which manage publicly available mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly available mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Portfolios may differ. The investment objectives of the Portfolios are briefly described below:

The Alger American Fund--advised by Fred Alger Management, Inc. of New York, New York.


Alger American Balanced Portfolio seeks current income and long-term capital appreciation. The portfolio focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation. Under normal circumstances, the portfolio invests in common stocks and fixed-income securities, which include commercial paper and bonds rated with the 4 highest rating categories by an established rating agency or if not rated, which are determined by the investment manager to be of comparable quality. Ordinarily, at least 25% of the portfolio's net assets are invested in fixed-income securities.


Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alliance Variable Products Series Fund, Inc.--advised by Alliance Capital Management, L.P., New York, New York.

Alliance VP Growth & Income seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality. The Portfolio may also invest in fixed-income and convertible securities and in securities of foreign issuers.

Alliance VP Growth seeks to provide long-term growth of capital. Current income is only an incidental consideration. The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks and whose long-term growth rates are expected to exceed that of the U.S. economy over time. The Portfolio emphasizes investments in large- and mid-cap companies. The Portfolio may also invest up to 25% of its total assets in lower-rated fixed-income securities (commonly referred to as "junk bonds") and convertible bonds, and generally up to 15% of its total assets in foreign securities.


AllianceBernstein VP Real Estate Investment seeks a total return on its assets from long-term growth of capital and from income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry. The Portfolio invests primarily in equity securities of real estate investment trusts or "REITs" and other real estate industry companies that are believed to have strong property fundamentals and management teams.


American  Century  Variable   Portfolios,   Inc.--advised  by  American  Century
Investment Management, Inc. of Kansas City, Missouri, advisers to the American Century family of mutual funds.


American Century VP International Portfolio seeks capital growth by investing primarily in equity securities of foreign companies. The Fund invests primarily in securities of issuers in developed countries.


American Century VP Income and Growth seeks capital growth by investing in common stocks. Income is a secondary objective. In selecting stocks for VP Income & Growth, the fund managers select primarily from the largest 1,500 publicly traded U.S. companies.

Berger Institutional Products Trust--advised by Berger LLC of Denver, Colorado.


Berger IPT-Small Company Growth Fund seeks capital appreciation by investing primarily in the common stocks of small companies with the potential for rapid revenue and earnings growth. Under normal circumstances, the Fund invests at least 65% of its assets in equity securities whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000 Index. This average is updated monthly.

Berger IPT-Large Cap Growth Fund seeks capital appreciation. The Fund invests primarily in the securities of large, well-established companies with a focus on common stocks, convertible securities and preferred stocks of companies that have a potential for growth.


Delaware  Group  Premium  Fund--   advised  by  Delaware   Management   Company,
Philadelphia, Pennsylvania.


Delaware Premium Small Cap Value Series seeks capital appreciation by investing primarily in small U.S. company stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Under normal conditions, at least 65% of the Portfolio's net assets will be invested in the common stocks of companies with a market capitalization generally less than $1.5 billion at the time of purchase.

The Deutsche Asset Management VIT Funds--- advised by Deutsche Asset Management, Inc. of New York, New York.


Deutsche Asset Management VIT Small Cap Index seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index. The Russell 2000 Index emphasizes stocks of small U.S. companies and is a widely accepted benchmark of small-company stock performance.

Deutsche Asset Management VIT EAFE(R) Equity Index seeks to match, as closely as possible, before expenses, the performance of the Morgan Stanley Capital International EAFE(R) Index. The EAFE Index emphasizes stocks of companies in major markets in Europe, Australia, and the Far East and is a widely accepted benchmark of international stock performance.

Dreyfus Variable Investment Fund--advised by The Dreyfus Corporation of New York, New York.


Dreyfus Variable Investment Fund Small Cap Portfolio seeks to maximize capital appreciation. To pursue this goal, the portfolio generally invests in small-cap companies with total market capitalizations of less than $2 billion at the time of purchase. The portfolio may continue to hold the securities of companies as their market capitalizations grow and thus, at any give time, a substantial portion of the portfolio's holdings may have market capitalizations in excess of $2 billion. The investments may include common stocks, preferred stocks and convertible securities including those issued in initial public offerings.


Dreyfus Variable Investment Fund Growth and Income Portfolio seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue this goal, it invests in stocks, bonds and money market instruments of domestic and foreign issuers.

Federated  Insurance   Series--advised  by  Federated  Advisers  of  Pittsburgh,
Pennsylvania.

Federated International Fund II seeks to obtain a total return on its assets by investing primarily in equity securities of companies based outside the United States.

INVESCO Variable Investment Funds, Inc.--advised by INVESCO Funds Group, Denver, Colorado.


INVESCO VIF-High Yield Fund seeks a high level of current income through investments in debt securities. It also seeks capital appreciation. It invests primarily in lower-rated debt securities, commonly called "junk bonds," and preferred stock with medium to lower credit ratings. Although these securities carry with them higher risks, they generally provide higher yields - and therefore higher income - than higher-rated debt The rest of the Fund's assets are invested in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, bank CDs, corporate short-term notes and municipal obligations. Normally, at least 65% of the Fund's total assets will be invested in debt securities maturing at least 3 years after they are issued.

INVESCO VIF-Technology Fund seeks capital appreciation and normally invests primarily in equity securities of companies engaged in technology-related industries. These include, but are not limited to, applied technology, biotechnology, communications, computers, electronics, Internet IT services and consulting, software, telecommunication equipment and services, office and factory automation, networking and video. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. The Fund's investments are diversified across the technology sector. However, because the investments are limited to a comparatively narrow segment of the economy, the Fund's investments are not as diversified as most mutual funds, and far less diversified than the broad securities markets. This means that the Fund tends to be more volatile than other mutual funds, and the value of its portfolio investments tends to go up and down more rapidly. As a result, the value of a Fund share may rise or fall rapidly.

J.P. Morgan Series Trust II--advised by J.P. Morgan Fleming Asset Management, Inc. of New York, New York.


J.P. Morgan Small Company Portfolio seeks to provide high total return from a portfolio of small company stocks. The portfolio invests primarily in small and medium sized U.S. companies whose market capitalizations are greater than $100 million and less than $2 billion, typically represented by the Russell 2000 Index.

Janus Aspen Series--advised by Janus Capital Corporation of Denver, Colorado.


Janus Aspen Series Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the U.S.

Janus Aspen Series Flexible Income Portfolio seeks to obtain maximum total return, consistent with preservation of capital. The Portfolio invests in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock. The Portfolio will invest at least 80% of its assets in income-producing securities and may own an unlimited amount of high-yield/high-risk fixed income securities, commonly referred to as "junk bonds," and these securities may be a big part of the Portfolio.


Oppenheimer Global Securities Fund/VA--advised by OppenheimerFunds, Inc. of New York, New York.

Oppenheimer Global Securities Fund seeks long term capital appreciation by investing a substantial portion of assets in securities of foreign issues, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

PBHG Insurance Series Fund, Inc.--advised by Pilgrim Baxter & Associates, Ltd., of Wayne, Pennsylvania.


PGHG Large Cap Growth seeks to provide investors with long-term growth of capital. Under normal market conditions, the Portfolio invests at least 65% of its total assets in growth securities, such as common stocks, of large capitalization companies. These companies generally have market capitalizations over $1 billion. The growth securities in the Portfolio are primarily common stocks that Pilgrim Baxter believes have strong business momentum, earnings growth and capital appreciation potential.


SAFECO Resource Series Trust--advised by SAFECO Asset Management Company of Seattle, Washington.


SAFECO RST Equity Portfolio has as its investment objective to seek long-term capital growth and reasonable current income. The Portfolio invests primarily in common stocks of large established companies that are proven performers.


Schwab Annuity Portfolios--advised by Charles Schwab Investment Management, Inc. of San Francisco, California.

Schwab Money Market Portfolio seeks the highest current income consistent with liquidity and stability of capital. This Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. There can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

Schwab MarketTrack Growth Portfolio II seeks to provide high capital growth with less volatility than an all stock portfolio by investing in a mix of stocks, bonds, and cash equivalents either directly or through investment in other mutual funds.

Schwab S&P 500 Portfolio seeks to track the price and dividend performance (total return) of common stocks of U.S. companies, as represented in the Standard & Poor's Composite Index of 500 stocks.


Scudder Variable Series I--advised by Zurich Scudder Investments, Inc. of New York, New York.

Scudder Variable Series I Capital Growth Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program. The Portfolio invests at least 65% of total assets in common stock of U.S. companies. Although the Portfolio can invest in companies of any size, it generally focuses on established companies with market values of $2 billion or more.

Scudder Variable Series II--advised by Zurich Scudder Investments, Inc. of New York, New York.

Scudder Variable Series II Small Cap Growth Portfolio seeks maximum appreciation of investors' capital. The portfolio normally invests at least 65% of total assets in small capitalization stocks similar in size to those comprising the Russell 2000 Index.


The Strong Mid Cap Growth Fund II--advised by Strong Capital Management, Inc. of Milwaukee, Wisconsin.


Strong VIF Mid Cap Growth Fund II seeks capital growth. The Fund invests, under normal market conditions, at least 65% of its assets in stocks of medium-capitalization companies with superior earnings, dividend and revenue growth. The Fund's investment manager carefully assesses investments for long-term growth rather than short-term momentum using bottom-up research, including interviews with company management. The Strong Opportunity Fund II--advised by Strong Capital Management, Inc. of Milwaukee, Wisconsin.

Strong VIF Opportunity Fund II seeks capital growth. The Fund invests in the stocks of medium-capitalization companies that the Fund's investment manager believes are under-followed or out-of -favor applying a proprietary research method to determine the private market value of each company. To a limited extent, the Fund may also invest in foreign securities.


Meeting Investment Objectives
Meeting investment objectives depends on various factors, including, but not limited to, how well the Portfolio managers anticipate changing economic and market conditions. There is no guarantee that any of these Portfolios will achieve their stated objectives.

Where to Find More Information About the Portfolios

Additional information about the investment objectives and policies of all the Portfolios and the investment advisory and administrative services and charges can be found in the current Portfolio Prospectuses, which can be obtained from the Schwab Insurance Center. You may also visit www.schwab.com (for Schwab Signature Services customers); www.schwaballiance.com (for clients of investment managers who are Schwab Alliance customers); or www.schwabannuity.com (for all other clients of investment managers).

The Portfolio prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Sub-Accounts.


Addition, Deletion or Substitution
Great-West does not control the Portfolios and cannot guarantee that any of the Portfolios will always be available for allocation of Contributions or Transfers. We retain the right to make changes in the Series Account and in its investments. Currently, Schwab must approve certain changes.

Great-West and Schwab reserve the right to discontinue the offering of any Portfolio. If a Portfolio is discontinued, we may substitute shares of another Portfolio or shares of another investment company for the discontinued Portfolio's shares. Any share substitution will comply with the requirements of the 1940 Act.

If you are contributing to a Sub-Account corresponding to a Portfolio that is being discontinued, you will be given notice prior to the Portfolio's elimination.

Based on marketing, tax, investment and other conditions, we may establish new Sub-Accounts and make them available to Owners at our discretion. Each additional Sub-Account will purchase shares in a Portfolio or in another mutual fund or investment vehicle.

If, in our sole discretion, marketing, tax, investment or other conditions warrant, we may also eliminate one or more Sub-Accounts. Before a Sub-Account is eliminated, we will notify you and request that you re-allocate the amounts invested in the Sub-Account to be eliminated.

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Application and Initial Contributions
The first step to purchasing the Schwabsignature Annuity is to complete your Contract application and submit it with your initial minimum Contribution of $25,000. Initial Contributions can be made by check (payable to GWL&A) or transferred from a Schwab brokerage account. You also may purchase the Contract through a 1035 Exchange provided that the contract you are exchanging for the Schwabsignature Annuity has a cash value of at least $25,000.


Initial contributions made by check should be sent to GWL&A, P.O. Box 100904, Pasadena, California 91189-0904.

If your application is complete, your Contract will be issued and your Contribution will be credited within two business days after receipt by Great-West. Acceptance is subject to sufficient information in a form acceptable to us. We reserve the right to reject any application or Contribution.

If your application is incomplete, it will be completed from information Schwab has on file or you will be contacted by telephone or email to obtain the required information. If the information necessary to complete your application is not received within five business days, we will return to you both your check and the application. If you provide consent we will retain the initial Contribution and credit it as soon as we have completed your application.


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Right of Cancellation Period

During the Right of Cancellation period (ten-days or longer where required by law), you may cancel your Contract. If you exercise your Right of Cancellation, you must return the Contract to Great-West or to the representative from whom you purchased it.


Generally, Contributions will be allocated to the Sub-Accounts you selected on the application, effective upon the Effective Date. During the Right of Cancellation period, you may change your Sub-Account allocations as well as your allocation percentages.


Contracts returned during the Right of Cancellation period will be void from the date we issued the Contract. In the majority of states, we will refund your current Annuity Account Value. This amount may be higher or lower than your Contributions, which means you bear the investment risk during the right of cancellation period.


Certain states require that we return the greater of your Annuity Account Value (less any surrenders, withdrawals, and distributions already received) or the amount of Contributions received. In those states, all Contributions will be processed as follows:

o Amounts you specify to be allocated to one or more of the Sub-Accounts will first be allocated to the Schwab Money Market Sub-Account.


o After the end of the Right of Cancellation period, the Annuity Account Value held in the Schwab Money Market Sub-Account will be allocated to the Sub-Accounts you selected on the application.

Amounts contributed from a 1035 exchange of the Schwab Select Annuity Contract will be immediately allocated to the Sub-Accounts you have selected. If the Contract is returned, it will be void from the start. In many states, we will refund the Annuity Account Value (less any surrenders, withdrawals, and distributions already received) effective as of the Transaction Date the Contract is returned and received by us. This amount may be an amount that is higher or lower than your Contribution from the Schwab Select Annuity Contract which means that you bear the investment risk during the Right of Cancellation period. Certain states will require that we return the greater of: (a) Contributions received, or (b) the Annuity Account Value (less any surrenders, withdrawals, and distributions already received) effective as of the Transaction Date the Contract is returned and received by us.


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Subsequent Contributions
Once your application is complete and we have received your initial Contribution, you can make subsequent Contributions at any time prior to the Payout Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500; or $100 if made via an Automatic Bank Draft Plan. Total Contributions may exceed $1,000,000 only with our prior approval.

Subsequent Contributions can be made by check or via an Automatic Bank Draft Plan directly from your bank or savings account. You can designate the date you'd like your subsequent Contributions deducted from your account each month. If you make subsequent Contributions by check, your check should be payable to GWL&A.

You'll receive a confirmation of each Contribution you make upon its acceptance.

If you cancel a purchase payment or if your check is returned due to insufficient funds, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. We reserve the right to refrain from allocating Contributions to your selected Sub-Accounts until we are notified by your bank that your check has cleared.

Great-West reserves the right to modify the limitations set forth in this section.

--------------------------------------------------------------------------------
Annuity Account Value
Before the date annuity payouts begin, the value of your Contract is the Annuity Account Value, which, before your Annuity Commencement Date, is the total dollar amount of all accumulation units credited to you for each Sub-Account. Initially, the value of each accumulation unit was set at $10.00.

Each Sub-Account's value prior to the Payout Commencement Date is equal to:

o net Contributions allocated to the corresponding Sub-Account,
o plus or minus any increase or decrease in the value of the assets of the Sub-Account due to investment results,
o minus the daily mortality and expense risk charge, and
o minus any withdrawals or Transfers from the Sub-Account.

The value of a Sub-Account's assets is determined at the end of each day that the New York Stock Exchange is open for regular business (a valuation date). A valuation period is the period between successive valuation dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each valuation date and ends at the close of the New York Stock Exchange on the next succeeding valuation date.

The Annuity Account Value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected Sub-Account(s), as well as the deductions for applicable charges.

Upon allocating Contributions to a Sub-Account you will be credited with variable accumulation units in that Sub-Account. The number of accumulation units you will be credited is determined by dividing the portion of each Contribution allocated to the Sub-Account by the value of an accumulation unit. The value of the accumulation unit is determined and credited at the end of the valuation period during which the Contribution was received.

Each Sub-Account's accumulation unit value is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the Sub-Account's Net Investment Factor for the valuation period. The formula used to calculate the Net Investment Factor is discussed in Appendix A.

Unlike a brokerage account, amounts held under a Contract are not covered by the Securities Investor Protection Corporation ("SIPC").

--------------------------------------------------------------------------------
Transfers

At any time while your Contract is in force, you may Transfer all or part of your Annuity Account Value among and between the Sub-Accounts by telephone, by email at annuities@schwab.com, by sending a Request to the Schwab Insurance Center, or through the Internet (For Schwab Signature Services clients at www.schwab.com.; for clients of investment managers who are Schwab Alliance customers at www.schwaballiance.com; for all other clients of investment managers at www.schwabannuity.com.)


Your Request must specify:
o        the amounts being Transferred,
o        the Sub-Account(s) from which the Transfer is to be made, and
o        the Sub-Account(s) that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts during any calendar year. However, we reserve the right to limit the number of Transfers you make. Also, there is currently no charge for Transfers. We reserve the right to impose such a charge in the future.


A Transfer generally will be effective on the date the Request for Transfer is received by the Schwab Insurance Center if received before 4:00 p.m. Eastern time. Under current tax law, there will not be any tax liability to you if you make a Transfer.


Transfers involving the Sub-Accounts will result in the purchase and/or cancellation of accumulation units having a total value equal to the dollar amount being transferred. The purchase and/or cancellation of such units is made using the value of the Sub-Accounts as of the end of the valuation date on which the Transfer is effective.

Possible Restrictions
We reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone and/or Internet Transfers) at any time.

For example, Transfer restrictions may be necessary to protect all Owners from the negative effect large and/or numerous Transfers can have on portfolio management. Moving significant amounts from one Sub-Account to another may prevent the underlying Portfolio from taking advantage of long-term investment opportunities because the Portfolio must maintain enough cash to cover the cancellation of accumulation units that results from a Transfer out of a Sub-Account. Moving large amounts of money may also cause a substantial increase in Portfolio transaction costs which must be indirectly borne by you.

As a result, we reserve the right to require that all Transfer requests be made by you and not by your designee and to require that each Transfer request be made by a separate communication to us. We also reserve the right to require that each Transfer request be submitted in writing and be signed by you. Transfers among the Sub-Accounts may also be subject to such terms and conditions as may be imposed by the Portfolios.

At present, we do not impose minimums on amounts that must be transferred. However, we reserve the right to impose, from time to time, minimum dollar amounts that may be transferred from a Sub-Account.

We also reserve the right to impose, from time to time, minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer from that Sub-Account. At present, we do not impose any such minimums.

Automatic Custom Transfers
Dollar Cost Averaging
You may arrange for systematic Transfers from any Sub-Account to any other Sub-Account. These systematic Transfers may be used to Transfer values from the Schwab Money Market Sub-Account to other Sub-Accounts as part of a dollar cost averaging strategy. Dollar cost averaging allows you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time. However, dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market.

You can set up automatic dollar cost averaging on a monthly, quarterly, semi-annual or annual basis. Your Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

If there are insufficient funds in the applicable Sub-Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Sub-Account. Dollar cost averaging will terminate automatically when you start taking payouts from the Contract. Dollar cost averaging Transfers must meet the following conditions:

o The minimum amount that can be Transferred out of the selected Sub-Account is $100.
o You must: (1) specify the dollar amount to be Transferred, (2) designate the Sub-Account(s) to which the Transfer will be made, and (3) designate the percent of the dollar amount to be allocated to each Sub-Account into which you are Transferring money. The accumulation unit values will be determined on the Transfer date.

--------------------------------------------------------------------------------
How dollar cost averaging works:

  -------- ------------ ---------- ---------
  -------  Contribution Units      Price
  Month                 Purchased  per unit
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Jan.          $250    10         $25.00
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Feb.         250      12           20.83
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Mar.         250      20           12.50
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  Apr.         250      20           12.50
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  May          250      15           16.67
  -------- ------------ ---------- ---------
  -------- ------------ ---------- ---------
  June         250      12           20.83
  -------- ------------ ---------- ---------
  Average market value per unit $18.06
  Investor's average cost per unit $16.85

In the chart above, if all units had been purchased at one time at the highest unit value of $25.00, only 60 units could have been purchased with $1500. By contributing smaller amounts over time, dollar cost averaging allowed 89 units to be purchased with $1500 at an average unit price of $16.85. This investor purchased 29 more units at $1.21 less per unit than the average market value per unit of $18.06.
--------------------------------------------------------------------------------

You may not participate in dollar cost averaging and rebalancer at the same time.

Great-West reserves the right to modify, suspend or terminate dollar cost averaging at any time.

Rebalancer

Over time, variations in each Sub-Account's investment results will change your asset allocation plan percentages. Rebalancer allows you to automatically reallocate your Annuity Account Value to maintain your desired asset allocation. Participation in Rebalancer does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market.

You can set up rebalancer as a one-time Transfer or on a quarterly, semi-annual or annual basis. If you select to rebalance only once, the Transfer will take place on the Transaction Date of the request.

If you select to rebalance on a quarterly, semi-annual or annual basis, the first Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

--------------------------------------------------------------------------------
How rebalancer works:

Suppose you purchased your annuity and you decided to allocate 60% of your initial contribution to stocks; 30% to bonds and 10% to cash equivalents as in this pie chart:


[Pie chart omitted]


Stocks                              60%
     Large Company         30%
     Small Company         15%
     International         15%
Bonds                               30%
Cash                                10%


Now assume that stock portfolios outperform bond portfolios and cash equivalents over a certain period of time. Over this period, the unequal performance may alter the asset allocation of the above hypothetical plan to look like this:

[Pie Chart omitted]

Stocks                        75%
     Large Company  35%
     Small Company  20%
     International  20%

Bonds                         20%
Cash                           5%

Rebalancer automatically reallocates your Annuity Account Value to maintain your desired account allocation. In this example, the portfolio would be re-allocated back to 60% in stocks; 30% in bonds; 10% in cash equivalents.
--------------------------------------------------------------------------------
On the Transaction Date for the specified request, assets will be automatically reallocated to the Sub-Accounts you selected. The rebalancer option will terminate automatically when you start taking payouts from the Contract.

Rebalancer Transfers must meet the following conditions: o Your entire Annuity Account Value must be included.
o You must specify the percentage of your Annuity Account Value you'd like allocated to each Sub-Account and the frequency of rebalancing. You may modify the allocations or stop the rebalancer option at any time.
o You may not participate in dollar cost averaging and rebalancer at the same time.

Great-West reserves the right to modify, suspend, or terminate the rebalancer option at any time.

--------------------------------------------------------------------------------
Cash Withdrawals

You may withdraw all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payouts begin by submitting a withdrawal Request to the Schwab Insurance Center or via the Internet at www.schwab.com (for Schwab Signature Services customers), at www.schwaballiance.com (for clients of investment managers who are Schwab Alliance customers), at www.schwabannuity.com (for all other clients of investment managers); however, any withdrawals over $25,000 must be submitted in writing. Withdrawals are subject to the rules below and federal or state laws, rules or regulations may also apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, less any applicable Premium Tax. No withdrawals may be made after the date annuity payouts begin.


If you request a partial withdrawal, your Annuity Account Value will be reduced by the dollar amount withdrawn.

Partial withdrawals are unlimited. However, you must specify the Sub-Account(s) from which the withdrawal is to be made. After any partial withdrawal, if your remaining Annuity Account Value is less than $2,000, then a full surrender may be required. The minimum partial withdrawal is $500.

The following terms apply to withdrawals:
o Partial withdrawals or surrenders are not permitted after the date annuity payouts begin. o A partial withdrawal or a surrender will be effective upon the Transaction Date. Withdrawal requests must be in writing with your original signature. If your instructions are not clear, your request will be denied and no surrender or partial withdrawal will be processed.

After a withdrawal of all of your Annuity Account Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract will terminate.

Withdrawals to Pay Investment Manager or Financial Advisor Fees
You may request partial withdrawals from your Annuity Account Value and direct us to remit the amount withdrawn directly to your designated Investment Manager or Financial Advisor (collectively "Consultant"). A withdrawal request for this purpose must meet the $500 minimum withdrawal requirements and comply with all terms and conditions applicable to partial withdrawals, as described above. Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account to pay Consultant fees.

Tax Consequences of Withdrawals
Withdrawals made for any purpose may be taxable--including payments made by us directly to your Consultant.

In addition, the Code may require us to withhold federal income taxes from withdrawals and report such withdrawals to the IRS. If you request partial withdrawals to pay Consultant fees, your Annuity Account Value will be reduced by the sum of the fees paid to the Consultant and the related withholding.

You may elect, in writing, to have us not withhold federal income tax from withdrawals, unless withholding is mandatory for your Contract. If you are younger than 59 1/2, the taxable portion of any withdrawal is generally considered to be an early withdrawal and is subject to an additional federal penalty tax of 10%.

Some states also require withholding for state income taxes. For details about withholding, please see "Federal Tax Matters" on Page .

--------------------------------------------------------------------------------
Telephone and Internet Transactions
You may make Transfer requests by telephone, fax and/or by Internet. Transfer requests received before 4:00 p.m. Eastern time will be made on that day at that day's unit value. Those received after 4:00 p.m. Eastern time will be made on the next business day we and the NYSE are open for business, at that day's unit value.


We will use reasonable procedures to confirm that instructions communicated by telephone, fax and/or Internet are genuine, such as: o requiring some form of personal identification prior to acting on instructions, o providing written confirmation of the transaction and/or o tape recording the instructions given by telephone.


If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.


We reserve the right to suspend telephone, fax and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason. Neither partial withdrawals nor surrenders are permitted by telephone; however partial withdrawal Requests in the amount of $25,000 or less may be requested by Internet. All Requests for full surrenders, periodic withdrawals and partial withdrawals in excess of $25,000 must be in writing.

--------------------------------------------------------------------------------

Death Benefit

At the time you apply to purchase the Contract, you select one of the two Death Benefit options we offer. For Option 1, the Owner, Annuitant and Contingent Annuitant each must be age 85 or younger at the time the Contract is issued. For Option 2, the Owner, Annuitant and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued. For a full description of the circumstances under which we pay the Death Benefit, please see "Distribution of Death Benefit" on Page of this Prospectus.


If you have selected Death Benefit option 1, the amount of the Death Benefit will be the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax. If you have selected Death Benefit option 2, the amount of the Death Benefit will be the greater of:

     o the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax; and

     o the sum of all Contributions, minus partial withdrawals and/or periodic withdrawals and minus any Premium Tax.


The difference between the two Death Benefit options we offer is that the amount payable upon death (the Death Benefit) is based on different criteria for each option and there is a different Mortality and Expense Risk Charge for each. Option 2 provides for the return of Contributions (minus any cash you have withdrawn from the Contract and minus any Premium Tax) in the event that amount is greater than the Annuity Account Value (minus any Premium Tax). This could happen, for example, if the Death Benefit becomes payable soon after the Contract is purchased (say, one to three years) and, during those years, while Contributions are being made, the investment markets generally are in decline. Under these circumstances, it is possible that the performance of the Sub-Accounts you select may cause the Annuity Account Value to be less than the total amount of Contributions. If you have selected Death Benefit option 2, your Beneficiary would receive the greater amount, in this case, the sum of all Contributions (minus any cash you have withdrawn from the Contract and minus any Premium Tax). If you have selected Death Benefit option 1, your Beneficiary would receive the lesser amount, in this case, the Annuity Account Value (minus any Premium Tax).

If you choose Death Benefit Option 1, your Mortality and Expense Risk Charge is 0.65% of the average daily value of the Sub-Accounts to which you have allocated Contributions. If you choose Death Benefit option 2 (under which we incur greater mortality risks),your Mortality and Expense Risk Charge will be 0.70%.


The Death Benefit will become payable following our receipt of the Beneficiary's claim in good order. When an Owner or the Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to a Beneficiary, the Death Benefit proceeds will remain invested according to the allocation instructions given by the Owner(s) until new allocation instructions are requested by the Beneficiary or until the Death Benefit is actually paid to the Beneficiary.

The amount of the Death Benefit will be determined as of the date we receive a Request for the payout of the Death Benefit. However, on the date a payout option is processed, the Annuity Account Value will be transferred to the Schwab Money Market Sub-Account unless the Beneficiary elects otherwise.

Subject to the distribution rules below, payout of the Death Benefit may be made as follows:

     o payout in a single sum,  or
     o payout under any of the variable annuity options provided under this Contract.

In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of the Code and any other applicable federal or state laws, rules or regulations.

Beneficiary
You may select one or more Beneficiaries. If more than one Beneficiary is selected, they will share equally in any Death Benefit payable unless you indicate otherwise. You may change the Beneficiary any time before the Annuitant's death.

You may also select one or more Contingent Beneficiaries. You may change the Contingent Beneficiary before the Annuitant's death. If one or more primary Beneficiaries are alive within 30 days after the Annuitant's death, the Contingent Beneficiary cannot become the primary Beneficiary and any interest the Contingent Beneficiary may have in the Contract will cease.

A change of Beneficiary or Contingent Beneficiary will take effect as of the date the Request is processed , unless a certain date is specified by the Owner. If the Owner dies before the Request is processed, the change will take effect as of the date the Request was made, unless we have already made a payout or otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary or Contingent Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, or Contingent Beneficiary, as applicable, except as allowed by law.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid to the Contingent Beneficiary. If no Contingent Beneficiary has been designated, then the benefits will be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary or Contingent Beneficiary survives the Owner or Annuitant, as applicable, we will pay the Death Benefit proceeds to the Owner's estate.

If the Beneficiary is not the Owner's surviving spouse, she/he may elect, not later than one year after the Owner's date of death, to receive the Death Benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that:

     o such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary and
     o such distributions begin not later than one year after the Owner's date of death.

If an election is not received by Great-West from a non-spouse Beneficiary and substantially equal installments begin no later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death. The Death Benefit will be determined as of the date the payouts begin. If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the Death Benefit must be completely distributed within five years of the Owner's date of death.

Distribution of Death Benefit
Death of Annuitant Who is Not the Owner
Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary unless there is a Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date while the Owner and Contingent Annuitant are living, no Death Benefit will be payable and the Contingent Annuitant will become the Annuitant.

If the Annuitant dies after the date annuity payouts begin and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary according to and as rapidly as under the payout option which was in effect on the Annuitant's date of death.

If a corporation or other non-individual is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the "Death of Owner" provisions described below.

--------------------------------------------------------------------------------
Contingent Annuitant
While the Annuitant is living, you may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed , unless a certain date is specified by the Owner(s). Please note, you are not required to designate a Contingent Annuitant.
--------------------------------------------------------------------------------

Death of Owner Who Is Not the Annuitant
If the Owner dies before annuity payouts commence and there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner becomes the Owner and Beneficiary and the Joint Owner may elect to take the Death Benefit or to continue the Contract in force.

If the Owner dies after annuity payouts commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant as rapidly as under the payout option applicable on the Owner's date of death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

In all other cases, we will pay the Death Benefit to the Beneficiary even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.
Death of Owner Who Is the Annuitant
If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint Owner becomes the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant and Beneficiary and may elect to take the Death Benefit or continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary, even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death) and/or Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

--------------------------------------------------------------------------------
Charges and Deductions
No amounts will be deducted from your Contributions except for any applicable Premium Tax. As a result, the full amount of your Contributions (less any applicable Premium Tax) are invested in the Contract.

As more fully described below, charges under the Contract are assessed only as deductions for:

     o Premium Tax, if applicable,
     o charges against your Annuity Account Value for our assumption of mortality and expense risks.

Mortality and Expense Risk Charge
We deduct a Mortality and Expense Risk Charge from your Annuity Account Value at the end of each valuation period to compensate us for bearing certain mortality and expense risks under the Contract. If you select Death Benefit option 1, this is a daily charge equal to an effective annual rate of 0.65%. We guarantee that this charge will never increase beyond 0.65%. If you select Death Benefit option 2, the Mortality and Expense Risk Charge is a daily charge equal to an effective annual rate of 0.70%. We guarantee that this charge will never increase beyond 0.70%.

The Mortality and Expense Risk Charge is reflected in the unit values of each of the Sub-Accounts you have selected. Thus, this charge will continue to be applicable should you choose a variable annuity payout option or a periodic withdrawal option.

Annuity Account Values and annuity payouts are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payouts determined in accordance with the annuity tables and other provisions contained in the Contract. This means that you can be sure that neither the Annuitant's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payouts under the Contract.

The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than we anticipated.

The Mortality and Expense Risk Charge is higher for Owners who have selected Death Benefit option 2 because we bear substantial risk in connection with that option. Specifically, we bear the risk that we may be required to pay an amount to your Beneficiary that is greater than your Annuity Account Value.

If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Expenses of the Portfolios
The value of the assets in the Sub-Accounts reflect the value of Portfolio shares and therefore the fees and expenses paid by each Portfolio. A complete description of the fees, expenses, and deductions from the Portfolios is included in this Prospectus under the Fee Table and Portfolio Annual Expenses on Page and .

Premium Tax
We may be required to pay state Premium Taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending upon applicable state law, we will deduct charges for the Premium Taxes we incur with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Commencement Date. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Other Taxes
Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently made for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

--------------------------------------------------------------------------------
Payout Options
During the Distribution Period, you can choose to receive payouts in three ways--through periodic withdrawals, variable annuity payouts or in a single, lump-sum payment.

You may change the Payout Commencement Date within 30 days prior to commencement of payouts.
--------------------------------------------------------------------------------

Periodic Withdrawals

You may request that all or part of the Annuity Account Value be applied to a periodic withdrawal option. All requests for periodic withdrawals must be in writing. The amount applied to a periodic withdrawal is the Annuity Account Value, less Premium Tax, if any.


In requesting periodic withdrawals, you must elect:

     o The withdrawal frequency of either 1-, 3-, 6- or 12-month intervals
     o A minimum withdrawal amount of at least $100 o The calendar day of the month on which withdrawals will be made
     o One of the periodic withdrawal payout options discussed below-- you may change the withdrawal option and/or the frequency once each calendar year.

Your withdrawals may be prorated across the Sub-Accounts in proportion to their assets. Or, they can be made from specific Sub-Account(s) until they are depleted. Then, we will automatically prorate the remaining withdrawals against any remaining Sub-Account assets unless you request otherwise.

While periodic withdrawals are being received:
     o You may continue to exercise all contractual rights, except that no Contributions may be made.
     o You may keep the same Sub-Accounts as you had selected before periodic withdrawals began.
     o Charges and fees under the Contract continue to apply. Periodic withdrawals will cease on the earlier of the date:
     o The amount elected to be paid under the option selected has been reduced to zero.
     o The Annuity Account Value is zero.
     o You request that withdrawals stop.
     o You purchase an annuity payout option.
     o The Owner or the Annuitant dies.

If periodic withdrawals stop, you may resume making Contributions. However, we may limit the number of times you may restart a periodic withdrawal program.

Periodic withdrawals made for any purpose may be taxable, subject to withholding and to the 10% federal penalty tax if you are younger than age 59 1/2.

--------------------------------------------------------------------------------
If you choose to receive payouts from your Contract through periodic withdrawals, you may select from the following payout options: Income for a specified period (at least 36 months)--You elect the length of time over which withdrawals will be made. The amount paid will vary based on the duration you choose.
--------------------------------------------------------------------------------

Income of a specified amount (at least 36 months)--You elect the dollar amount of the withdrawals. Based on the amount elected, the duration may vary. Any other form of periodic withdrawal acceptable to Great-West which is for a period of at least 36 months.


In accordance with the provisions outlined in this section, you may request a periodic withdrawal to remit fees paid to your Investment Manager or Financial Advisor. There may be income tax consequences to any periodic withdrawal made for this purpose. Please see "Cash Withdrawals" on Page . ---

Annuity Payouts
You can choose the date you'd like annuity payouts to start either when you purchase the Contract or at a later date. If you do not select a payout start date, payouts will begin on the Annuitant's 91st birthday. You can change your selection at any time up to 30 days before the annuity date you selected.

If you have not elected a payout option within 30 days of the Annuity Commencement Date, your Annuity Account Value will be paid out as a variable life annuity with a guarantee period of 20 years.

The amount to be paid out will be based on the Annuity Account Value, minus any Premium Tax, on the Annuity Commencement Date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If your Annuity Account Value is less than $2,000, we may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal.

--------------------------------------------------------------------------------

If you choose to receive variable annuity payouts from your Contract, you may select from the following payout options: Variable life annuity with guaranteed period--This option provides for payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10, 15 or 20 years. Upon the death of the Annuitant, the Beneficiary will receive the remaining payouts at the same interval elected by the Owner. Variable life annuity without guaranteed period--This option provides payouts during the lifetime of the Annuitant. The annuity terminates with the last payout due prior to the death of the Annuitant. Since no minimum number of payouts is guaranteed, this option may offer the maximum level of payouts. It is possible that only one payout may be made if the Annuitant dies before the date on which the second payout is due.

--------------------------------------------------------------------------------

Under an annuity payout option, you can receive payouts monthly, quarterly, semi-annually or annually in payments which must be at least $50. We reserve the right to make payouts using the most frequent payout interval which produces a payout of at least $50. Once annuity payouts commence, you cannot make Contributions or take withdrawals, other than your annuity payouts.

If you elect to receive a single sum payment, the amount paid is the Surrender Value.

Amount of First Variable Payout

The first payout under a variable annuity payout option will be based on the value of the amounts held in each Sub-Account you have selected on the first valuation date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. The rate applied reflects an assumed investment return of 5% ("AIR").

For annuity options involving life income, the actual age, year in which annuitization commences and gender of the Annuitant will affect the amount of each payout. We reserve the right to ask for satisfactory proof of the Annuitant's age. We may delay annuity payouts until satisfactory proof is received. Since payouts to older Annuitants are expected to be fewer in number, the amount of each annuity payout under a selected annuity form will be greater for older Annuitants than for younger Annuitants.


If the age of the Annuitant has been misstated, the payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by us from the next payout or payouts. If payouts were too small, the difference with interest may be added by us to the next payout. This interest is at an annual effective rate which will not be less than the minimum rate allowed by law.

Variable Annuity Units

The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first payout by its Annuity Unit value on the first valuation date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

Amount of Variable Payouts After the
First Payout

Payouts after the first will vary depending upon the investment performance of the Sub-Accounts. Your payouts will increase in amount over time if the Sub-Accounts you select earn more than the 5% AIR; likewise, your payouts will decrease over time if the Sub-Accounts you select earn less than the 5% AIR. The subsequent amount paid from each Sub-Account is determined by multiplying (a) by
(b) where (a) is the number of Sub-Account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the first valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account you have selected. We guarantee that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.


Transfers After the Variable Annuity
Commencement Date
Once annuity payouts have begun, Transfers may be made within the variable annuity payout option among the available Sub-Accounts. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the Sub-Account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units.

Other Restrictions
Once payouts start under the annuity payout option you select:
     o no changes can be made in the payout option,
     o no additional Contributions will be accepted under the Contract and
     o no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

A portion or the entire amount of the annuity payouts may be taxable as ordinary income. If, at the time the annuity payouts begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payouts and remit that amount to the federal government . State income tax withholding may also apply. Please see "Federal Tax Matters" below for details.

-------------------------------------------------------------------------------
Seek Tax Advice

The following discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the person who receives the distribution. A tax adviser should be consulted for further information.
--------------------------------------------------------------------------------

Federal Tax Matters
The following discussion is a general description of federal income tax considerations relating to the Contracts and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. If you are concerned about these tax implications relating to the ownership or use of the Contract, you should consult a competent tax adviser before initiating any transaction.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased only on a non-tax qualified basis ("Non-Qualified Contract"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payouts, and on the economic benefit to you, the Annuitant, or the Beneficiary may depend on the type of Contract, and on the tax status of the individual concerned.

--------------------------------------------------------------------------------
Because tax laws, rules and regulations are constantly changing, we do not make any guarantees about the Contract's tax status.
--------------------------------------------------------------------------------

Taxation of Annuities
Section 72 of the Code governs taxation of annuities. An owner who is a "natural person" will not generally be taxed on increases, if any, in the value of the Annuity Account Value until a distribution of all or part of the Annuity Account Value is made (for example, withdrawals or annuity payouts under the annuity payout option elected). Also, if you make an assignment, pledge, or agreement to assign or pledge all or any portion of the Annuity Account Value, that amount will be treated as a distribution to you under the Contract. The taxable portion of a distribution (in the form of a single sum payout or an annuity) is taxable as ordinary income.

If the Owner of a Contract is a non-natural person (for example, a corporation, partnership, limited liability company or trust), the Owner must generally include in income any increase in the excess of the Annuity Account Value over the "investment in the Contract" (discussed below) during each taxable year. The rule generally does not apply, however, where the non-natural person is only the nominal Owner of a Contract and the beneficial Owner is a natural person.

This rule also does not apply where:
o        The annuity Contract is acquired by the estate of a decedent.
o        The Contract is a qualified funding asset for a structured settlement.
o        The Contract is an immediate annuity.

The following discussion generally applies to a Contract owned by a natural person.

Withdrawals
Partial withdrawals, including periodic withdrawals that are not part of an annuity payout, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the "investment in the Contract" at that time. Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the Contract." d at ordinary income tax rates.

Annuity Payouts

Although the tax consequences will vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that represents the amount by which the Annuity Account Value exceeds the investment in the Contract will be taxed. After the investment in the Contract that is allocable to any taxable year is recovered, the full amount of any additional annuity payouts for that year is taxable.

Penalty Tax
There may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: o Made on or after the date on which the Owner reaches age 59 1/2.
o    Made as a result of death or disability of the Owner.
o Received in substantially equal periodic payouts (at least annually) for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.


For more details regarding this penalty tax and other exemptions that may be applicable, consult a competent tax adviser.

Taxation of Death Benefit Proceeds
Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant. Generally such amounts are included in the income of the recipient as follows: o If distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above. o If distributed under an annuity form, they are taxed in the same manner as annuity payouts, as described above.

Distribution at Death

In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules:
     o If the Owner dies before the date annuity payouts start, the entire Annuity Account Value must generally be distributed within five years after the date of death. If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner's death. If the sole designated Beneficiary is the Owner's spouse, the Contract may be continued in the name of the spouse as Owner.
     o If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

If the Owner is not an individual, then for purposes of the distribution at death rules, the primary Annuitant is considered the Owner. In addition, when the Owner is not an individual, a change in the primary Annuitant is treated as the death of the Owner. The rules described under Distribution of Death Benefit are designed to meet these requirements.

Diversification of Investments

Section 817(h) of the code requires that the investments of each Sub-Account of the Series Account be "adequately diversified" in accordance with certain Internal Revenue Service regulations. We believe that the Sub-Accounts will be adequately diversified.

Owner Control


In three Revenue Rulings issued between 1977 and 1982, the IRS held that where a variable annuity contract holder had certain forms of actual or potential control over the investments that were held by the insurance company under the contract, the contract owner would be taxable on the income and gains produced by these investments. A holder of a Contract will not have any of the specific types of control that were described in those Rulings. However, because the current scope and application of these three Revenue Rulings is unclear, we reserve the right to modify the Contracts as may be required to maintain favorable tax treatment.


Transfers, Assignments or Exchanges
A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences that are not discussed in this Prospectus.

Multiple Contracts
All deferred, Non-Qualified Annuity Contracts that are issued by Great-West (or our affiliates) to the same Owner during any calendar year must be treated as a single annuity contract for purposes of determining the taxable amount.

Withholding

Annuity distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

Section 1035 Exchanges

Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one insurance contract for another. Generally, contracts issued in an exchange for another annuity contract are treated as new for purposes of the penalty and distribution at death rules.


If the initial Contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information with regard to the federal income tax status of the previous annuity contract.

--------------------------------------------------------------------------------
Assignments or Pledges

Generally, rights in the Contract may be assigned or pledged as collateral for loans at any time during the life of the Annuitant

If the Contract is assigned, the interest of the assignee has priority over your interest and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.


A copy of any assignment must be submitted to Great-West. All assignments are subject to any action taken or payout made by Great-West before the assignment was processed. We are not responsible for the validity or sufficiency of any assignment.


If any portion of the Annuity Account Value is assigned or pledged as collateral for a loan, it may be treated as a distribution. Please consult a competent tax adviser for further information.

--------------------------------------------------------------------------------
Performance Data
From time to time, we may advertise yields and average annual total returns for the Sub-Accounts. In addition, we may advertise the effective yield of the Schwab Money Market Sub-Account. These figures will be based on historical information and are not intended to indicate future performance.

Money Market Yield
The yield of the Schwab Money Market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified 7-day period. It is calculated by assuming that the income generated for that seven-day period is generated each 7-day period over a period of 52 weeks and is shown as a percentage of the investment.

The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of the assumed reinvestment.

Average Annual Total Return

The following table shows the average annual total return of the various Sub-Accounts available under the Contract. Although the Contracts are new, certain of the Sub-Accounts available under the Contracts were created by us in the past to fund other of our insurance products and have been in existence for one or more years. For each of those Sub-Accounts, we calculate average annual total return from its inception date. We refer to average annual total return that is calculated from the inception date of a Sub-Account as "standardized performance."

In addition to standardized performance, we show "non-standardized performance." In the case of a Sub-Account that was in existence before we first began to offer the Contracts, non-standardized performance reflects average annual total return for periods prior to the Sub-Account's inception. This is possible in cases where the Portfolio in which the Sub-Account invests was created before the Sub-Account's inception date. Consequently, the Portfolio established a performance track record even before the Sub-Account was created.

In the case of a Sub-Account that was created at or about the same time we first offered the Contracts, there will be no standardized performance for us to show because the Sub-Account does not have a track record.

However, in these cases, we will show non-standardized performance if the Portfolio in which such a Sub-Account invests was in existence prior to the Sub-Account's inception date. When standardized performance becomes available for these Sub-Accounts, we will make that information available to you.


Both standardized performance and non-standardized performance reflect deductions for the highest level of charges under the Contract, including the 0.70% mortality and expense risk charge, which includes a 0.05% charge for Death Benefit Option 2.


In the table on the following page we show average annual total return for each Sub-Account for one-, three-, five- and ten-year periods (or since inception, if less than ten years) ended December 31, 2000. Average annual total return quotations represent the average annual compounded rate of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding Premium Taxes, if any) as of the last day of each of the periods for which total return quotations are provided.

For additional information regarding yields and total returns calculated using the standard methodologies briefly described herein, please refer to the Statement of Additional Information.

                                                                          Performance Data
                                                     Standardized Performance Data
Sub-Account                                                     Since
                                                              Inception     Inception
                                                                  of         Date of
                                                   1 Year     Sub-Account   Sub-Account
Alger American Balanced                              N/A         N/A           N/A
Alger American Growth                              -15.37%      19.66%       11/1/96
Alliance VP Growth & Income                          N/A         N/A           N/A
Alliance VP Growth                                   N/A         N/A           N/A
AllianceBernstein VP Real Estate Investment          N/A         N/A           N/A
American Century VP International                  -17.41%      17.58%       11/1/96
American Century VP Income and Growth                N/A         N/A           N/A
Berger IPT-Small Company Growth                    -7.21%       27.74%       5/1/97
Berger IPT-Large Cap Growth                          N/A         N/A           N/A
Delaware Premium Small Cap Value Series              N/A         N/A           N/A
Deutsche Asset Management VIT EAFE(R)Equity         -17.24%      -0.34%       5/3/99
Index
Deutsche Asset Management VIT Small Cap Index      -4.55%       6.63%        5/3/99
Dreyfus Variable Investment Fund:  Small Cap         N/A         N/A           N/A
Dreyfus Variable Investment Fund:  Growth and      -4.45%       1.58%        5/3/99
Income
Federated International Equity II                    N/A         N/A           N/A
INVESCO VIF-High Yield                             -12.30%      3.58%        11/1/96
INVESCO VIF- Technology                              N/A      -43.97%**      3/1/00
J.P. Morgan Small Company                            N/A         N/A           N/A
Janus Aspen Worldwide Growth                       -16.26%      21.00%       11/1/96
Janus Aspen Flexible Income                         5.50%       3.06%        5/3/99
Oppenheimer Global Securities                        N/A         N/A           N/A
PBHG Large Cap Growth                                N/A         N/A           N/A
SAFECO RST Equity                                  -11.41%      9.86%        5/1/97
Schwab MarketTrack Growth II                       -5.49%       12.19%       11/1/96
Schwab S&P 500                                     -9.98%       16.58%       11/1/96
Scudder Variable Series I Capital Growth           -10.53%      7.74%        5/3/99
Scudder Variable Series II Small Cap Growth          N/A         N/A           N/A
Strong Mid Cap Growth II                             N/A         N/A           N/A
Strong Opportunity II                                N/A         N/A           N/A


                                                                          Performance Data
                                                                       Non-Standardized Performance Data
Sub-Account                                          1         3      5 Years      10       Since Inception of     Inception
                                                    Year     Years                Years         Underlying          Date of
                                                                                            Portfolio (if less    Underlying
                                                                                              than 10 years)       Portfolio
Alger American Balanced                            -3.44%    17.40%    16.06%    11.96%            N/A             9/5/1989
Alger American Growth                             -15.37%    18.21%    18.35%    19.61%            N/A             1/9/1989
Alliance VP Growth & Income                        13.11%    14.52%    18.81%    14.45%            N/A             1/1/1991
Alliance VP Growth                                -18.08%    11.82%    18.15%      N/A            20.44%           9/1/1994
AllianceBernstein VP Real Estate Investment        25.79%    -1.61%     N/A        N/A            3.94%            1/1/1997
American Century VP International                 -17.41%    16.64%    16.26%      N/A            12.83%           5/1/1994
American Century VP Income and Growth             -11.24%    9.43%      N/A        N/A            11.46%          10/30/1997
Berger IPT-Small Company Growth                    -7.21%    21.29%     N/A        N/A            17.54%           5/1/1996
Berger IPT-Large Cap Growth                       -11.37%    20.23%     N/A        N/A            20.41%           5/1/1996
Delaware Premium Small Cap Value Series            17.36%    1.59%     10.99%      N/A            12.90%           1/1/1995
Deutsche Asset Management VIT EAFE(R)Equity        -17.24%    8.19%      N/A        N/A            5.04%            8/22/1997
Index
Deutsche Asset Management VIT Small Cap Index      -4.55%    3.43%      N/A        N/A            4.51%            8/22/1997
Dreyfus Variable Investment Fund:  Small Cap       12.52%    9.68%     12.11%    33.41%            N/A             1/1/1991
Dreyfus Variable Investment Fund:  Growth and      -4.45%    7.19%     11.25%      N/A            16.02%           5/2/1994
Income
Federated International Equity II                 -23.16%    20.72%    15.64%      N/A            14.49%           6/1/1995
INVESCO VIF-High Yield                            -12.30%    -1.49%    5.21%       N/A            6.72%            5/27/1994
INVESCO VIF- Technology                           -23.92%    34.66%     N/A        N/A            32.82%           5/21/1997
J.P. Morgan Small Company                         -11.93%    5.82%     11.76%      N/A            14.90%           1/1/1995
Janus Aspen Worldwide Growth                      -16.26%    20.53%    22.17%      N/A            21.42%           9/13/1993
Janus Aspen Flexible Income                        5.50%     4.88%     6.78%       N/A            7.44%            9/13/1993
Oppenheimer Global Securities                      4.36%     23.00%    21.49%    14.95%            N/A            11/12/1990
PBHG Large Cap Growth                              -2.17%    27.71%     N/A        N/A            27.65%           5/1/1997
SAFECO RST Equity                                 -11.41%    6.04%     12.87%    15.83%            N/A             4/3/1987
Schwab MarketTrack Growth II                       -5.49%    8.03%      N/A        N/A            12.19%           11/1/1996
Schwab S&P 500                                     -9.98%    11.05%     N/A        N/A            16.58%           11/1/1996
Scudder Variable Series I Capital Growth          -10.53%    13.71%    18.78%    16.89%            N/A             7/16/1985
Scudder Variable Series II Small Cap Growth       -11.34%    11.67%    18.73%      N/A            19.01%           6/1/1994
Strong Mid Cap Growth II                          -15.43%    26.78%     N/A        N/A            27.29%           1/1/1997
Strong Opportunity II                              5.84%     16.93%    18.50%      N/A            18.38%           5/1/1992

# The SCHWABsignature ANNUITY contract has only been offered since May 3, 2001.
* Indicates non-standardized performance because data is calculated for periods preceding the inception date of the Sub-Account.
**Represents Cumulative Return, since Sub-Account has been in Annuity for less than one year.

Performance information and calculations for any Sub-Account are based only on the performance of a hypothetical Contract under which the Annuity Account Value is allocated to a Sub-Account during a particular time period. Performance information should be considered in light of the investment objectives and policies and characteristics of the Portfolios in which the Sub-Account invests and the market conditions during the given time period. It should not be considered as a representation of what may be achieved in the future.

Reports and promotional literature may also contain other information including:
o the ranking of or asset allocation/investment strategy of any Sub-Account derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, Morningstar, Value Line, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and other rating services, companies, publications or other people who rank separate accounts or other investment products on overall performance or other criteria, and

o the effect of tax-deferred compounding on investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

We may from time to time also advertise cumulative (non-annualized) total returns, yield and standard total returns for the Sub-Accounts. In addition, we may advertise performance based on accumulation unit values that reflect the lower Mortality and Expense Risk Charge associated with Death Benefit option 1.

We may also advertise performance figures for the Sub-Accounts based on the performance of a Portfolio prior to the time the Series Account commenced operations.

For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

--------------------------------------------------------------------------------
Distribution of the Contracts

Charles Schwab & Co., Inc. (Schwab) is the principal underwriter and distributor of the Contracts. Schwab is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). Its principal offices are located at 101 Montgomery Street, San Francisco, California 94104, telephone 888-560-5938.


--------------------------------------------------------------------------------
Voting Rights
In general, you do not have a direct right to vote the Portfolio shares held in the Series Account. However, under current law, you are entitled to give us instructions on how to vote the shares. We will vote the shares according to those instructions at regular and special shareholder meetings. If the law changes and we can vote the shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, you have the voting interest. The number of votes available to you will be calculated separately for each of your Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to your Contract will decrease as annuity payouts are made.

The number of votes of a Portfolio will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by communication prior to such meeting in accordance with procedures established by the respective Portfolios.

If we do not receive timely instructions and Owners have no beneficial interest in shares held by us, we will vote according to the voting instructions as a proportion of all Contracts participating in the Sub-Account. If you indicate in your instructions that you do not wish to vote an item, we will apply your instructions on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Portfolio.

Please note, generally the Portfolios are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

Contract Owners have no voting rights in Great-West.

--------------------------------------------------------------------------------
Rights Reserved by Great-West
We reserve the right to make certain changes we believe would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

     o To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

     o To Transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate accounts; or to add, combine or remove Sub-Accounts of the Series Account.

     o To substitute, for the Portfolio shares in any Sub-Account, the shares of another Portfolio or shares of another investment company or any other investment permitted by law.

     o To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

     o To change the time or time of day at which a valuation date is deemed to have ended.

     o To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including changing the way we assess charges, without increasing them for any outstanding Contract beyond the aggregate amount guaranteed.
--------------------------------------------------------------------------------
Legal Proceedings
Currently, the Series Account is not a party to, and its assets are not subject to any material legal proceedings. And, Great-West is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which Great-West is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions or prospects of Great-West.
--------------------------------------------------------------------------------
Legal Matters
Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt LLP.
--------------------------------------------------------------------------------
Experts

The consolidated balance sheets for Great-West Life & Annuity Insurance Company for the year ended December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000, as well as , and the financial statements of the Variable Annuity-1Series Account for the years ended December 31, 2000 and 1999, included in the Statement of Additional Information , have been audited by Deloitte & Touche, LLP independent auditors, as stated in their reports which are included in the Statement of Additional Information and has been so inconcluded in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

Available Information
You may request a free copy of the Statement of Additional Information. Please direct any oral, written or electronic request for such documents to:


Schwab Insurance Center
P. O. Box  7666

San Francisco, California  94120-7666
1-888-560-5938

Email:  annuities@schwab.com
Internet:
For Schwab Signature Services customers:
www.schwab.com
For clients of investment managers who are Schwab Alliance customers: www.schwaballinace.com
For all other clients of investment managers:
www.schwabannuity.com

--------------------------------------------------------------------------------
The SEC maintains an Internet web site (http://www.sec.gov) that contains the Statement of Additional Information and other information filed electronically by Great-West concerning the Contract and the Series Account.

You also can review and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

The Statement of Additional Information contains more specific information relating to the Series Account and Great-West, such as:

o        general information
o information about Great-West Life & Annuity Insurance Company and the Variable Annuity-1 Series Account
o        the calculation of annuity payouts
o        postponement of payouts
o        services
o        withholding
o        calculation of performance data.

--------------------------------------------------------------------------------
Appendix A--Net Investment Factor
The Net Investment Factor is determined by dividing (a) by (b), and subtracting
(c) from the result where:

(a) is the net result of:
1) the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period, plus
2) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the Portfolio on shares if the "ex-dividend" date occurs during the current Valuation Period, minus or plus
3) a per unit charge or credit for any taxes incurred by or provided for in the Sub-Account, which is determined by GWL&A to have resulted from the investment operations of the Sub-Account, and

(b) is the net asset value per share of the Portfolio shares determined as of the end of the immediately preceding Valuation Period, and

(c) is an amount representing the Mortality and Expense Risk Charge deducted from each Sub-Account on a daily basis. Such amount is equal to 0.65% if you have selected Death Benefit option 1 or 0.70% if you have selected Death Benefit option 2.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit Value may increase, decrease or remain unchanged.

The net asset value per share referred to in paragraphs (a)(1) and (b) above, reflect the investment performance of the Portfolio as well as the payment of Portfolio expenses.

                        VARIABLE ANNUITY-1 SERIES ACCOUNT



                            Flexible Premium Variable
                                Annuity Contracts


                                    issued by


                   Great-West Life & Annuity Insurance Company
                              8515 E. Orchard Road
                        Greenwood Village, Colorado 80111
                  Telephone:        (800) 468-8661 (Outside Colorado)
                            (800) 547-4957 (Colorado)





                       STATEMENT OF ADDITIONAL INFORMATION






         This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Prospectus, dated May 3, 2001, which is available without charge by contacting the Schwab Insurance Center, P.O. Box 7666, San Francisco, California 94120-7666 , www.schwab.com or at
1-888-560-5938.

                                   May 3, 2001

                                TABLE OF CONTENTS


                                                                                                               Page


GENERAL INFORMATION.............................................................................................B-3
GREAT-WEST LIFE & ANNUITY
  AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT.....................................................................B-3
CALCULATION OF ANNUITY PAYMENTS.................................................................................B-3
POSTPONEMENT OF PAYMENTS........................................................................................B-4
SERVICES........................................................................................................B-4
         - Safekeeping of Series Account Assets.................................................................B-4
         - Experts..............................................................................................B-4
         - Principal Underwriter................................................................................B-5

         - Administrative Services..............................................................................B-5

WITHHOLDING.....................................................................................................B-5
CALCULATION OF PERFORMANCE DATA.................................................................................B-6
FINANCIAL STATEMENTS............................................................................................B-7

                               GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                    AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT


     Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a Colorado corporation qualified to sell life insurance and annuity contracts in Puerto Rico, U.S. Virgin Islands, Guam, the District of Columbia and all states except New York. The Company is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is owned 80.2% by Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.


     The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account

     Best's Insurance Reports has assigned the Company its highest financial strength and operating performance rating of A++. Fitch, Inc. has assigned the Company their highest claims paying ability rating of AAA. Standard & Poor's Corporation has assigned the Company its second highest rating of AA+ for claims paying ability. Moody's Investors Service has assigned the Company an insurance and financial strength rating of Aa2.

                         CALCULATION OF ANNUITY PAYMENTS

Variable Annuity Options

     The Company converts the Accumulation Units for each of Sub-Account held by you into Annuity Units at their values determined as of the end of the Valuation Period which contains the Payment Commencement Date. The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first payment by the Annuity Unit Value on the first Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Sub-Account remains fixed during the annuity payment period.

     The first payment under a variable annuity payment option will be based on the value of each Sub-Account on the first Valuation Date preceding the Payment Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the Payment Option. Payments after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the first Valuation Date preceding the date the annuity payment is due. The total amount of each Variable Annuity Payment will be the sum of the Variable Annuity Payments for each Sub-Account.

                            POSTPONEMENT OF PAYMENTS

     With respect to amounts allocated to the Series Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by the Schwab Insurance & Annuity Service Center. However, the determination, application or payment of any death benefit, Transfer, full surrender, partial withdrawal or annuity payment may be deferred (1) for any period (A) during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or (B) trading on the New York Stock Exchange is restricted, (2) for any period during which an emergency exists as a result of which (A) disposal by the Series Account of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for the Series Account to determine the value of its net assets, or (3) for such other periods as the Securities and Exchange Commission may by order permit for the protection of securityholders of the Series Account.

                                    SERVICES

         A.       Safekeeping of Series Account Assets

     The assets of Variable Annuity-1 Series Account (the "Series Account") are held by Great-West Life & Annuity Insurance Company ("GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of GWL&A. GWL&A maintains records of all purchases and redemptions of shares of the underlying funds. Additional protection for the assets of the Series Account is afforded by blanket fidelity bonds issued to The Great-West Life Assurance Company in the amount of $50 million (Canadian), which covers all officers and employees of GWL&A.

         B.       Experts


     The accounting firm of Deloitte & Touche LLP performs certain accounting and auditing services for GWL&A and the Series Account. The principal business address of Deloitte & Touche LLP is 555 Seventeenth Street, Suite 3600, Denver, CO 80202..

     The consolidated financial statements of GWL&A as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated by reference into the prospectus and included in this Statement of Additional Information and the financial statements of Variable Annuity-1 Series Account for the years ended December 31, 2000 and 1999included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports appearing therein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


         C.       Principal Underwriter

     The offering of the Contracts is made on a continuous basis by Charles Schwab & Co., Inc. ("Schwab"). Schwab is a California corporation and is a member of the National Association of Securities Dealers ("NASD"). The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.


         D.       Administrative Services

     Certain administrative services are provided by Schwab and by AnnuityNet, Inc. ("AnnuityNet") to assist Great-West in processing the Contracts. These services are described in written agreements between Schwab, AnnuityNet and Great-West. Great-West has agreed to indemnify Schwab (and its agents, employees, and controlling persons) for certain damages arising out of the sale of the Contracts, including those arising under the securities laws.


                                   WITHHOLDING

     Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

     Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

                         CALCULATION OF PERFORMANCE DATA

A.       Yield and Effective Yield Quotations for the Money Market Sub-Account
         ---------------------------------------------------------------------

     The yield quotation for the Money Market Sub-Account will be for the seven-day period and is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting the highest level of charges deducted under the Contract, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

     The effective yield quotation for the Money Market Sub-Account will be for the seven-day period and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Sub-Account at the beginning of the period, subtracting a hypothetical charge reflecting the highest level of charges deducted under the Contract, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               EFFECTIVE YIELD = [(BASE PERIOD RETURN +1)365/7]-1.

     For purposes of the yield and effective yield computations, the hypothetical charge reflects the highest level of all charges that are deducted from Annuity Account Value in proportion to the length of the base period, and for fees that vary with the size of the account, if any, the account size is assumed to be the Money Market Sub-Account's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time the Contract Owner has participated under the Contracts. (See "Charges and Deductions" in the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Sub-Account and the Fund are excluded from the calculation of yield.


B.       Total Return and Yield Quotations for All Sub-Accounts
         (Other than Money Market)
         -----------------------------------------------------------------------

     The standardized total return quotations for all Sub-Accounts, other than the Money Market, will be average annual total return quotations for one-, five- and ten-year periods (or the life of the Sub-Account, if shorter). The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                  P(1+T)n = ERV

 Where:       P =      a hypothetical initial payment of $1,000
              T =      average annual total return
              N =      number of years
            ERV =      ending redeemable value of a hypothetical $1,000 payment
                       made at the beginning of the particular period at the end of the particular period

For purposes of the standardized average annual total return quotations for these Sub-Accounts, the calculations take into effect the highest level of all fees that are charged to Annuity Account Value, and for fees that vary with the size of the account, if any, the account size is assumed to be the respective Sub-Accounts' mean account size. The calculations also assume a complete redemption as of the end of the particular period.

         The yield quotations for these Sub-Accounts will be based on a thirty-day period, and will be computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                          YIELD = 2[((a-b)/cd +1)6 -1]

Where:     a =      net investment income earned during the period by the
                    corresponding  portfolio of the Fund attributable to shares owned by the Sub-Account.
           b =      expenses accrued for the period (net of reimbursements).
           c =      the average daily number of Accumulation Units outstanding during the period.
           d =      the maximum offering price per Accumulation Unit on the last day of the period.


For purposes of the yield quotations for these Sub-Accounts, the calculations take into effect the highest level of all fees that are charged to Annuity Account Value, and for fees that vary with the size of the account, if any, the account size is assumed to be the respective Sub-Accounts' mean account size.

                              FINANCIAL STATEMENTS


         The consolidated financial statements of GWL&A filed with this Statement of Additional Information should be considered only as bearing upon GWL&A's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Contract Owners under the Contracts are affected solely by the investment results of the Series Account.

                        VARIABLE ANNUITY-1 SERIES ACCOUNT

                              Financial Statements

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Contract Owners of
    Variable Annuity-1 Series Account of
    Great-West Life & Annuity Insurance Company

We have audited the accompanying statement of assets and liabilities of Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company (the "Series Account") as of December 31, 2000, and the related statements of operations for the year then ended, by investment division, and the statements of changes in net assets for each of the two years in the period then ended, by investment division. These financial statements are the responsibility of the Series Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Annuity-1 Series Account of Great-West Life & Annuity Insurance Company as of December 31, 2000, the results of its operations for the year then ended, by investment division, and the changes in its net assets for each of the two years in the period then ended, by investment division, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
February 26, 2001


VARIABLE ANNUITY- 1 SERIES ACCOUNT OF
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2000

-------------------------------------------------------------------------------------------------------------

ASSETS
Investments in the underlying funds:                                    Shares        Cost          Value
                                                                        ------        -----         -----

Alger American Fund                       Growth                        1,372,088  $80,098,349  $ 64,858,616
American Century VP Funds                 International                 1,560,526   16,240,237    15,964,185
Baron Funds                               Capital Asset Fund              420,691    7,584,116     7,261,125
Berger Funds                              IPT Small Co Growth           2,130,565   57,182,765    46,041,520
Deutsche Bank                             BT Fds Trust EAFE Equity        409,223    4,540,814     4,558,742
                                          Index
Deutsche Bank                             BT Fds Trust Small Cap          473,673    5,577,226     5,257,767
                                          Index
Dreyfus Family Of Funds                   VIF Capital Appreciation        122,982    4,946,084     4,785,213
Dreyfus Family Of Funds                   VIF Growth & Income             115,400    2,935,963     2,709,601
Federated Services Company                American Leaders Fund II      1,012,202   20,787,684    20,770,382
Federated Services Company                Fund For U.S. Govt Sec II     3,520,085   37,449,862    39,108,145
Federated Services Company                Utility Fund II                 268,444    3,614,723     3,339,447
INVESCO                                   High Yield                    2,185,125   25,080,731    22,004,207
INVESCO                                   Industrial Income             1,774,268   35,678,481    36,745,093
INVESCO                                   VIF Technology Fund             806,616   34,009,942    22,883,683
Janus Aspen Funds                         Flexible Income               1,461,171   16,700,310    16,745,020
Janus Aspen Funds                         Growth                        3,290,008   101,500,846   87,119,412
Janus Aspen Funds                         International Growth          1,122,259   36,037,254    34,677,812
Janus Aspen Funds                         Worldwide Growth              2,857,843   115,294,685   105,683,043
Montgomery Funds                          Variable Series Growth          428,432    7,701,292     6,657,829
Prudential Series Fund, Inc.              Equity Portfolio                 58,145    1,632,282     1,425,136
Safeco                                    RST Equity Portfolio            481,691   15,121,682    13,227,242
Safeco                                    Safeco RST Growth               354,233    7,998,610     6,663,117
Schwab                                    Market Track Growth Port        887,037   13,557,668    13,137,015
                                          II
Schwab                                    Money Market                141,372,322   141,372,322   141,372,322
Schwab                                    S & P 500                     5,874,328   110,989,674   111,729,717
Scudder Funds/Scudder Svc Corp            Capital Growth A                197,839    5,269,615     4,564,152
Scudder Funds/Scudder Svc Corp            Growth & Income A               165,469    1,790,910     1,717,564
Strong Capital Mgmt Inc.                  VF Schafer Value                504,541    4,898,860     4,939,459
Universal Inst Fund (CGFSC)               US Real Estate TUIF             769,626    8,520,502     8,854,807
                                    Portfolio
                                                                                   ------------ -------------

Total Investments                                                                   924,113,489   854,801,373
                                                                                   ============

Other assets and liabilities:
  Premiums due and accrued                                                                         1,031,691
  Due to Great-West Life &  Annuity Insurance Company                                              (196,140)
                                                                                                -------------

NET ASSETS APPLICABLE TO OUTSTANDING UNITS OF CAPITAL                                           $ 855,636,924
                                                                                                =============




See notes to financial statements


VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------


                                   Alger        Alger         American       American
                                 American      American      Century VP     Century VP    Banker Trust       Banker
                                  Growth      Small-Cap       Capital      International   EAFE Equity    Trust Small    Baron
                                Portfolio     Portfolio     Appreciation    Investment        Index        Cap Index     Capital
                                   Fund          Fund           Fund           Fund           Fund            Fund      Asset
                                Investment    Investment     Investment     Investment     Investment      Investment   Fund
                                 Division      Division       Division       Division       Division        Division    Investment
                                                                                                                         Division
                             --------------- -------------  -------------  -------------- --------------  ------------- -----------

INVESTMENT INCOME            $    9,164,648  $          -              -   $     316,589  $      52,518   $     26,176  $   15,934
                                                            $

EXPENSES - mortality and            592,794         4,903          1,955         137,343         21,531         36,707      59,474
risk expense:
                             --------------- -------------  -------------  -------------- --------------  ------------- -----------


NET INVESTMENT INCOME (LOSS)      8,571,854       (4,903)        (1,955)         179,246         30,987       (10,531)      (43,540)

                             --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:

Net realized gain (loss) on         499,139     1,601,183        783,788         436,101      (281,498)         24,660     748,389
investments

Net change in unrealized
appreciation
(depreciation) on investments (22,302,688)     (826,933)      (461,457)     (3,325,309)       (97,063)      (512,176)    (1,087,468)
                             --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:    (21,803,549)       774,250        322,331     (2,889,208)      (378,561)      (487,516)    (339,079)
                             --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET INCREASE (DECREASE)
IN NET ASSETS
RESULTING FROM OPERATIONS    $  (13,231,695)  $    769,347   $    320,376   $ (2,709,962)  $   (347,574)   $  (498,047)  $ (382,619)
                             =============== =============  =============  ============== ==============  ============= ===========





See notes to financial statements                                                                                    (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------


                               Berger IPT                                                                               INVESCO
                                 Small         Dreyfus     Dreyfus VIF      Federated      Federated                   VIF High
                                Company     VIF Capital      Growth &       American       Fund for       Federated    Yield
                                 Growth     Appreciation      Income         Leaders         U.S.          Utility     Portfolio
                                  Fund          Fund           Fund          Fund II      Government       Fund II     Fund
                               Investment    Investment     Investment     Investment     Securities      Investment   Investment
                                Division      Division       Division       Division          II           Division     Division
                                                                                          Investment
                                                                                           Division
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------


INVESTMENT INCOME           $      716,346        84,922        108,637         749,479      1,551,550        181,231     205,861
                                            $              $              $              $               $             $

EXPENSES - mortality and           401,927        34,399         15,305         171,413        275,059         31,542     196,691
risk expense:
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------


NET INVESTMENT INCOME (LOSS)       314,419        50,523         93,332         578,066      1,276,491        149,689       9,170
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:


Net realized gain (loss) on      9,064,967       180,948            797         126,946      (596,697)      (249,999)    (621,317)
investments

Net change in unrealized
appreciation
(depreciation) on investments (19,033,086)     (271,442)      (245,112)       (578,738)      2,569,651      (287,035)    (2,385,314)
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:    (9,968,119)      (90,494)      (244,315)       (451,792)      1,972,954      (537,034)    (3,006,631)
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET INCREASE (DECREASE)
IN NET ASSETS
RESULTING FROM OPERATIONS   $  (9,653,700)      (39,971)      (150,983)         126,274      3,249,445      (387,345)    (2,997,461)
                                            $              $              $              $               $             $
                            =============== =============  =============  ============== ==============  ============= ===========





See notes to financial statements                                                                              (Continued)


VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        Janus
                                 INVESCO                                                                               Aspen
                                  VIF                                      Janus Aspen    Janus Aspen    Janus Aspen   International
                               Industrial   INVESCO VIF    INVESCO VIF     Aggressive      Flexible         Growth     Growth
                                 Income      Technology       Total          Growth         Income        Portfolio    Portfolio
                               Portfolio        Fund          Return        Portfolio      Portfolio         Fund      Fund
                                  Fund       Investment     Portfolio         Fund           Fund         Investment   Investment
                               Investment     Division         Fund        Investment     Investment       Division     Division
                                Division                    Investment      Division       Division
                                                             Division
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------


INVESTMENT INCOME           $    2,075,164        53,101              -               -        732,835      7,671,128    1,697,312
                                            $              $              $              $               $             $


EXPENSES - mortality and           290,562       171,020          7,025          21,497         98,864        802,020     264,449
risk expense:
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET INVESTMENT INCOME
(LOSS)
                                 1,784,602     (117,919)        (7,025)        (21,497)        633,971      6,869,108    1,432,863
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:


Net realized gain (loss) on      1,375,589    (5,477,278)     (899,188)      10,489,336       (97,442)     11,656,171    (4,275,959)
investments

Net change in unrealized
appreciation
(depreciation) on              (1,915,713)    (11,126,259)      437,673     (6,569,430)        186,006     (35,679,118)  (3,288,036)
investments                  --------------- -------------  -------------  -------------- --------------  ------------- -----------


NET REALIZED AND UNREALIZED
GAIN
(LOSS) ON INVESTMENTS:           (540,124)    (16,603,537)    (461,515)       3,919,906         88,564     (24,022,947)  (7,563,995)
                            --------------- -------------  -------------  -------------- --------------  ------------- -----------

NET INCREASE (DECREASE) IN
NET ASSETS
RESULTING FROM OPERATIONS   $    1,244,478  $ (16,721,456)  $ (468,540)       3,898,409  $     722,535   $ (17,153,839)  (6,131,132)
                                                                          $                                            $
                            =============== =============  =============  ============== ==============  ============= ===========





See notes to financial statements                                                                                       (Continued)



VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                 Janus                                                                                   Schwab
                                 Aspen                                                                                   Market
                               Worldwide                                   Prudential                     Safeco RST      Track
                                 Growth      Lexington      Montgomery       Series       Safeco RST        Growth       Schwab
                               Portfolio      Emerging       Variable        Equity         Equity        Portfolio      Growth
                                  Fund        Markets        Series:        Portfolio      Portfolio         Fund       Portfolio
                               Investment       Fund       Growth Fund     Investment        Fund         Investment     II Fund
                                Division     Investment     Investment      Division      Investment       Division    Investment
                                              Division       Division                      Division                     Division
                            --------------- -------------  -------------  -------------- --------------  ------------- ------------


INVESTMENT INCOME           $   10,471,789  $          -        494,726         218,016        101,336        726,811      220,522
                                                           $              $              $               $             $


EXPENSES - mortality and         1,051,606         2,965         58,621           5,311        122,580         46,058       95,517
risk expense:
                            --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET INVESTMENT INCOME (LOSS)
                                 9,420,183       (2,965)        436,105         212,705       (21,244)        680,753      125,005
                            --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:


Net realized gain (loss) on     12,580,497     1,333,460        234,057        (18,955)      (121,761)      (116,249)      459,634
investments

Net change in unrealized
appreciation
(depreciation) on
investments                   (44,233,280)     (804,244)      (1,502,231)     (176,253)    (1,689,345)     (1,565,089)   (1,334,624)
                             --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET REALIZED AND UNREALIZED
GAIN
(LOSS) ON INVESTMENTS:        (31,652,783)       529,216      (1,268,174)     (195,208)    (1,811,106)     (1,681,338)   (874,990)
                            --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET INCREASE (DECREASE) IN
NET ASSETS
RESULTING FROM OPERATIONS   $ (22,232,600)       526,251      (832,069)          17,497    (1,832,350)   $ (1,000,585) $ (749,985)
                                            $              $              $              $
                            =============== =============  =============  ============== ==============  ============= ============




See notes to financial statements                                                                                       (Continued)


VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------


                                Schwab
                                Money                                       Scudder       SteinRoe
                                Market      Schwab S &      Scudder        Growth &        Capital         Strong      Strong VF
                              Portfolio       P 500         Capital         Income      Appreciation     Discovery      Schafer
                                 Fund       Portfolio        Growth         Fund A          Fund          Fund II        Value
                              Investment       Fund          Fund A       Investment     Investment      Investment      Fund
                               Division     Investment     Investment      Division       Division        Division    Investment
                                             Division       Division                                                   Division
                           --------------- -------------  -------------  -------------- --------------  ------------- ------------


INVESTMENT INCOME          $    7,445,149     1,446,970        320,393          34,181              -              -       20,940
                                           $              $              $              $               $             $


EXPENSES - mortality and        1,085,649       953,432         30,472           9,652          4,920          1,038       23,864
risk expense:
                           --------------- -------------  -------------  -------------- --------------  ------------- ------------


NET INVESTMENT INCOME (LOSS     6,359,500       493,538        289,921          24,529        (4,920)        (1,038)      (2,924)
                           --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:


Net realized gain (loss) on             -     7,926,937       (13,143)         (8,006)      2,130,865        176,624       60,457
investments

Net change in unrealized
appreciation
(depreciation) on                       -    (21,149,831)    (923,455)        (81,291)    (1,048,223)       (79,860)       99,960
investments
                           --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET REALIZED AND UNREALIZED
GAIN
(LOSS) ON INVESTMENTS:                  -    (13,222,894)    (936,598)        (89,297)      1,082,642         96,764      160,417
                           --------------- -------------  -------------  -------------- --------------  ------------- ------------

NET INCREASE (DECREASE) IN
NET ASSETS
RESULTING FROM OPERATIONS  $    6,359,500    (12,729,356)    (646,677)        (64,768)      1,077,722         95,726      157,493
                                           $              $              $              $               $             $
                           =============== =============  =============  ============== ==============  ============= ============




See notes to financial statements                                                                                      (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                                                       Van Kampen
                                                                        American
                                                                         Capital
                                          Universal      Van Eck        L.I.T. -
                                           Fd U.S.      Worldwide        Morgan
                                         Real Estate   Hard Assets      Stanley
                                          Portfolio        Fund       Real Estate        Total
                                          Investment    Investment     Securities      Variable
                                           Division      Division      Portfolio      Annuity - 1
                                                                          Fund          Series
                                                                       Investment       Account
                                                                        Division
                                       --------------- -------------  -------------  --------------


INVESTMENT INCOME                      $                      2,535        287,656      47,378,581
                                              184,126  $              $              $


EXPENSES - mortality and                       17,931           318         30,238       7,176,652
risk expense:
                                       --------------- -------------  -------------  --------------


NET INVESTMENT INCOME (LOSS)                                  2,217        257,418      40,201,929
                                              166,195
                                       --------------- -------------  -------------  --------------

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS:


Net realized gain (loss) on                                 (9,724)        547,097      49,451,130
investments                                 (199,296)

Net change in unrealized
appreciation
(depreciation) on investments                               (6,162)        201,006     (180,757,664)
                                             334,305
                                       --------------- -------------  -------------  --------------

NET REALIZED AND UNREALIZED
GAIN
(LOSS) ON INVESTMENTS:                                     (15,886)        748,103     (131,306,534)
                                             135,009
                                       --------------- -------------  -------------  --------------

NET INCREASE (DECREASE) IN
NET ASSETS
RESULTING FROM OPERATIONS              $                   (13,669)      1,005,521     (91,104,605)
                                              301,204  $              $              $
                                       =============== =============  =============  ==============




See notes to financial statements                                                                                     (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                           American Century VP
                               Alger American Growth       Alger American       American Century VP        International
                                  Portfolio Fund         Small-Cap Portfolio   Capital Appreciation       Investment Fund
                                                                Fund                   Fund
                                Investment Division      Investment Division     Investment Division     Investment Division
                              ------------------------  ---------------------- ----------------------  ----------------------

                                   2000        1999        2000        1999        2000        1999       2000        1999
                                   ----        ----        ----        ----        ----        ----       ----        ----
                                                           (1)                     (2)
FROM OPERATIONS:
Net investment income (loss)  $  8,571,854  $2,908,091  $ (4,903)   $ 696,986  $  (1,955)   $ (8,462)  $ 179,246  $ (82,946)
Net realized gain (loss) on        499,139   4,703,329   1,601,183    683,422     783,788     138,330    436,101    3,225,176
  investments
Net change in unrealized
(depreciation)
on investments                  (22,302,688) 3,879,533   (826,933)   (124,124)   (461,457)    381,250    (3,325,309)2,699,939
                              ------------- ----------  ----------  ---------- -----------  ---------  ---------- -----------

Increase (decrease) in net      (13,231,695) 11,490,953   769,347    1,256,284    320,376     511,118    (2,709,962)5,842,169
assets
resulting from operations
                              ------------- ----------  ----------  ---------- -----------  ---------  ---------- -----------

FROM UNIT TRANSACTIONS
( by category):
Purchase payments                4,107,286   1,791,766          -     135,079           -          7     1,006,608   161,631

Redemptions                     (3,755,789)  (1,930,065)  (1,149)    (312,121)    (6,322)     (109,227)  (606,429)  (544,982)

Net transfers                   23,095,554   18,831,036  (4,420,562) (5,643,723) (1,602,011)     435     3,818,368   658,360
                              ------------- ----------  ----------  ---------- -----------  ---------  ---------- -----------

Increase (decrease) in          23,447,051   18,692,737  (4,421,711) (5,820,765) (1,608,333)  (108,785)  4,218,547   275,009
net assets
resulting from unit
transactions
                              ------------- ----------  ----------  ---------- -----------  ---------  ---------- -----------

INCREASE (DECREASE)             10,215,356   30,183,690  (3,652,364) (4,564,481) (1,287,957)  402,333    1,508,585  6,117,178
IN NET ASSETS

NET ASSETS:
Beginning of year               54,671,070   24,487,380  3,652,364   8,216,845   1,287,957    885,624    14,263,928 8,146,750
                              ------------- ----------  ----------  ---------- -----------  ---------  ---------- -----------
End of year                   $ 64,886,426  $54,671,070 $       -   $3,652,364 $        -   $ 1,287,957$ 15,772,51$ 14,263,928
                              ============= ==========  ==========  ========== ===========  =========  ========== ===========

(1) The  Investment  Division  ceased  operations  on  March  31,  2000
(2) The Investment Division ceased operations on March 10, 2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The Investment Division ceased operations on March 24, 2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective  September 25, 2000. The underlying fund transferred from Van Kampen American  Capital L.I.T- Morgan Stanley Real Estate to Universal
Institutional fund US Real Estate



See notes to financial statements                                                                                        (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                  Banker Trust EAFE       Banker Trust Small                               Berger IPT Small
                                  Equity Index Fund         Cap Index Fund       Baron Capital Asset      Company Growth Fund
                                                                                        Fund
                                 Investment Division      Investment Division    Investment Division      Investment Division
                               ------------------------  ---------------------  ---------------------  ------------------------

                                   2000         1999       2000        1999        2000        1999        2000        1999
                                   ----         ----       ----        ----        ----        ----        ----        ----

FROM OPERATIONS:
Net investment income (loss)   $    30,987   $  80,633   $(10,531)  $  92,042   $(43,540)    $24,915   $  314,419   $ (79,055)
Net realized gain (loss) on       (281,498)     169,851     24,660      24,251     748,389     (47,187)   9,064,967   2,440,028
investments
Net change in unrealized
appreciation (depreciation)
on investments                    (97,063)     114,991    (512,176)   192,717    (1,087,468)  764,477    (19,033,086)7,015,363
                               ------------  ----------  ---------  ----------  ----------   --------  -----------  -----------

Increase (decrease) in net       (347,574)     365,475    (498,047)   309,010    (382,619)    742,205    (9,653,700) 9,376,336
assets
resulting from operations
                               ------------  ----------  ---------  ----------  ----------   --------  -----------  -----------

FROM UNIT TRANSACTIONS
( by category):
Purchase payments                  237,239      64,759    409,315      32,174     618,666     42,286     3,649,068     231,517

Redemptions                      (366,399)     (3,240)    (201,081)   (8,271)    (216,253)    (142,057)  (3,387,200) (354,145)

Net transfers                    1,422,378    1,510,014   3,082,978   2,035,607  1,466,915    5,080,223  26,976,538  13,055,611
                               ------------  ----------  ---------  ----------  ----------   --------  -----------  -----------

Increase (decrease) in net       1,293,218    1,571,533   3,291,212   2,059,510  1,869,328    4,980,452  27,238,406  12,932,983
assets
resulting from unit
transactions
                               ------------  ----------------------------------------------------------------------------------

INCREASE (DECREASE)
IN NET ASSETS                      945,644    1,937,008   2,793,165   2,368,520  1,486,709    5,722,657  17,584,706  22,309,319

NET ASSETS:
Beginning of year              $ 1,937,008           -    2,368,520         -    5,722,657         -     28,267,976  5,958,657
                               ------------  ----------  ---------  ----------  ----------   --------  -----------  -----------
End of year                      2,882,652   $1,937,008  $5,161,685 $ 2,368,520 $7,209,366   $5,722,657$ 45,852,682 $28,267,976
                               ============  ==========  =========  ==========  ==========   ========  ===========  ===========


(1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate



See notes to financial statements                                                                                       (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                               Dreyfus VIF Capital     Dreyfus VIF Growth &     Federated American      Federated Fund for
                                Appreciation Fund           Income Fund           Leaders Fund II         U.S. Government
                                                                                                           Securities II
                               Investment Division       Investment Division    Investment Division      Investment Division
                             ------------------------- ----------------------  ---------------------- ------------------------

                                 2000          1999       2000        1999       2000         1999        2000        1999
                                 ----          ----       ----        ----       ----         ----        ----        ----

FROM OPERATIONS:
Net investment income (loss) $    50,523   $   11,385  $  93,332   $  15,188   $578,066   $ 2,445,343 $ 1,276,491 $ 1,084,946
Net realized gain (loss) on      180,948      (7,535)        797         517    126,946     1,843,925   (596,697)   (127,836)
investments
Net change in unrealized
appreciation
(depreciation)
on investments                 (271,442)      110,571    (245,112)    18,750    (578,738)   (2,845,838) 2,569,651   (1,350,525)
                             ------------  ----------- ----------  ----------  ---------  ----------- ----------- ------------

Increase (decrease) in net      (39,971)      114,421    (150,983)    34,455    126,274     1,443,430   3,249,445   (393,415)
assets
resulting from operations
                             ------------  ----------- ----------  ----------  ---------  ----------- ----------- ------------

FROM UNIT TRANSACTIONS
( by category):

Purchase payments                565,008      105,558    495,751       4,181    432,960      369,617    1,569,190     584,681

Redemptions                    (203,253)     (26,714)    (43,958)      (496)    (937,517)   (1,323,824) (1,878,259) (2,040,836)

Net transfers                  1,948,967     2,320,103   1,879,322   495,976    (3,187,959) (4,259,742) 4,829,384   9,070,226
                             ------------  ----------- ----------  ----------  ---------  ----------- ----------- ------------

Increase (decrease)            2,310,722     2,398,947   2,331,115   499,661    (3,692,516) (5,213,949) 4,520,315   7,614,071
in net assets
resulting from unit
transactions
                             ------------  -----------------------------------------------------------------------------------

INCREASE (DECREASE)
IN NET ASSETS
                               2,270,751     2,513,368   2,180,132   534,116    (3,566,242) (3,770,519) 7,769,760   7,220,656
NET ASSETS:
Beginning of year            $ 2,513,368            -    534,116           -    24,346,268  28,116,787  31,647,667  24,427,011
                             ------------  ----------- ----------  ----------  ---------  ----------- ----------- ------------
End of year                    4,784,119   $ 2,513,368 $ 2,714,248 $ 534,116   $20,780,026$ 24,346,268$ 39,417,427$ 31,647,667
                             ============  =========== ==========  ==========  =========  =========== =========== ============


1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate



See notes to financial statements                                                                                      (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                                            INVESCO VIF High          INVESCO VIF       INVESCO VIF Technology
                                Federated Utility Fund      Yield Portfolio        Industrial Income             Fund
                                          II                      Fund              Portfolio Fund
                                  Investment Division      Investment Division    Investment Division      Investment Division
                                ------------------------  ---------------------  ---------------------- ------------------------

                                    2000         1999       2000        1999        2000        1999        2000        1999
                                    ----         ----       ----        ----        ----        ----        ----        ----
                                                                                                            (3)
FROM OPERATIONS:
Net investment income (loss)    $   149,689  $  349,342   $  9,170   $ 1,540,179 $1,784,602 $  280,582  $ (117,919)  $        -
Net realized gain (loss) on        (249,999)     (7,804)    (621,317)   (1,461,371)1,375,589   2,196,382   (5,477,278)         -
investments
Net change in unrealized
appreciation
(depreciation)
on investments                    (287,035)    (384,504)   (2,385,314) 1,697,681  (1,915,713) 1,049,479   (11,126,259)        -
                                ------------ -----------  ---------  ----------  ---------- ----------- -----------  -----------

Increase (decrease) in net        (387,345)    (42,966)    (2,997,461) 1,776,489  1,244,478   3,526,443   (16,721,456)        -
assets
resulting from operations
                                ------------ -----------  ---------  ----------  ---------- ----------- -----------  -----------

FROM UNIT TRANSACTIONS
( by category):
                                    90,985      78,981    672,244     530,886    1,629,885    497,978    2,135,688           -
Purchase payments

Redemptions                       (218,092)    (425,974)   (1,500,946) (741,035)  (1,582,073) (1,238,202) (495,025)           -

Net transfers                     (130,082)    (1,477,377) (418,769)   2,105,390  5,147,873   2,630,329   39,127,629          -
                                ------------ -----------  ---------  ----------  ---------- ----------- -----------  -----------

Increase (decrease)               (257,189)    (1,824,370) (1,247,471) 1,895,241  5,195,685   1,890,105   40,768,292          -
in net assets
resulting from unit
transactions
                                ------------ -----------------------------------------------------------------------------------

INCREASE (DECREASE)               (644,534)    (1,867,336) (4,244,932) 3,671,730  6,440,163   5,416,548   24,046,836          -
IN NET ASSETS

NET ASSETS:
Beginning of year               $ 3,984,858    5,852,194   26,326,055  22,654,325 30,298,865  24,882,317         -            -
                                ------------ -----------  ---------  ----------  ---------- ----------- -----------  -----------
End of year                       3,340,324  $ 3,984,858  $22,081,123$ 26,326,055$36,739,028$ 30,298,865$ 24,046,836 $        -
                                ============ ===========  =========  ==========  ========== =========== ===========  ===========



1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate



See notes to financial statements                                                                                      (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                  INVESCO VIF Total           Janus Aspen        Janus Aspen Flexible     Janus Aspen Growth
                                Return Portfolio Fund      Aggressive Growth     Income Portfolio Fund      Portfolio Fund
                                                            Portfolio Fund
                                 Investment Division      Investment Division     Investment Division      Investment Division
                               ------------------------  ----------------------  ----------------------  ----------------------

                                   2000         1999        2000        1999        2000        1999         2000       1999
                                   ----         ----        ----        ----        ----        ----         ----       ----

FROM OPERATIONS:
Net investment income (loss)   $   (7,025)   $  97,561   $(21,497)   $ 396,261   $ 633,971   $ 296,039   $ 6,869,108 $(42,044)
Net realized gain (loss) on      (899,188)    1,064,606   10,489,336   5,455,243  (97,442)     (28,763)    11,656,171 4,896,811
investments
Net change in unrealized
appreciation
(depreciation)
on investments                     437,673    (1,145,466) (6,569,430)  4,373,621   186,006     (141,296)   (35,679,11814,809,266
                               ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------

Increase (decrease) in net       (468,540)      16,701    3,898,409    10,225,125  722,535     125,980     (17,153,83919,664,033
asset
resulting from operations
                               ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------

FROM UNIT TRANSACTIONS
( by category):

Purchase payments                        -     432,283           -     271,439     697,073     113,050     4,703,021  1,737,688

Redemptions                      (90,619)    (710,138)   (146,455)    (1,430,381)(441,565)    (45,177)    (3,547,808)(2,425,577)

Net transfers                   (6,918,091)  (9,536,115) (18,809,401) (5,178,011)7,718,511    8,152,717   21,687,760 29,235,580
                               ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------

Increase (decrease) in          (7,008,710)  (9,813,970) (18,955,856) (6,336,953)7,974,019    8,220,590   22,842,973 28,547,691
net assets
resulting from unit
transactions
                               ------------  ----------------------------------------------------------------------------------

INCREASE (DECREASE) IN          (7,477,250)  (9,797,269) (15,057,447) 3,888,172  8,696,554    8,346,570   5,689,134  48,211,724

NET ASSETS:
Beginning of year              $ 7,477,250    17,274,519  15,057,447   11,169,275 8,346,570          -     81,453,373 33,241,649
                               ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------
End of year                              -   $7,477,250  $       -   $ 15,057,447$17,043,124 $ 8,346,570 $ 87,142,507$81,453,373
                               ============  ==========  ==========  ==========  ==========  ==========  =========== ==========


1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate




See notes to financial statements                                                                                      (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                   Janus Aspen         Janus Aspen Worldwide     Lexington Emerging      Montgomery Variable
                               International Growth    Growth Portfolio Fund        Markets Fund         Series: Growth Fund
                                  Portfolio Fund
                               Investment Division       Investment Division     Investment Division      Investment Division
                              -----------------------  -----------------------  ----------------------  ----------------------

                                  2000        1999        2000         1999        2000        1999         2000       1999
                                  ----        ----        ----         ----        ----        ----         ----       ----
                                                                                   (4)
FROM OPERATIONS:
Net investment income (loss)  $ 1,432,863  $ (22,487)  $9,420,183  $ (462,923)  $ (2,965)   $ (9,658)   $  436,105  $  16,242
Net realized gain (loss) on    (4,275,959)  2,712,325  12,580,497   10,089,158  1,333,460    799,002      234,057    627,588
investments
Net change in unrealized
appreciation
(depreciation)
on investments                  (3,288,036)  1,928,594  (44,233,280) 30,998,850  (804,244)    786,926     (1,502,231) 499,957
                              -----------  ----------  ----------  -----------  ----------  ----------  ----------- ----------

Increase (decrease) in net      (6,131,132)  4,618,432  (22,232,600) 40,625,085   526,251     1,576,270   (832,069)  1,143,787
asset
resulting from operations
                              -----------  ----------  ----------  -----------  ----------  ----------  ----------- ----------

FROM UNIT TRANSACTIONS
( by category):
Purchase payments               3,424,753     35,060    5,374,628    1,906,431          -      35,968      403,893    296,960

Redemptions                     (1,150,949)  (23,134)   (3,880,492)  (3,123,656)        -     (539,900)   (250,643)  (297,599)

Net transfers                   20,265,171   8,543,662  14,328,935   14,303,510  (2,464,116)  (804,133)    717,491   (2,615,141)
                              -----------  ----------  ----------  -----------  ----------  ----------  ----------- ----------

Increase (decrease) in net      22,538,975   8,555,588  15,823,071   13,086,285  (2,464,116)  (1,308,065)  870,741   (2,615,780)
assets
resulting from unit
transactions
                              -----------  -----------------------------------------------------------------------------------

INCREASE (DECREASE)             16,407,843   13,174,020 (6,409,529)  53,711,370  (1,937,865)  268,205       38,672   (1,471,993)
IN NET ASSETS

NET ASSETS:
Beginning of year             $ 13,174,020         -    112,048,481  58,337,111  1,937,865    1,669,660   6,625,357  8,097,350
                              -----------  ----------  ----------  -----------  ----------  ----------  ----------- ----------
End of year                     29,581,863 $ 13,174,020$105,638,952$ 112,048,481$       -   $ 1,937,865 $ 6,664,029 $6,625,357
                              ===========  ==========  ==========  ===========  ==========  ==========  =========== ==========


(1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate







See notes to financial statements                                                                                       (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 and 1999

------------------------------------------------------------------------------------------------------------------------------------

                                  Montgomery Variable                               Safeco RST Equity       Safeco RST Growth
                                        Series:             Prudential Equity        Portfolio Fund          Portfolio Fund
                                     International              Portfolio
                                    Small-Cap Fund
                                  Investment Division      Investment Division     Investment Division      Investment Division
                                ------------------------  ----------------------  ----------------------  ----------------------

                                    2000         1999        2000        1999        2000        1999         2000       1999
                                    ----         ----        ----        ----        ----        ----         ----       ----

FROM OPERATIONS:
Net investment income (loss)    $         -   $       -   $ 212,705   $  32,282   $(21,244)   $ 747,224   $  680,753  $ (6,255)
Net realized gain (loss) on               -          47    (18,955)     (5,125)    (121,761)    1,789,023   (116,249)   (9,390)
investments
Net change in unrealized
appreciation
(depreciation)
on investments                            -        (24)    (176,253)    (30,893)   (1,689,345)  (1,131,989) (1,565,089) 229,596
                                ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------

Increase (decrease) in net                -          23      17,497     (3,736)    (1,832,350)  1,404,258   (1,000,585) 213,951
assets
resulting from operations
                                ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------

FROM UNIT TRANSACTIONS
( by category):

Purchase payments                         -           -       7,405         572     493,110     526,588      602,493     24,551

Redemptions                               -       (126)    (15,910)     (1,098)    (827,466)    (1,960,507) (270,399)  (14,790)

Net transfers                             -           -    1,278,840    323,764    (1,549,466)  (158,436)   5,019,020  1,556,658
                                ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------

Increase (decrease) in net                -       (126)    1,270,335    323,238    (1,883,822)  (1,592,355) 5,351,114  1,566,419
assets
resulting from unit
transactions
                                ------------  ----------------------------------------------------------------------------------

INCREASE (DECREASE)                       -       (103)    1,287,832    319,502    (3,716,172)  (188,097)   4,350,529  1,780,370
IN NET ASSETS

NET ASSETS:
Beginning of year               $         -         103     319,502           -    16,927,949   17,116,046  1,780,370         -
                                ------------  ----------  ----------  ----------  ----------  ----------  ----------- ----------
End of year                               -   $       -   $1,607,334  $ 319,502   $13,211,777 $ 16,927,949$ 6,130,899 $1,780,370
                                ============  ==========  ==========  ==========  ==========  ==========  =========== ==========




1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate




See notes to financial statements                                                                                       (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                               Schwab Market Track      Schwab Money Market        Schwab S & P 500        Scudder Capital
                               Growth Portfolio II         Portfolio Fund           Portfolio Fund          Growth Fund A
                                      Fund
                              Investment Division        Investment Division       Investment Division         Investment
                                                                                                                Division
                              ----------------------  -------------------------  ----------------------  ---------------------

                                  2000        1999        2000         1999          2000       1999        2000       1999
                                  ----        ----        ----         ----          ----       ----        ----       ----

FROM OPERATIONS:
Net investment income (loss)  $  125,005   $ 604,051  $ 6,359,500  $ 3,852,877   $  493,538 $   28,487   $ 289,921  $ (5,157)
Net realized gain (loss) on      459,634     268,428           -             -     7,926,937  5,596,306    (13,143)    80,725
investments
Net change in unrealized
appreciation
(depreciation)
on investments                  (1,334,624)  513,029           -             -     (21,149,83111,160,045   (923,455)  217,992
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------

Increase (decrease) in net      (749,985)    1,385,508  6,359,500    3,852,877     (12,729,35616,784,838   (646,677)  293,560
assets
resulting from operations
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------

FROM UNIT TRANSACTIONS
( by category):

Purchase payments                985,030     205,797    225,114,374  188,630,192   6,348,389  3,669,430    720,235     30,246

Redemptions                     (408,898)    (354,823)  (27,607,137) (34,687,797)  (5,744,982)(6,206,767)  (384,513)    (859)

Net transfers                   3,779,816    1,879,981  (168,066,345)(118,520,305) 9,531,895  28,454,339   2,508,245 2,036,935
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------

Increase (decrease) in net      4,355,948    1,730,955  29,440,892   35,422,090    10,135,302 25,917,002   2,843,967 2,066,322
assets
resulting from unit
transactions
                              -----------  -----------------------------------------------------------------------------------

INCREASE (DECREASE)             3,605,963    3,116,463  35,800,392   39,274,967    (2,594,054)42,701,840   2,197,290 2,359,882
IN NET ASSETS

NET ASSETS:
Beginning of year               9,531,972    6,415,509  111,966,516  72,691,549    114,345,69471,643,854   2,359,882        -
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------
End of year                   $ 13,137,935 $ 9,531,972$ 147,766,908$ 111,966,516 $ 111,751,6$0114,345,694$ 4,557,172$2,359,882
                              ===========  =========  ===========  ============  ======================  ========== ==========


1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate





See notes to financial statements                                                                                       (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                Scudder Growth &                                                              Strong VF
                                  Income Fund A           SteinRoe Capital         Strong Discovery       Schafer Value Fund
                                                            Appreciation                Fund II
                              Investment Division        Investment Division       Investment Division         Investment
                                                                                                                Division
                              ----------------------  -------------------------  ----------------------  ---------------------

                                  2000        1999        2000         1999          2000       1999        2000       1999
                                  ----        ----        ----         ----          ----       ----        ----       ----
                                                          (5)                        (6)
FROM OPERATIONS:
Net investment income (loss)  $   24,529   $ (2,097)  $  (4,920)   $  (33,099)   $  (1,038) $  277,305   $ (2,924)  $  27,952
Net realized gain (loss) on       (8,006)     (6,473)    2,130,865    (1,464,596)    176,624   (228,015)     60,457   (58,886)
investments
Net change in unrealized
appreciation
(depreciation)
on investments                  (81,291)      7,945     (1,048,223)  2,536,469     (79,860)   (133,237)     99,960   (59,361)
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------

Increase (decrease) in net      (64,768)      (625)     1,077,722    1,038,774       95,726   (83,947)     157,493   (90,295)
assets
resulting from operations
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------

FROM UNIT TRANSACTIONS
( by category):

Purchase payments                174,452     15,816            -        66,281            -      5,400     290,788     42,395

Redemptions                     (152,274)     (439)     (12,103)     (641,466)        (807)   (175,976)    (60,680)   (1,020)

Net transfers                   1,195,945    560,191    (4,330,214)  (4,125,424)   (833,450)  (1,456,074)  3,941,762  865,597
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------

Increase (decrease) in net      1,218,123    575,568    (4,342,317)  (4,700,609)   (834,257)  (1,626,650)  4,171,870  906,972
assets
resulting from unit
transactions
                              -----------  -----------------------------------------------------------------------------------

INCREASE (DECREASE) IN         1,153,355    574,943    (3,264,595)  (3,661,835)   (738,531)  (1,710,597)  4,329,363  816,677
NET ASSETS

NET ASSETS:
Beginning of year                574,943          -     3,264,595    6,926,430      738,531   2,449,128    816,677          -
                              -----------  ---------  -----------  ------------  ----------------------  ---------- ----------
End of year                   $ 1,728,298  $ 574,943  $        -   $ 3,264,595   $        - $  738,531   $ 5,146,040$ 816,677
                              ===========  =========  ===========  ============  ======================  ========== ==========



1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate




See notes to financial statements
                                                                                                                        (Continued)

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT - WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CHANGES IN NET ASSETS

                                                        YEAR ENDED DECEMBER 31, 2000
                                                        ----------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             Van Kampen American
                              Universal Inst Fd US      Van Eck Worldwide        Capital L.I.T. -          Total Variable
                                   Real Estate          Hard Assets Fund       Morgan Stanley Real          Annuity - 1
                                                                                Estate Securities
                                                                                  Portfolio Fund
                              Investment Division       Investment Division     Investment Division         Series Account
                              ----------------------  ----------------------  -----------------------  -----------------------

                                  2000        1999       2000        1999         2000        1999         2000        1999
                                  ----        ----       ----        ----         ----        ----         ----        ----
                                  (7)                     (6)                     (7)
FROM OPERATIONS:
Net investment income (loss)  $  166,195   $      -   $   2,217  $   12,193   $  257,418  $  128,480   $ 40,201,929 $15,292,403
Net realized gain (loss) on     (199,296)         -     (9,724)      48,183      547,097      16,840     49,451,130  45,416,515
investments
Net change in unrealized
appreciation
(depreciation)
on investments                   334,305          -     (6,162)     159,698      201,006    (293,979)    (180,757,66478,505,503
                              -----------  ---------  ---------- -----------  ----------- -----------  ------------ ----------

Increase (decrease) in net       301,204          -     (13,669)    220,074     1,005,521   (148,659)    (91,104,605)139,214,421
assets
resulting from operations
                              -----------  ---------  ---------- -----------  ----------- -----------  ------------ ----------

FROM UNIT TRANSACTIONS
( by category):

Purchase payments                581,624          -           -      10,411      166,248      56,972     267,707,409 202,744,631

Redemptions                     (111,496)         -     (1,780)    (28,243)     (75,927)    (124,009)    (60,582,648)(61,994,671)

Net transfers                   8,088,659         -     (224,875)  (515,113)    (4,179,125)  444,897     (4,276,510) (138,453)
                              -----------  ---------  ---------- -----------  ----------- -----------  ------------ ----------

Increase (decrease) in net      8,558,787         -     (226,655)  (532,945)    (4,088,804)  377,860     202,848,251 140,611,507
assets
resulting from unit
transactions
                              -----------  -----------------------------------------------------------------------------------

INCREASE (DECREASE) IN         8,859,991         -     (240,324)  (312,871)    (3,083,283)  229,201     111,743,646 279,825,928
NET ASSETS

NET ASSETS:
Beginning of year                      -          -     240,324     553,195     3,083,283   2,854,082    743,893,278 464,067,350
                              -----------  ---------  ---------- -----------  ----------- -----------  ------------ ----------
End of year                   $ 8,859,991  $      -   $       -  $  240,324   $        -  $ 3,083,283  $ 855,636,924$743,893,278
                              ===========  =========  ========== ===========  =========== ===========  ============ ==========



1) The Investment Division ceased operations on March 31, 2000
(2) The  Investment  Division  ceased  operations  on  March  10,  2000
(3) The Investment Division commenced operation on March 01, 2000
(4) The  Investment  Division  ceased  operations  on  March  24,  2000
(5) The Investment Division ceased operations on March 31, 2000
(6) The Investment Division ceased operations on March 08, 2000
(7) Fund Transfer Effective
September 25, 2000. The underlying  fund  transferred  from Van Kampen  American
Capital  L.I.T- Morgan  Stanley Real Estate to Universal  Institutional  fund US
Real Estate



See notes to financial                                                                                  (Continued)
statements

VARIABLE ANNUITY - 1 SERIES ACCOUNT OF
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   HISTORY OF THE SERIES ACCOUNT

     The Variable Annuity - 1 Series Account of Great-West Life & Annuity Insurance Company (the Series Account) is a separate account of Great-West Life & Annuity Insurance Company (the Company) established under Colorado law. The Series Account commenced operations on November 1, 1996. The Series Account is registered with the Securities and Exchange Commission as a unit investment trust under the provisions of the Investment Company Act of 1940, as amended.

2.   significant accountING policies

     The following is a summary of significant accounting policies of the Series Account, which are in accordance with the accounting principles generally accepted in the investment company industry.

     Security Transactions - Security transactions are recorded on the trade date. Cost of investments sold is determined on the basis of identified cost.

     Dividend income is accrued as of the ex-dividend date and expenses are accrued on a daily basis.

     Security Valuation - The investments in shares of the underlying funds are valued at the closing net asset value per share as determined by the appropriate fund/portfolio at the end of each day.

     The cost of investments represents shares of the underlying funds, which were purchased by the Series Account. Purchases are made at the net asset value from net purchase payments or through reinvestment of all distributions from the Fund.

     Federal Income Taxes - The Series Account income is automatically applied to increase contract reserves. Under the existing federal income tax law, this income is not taxed to the extent that it is applied to increase reserves under a contract. The Company reserves the right to charge the Series Account for federal income taxes attributable to the Series Account if such taxes are imposed in the future.

     Net Transfers - Net transfers include transfers between investment divisions of the Series Account as well as transfers between other investment options of the Company.

3.   CHARGES UNDER THE CONTRACT

     Contract Maintenance Charge - On the last day of each contract year before the retirement date, the Company deducts from each participant account a maintenance charge of $25.

     Deductions for Variable Asset Charge - The Company deducts an amount, computed daily, from the net asset value of the Series Account investments, equal to annual rate of .85%. This charge is designed to compensate the Company for its assumption of certain mortality, death benefit and expense risks.

     Premium Taxes - The Company presently intends to pay any premium tax levied by any governmental entity as a result of the existence of the participant accounts or the Series Account.

     If the above charges prove insufficient to cover actual costs and assumed risks, the loss will be borne by the Company; conversely, if the amounts deducted prove more than sufficient, the excess will be a profit to the Company.


4.  SELECTED DATA

                       The following is a summary of selected data for a unit of capital and net assets of the Series Account.

                    Alger        Alger      American                                                                    Dreyfus
                   American    American    Century VP   American     Bankers      Bankers       Baron     Berger IPT      VIF
                    Growth     Small-Cap    Capital    Century VP   Trust EAFE  Trust Small    Capital      Small       Capital
                  Portfolio    Portfolio  Appreciation International  Equity     Cap Index   Asset Fund    Company    Appreciation
                                                                    Index Fund      Fund                 Growth Fund     Fund
                 -----------------------------------------------------------------------------------------------------------------

Date Commenced
Operations           11/01/96    11/01/96     11/01/96    11/01/96     05/03/99     05/03/99    05/03/99     05/01/97    05/03/99

2000
 Beginning Unit        $24.84      $18.15       $14.59      $23.66       $12.00       $11.65      $11.40       $26.37      $10.24
 Value
                 =================================================================================================================
 Ending Unit           $20.99           -            -      $19.51        $9.92       $11.10      $11.00       $24.43      $10.09
 Value
                 =================================================================================================================
 Number of Units 3,090,961.37           -            -  808,345.51   290,653.23   464,934.96  655,329.37 1,876,728.72  474,144.32
Outstanding
                 =================================================================================================================
 Net Assets           $64,886           -            -     $15,773       $2,883       $5,162      $7,209      $45,853      $4,784
 (000's)
                 =================================================================================================================

1999
 Beginning Unit        $18.74      $12.76        $8.94      $14.54       $10.00       $10.00      $10.00       $13.89      $10.00
 Value
                 =================================================================================================================
 Ending Unit           $24.84      $18.15       $14.59      $23.66       $12.00       $11.65      $11.40       $26.37      $10.24
 Value
                 =================================================================================================================
 Number of Units 2,200,774.98  201,220.60    88,278.89  602,866.81   161,395.99   203,338.02  502,097.27 1,072,037.44  245,395.21
Outstanding
                 =================================================================================================================
 Net Assets           $54,671      $3,652       $1,288     $14,264       $1,937       $2,369      $5,723      $28,268      $2,513
 (000's)
                 =================================================================================================================

1998
 Beginning Unit        $12.76      $11.14        $9.22      $12.35                                             $13.75
 Value
                 =================================================================================================================
 Ending Unit           $18.74      $12.76        $8.94      $14.54                                             $13.89
 Value
                                                                   ===============================================================
                 =================================================================================================================
 Number of Units 1,306,503.46  643,786.69    99,034.37  560,116.89                                         428,982.88
Outstanding
                                                                   ===============================================================
                 =================================================================================================================
 Net Assets        $24,487      $8,217         $886      $8,147                                             $5,959
 (000's)
                 =================================================================================================================

1997
 Beginning Unit        $10.24      $10.09        $9.61      $10.49                                             $10.00
 Value
                                                                   ===============================================================
                 ==================================================
 Ending Unit           $12.76      $11.14        $9.22      $12.35                                             $13.75
 Value
                                                                   ===============================================================
                 =================================================================================================================
 Number of         417,162.09  337,576.93    82,255.58  298,156.62                                         124,653.31
 Units
Outstanding
                                                                   ===============================================================
                 =================================================================================================================
 Net Assets         $5,325      $3,761         $758      $3,683                                             $1,714
 (000's)
                 =================================================================================================================
                 =================================================================================================================

1996
                 =================================================================================================================
                 =================================================================================================================
 Beginning Unit        $10.00      $10.00       $10.00      $10.00
 Value
                 =================================================================================================================
                 =================================================================================================================
 Ending Unit          $10.24      $10.09        $9.61      $10.49
 Value
                 =================================================================================================================
                 =================================================================================================================
 Number of Units      1166.64     4080.46     30139.13    13399.99
Outstanding
                 =================================================================================================================
                 =================================================================================================================
 Net Assets               $12         $41         $290        $141
 (000's)
                 =================================================================================================================

                                                                                                              (Continued)


4.  SELECTED DATA

                       The following is a summary of selected data for a unit of capital and net assets of the Series Account.


                   Dreyfus                 Federated                            INVESCO VIF                              Janus
                  VIF Growth   Federated    Fund for               INVESCO VIF   Industrial    INVESCO   INVESCO VIF     Aspen
                   & Income    American       U.S.      Federated   High Yield     Income        VIF        Total     Aggressive
                     Fund       Leaders    Government    Utility    Portfolio    Portfolio   Technology     Return      Growth
                                Fund II    Securities    Fund II                              Portfolio   Portfolio    Portfolio
                                               II
                 -----------------------------------------------------------------------------------------------------------------

Date Commenced       05/03/99    11/01/96     11/01/96    05/01/97     11/01/96     11/01/96    05/03/99     11/01/96    11/01/96
Operations

2000
 Beginning Unit        $10.73      $16.87       $11.27      $14.18       $13.14       $17.28      $10.00       $13.03      $32.87
 Value
                 =================================================================================================================
 Ending Unit           $10.24      $17.12       $12.40      $12.81       $11.51       $17.97       $5.60            -           -
 Value
                 =================================================================================================================
 Number of        265,081.38 1,213,502.143,179,461.73  260,839.52 1,919,248.78 2,044,482.56 4,296,975.00           -           -
 Units
Outstanding
                 =================================================================================================================
 Net Assets        $2,714     $20,780      $39,417      $3,340      $22,081      $36,739     $24,047            -           -
 (000's)
                 =================================================================================================================

1999
 Beginning Unit        $10.00      $15.95       $11.43      $14.07       $12.13       $15.18                   $13.61      $14.71
 Value
                                                                                             ============
                 =================================================================================================================
 Ending Unit           $10.73      $16.87       $11.27      $14.18       $13.14       $17.28                   $13.03      $32.87
 Value
                                                                                             ============
                 =================================================================================================================
 Number of          49,768.32 1,443,381.492,809,026.83  280,956.86 2,003,862.84 1,753,290.18               573,788.59  458,029.90
 Units
Outstanding
                                                                                             ============
                 =================================================================================================================
 Net Assets           $534     $24,346      $31,648      $3,985      $26,326      $30,299                   $7,477     $15,057
 (000's)
                 =================================================================================================================

1998
 Beginning Unit                    $13.67       $10.71      $12.45       $12.09       $13.27                   $12.52      $11.05
 Value
                 =============                                                               ============             ============
                 =====================================================================================================
 Ending Unit                       $15.95       $11.43      $14.07       $12.13       $15.18                   $13.61      $14.71
 Value
                 =============                                                               ============             ============
                 =====================================================================================================
 Number of                    1,763,028.092,136,709.11  416,024.23 1,867,861.60 1,639,584.27             1,269,709.44  759,487.48
 Units
Outstanding
                 =============                                                               ============
                 =================================================================================================================
 Net Assets                       $28,117      $24,427      $5,852      $22,654      $24,882                  $17,275     $11,169
 (000's)
                 =================================================================================================================

1997
 Beginning Unit                    $10.42        $9.97      $10.00       $10.39       $10.44                   $10.27       $9.89
 Value
                 =============                                                  =========================
                 ===============================================================             =====================================
 Ending Unit                       $13.67       $10.71      $12.45       $12.09       $13.27                   $12.52      $11.05
 Value
                 =============                                                               ============
                 =================================================================================================================
 Number of                   1,426,437.13  815,966.27  168,289.28 1,360,680.67 1,271,028.35               996,949.40  331,141.90
 Units
Outstanding
                 =============                                                               ============             ============
                 =====================================================================================================
 Net Assets                    $19,505       $8,737      $2,095      $16,450      $16,867                  $12,482      $3,658
 (000's)
                 =================================================================================================================

1996
                 =================================================================================================================
                 =================================================================================================================
 Beginning Unit                    $10.00       $10.00                   $10.00       $10.00                   $10.00      $10.00
 Value
                 =================================================================================================================
                 =================================================================================================================
 Ending Unit                       $10.42        $9.97                   $10.39       $10.44                   $10.27       $9.89
 Value
                 =================================================================================================================
                 =================================================================================================================
 Number of                      65,888.88     9,330.15                52,043.52    68,873.87                 3,927.31    6,698.73
 Units
Outstanding
                 =================================================================================================================
                 =================================================================================================================
 Net Assets                          $686          $93                     $541         $719                      $40         $66
 (000's)
                 =================================================================================================================

                                                                                                                      (Continued)

4.  SELECTED DATA

                       The following is a summary of selected data for a unit of capital and net assets of the Series Account.

                                                                                           Montgomery
                                                                                            Variable
                                                        Janus                  Montgomery    Series:
               Janus Aspen     Janus    Janus Aspen     Aspen     Lexington     Variable   InternationalPrudential  Safeco RST
                 Flexible      Aspen    International Worldwide    Emerging     Series:     Small-Cap     Equity      Equity
               Income Fund    Growth    Growth Fund    Growth    Markets Fund Growth Fund     Fund      Portfolio    Portfolio
                             Portfolio                Portfolio
               -----------------------------------------------------------------------------------------------------------------

Date Commenced     05/03/99    11/01/96     05/03/99    11/01/96     11/01/96     11/01/96    11/01/96     05/03/99    05/01/97
Operations

2000
 Beginning Unit       $9.95      $23.98       $17.04      $26.30       $14.48       $16.13       $9.87        $9.85      $15.88
 Value
               =================================================================================================================
 Ending Unit         $10.49      $20.32       $14.20      $21.99            -       $14.55           -       $10.05      $14.05
 Value
               =================================================================================================================
 Number of     1,624,947.61 4,289,359.842,082,710.01 4,803,268.39           -   458,093.76           -   159,971.19  940,487.75
 Units
Outstanding
               =================================================================================================================
 Net Assets         $17,043     $87,143      $29,582    $105,639            -       $6,664           -       $1,607     $13,212
 (000's)
               =================================================================================================================

1999
 Beginning Unit      $10.00      $16.79       $10.00      $16.13        $6.40       $13.47       $9.56       $10.00      $14.65
 Value
                                                                                           ============
               ============================================================================            =========================
 Ending Unit          $9.95      $23.98       $17.04      $26.30       $14.48       $16.13       $9.87        $9.85      $15.88
 Value
                                                                                           ============
               ============================================================================            =========================
 Number of      838,444.84 3,396,880.63  772,937.37 4,259,932.25  133,859.68   410,660.04           -    32,427.58 1,065,918.62
 Units
Outstanding
                                                                                           ============
               ============================================================================            =========================
 Net Assets          $8,347     $81,453      $13,174    $112,048       $1,938       $6,625           -         $320     $16,928
 (000's)
               =================================================================================================================

1998
 Beginning Unit                  $12.49                   $12.62        $9.00       $13.20       $9.89                   $11.83
 Value
               ======================================                                                  =========================
               =====================================================================================================
 Ending Unit                     $16.79                   $16.13        $6.40       $13.47       $9.56                   $14.65
 Value
               ======================================                                                  =============
               =================================================================================================================
 Number of                 1,979,274.19             3,616,796.56  260,704.11   601,168.28        8.53              1,168,093.71
 Units
Outstanding
               ======================================                                                  =========================
               =====================================================================================================
 Net Assets                     $33,242                  $58,337       $1,670       $8,097           -                  $17,116
 (000's)
               =================================================================================================================

1997
 Beginning Unit                 $10.26                   $10.42       $10.26       $10.35      $10.51                   $10.00
 Value
               ======================================                         =============            =============
               ===============================================================             =====================================
 Ending Unit                     $12.49                   $12.62        $9.00       $13.20       $9.89                   $11.83
 Value
               ======================================                                                  =============
               =================================================================================================================
 Number of                  1,335,813.25             2,208,663.79  309,521.91   643,624.38  208,496.59               357,176.26
 Units
Outstanding
               ======================================                                                  =========================
               =====================================================================================================
 Net Assets                  $16,678                  $27,868       $2,785       $8,495      $2,061                   $4,226
 (000's)

1996
 Beginning Unit                  $10.00                   $10.00       $10.00       $10.00      $10.00
 Value
               =================================================================================================================
               =====================================================================================================
 Ending Unit                     $10.26                   $10.42       $10.26       $10.35      $10.51
 Value
               =================================================================================================================
               =================================================================================================================
 Number of                    93,598.79                51,982.38    18,281.42    11,226.77    3,230.28
 Units
Outstanding
               =====================================================================================================
               =================================================================================================================
 Net Assets                     $960                     $541         $188         $116         $34
 (000's)
               =================================================================================================================

                                                                                                                    (Continued)

4.  SELECTED DATA

                       The following is a summary of selected data for a unit of capital and net assets of the Series Account.


                               Schwab                               Scudder      Scudder
                 Safeco RST  MarketTrack    Schwab                  Capital      Growth &    SteinRoe      Strong     Strong VF
                   Growth      Growth       Money     Schwab S&P  Growth Fund  Income Fund    Special    Discovery     Schafer
                 Portfolio    Portfolio     Market        500          A            A         Venture     Fund II    Value Fund
                                 II       Portfolio    Portfolio                               Fund
                -----------------------------------------------------------------------------------------------------------------

Date Commenced      05/03/99    11/01/96     11/01/96    11/01/96     05/03/99     05/03/99    11/01/96     11/01/96    05/03/99
Operations

2000
 Beginning Unit       $11.44      $17.01       $11.35      $20.95       $12.64        $9.36      $13.22       $12.78       $8.64
 Value
                =================================================================================================================
 Ending Unit          $10.64      $16.05       $11.93      $18.83       $11.30        $9.09      $12.40            -       $9.24
 Value
                =================================================================================================================
 Number of        576,155.20  818,621.27 12,390,368.675,934,026.31  403,432.96   190,164.72           -            -  556,934.32
 Units
Outstanding
                =================================================================================================================
 Net Assets         $6,131     $13,138     $147,767    $111,752       $4,557       $1,728           -            -      $5,146
 (000's)
                =================================================================================================================

1999
 Beginning            $10.00      $14.34       $10.93      $17.54       $10.00       $10.00       $9.00       $12.26      $10.00
 Unit
 Value
                =================================================================================================================
 Ending Unit          $11.44      $17.01       $11.35      $20.95       $12.64        $9.36      $13.22       $12.78       $8.64
 Value
                =================================================================================================================
 Number of        155,642.93  560,532.64 9,861,519.25 5,457,967.10  186,640.12    61,409.25  246,948.62    57,792.53   94,499.34
 Units
Outstanding
                =================================================================================================================
 Net Assets           $1,780      $9,532     $111,967    $114,346       $2,360         $575      $3,265         $739        $817
 (000's)
                =================================================================================================================

1998
 Beginning Unit                   $12.79       $10.49      $13.81                                $10.98       $11.53
 Value
                =================================================================================================================
                =================================================================================================================
 Ending Unit Val                  $14.34       $10.93      $17.54                                 $9.00       $12.26
                =================================================================================================================
                =================================================================================================================
 Number of Units              447,514.11 6,649,980.31 4,084,834.46                           769,185.90   199,701.97
Outstanding
                =================================================================================================================
                =================================================================================================================
 Net Assets                       $6,416      $72,692     $71,644                                $6,926       $2,449
 (000's)
                =================================================================================================================

1997
 Beginning Unit                   $10.35       $10.07      $10.52                                $10.27       $10.44
 Value
                =================================================================================================================
                =================================================================================================================
 Ending Unit                      $12.79       $10.49      $13.81                                $10.98       $11.53
 Value
                =================================================================================================================
                =================================================================================================================
 Number of                    284,530.36 4,114,002.58 2,115,859.53                           952,879.99   211,488.12
 Units
Outstanding
                =================================================================================================================
 Net Assets                       $3,638      $43,163     $29,224                               $10,465       $2,439
 (000's)
                =================================================================================================================

1996
 Beginning Unit                   $10.00       $10.00      $10.00                                $10.00       $10.00
 Value
                =================================================================================================================
                =================================================================================================================
 Ending Unit                      $10.35       $10.07      $10.52                                $10.27       $10.44
 Value
                =================================================================================================================
                =================================================================================================================
 Number of                     16,525.39    297045.92   62,674.08                             70,715.11    24,613.07
 Units
Outstanding
                =================================================================================================================
                =================================================================================================================
 Net Assets                         $171       $2,991        $659                                  $727         $257
 (000's)
                =================================================================================================================


                                                                                                                     (Continued)

4.  SELECTED DATA

                       The following is a summary of selected data for a unit of capital and net assets of the Series Account.

                                                        Van Kampen American
                                  Van Eck      Capital L.I.T. - Morgan Stanley Real
                              Worldwide Hard Estate
                                Assets Fund    Securities Portfolio/Universal Ins Fd
                                                     US Real Estate Portfolio
                             --------------------------------------------------------

Date Commenced Operations        11/01/96                    09/17/97

2000
 Beginning Unit Value                   $8.25                        $8.86
                             ========================================================
 Ending Unit Value                          -                       $11.25
                             ========================================================
 Number of Units                            -                   787,331.48
Outstanding
                             ========================================================
 Net Assets (000's)                         -                        $8860
                             ========================================================

1999
 Beginning Unit Value                   $6.88                        $9.25
                             ========================================================
 Ending Unit Value                      $8.25                        $8.86
                             ========================================================
 Number of Units                    29,113.72                   347,935.46
Outstanding
                             ========================================================
 Net Assets (000's)                      $240                       $3,083
                             ========================================================

1998
 Beginning Unit Value                  $10.04                       $10.56
                             ========================================================
 Ending Unit Value                      $6.88                        $9.25
                             ==================
                                               ======================================
 Number of Units                    80,398.85                   308,475.29
Outstanding
                             ========================================================
 Net Assets (000's)                      $553                       $2,854
                             ========================================================

1997
 Beginning Unit Value                  $10.31                       $10.00
                             ========================================================
 Ending Unit Value                     $10.04                       $10.56
                             ========================================================
 Number of Units                   132,622.35                   176,075.27
Outstanding
                             ========================================================
 Net Assets (000's)                    $1,332                       $1,859
                             ========================================================

1996
                             ========================================================
                             ========================================================
 Beginning Unit Value                  $10.00
                             ========================================================
                             ========================================================
 Ending Unit Value                     $10.31
                             ========================================================
                             ========================================================
 Number of Units                     2,220.85
Outstanding
                             ========================================================
                             ========================================================
 Net Assets (000's)                       $23
                             ========================================================


                              GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                                         Financial Statements

                                     INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Great-West Life & Annuity Insurance Company:

We have audited the accompanying consolidated balance sheets of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1999, the Company adopted Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and, accordingly, changed its method of accounting for software development costs.

/s/DELOITE & TOUCHE LLP
Deloitte & Touche LLP
Denver, Colorado
January 29, 2001

                                                   2
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

=======================================================================================================
(Dollars in Thousands)

                                                               2000                 1999
                                                        -------------------  -------------------
                       ASSETS

INVESTMENTS:
  Fixed Maturities:
    Held-to-maturity, at amortized cost (fair value
      $2,238,581)                                     $                    $       2,260,581
    Available-for-sale, at fair value (amortized cost
     $9,372,009 and $6,953,383)                               9,419,865            6,727,922
  Common stock, at fair value (cost $68,472 and
    $43,978)                                                     95,036               69,240
  Mortgage loans on real estate, net                            843,371              974,645
  Real estate                                                   106,690              103,731
  Policy loans                                                2,809,973            2,681,132
  Short-term investments, available-for-sale (cost
    approximates fair value)                                    414,382              240,804
                                                        -------------------  -------------------

        Total Investments                                    13,689,317           13,058,055

OTHER ASSETS:
  Cash                                                          153,977              267,514
  Reinsurance receivable
    Related party                                                 4,297                5,015
    Other                                                       229,671              168,307
  Deferred policy acquisition costs                             279,688              282,295
  Investment income due and accrued                             139,152              137,810
  Amounts receivable related to uninsured accident
    and health plan claims (net of allowances of
    $34,700 and $31,200)                                        227,803              150,133
  Other assets                                                  503,533              308,419
  Premiums in course of collection (net of
    allowances of $18,700 and $13,900)                          149,969               79,299
  Deferred income taxes                                         138,842              253,323
SEPARATE ACCOUNT ASSETS                                      12,381,137           12,819,897
                                                        -------------------  -------------------



TOTAL ASSETS                                          $      27,897,386    $      27,530,067
                                                        ===================  ===================


                                                                                (Continued)

=======================================================================================================

                                                                      2000            1999
                                                                 ---------------  --------------
LIABILITIES AND STOCKHOLDER'S EQUITY

POLICY BENEFIT LIABILITIES:
    Policy reserves
      Related party                                            $      547,558   $      555,783
      Other                                                        11,497,442       11,181,900
    Policy and contract claims                                        441,326          346,868
    Policyholders' funds                                              197,941          185,623
    Provision for policyholders' dividends                             72,716           70,726
GENERAL LIABILITIES:
    Due to GWL                                                         43,081           35,979
    Due to GWL&A Financial                                            171,347          175,035
    Repurchase agreements                                                               80,579
    Commercial paper                                                   97,631
    Other liabilities                                                 854,024          780,476
    Undistributed earnings on participating business                  165,754          130,638
SEPARATE ACCOUNT LIABILITIES                                       12,381,137       12,819,897
                                                                 ---------------  --------------
        Total Liabilities                                          26,469,957       26,363,504
                                                                 ---------------  --------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:
    Preferred stock, $1 par value, 50,000,000 shares
authorized,
    0 shares issued and outstanding
    Common stock, $1 par value; 50,000,000 shares
      authorized; 7,032,000 shares issued and outstanding               7,032            7,032
    Additional paid-in capital                                        717,704          700,316
    Accumulated other comprehensive income (loss)                      33,672          (84,861)
    Retained earnings                                                 669,021          544,076
                                                                 ---------------  --------------
        Total Stockholder's Equity                                  1,427,429        1,166,563
                                                                 ---------------  --------------




TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                     $   27,897,386   $   27,530,067
                                                                 ===============  ==============


See notes to consolidated financial statements.                                    (Concluded)

                                                   3
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
=======================================================================================================
(Dollars in Thousands)

                                                        2000           1999            1998
                                                    -------------  --------------  -------------
REVENUES:
  Premiums
    Related party                                 $              $               $      46,191
    Other (net of premiums ceded totaling
      $115,404, $85,803, and $86,511)                 1,332,566      1,163,183         948,672
  Fee income                                            871,627        635,147         516,052
  Net investment income (loss)
    Related party                                       (14,517)       (10,923)         (9,416)
    Other                                               945,958        886,869         906,776
  Net realized gains on investments                      28,283          1,084          38,173
                                                    -------------  --------------  -------------
                                                      3,163,917      2,675,360       2,446,448
                                                    -------------  --------------  -------------
BENEFITS AND EXPENSES:
  Life and other policy benefits (net of
    reinsurance recoveries totaling $62,803,
    $80,681, and $81,205)                             1,122,560        970,250         768,474
  Increase in reserves
    Related party                                                                       46,191
    Other                                                53,550         33,631          78,851
  Interest paid or credited to contractholders          490,131        494,081         491,616
  Provision for policyholders' share of earnings
    on participating business                             5,188         13,716           5,908
  Dividends to policyholders                             74,443         70,161          71,429
                                                    -------------  --------------  -------------
                                                      1,745,872      1,581,839       1,462,469
  Commissions                                           204,444        173,405         144,246
  Operating expenses (income):
    Related party                                          (704)          (768)         (5,094)
    Other                                               775,885        593,575         518,228
  Premium taxes                                          45,286         38,329          30,848
                                                    -------------  --------------  -------------
                                                      2,770,783      2,386,380       2,150,697
INCOME BEFORE INCOME TAXES                              393,134        288,980         295,751
                                                    -------------  --------------  -------------
PROVISION FOR INCOME TAXES:
  Current                                               108,509         72,039          81,770
  Deferred                                               25,531         11,223          17,066
                                                    -------------  --------------  -------------
                                                        134,040         83,262          98,836
                                                    -------------  --------------  -------------
NET INCOME                                        $     259,094  $     205,718   $     196,915
                                                    =============  ==============  =============




See notes to consolidated financial statements.

                                                   4
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

==============================================================================================
(Dollars in Thousands)

                                                                                                   Accumulated
                                                                                    Additional        Other
                                 Preferred Stock              Common Stock           Paid-in      Comprehensive    Retained
                             ------------------------   -------------------------
                               Shares        Amount       Shares   Amount       Capital    Income (Loss)    Earnings      Total
                             ------------  -----------  --------------------   ----------- --------------  -----------  -----------
BALANCE, JANUARY 1, 1998     2,000,800      121,800     7,032,000     7,032       690,748        52,807     313,532     1,185,919
   Net income                                                                                               196,915       196,915
   Other comprehensive income                                                                     8,753                     8,753
                                                                                                                        -----------
Total comprehensive income                                                                                                205,668
                                                                                                                        -----------
Capital contributions                                                               8,808                                   8,808
Dividends                                                                                                   (80,036)      (80,036)
Purchase of preferred shares (2,000,800)   (121,800)                                                                     (121,800)
                             ------------  -----------  --------------------   ----------- --------------  -----------  -----------
BALANCE, DECEMBER 31, 1998           0            0     7,032,000     7,032       699,556        61,560     430,411     1,198,559

   Net income                                                                                               205,718       205,718
   Other comprehensive loss                                                                    (146,421)                 (146,421)
                                                                                                                        -----------
Total comprehensive income                                                                                                 59,297
                                                                                                                        -----------
Dividends                                                                                                   (92,053)      (92,053)
Income tax benefit on stock
  Compensation                                                                        760                                     760
                             ------------  -----------  --------------------   ----------- --------------  -----------  -----------
BALANCE, DECEMBER 31, 1999           0            0     7,032,000     7,032       700,316       (84,861)    544,076     1,166,563

   Net income                                                                                               259,094       259,094
   Other comprehensive income                                                                   118,533                   118,533
                                                                                                                        -----------
Total comprehensive income                                                                                                377,627
                                                                                                                        -----------
Dividends                                                                                                  (134,149)     (134,149)
Capital contributions -
  Parent stock options                                                             15,052                                  15,052
Income tax benefit on stock
  Compensation                                                                      2,336                                   2,336
                             ------------  -----------  --------------------   ----------- --------------  -----------  -----------
BALANCE, DECEMBER 31, 2000           0   $        0     7,032,000   $  7,032 $     717,704  $      33,672  $  669,021   $ 1,427,429
                             ============  ===========  =========== =========   =========== ==============  ===========  ===========



See notes to consolidated financial statements.


GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

=======================================================================================================
(Dollars in Thousands)

                                                        2000           1999            1998
                                                    -------------  --------------  -------------
OPERATING ACTIVITIES:
  Net income                                      $     259,094  $     205,718   $     196,915
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Earnings allocated to participating
        policyholders                                     5,188         13,716           5,908
      Amortization of investments                       (62,428)       (22,514)        (15,068)
      Net realized gains on investments                 (28,283)        (1,084)        (38,173)
      Depreciation and amortization                      41,693         47,339          55,550
      Deferred income taxes                              25,531         11,223          17,066
  Changes in assets and liabilities, net of effects from acquisitions:
      Policy benefit liabilities                        310,511        650,959         938,444
      Reinsurance receivable                            (35,368)        19,636         (43,643)
      Receivables                                      (128,382)       (37,482)         28,467
      Other, net                                       (103,169)      (136,476)       (184,536)
                                                    -------------  --------------  -------------
        Net cash provided by operating activities       284,387        751,035         960,930
                                                    -------------  --------------  -------------
INVESTING ACTIVITIES:
  Proceeds from sales, maturities, and
    redemptions of investments:
    Fixed maturities
         Held-to maturity
        Sales                                             8,571                          9,920
        Maturities and redemptions                      323,728        520,511         471,432
         Available-for-sale
        Sales                                         1,460,672      3,176,802       6,169,678
        Maturities and redemptions                      887,420        822,606       1,268,323
    Mortgage loans                                      139,671        165,104         211,026
    Real estate                                           8,910          5,098          16,456
    Common stock                                         61,889         18,116           3,814
  Purchases of investments:
    Fixed maturities
         Held-to-maturity                              (100,524)      (563,285)       (584,092)
         Available-for-sale                          (2,866,228)    (4,019,465)     (7,410,485)
    Mortgage loans                                       (4,208)        (2,720)       (100,240)
    Real estate                                         (20,570)       (41,482)         (4,581)
    Common stock                                        (52,972)       (19,698)        (10,020)
    Acquisitions, net of cash acquired                   82,214                        (82,669)
                                                    -------------  --------------  -------------
        Net cash provided by (used in)
          investing activities                    $     (71,427) $      61,587   $     (41,438)
                                                    =============  ==============  =============


                                                                                   (Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
=======================================================================================================
(Dollars in Thousands)

                                                        2000           1999            1998
                                                    -------------  --------------  -------------
FINANCING ACTIVITIES:
  Contract withdrawals, net of deposits           $    (220,167) $    (583,900)  $    (507,237)
  Due to GWL                                              7,102        (16,898)        (73,779)
  Due to GWL&A Financial                                  3,665        175,035
  Dividends paid                                       (134,149)       (92,053)        (80,036)
  Net commercial paper borrowings
    (repayments)                                         97,631        (39,731)        (14,327)
  Net repurchase agreements repayments                  (80,579)      (163,680)        (81,280)
  Capital contributions                                                                  8,808
  Purchase of preferred shares                                                        (121,800)
                                                    -------------  --------------  -------------
        Net cash used in financing activities          (326,497)      (721,227)       (869,651)
                                                    -------------  --------------  -------------

NET INCREASE (DECREASE) IN CASH                        (113,537)        91,395          49,841

CASH, BEGINNING OF YEAR                                 267,514        176,119         126,278
                                                    -------------  --------------  -------------

CASH, END OF YEAR                                 $     153,977  $     267,514   $     176,119
                                                    =============  ==============  =============

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
  Cash paid during the year for:
    Income taxes                                  $      78,510  $      76,150   $     111,493
    Interest                                             21,060         14,125          13,849

Non-cash financing activity:
  Capital contributions - Parent stock options           15,052





See notes to consolidated financial statements.                                    (Concluded)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
================================================================================
(Amounts in Thousands, except Share Amounts)

1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Organization - Great-West Life & Annuity Insurance Company (the Company) is a wholly-owned subsidiary of GWL&A Financial Inc., a holding company formed in 1998 (GWL&A Financial). The Company offers a wide range of life insurance, health insurance, and retirement and investment products to individuals, businesses, and other private and public organizations throughout the United States.

        On December 31, 2000, the Company and certain affiliated companies completed a corporate reorganization. Prior to December 31, 2000, GWL&A Financial, was an indirect wholly-owned subsidiary of The Great-West Life Assurance Company (GWL). Under the new structure, GWL&A Financial and GWL each continue to be indirectly and directly, respectively, owned by Great-West Lifeco Inc., a Canadian holding company (the Parent or LifeCo), but GWL no longer holds an equity interest in the Company or GWL&A Financial.

        Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.

        Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation. Most significantly, amounts receivable related to uninsured accident and health plan claims and the related allowance for doubtful accounts and the allowance for doubtful accounts for premiums in course of collection were previously included in liabilities. This change in classification has no effect on previously reported stockholder's equity or net income.

        Investments - Investments are reported as follows:

        1. ____ Management determines the classification of fixed maturities at the time of purchase. Fixed maturities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost unless fair value is less than cost and the decline is deemed to be other than temporary, in which case they are written down to fair value and a new cost basis is established (See Note 6).


              Fixed maturities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the net unrealized gains and losses reported as accumulated other comprehensive income (loss) in stockholder's equity. The net unrealized gains and losses on derivative financial instruments used to hedge available-for-sale securities are also included in other comprehensive income (loss).

              The amortized cost of fixed maturities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts using the effective interest method over the estimated life of the related bonds. Such amortization is included in net investment income. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains (losses) on investments.

        2. ____ Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any valuation reserves. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net investment income using the effective interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

              The Company maintains an allowance for credit losses at a level that, in management's opinion, is sufficient to absorb credit losses on its impaired loans. Management's judgement is based on past loss experience, current and projected economic conditions, and extensive situational analysis of each individual loan. The measurement of impaired loans is based on the fair value of the collateral.

     3. Real estate is carried at cost. The carrying value of real estate is subject to periodic evaluation of recoverability.

        4.    Investments in common stock are carried at fair value.

        5.    Policy loans are carried at their unpaid balances.

        6. ____ Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

     7. Gains and losses realized on disposal of investments are determined on a specific identification basis.

        Cash - Cash includes only amounts in demand deposit accounts.

        Internal Use Software - Effective January 1, 1999, the Company adopted Statement of Position (SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". The Company capitalized $19,709 and $18,373 in internal use software development costs for the years ended December 31, 2000 and 1999, respectively.


        Deferred Policy Acquisition Costs - Policy acquisition costs, which primarily consist of sales commissions and costs associated with the Company's group sales representatives related to the production of new and renewal business, have been deferred to the extent recoverable. These costs are variable in nature and are dependent upon sales volume. Deferred costs associated with the annuity products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. Deferred costs associated with traditional life insurance are amortized over the premium paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred policy acquisition costs totaled $36,834, $43,512, and $51,724 in 2000, 1999, and 1998,
        respectively.

        Separate Accounts - Separate account assets and related liabilities are carried at fair value. The Company's separate accounts invest in shares of Maxim Series Fund, Inc. and Orchard Series Fund, Inc., open-end management investment companies which are affiliates of the Company, shares of other external mutual funds, and government and corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and, therefore, are not included in the Company's statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administrative fees, and mortality and expense risk charges.

        Life Insurance and Annuity Reserves - Life insurance and annuity policy reserves with life contingencies of $7,762,065 and $7,169,885 at December 31, 2000 and 1999, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses, and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies of $4,189,716 and $4,468,685 at December 31, 2000 and 1999, respectively, are established at the contractholder's account value.

        Reinsurance - Policy reserves ceded to other insurance companies are carried as a reinsurance receivable on the balance sheet. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

        Policy and Contract Claims - Policy and contract claims include provisions for reported life and health claims in process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred and unreported based primarily on prior experience of the Company.

        Participating Fund Account - Participating life and annuity policy reserves are $4,557,599 and $4,297,823 at December 31, 2000 and 1999,
        respectively. Participating business approximates 28.6%, 31.0%, and 32.7% of the Company's ordinary life insurance in force and 85.2%, 94.0%, and 71.9% of ordinary life insurance premium income for the years ended December 31, 2000, 1999, and 1998, respectively.

        The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors. Earnings allocable to participating policyholders are consistent with established Company practice.


        The Company has established a Participating Policyholder Experience Account (PPEA) for the benefit of all participating policyholders which is included in the accompanying consolidated balance sheet. Earnings associated with the operation of the PPEA are credited to the benefit of all participating policyholders. In the event that the assets of the PPEA are insufficient to provide contractually guaranteed benefits, the Company must provide such benefits from its general assets.

        The Company has also established a Participation Fund Account (PFA) for the benefit of the participating policyholders previously transferred to the Company from GWL under an assumption reinsurance transaction. The PFA is part of the PPEA. Earnings derived from the operation of the PFA net of a management fee paid to the Company accrue solely for the benefit of the transferred participating policyholders.

        Revenue Recognition - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which provides guidance with respect to revenue recognition issues and disclosures. As amended by SAB No. 101B, the Company was required to implement the provisions of SAB No. 101 no later than the fourth quarter of the fiscal year ending December 31, 2000. The adoption of SAB No. 101 did not affect the Company's revenue recognition practices.

        Recognition of Premium and Fee Income and Benefits and Expenses - Life insurance premiums are recognized when due. Annuity premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration, and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for future policy benefit reserves. The average crediting rate on annuity products was approximately 6.2%, 6.2%, and 6.3% in 2000, 1999, and 1998.

        Income Taxes - Income taxes are recorded using the asset and liability approach, which requires, among other provisions, the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset, net of a valuation allowance, will be realized.


        Repurchase Agreements and Securities Lending - The Company enters into repurchase agreements with third-party broker/dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as collateralized borrowings. Interest expense on repurchase agreements is recorded at the coupon interest rate on the underlying securities. The repurchase fee received or paid is amortized over the term of the related agreement and recognized as an adjustment to investment income.

        The Company receives collateral for lending securities that are held as part of its investment portfolio. The company requires collateral in an amount greater than or equal to 102% of the market value of domestic securities loaned and 105% of foreign securities loaned. Such collateral is used to replace the securities loaned in event of default by the borrower.

        Derivatives - The Company makes limited use of derivative financial instruments to manage interest rate, market, and foreign exchange risk associated with invested assets, and therefore, are held for purposes other than trading. Such derivative instruments consist of interest rate swap agreements, interest rate floors and caps, foreign currency exchange contracts, options, interest rate futures, and equity swaps. The settlements paid or received under these contracts is deferred and recognized as an adjustment to net investment income on the accrual method. Gains and losses on foreign exchange contracts are deferred and recognized in net investment income when the hedged transactions are realized.

        Interest rate swap agreements are used to convert the interest rate on certain debt securities from a floating rate to a fixed rate or vice versa, to convert from a fixed rate to floating rate. Interest rate floors and caps are interest rate protection instruments that require the payment by a counterparty to the Company of an interest rate differential only if interest rates fall or rise to certain levels. The differential represents the difference between current interest rates and an agreed-upon rate, the strike rate, applied to a notional principal amount. Foreign currency exchange contracts are used to hedge the foreign exchange rate risk associated with bonds denominated in other than U.S. dollars. Written call options are used in conjunction with interest rate swap agreements to effectively convert convertible, fixed rate bonds to non-convertible variable rate bonds as part of the Company's overall asset-liability maturity program. Futures are used to hedge the interest rate risks of forecasted acquisitions of fixed rate fixed maturity investments. Equity swap transactions generally involve the exchange of variable market performance of a basket of securities for a fixed interest rate.

        Although derivative financial instruments taken alone may expose the Company to varying degrees of market and credit risk in excess of amounts recognized in the financial statements, when used for hedging purposes, these instruments typically reduce overall market, foreign exchange, and interest rate risk. The Company controls the credit risk of its financial contracts through credit approvals, limits, and monitoring procedures. As the Company generally enters into derivative transactions only with high quality institutions, no losses associated with non-performance on derivative financial instruments have occurred or are expected to occur.


        Effective January 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FASB Statement No. 138. The Statements require that all derivative financial instruments be recognized in the financial statements as assets or liabilities and measured at fair value regardless of the purpose or intent for holding them. Gains or losses resulting from changes in the fair value of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. Upon adoption, a transition adjustment of approximately $1,000 increased accumulated comprehensive income.

        Stock Options - The Company applies the intrinsic value measurement approach under APB Opinion No. 25, "Accounting for Stock Issued to Employees", to stock-based compensation awards to employees, as interpreted by AIN-APB 25 as it relates to accounting for stock options granted by the Parent to Company employees (See Note 13).

        Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Financial Accounting Standards Board (FASB) has issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A replacement of FASB Statement No. 125", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures. Statement No. 140 will be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. However, certain disclosure requirements under statement No. 140 were effective December 15, 2000, and these requirements have been incorporated in the Company's financial statements (see Note 6). Management does not anticipate that the adoption of the new Statement will have a significant effect on the financial position or results of operations of the Company.

2.      ACQUISITIONS

        On July 8, 1998, the Company paid $82,669 in cash to acquire all of the outstanding shares of Alta Health & Life Insurance Company (Alta), formerly known as Anthem Health & Life Insurance Company. The purchase price was based on Alta's adjusted book value, and was subject to further minor adjustments. The results of Alta's operations have been combined with those of the Company since the date of acquisition.

        The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $379,934 and $317,440, respectively. The goodwill representing the purchase price in excess of fair value of net assets acquired is included in other assets and is being amortized over 30 years on a straight-line basis.


        Assuming the Alta acquisition had been effective on January 1, 1998, pro forma 1998 revenues would have been $2,671,361 and pro forma 1998 net income would have been $191,552. The pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had this agreement been effective on January 1, 1998, or of future operations.

        Effective January 1, 2000, the Company coinsured the majority of General American Life Insurance Company's (General American) group life and health insurance business which primarily consists of administrative services only and stop loss policies. The agreement converted to an assumption reinsurance agreement January 1, 2001. The Company assumed approximately $150,000 of policy reserves and miscellaneous liabilities in exchange for $150,000 of cash and miscellaneous assets from General American.

        Assuming the reinsurance agreement had been effective on January 1, 1999, pro forma 1999 revenues would have been $2,973,247 and pro forma 1999 net income would have been $199,782. The pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had this agreement been effective on January 1, 1999, or of future operations.


        On October 6, 1999, the Company entered into a purchase and sale agreement with Allmerica Financial Corporation (Allmerica) to acquire via assumption reinsurance Allmerica's group life and health insurance business on March 1, 2000. This business primarily consists of administrative services only and stop loss policies. The in-force business was immediately coinsured back to Allmerica and is expected to be underwritten and retained by the Company upon each policy renewal date. The effect of this transaction was not material to the Company's results of operations or financial position.

3.      RELATED-PARTY TRANSACTIONS

        On December 31, 1998, the Company and GWL entered into an Indemnity Reinsurance Agreement pursuant to which the Company reinsured by coinsurance certain GWL individual non-participating life insurance policies. The Company recorded $859 in premium income and increase in reserves, associated with certain policies, as a result of this transaction. Of the $137,638 in reserves that was recorded as a result of this transaction, $136,779 was recorded under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS No. 97"), accounting principles. The Company recorded, at the GWL's carrying amount, which approximated fair value, the following at December 31, 1998 as a result of this transaction:

                   Assets                              Liabilities and Stockholder's Equity

     Cash                               $    24,600    Policy reserves             $  137,638
     Deferred income taxes                    3,816
     Policy loans                            82,649
     Due from Parent Corporation             19,753
     Other                                    6,820
                                          -----------                                -----------
                                        $   137,638                                $  137,638
                                          ===========                                ===========

================================================================================


        In connection with this transaction, GWL made a capital contribution of $5,608 to the Company.

        On September 30, 1998, the Company and GWL entered into an Indemnity Reinsurance Agreement pursuant to which the Company reinsured by coinsurance certain GWL individual non-participating life insurance policies. The Company recorded $45,332 in premium income and increase in reserves as a result of this transaction. Of the $428,152 in reserves that was recorded as a result of this transaction, $382,820 was recorded under SFAS No. 97 accounting principles. The Company recorded, at the Parent Corporation's carrying amount, which approximated fair value, the following at September 30, 1998 as a result of this transaction:

                   Assets                              Liabilities and Stockholder's Equity
     ===================================

     ===================================

     Bonds                              $   147,475    Policy reserves             $  428,152
     ===================================
     Mortgages                               82,637    Due to Parent Corporation       20,820
     ===================================
     Cash                                   134,900
     ===================================
     Deferred policy acquisition costs        9,724
     ===================================
     Deferred income taxes                   15,762
     ===================================
     Policy loans                            56,209
     ===================================
     Other                                    2,265
     ===================================
                                          -----------                                -----------
                                        $   448,972                                $  448,972
     ===================================  ===========                                ===========

        In connection with this transaction, GWL made a capital contribution of $3,200 to the Company.

        On September 30, 1998, the Company purchased furniture, fixtures and equipment from GWL for $25,184.

        The Company performs administrative services for the U.S. operations of GWL. The following represents revenue from GWL for services provided pursuant to these service agreements. The amounts recorded are based upon management's best estimate of actual costs incurred and resources expended based upon number of policies and/or certificates in force.

                                                             Years Ended December 31,
                                                    -------------------------------------------
                                                        2000           1999           1998
                                                    -------------  -------------  -------------

     Investment management revenue               $        120    $       130    $       475
     Administrative and underwriting revenue              704            768          5,094

        At December 31, 2000 and 1999, due to GWL includes $17,743 and $10,641 due on demand and $25,338 and $25,338 of notes payable which bear interest and mature on October 1, 2006. These notes may be prepaid in whole or in part at any time without penalty; the issuer may not demand payment before the maturity date. The amounts due on demand to GWL bear interest at the public bond rate (7.0% and 6.7% at December 31, 2000 and 1999, respectively) while the note payable bears interest at 5.4%.


        On May 4, 1999, the Company issued a $175,000 subordinated note to GWL&A Financial, the proceeds of which were used for general corporate purposes. The subordinated note bears interest at 7.25% and is due June 30, 2048. Payments of principal and interest under this subordinated note shall be made only with prior written approval of the Commissioner of Insurance of the State of Colorado. Payments of principal and interest on this subordinated note are payable only out of surplus funds of the Company and only at such time as the financial condition of the Company is such that at the time of payment of principal or interest, its surplus after the making of any such payment would exceed the greater of $1,500 or 1.25 times the company action level amount as required by the most recent risk based capital calculations.

        Interest expense attributable to these related party obligations was $14,637, $11,053, and $9,891 for the years ended December 31, 2000,
        1999, and 1998, respectively.

4.      REINSURANCE

        In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains a maximum of $1.5 million of coverage per individual life.

        Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2000 and 1999, the reinsurance receivable had a carrying value of $233,968 and $173,322, respectively.

        The following schedule details life insurance in force and life and accident/health premiums:



                                            Ceded         Assumed                    Percentage
                                         Primarily to    Primarily                   of Amount
                             Gross        the Parent     from Other       Net         Assumed
                             Amount      Corporation     Companies       Amount        to Net
                          -------------  -------------  ------------- -------------  -----------
     December 31, 2000:
       Life insurance in force:
         Individual     $ 39,067,268   $  5,727,745   $  7,563,302   $ 40,902,825      18.5%
         Group            75,700,120                    20,610,896     96,311,016      21.4%
                          -------------  -------------  -------------  -------------
             Total      $ 114,767,388  $  5,727,745   $ 28,174,198   $ 137,213,841
                          =============  =============  =============  =============

       Premium Income:
         Life insurance $    349,097   $     35,448   $     88,994   $    402,643      22.1%
                             827,044         79,705        175,294        922,633      19.0%
     Accident/health

                          -------------  -------------  -------------  -------------
             Total      $  1,176,141   $    115,153   $    264,288   $  1,325,276
                          =============  =============  =============  =============


     December 31, 1999:
       Life insurance in force:
         Individual     $ 35,362,934   $  5,195,961   $  8,467,877   $ 38,634,850      21.9%
         Group            80,717,198                     2,212,741     82,929,939       2.7%
                          -------------  -------------  -------------  -------------
             Total      $ 116,080,132  $  5,195,961   $ 10,680,618   $ 121,564,789
                          =============  =============  =============  =============

       Premium Income:
         Life insurance $    306,101   $     27,399   $     46,715   $    325,417      14.4%
                             801,755         58,247         79,753        823,261       9.7%
     Accident/health

                          -------------  -------------  -------------  -------------
             Total      $  1,107,856   $     85,646   $    126,468   $  1,148,678
                          =============  =============  =============  =============

     December 31, 1998:
       Life insurance in force:
         Individual     $ 34,017,379   $  4,785,079   $  8,948,442   $ 38,180,742      23.4%
         Group            81,907,539                     2,213,372     84,120,911       2.6%
                          -------------  -------------  -------------  -------------
             Total      $ 115,924,918  $  4,785,079   $ 11,161,814   $ 122,301,653
                          =============  =============  =============  =============

       Premium Income:
         Life insurance $    352,710   $     24,720   $     65,452   $    393,442      16.6%
                             571,992         61,689         74,284        584,587      12.7%
     Accident/health

                          -------------  -------------  -------------  -------------
             Total      $    924,702   $     86,409   $    139,736   $    978,029
                          =============  =============  =============  =============

5.      NET INVESTMENT INCOME AND NET REALIZED GAINS (LOSSES) ON INVESTMENTS


        Net investment income is summarized as follows:

                                                              Years Ended December 31,
                                                     -------------------------------------------
                                                         2000           1999           1998
                                                     -------------  -------------  -------------
     Investment income:
       Fixed maturities and short-term investments  $   676,784   $    636,946   $    638,079
       Mortgage loans on real estate                     80,775         88,033        110,170
       Real estate                                       22,068         19,618         20,019
       Policy loans                                     191,320        167,109        180,933
       Other                                                120            138            285
                                                     -------------  -------------  -------------
                                                        971,067        911,844        949,486
     Investment expenses, including interest on
       amounts charged by the related parties
       of $14,637, $11,053, and $9,891                   39,626         35,898         52,126
                                                     -------------  -------------  -------------
     Net investment income                          $   931,441   $    875,946   $    897,360
                                                     =============  =============  =============


        Net realized gains on investments are as follows:

                                                              Years Ended December 31,
                                                     -------------------------------------------
                                                         2000           1999           1998
                                                     -------------  -------------  -------------
     Realized gains (losses):
       Fixed maturities                             $   (16,752)  $     (8,321)  $     36,944
       Stocks                                            33,411            463          1,447
       Mortgage loans on real estate                      2,207          1,429            424
       Real estate                                          490            513
       Provisions                                         8,927          7,000           (642)
                                                     -------------  -------------  -------------
     Net realized gains on investments              $    28,283   $      1,084   $     38,173
                                                     =============  =============  =============

6.      SUMMARY OF INVESTMENTS

        Fixed maturities owned at December 31, 2000 are summarized as follows:

                                                 Gross        Gross      Estimated
                                   Amortized   Unrealized   Unrealized      Fair      Carrying
                                      Cost       Gains        Losses       Value       Value
                                   ----------- -----------  -----------  ----------- -----------
     Available-for-Sale:
       U.S. Government Agencies  $  1,115,926 $   14,528  $    3,483   $ 1,126,971  $1,126,971
       Collateralized mortgage
         Obligations                  708,707      8,592       7,201       710,098     710,098
       Public utilities               654,729     13,251       7,063       660,917     660,917
       Corporate bonds              3,036,921     66,903      85,559     3,018,265   3,018,265
       Foreign governments             49,505      1,019         376        50,148      50,148
       State and municipalities       815,246     20,424       6,502       829,168     829,168
       Direct mortgage pass-
          through certificates        356,975      2,719       1,091       358,603     358,603
       Mortgage backed                100,786      5,401         363       105,824     105,824
     securities

       Asset backed securities      2,533,214     46,602      19,945     2,559,871   2,559,871
                                   ----------- -----------  -----------  ----------- -----------
                                 $  9,372,009 $  179,439  $  131,583   $ 9,419,865  $9,419,865
                                   =========== ===========  ===========  =========== ===========

        Fixed maturities owned at December 31, 1999 are summarized as follows:

                                                 Gross        Gross      Estimated
                                   Amortized   Unrealized   Unrealized      Fair      Carrying
                                      Cost       Gains        Losses       Value       Value
                                   ----------- -----------  -----------  ----------- -----------
     Held-to-Maturity:
         U.S. Government         $   178,801  $      448  $   10,047   $  169,202   $ 178,801
     Agencies
         Collateralized mortgage

           Obligations                 5,452          19                    5,471       5,452
         Public utilities            281,308       3,956       5,195      280,069     281,308
         Corporate bonds           1,450,576      15,840      22,654     1,443,762   1,450,576
         Foreign governments          10,000         213                   10,213      10,000
         State municipalities        123,160         691       1,494      122,357     123,160
         Direct mortgage pass-
           through certificates
         Mortgage backed
     securities

         Asset backed securities     211,284       2,184       5,961      207,507     211,284
                                   ----------- -----------  -----------  ----------- -----------
                                 $ 2,260,581  $   23,351  $   45,351   $ 2,238,581  $2,260,581
                                   =========== ===========  ===========  =========== ===========


                                                 Gross        Gross      Estimated
                                   Amortized   Unrealized   Unrealized      Fair      Carrying
                                      Cost       Gains        Losses       Value       Value
                                   ----------- -----------  -----------  ----------- -----------
     Available-for-Sale:
       U.S. Government Agencies  $   942,341  $    2,370  $   22,871   $  921,840   $ 921,840
       Collateralized mortgage
         Obligations                 862,250       1,215      38,061      825,404     825,404
       Public utilities              479,868       1,158      13,369      467,657     467,657
       Corporate bonds             1,836,482      19,120      79,079     1,776,523   1,776,523
       Foreign governments            37,864         642         856       37,650      37,650
       State and municipalities      359,367          94      17,598      341,863     341,863
       Direct mortgage pass-
          through certificates       304,099       1,419      11,704      293,814     293,814
       Mortgage backed                51,809          18       1,900       49,927      49,927
     securities

       Asset backed securities     2,079,303       5,140      71,199     2,013,244   2,013,244
                                   ----------- -----------  -----------  ----------- -----------
                                 $ 6,953,383  $   31,176  $  256,637   $ 6,727,922  $6,727,922
                                   =========== ===========  ===========  =========== ===========

        The collateralized mortgage obligations consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities is adjusted by such prepayments.

        See Note 8 for additional information on policies regarding estimated fair value of fixed maturities.

        The amortized cost and estimated fair value of fixed maturity investments at December 31, 2000, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Available-for-Sale
                                   -------------------------------
                                     Amortized        Estimated
                                       Cost          Fair Value
                                   --------------   --------------
     Due in one year or less     $      518,895  $       527,576
     Due after one year
       through five years             2,480,365        2,487,423
     Due after five years
       through ten years              1,167,364        1,172,556
     Due after ten years                772,208          760,118
     Mortgage-backed
       securities                     1,899,963        1,912,319
     Asset-backed securities          2,533,214        2,559,873
                                   --------------   --------------
                                 $    9,372,009  $     9,419,865
                                   ==============   ==============

        Proceeds from sales of securities available-for-sale were $1,460,672, $3,176,802, and $6,169,678 during 2000, 1999, and 1998, respectively.
        The realized gains on such sales totaled $5,845, $10,080, and $41,136 for 2000, 1999, and 1998, respectively. The realized losses totaled $20,562, $19,720, and $8,643 for 2000, 1999, and 1998, respectively.
        During the years 2000, 1999, and 1998, held-to-maturity securities with amortized cost of $8,571, $0, and $9,920 were sold due to credit deterioration with insignificant gains and losses.

        During the fourth quarter of 2000, the Company transferred all securities classified as held-to-maturity into the available-for-sale category. The Company recorded a $19,908 unrealized gain associated with this transfer in other comprehensive income, net of tax.

        At December 31, 2000 and 1999, pursuant to fully collateralized securities lending arrangements, the Company had loaned $208,702 and $0 of fixed maturities, respectively. The fair value of collateral held by the Company at December 31, 2000, that can be sold or repledged is $212,876. No portion of the collateral had been sold or repledged at December 31, 2000.

        The Company engages in hedging activities to manage interest rate, market and foreign exchange risk. The following table summarizes the 2000 financial hedge instruments:


                                  Notional            Strike/Swap

     December 31, 2000             Amount                Rate                   Maturity
     ------------------------  --------------- -------------------------- ----------------------
     Interest Rate Futures   $     171,800           5.17% - 5.68%                3/01
     Interest Rate Caps          1,562,000       7.64% - 11.82% (CMT)         6/00 - 12/06
     Interest Rate Swaps           300,041          4.995% - 8.620%           1/01 - 12/06
     Foreign Currency
       Exchange Contracts           18,371                N/A                  6/05 - 7/06
     Options                       111,400              Various               5/01 - 11/05


        The following table summarizes the 1999 financial hedge instruments:

                                 Notional             Strike/Swap

     December 31, 1999            Amount                 Rate                   Maturity
     ------------------------  --------------  -------------------------- ----------------------

     Interest Rate Caps      $   1,362,000       7.64% - 11.82% (CMT)         6/00 - 12/04
     Interest Rate Swaps           217,528            4.94%-6.8%              02/00 - 12/06
     Foreign Currency
       Exchange Contracts           19,478                N/A                 03/00 - 07/06
     Equity Swap                   104,152           5.15% - 5.93%                01/01
     Options                        54,100              Various               01/02 - 12/02

        LIBOR   - London Interbank Offered Rate
        CMT            - Constant Maturity Treasury Rate

        The Company has established specific investment guidelines designed to emphasize a diversified and geographically dispersed portfolio of mortgages collateralized by commercial and industrial properties located in the United States. The Company's policy is to obtain collateral sufficient to provide loan-to-value ratios of not greater than 75% at the inception of the mortgages. At December 31, 2000, approximately 32% of the Company's mortgage loans were collateralized by real estate located in California.

        The following is information with respect to impaired mortgage loans:

                                                             2000        1999
     =======================================================--------------------
     Loans, net of related allowance for credit losses of
     $12,777 and $14,727                                   $ 21,893  $ 25,877
   Loans with no related allowance for credit losses         12,954    17,880
   Average balance of impaired loans during the year         39,321    43,866
   Interest income recognized (while impaired)                1,648     1,877
   Interest income received and recorded (while impaired)
   using the cash basis method of recognition                 1,632     1,911

        As part of an active loan management policy and in the interest of maximizing the future return of each individual loan, the Company may from time to time modify the original terms of certain loans. These restructured loans, all performing in accordance with their modified terms, aggregated $73,518 and $75,691 at December 31, 2000 and 1999, respectively.

        The following table presents changes in the allowance for credit losses:

                                      2000            1999           1998
                                  -------------   -------------  -------------

     Balance, beginning of year $     77,416   $      83,416   $     83,416
     Provision for loan losses        (8,927)         (7,000)           642
     Charge-offs                      (7,247)              -           (787)
     Recoveries                            -           1,000            145
                                  -------------   -------------  -------------
     Balance, end of year       $     61,242   $      77,416   $     83,416
                                  =============   =============  =============

7.      COMMERCIAL PAPER

        The Company has a commercial paper program that is partially supported by a $50,000 standby letter-of-credit. At December 31, 2000, commercial paper outstanding of $97,631 had maturities ranging from 11 to 46 days and interest rates ranging from 6.59% to 6.62%. At December 31, 1999, no commercial paper was outstanding.

8.      ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                             December 31,
                                      -----------------------------------------------------------
                                                 2000                           1999
                                      ----------------------------   ----------------------------
                                        Carrying      Estimated        Carrying      Estimated
                                         Amount       Fair Value        Amount       Fair Value
                                      -------------  -------------   -------------  -------------
     ASSETS:

        Fixed maturities and

          short-term investments    $   9,834,247  $  9,834,247   $    9,229,307  $  9,207,307
        Mortgage loans on real
          estate                          843,371       856,848          974,645       968,964
        Policy loans                    2,809,973     2,809,973        2,681,132     2,681,132
        Common stock                       95,036        95,036           69,240        69,240

     LIABILITIES:
        Annuity contract reserves

          without life                  4,189,716     4,204,907        4,468,685     4,451,465
     contingencies

        Policyholders' funds              197,941       197,941          185,623       185,623
        Due to GWL                         43,081        41,332           35,979        33,590
        Due to GWL&A Financial            171,347       158,222          175,035       137,445
        Repurchase agreements                                             80,579        80,579
        Commercial paper                 97,631         97,631           - -            - -

     HEDGE CONTRACTS:
        Interest rate futures              (1,442)     (1,442)             1,015       1,015
        Interest rate caps                    405           405            4,140         4,140
        Interest rate swaps                 9,232         9,232           (1,494)       (1,494)
        Foreign currency exchange
          contracts                         1,079         1,079              (10)          (10)
        Equity swap                           - -           - -           (7,686)       (7,686)
        Options                            (3,528)       (3,528)          (6,220)       (6,220)


        The estimated fair values of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgement is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        The estimated fair-value of fixed maturities that are publicly traded are obtained from an independent pricing service. To determine fair value for fixed maturities not actively traded, the Company utilized discounted cash flows calculated at current market rates on investments of similar quality and term.

        Mortgage loan fair value estimates generally are based on discounted cash flows. A discount rate "matrix" is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage's remaining term and credit quality. The rates selected for inclusion in the discount rate "matrix" reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

        Policy loans accrue interest generally at variable rates with no fixed maturity dates and, therefore, estimated fair value approximates carrying value.

        The fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts, utilizing current crediting rates for similar products.

        The estimated fair value of policyholders' funds is the same as the carrying amount as the Company can change the crediting rates with 30 days notice.

        The estimated fair value of due to GWL is based on discounted cash flows at current market rates on high quality investments.

        The fair value of due to GWL&A Financial reflects the last trading price of the subordinated notes in the public market at December 31, 2000.


        The carrying value of repurchase agreements and commercial paper is a reasonable estimate of fair value due to the short-term nature of the liabilities.

        The estimated fair value of financial hedge instruments, all of which are held for other than trading purposes, is the estimated amount the Company would receive or pay to terminate the agreement at each year-end, taking into consideration current interest rates and other relevant factors. Included in the net loss position for interest rates swaps are $1,858 and $772 of unrealized losses in 2000 and 1999, respectively. Included in the net gain position for foreign currency exchange contracts are $0 and $518 of loss exposures in 2000 and 1999, respectively.


9.      EMPLOYEE BENEFIT PLANS

        The following table summarizes changes for the years ended December 31, 2000, 1999, and 1998, in the benefit obligations and in plan assets for the Company's defined benefit pension plan and post-retirement medical plan. There is no additional minimum pension liability required to be recognized. There were no amendments to the plans due to the acquisition of Alta.

                                                                         Post-Retirement

                                          Pension Benefits                 Medical Plan
                                     ----------------------------  -----------------------------
                                      2000      1999      1998      2000      1999       1998
                                     --------  --------  --------  --------  --------   --------
     Change in benefit obligation

     Benefit obligation at        $  126,130 $ 131,305 $ 115,057 $ 29,228  $ 19,944  $  19,454
     beginning of year
     Service cost                     7,062     7,853     6,834    2,305     2,186       1,365
     Interest cost                    9,475     8,359     7,927    2,167     1,652       1,341
     Addition of former Alta                    4,155
     employees
     Actuarial loss (gain)            2,510    (22,363)   5,117              3,616      (1,613)
     Prior service for former
     Alta
       Employees                                                             2,471
     Benefits paid                   (4,614)   (3,179)   (3,630)    (682)     (641)       (603)
                                     --------  --------  --------  --------  --------   --------
     Benefit obligation at end    $  140,563 $ 126,130 $ 131,305 $ 33,018  $ 29,228  $  19,944
     of year
                                     --------  --------  --------  --------  --------   --------

     Change in plan assets

     Fair value of plan assets
     at

       Beginning of year          $  192,093 $ 183,136 $ 162,879 $         $         $
     Actual return on plan assets     6,032    12,055    23,887
     Addition of former Alta
     employees

       and other adjustments                       81
     Benefits paid                   (4,614)   (3,179)   (3,630)
                                     --------  --------  --------  --------  --------   --------
     Fair value of plan assets       193,511   192,093   183,136
     at end of year
                                     --------  --------  --------  --------  --------   --------

     Funded (unfunded) status        52,948    65,963    51,831    (33,018)  (29,228)   (19,944)
     Unrecognized net actuarial      (15,239)  (30,161)  (11,405)  3,430     3,464        (113)
     (gain) loss
     Unrecognized prior service       3,073     3,614              2,148     2,310
     cost
     Unrecognized net (asset)
     obligation or
       at transition                 (16,655)  (18,170)  (19,684)  12,928    13,736     14,544
                                     --------  --------  --------  --------  --------   --------
     Prepaid (accrued) benefit    $  24,127  $ 21,246  $ 20,742  $ (14,512)$ (9,718) $  (5,513)
     cost
                                     ========  ========  ========  ========  ========   ========

     Components of net periodic
     benefit cost

     Service cost                 $   7,062  $  7,853  $  6,834  $ 2,305   $ 2,186   $   1,365
     Interest cost                    9,475     8,360     7,927    2,167     1,652       1,341
     Expected return on plan         (17,567)  (15,664)  (13,691)
     assets
     Amortization of transition      (1,514)   (1,514)   (1,514)     808       808         808
     obligation
     Amortization of
     unrecognized prior
       service cost                     541       541                162       162
     Amortization of gain from
     earlier

       periods                         (879)      (80)                34        38
                                     --------  --------            --------  --------   --------
                                     --------  --------  --------  --------  --------   --------
     Net periodic (benefit) cost  $  (2,882) $   (504) $   (444) $ 5,476   $ 4,846   $   3,514
                                     ========  ========  ========  ========  ========   ========

     Weighted-average

     assumptions as

     of December 31

     Discount rate                     7.50%     7.50%    6.50%      7.50%     7.50%     6.50%
     Expected return on plan           9.25%     8.50%    8.50%      9.25%     8.50%     8.50%
     assets

     Rate of compensation              5.00%     5.00%    4.00%      5.00%     5.00%     4.00%
     increase

        The Company-sponsored post-retirement medical plan (medical plan) provides health benefits to retired employees. The medical plan is contributory and contains other cost sharing features, which may be adjusted annually for the expected general inflation rate. The Company's policy is to fund the cost of the medical plan benefits in amounts determined at the discretion of management. The Company made no contributions to this plan in 2000, 1999, or 1998.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plan. For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   1-Percentage  1-Percentage
                                                      Point         Point
                                                     Increase      Decrease
                                                   ------------  ---------------
     Increase (decrease) on total of service and
       interest cost on components                   $   1,189   $      (812)
     Increase (decrease) on post-retirement benefit      7,220        (5,517)
       obligation

        The Company sponsors a defined contribution 401(k) retirement plan which provides eligible participants with the opportunity to defer up to 15% of base compensation. The Company matches 50% of the first 5% of participant pre-tax contributions. For employees hired after January 1, 1999, the Company matches 50% of the first 8% of participant pre-tax contributions. Company contributions for the years ended December 31, 2000, 1999, and 1998 totaled $6,130, $5,504, and $3,915, respectively.

        The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses, and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. Participant deferrals, which are reflected in other liabilities, are $19,264, $17,367, and $16,102 for years ending December 31, 2000,
        1999, and 1998, respectively. The participant deferrals earn interest at a rate based on the average ten-year composite government securities rate plus 1.5%. The interest expense related to the plan for the years ending December 31, 2000, 1999, and 1998 was $1,358, $1,231, and $1,185,
        respectively.

        The Company  also  provides a  supplemental  executive  retirement  plan
        (SERP) to certain key executives. This plan provides key executives with certain benefits upon retirement, disability, or death based upon total compensation. The Company has purchased individual life insurance policies with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The expense for this plan for 2000, 1999, and 1998 was $3,023, $3,002, and $2,840,
        respectively. The total liability of $18,794 and $14,608 as of December 31, 2000 and 1999 is included in other liabilities.

10.     FEDERAL INCOME TAXES

        The following is a reconciliation between the federal income tax rate and the Company's effective income tax rate:

                                         2000          1999         1998
                                       ----------   -----------  -----------
     Federal tax rate                      35.0  %       35.0  %      35.0  %
     Change in tax rate resulting from:
       Settlement of GWL tax exposures                   (5.9)
       Other, net                          (0.9)         (0.3)        (1.6)
                                       ----------   -----------  -----------
     Total                                 34.1  %       28.8  %      33.4  %
                                       ==========   ===========  ===========

         The Company's income tax provision was favorably impacted in 1999 by the release of contingent liabilities relating to taxes of the GWL's U.S. branch associated with blocks of business that were transferred from GWL's U.S. branch to the Company from 1989 to 1993; the Company had agreed to the transfer of these tax liabilities as part of the transfer of this business. The release recorded in 1999 reflected the resolution of certain tax issues with the Internal Revenue Service (IRS), and totaled $17,150; however, $8,900 of the release was attributable to participating policyholders and therefore had no effect on the net income of the Company since that amount was credited to the provision for policyholders' share of earnings on participating business in the accompanying 1999 statement of income.

        Excluding the effect of the 1999 tax item discussed above, the effective tax rate for 1999 was 35.2%.

        Temporary differences which give rise to the deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

                                                    2000                         1999
                                          --------------------------   -------------------------
                                           Deferred      Deferred       Deferred     Deferred
                                             Tax            Tax           Tax           Tax
                                            Asset        Liability       Asset       Liability
                                          -----------   ------------   -----------  ------------
     Policyholder reserves              $   114,074                 $      131,587
     Deferred policy acquisition costs               $      48,543                $     49,455
     Deferred acquisition cost

       proxy tax                            110,239                        103,529
     Investment assets                                      35,714          69,561
     Net operating loss carryforwards           444                            444
     Other                                      103                                        582
                                          -----------   ------------   -----------  ------------
             Subtotal                       224,860         84,257         305,121      50,037
     Valuation allowance                     (1,761)                        (1,761)
                                          -----------   ------------   -----------  ------------
             Total Deferred Taxes       $   223,099  $      84,257  $      303,360$     50,037
                                          ===========   ============   ===========  ============

        Amounts included in investment assets above include $21,228 and $(58,711) related to the unrealized gains (losses) on the Company's fixed maturities available-for-sale at December 31, 2000 and 1999, respectively.

        The Company will file a consolidated tax return for 2000. Losses incurred by subsidiaries in prior years cannot be offset against operating income of the Company. At December 31, 2000, the Company's subsidiaries had approximately $1,267 of net operating loss carryforwards, expiring through the year 2015. The tax benefit of subsidiaries' net operating loss carryforwards are included in the deferred tax assets at December 31, 2000 and 1999, respectively.

        The Company's valuation allowance was decreased in 2000, 1999, and 1998 by $0, $(17), and $(1,792), respectively, as a result of the re-evaluation by management of future estimated taxable income in its subsidiaries.

        Under pre-1984 life insurance company income tax laws, a portion of life insurance company gain from operations was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The aggregate accumulation in the account is $7,742 and the Company does not anticipate any transactions, which would cause any part of the amount to become taxable. Accordingly, no provision has been made for possible future federal income taxes on this accumulation.

11.     COMPREHENSIVE INCOME

        Other comprehensive income at December 31, 2000 is summarized as follows:

                                                  Before-Tax     Tax (Expense)     Net-of-Tax
                                                     Amount        or Benefit         Amount
     =========================================  ---------------  --------------   --------------
     Unrealized gains on available-for-sale
     securities:
        Unrealized holding gains (losses)
          arising
          during the period                   $     204,274    $     (71,495)  $      132,779
        Less:  reclassification adjustment
          for
          losses (gains) realized in net              9,436           (3,303)           6,133
          income
                                                 ---------------  --------------   --------------
        Net unrealized gains                        213,710          (74,798)         138,912
     =========================================     ============  ===============    ==========
     Reserve and  DAC adjustment                    (31,352)          10,973          (20,379)
                                                ---------------  --------------   --------------
                                                ---------------  --------------   --------------
     Other comprehensive income               $     182,358    $     (63,825)  $      118,533
     =========================================  ===============  ==============   ==============

        Other comprehensive loss at December 31, 1999 is summarized as follows:

                                                  Before-Tax     Tax (Expense)     Net-of-Tax
                                                    Amount        or Benefit         Amount
     =========================================  ---------------  --------------   --------------
     Unrealized gains on available-for-sale
     securities:

        Unrealized holding (losses) gains
     arising ring the period                  $    (303,033)   $     106,061   $     (196,972)

        Less:  reclassification adjustment
     for   (gains) losses realized in net            (9,958)           3,485           (6,473)
     income
                                                ---------------  --------------   --------------
        Net unrealized (losses) gains              (312,991)         109,546         (203,445)
        Reserve and  DAC adjustment                  87,729          (30,705)          57,024
                                                ---------------  --------------   --------------
                                                ---------------  --------------   --------------
     Other comprehensive loss                 $    (225,262)   $      78,841   $     (146,421)
     =========================================  ===============  ==============   ==============


        Other comprehensive income at December 31, 1998 is summarized as follows:

                                                  Before-Tax     Tax (Expense)     Net-of-Tax
                                                    Amount        or Benefit         Amount
                                                ---------------  -------------------------------
     Unrealized gains on available-for-sale securities:

        Unrealized holding gains (losses)
     arising

           during the period                  $      39,430    $     (13,800)  $       25,630
        Less:  reclassification adjustment
     for

           (gains) losses realized in net           (14,350)           5,022           (9,328)
     income

                                                ---------------  --------------   --------------
        Net unrealized gains (losses)                25,080           (8,778)          16,302
     Reserve and  DAC adjustment                    (11,614)           4,065           (7,549)
                                                ---------------  --------------   --------------
                                                ---------------  --------------   --------------
     Other comprehensive income               $      13,466    $      (4,713)  $        8,753
                                                ===============  ==============   ==============



12.     STOCKHOLDER'S EQUITY, DIVIDEND RESTRICTIONS, AND OTHER MATTERS

        At December 31, 2000 and 1999, the Company has 1,500 authorized shares each of Series A, Series B, Series C and Series D cumulative preferred stock; and 2,000,000 authorized shares of non-cumulative preferred stock.

        Dividends of $0, $0, and $6,692 were paid on preferred stock in 2000, 1999, and 1998, respectively. In addition, dividends of $134,149, $92,053, and $73,344 were paid on common stock in 2000, 1999, and 1998, respectively. Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below.

        The Company's net income and capital and surplus, as determined in accordance with statutory accounting principles and practices for December 31 are as follows:

                                     2000             1999            1998
                                 --------------  ---------------  -------------
                                  (Unaudited)
     Net income                $     293,521   $      253,123   $    225,863
     Capital and surplus           1,083,718        1,004,745        727,124

        In March 1998,  the  National  Association  of  Insurance  Commissioners
        adopted the Codification of Statutory Accounting Principles (Codification). The Codification, which is intended to standardize accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Colorado Division of Insurance will require adoption of Codification with certain modifications for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of Codification as modified by the Colorado Division of Insurance will increase statutory net worth as of January 1, 2001, by approximately $105,760 [Unaudited]. (The modifications adopted by the Colorado Division of Insurance had no effect on statutory net worth).

        The maximum amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Colorado are subject to restrictions relating to statutory surplus and statutory net gain from operations. Statutory surplus and net gains from operations at December 31, 2000 were $1,083,718 and $275,231 [Unaudited], respectively. The Company should be able to pay up to $275,231[Unaudited] of dividends in 2001.

13.     STOCK OPTIONS

        The Parent has a stock option plan (the Lifeco plan) that provides for the granting of options on common shares of Lifeco to certain officers and employees of Lifeco and its subsidiaries, including the Company. Options may be awarded with exercise prices of no less than the market price on the date of the grant. Termination of employment prior to vesting results in forfeiture of the options, unless otherwise determined by a committee that administers the Lifeco plan. As of December 31, 2000, 1999, and 1998, stock available for award to Company employees under the Lifeco plan aggregated 4,808,047, 885,150, and 1,424,400 shares.

        The plan provides for the granting of options with varying terms and vesting requirements. The majority of basic options under the plan vest and become exercisable twenty percent per year commencing on the first anniversary of the grant and expire ten years from the date of grant. Other basic options vest and become exercisable one-third per year commencing on various dates from December 31, 2000 to September 30, 2002 and expire ten years from the date of grant. Variable options granted to Company employees totaling 278,000 and 1,832,000 in 1998 and 1997, respectively, become exercisable if certain cumulative financial targets are attained by the end of 2001. If exercisable, the exercise period runs from April 1, 2002 to June 26, 2007. During 2000, the Company determined that it was probable that certain of these options would become exercisable and, accordingly, recorded compensation expense of $15,052 with a corresponding credit to additional paid-in capital as prescribed by AIN-APB 25.

        Additional variable options granted in 1998 and 2000 totaling 380,000 and 120,000, respectively, become exercisable if certain sales or financial targets are attained. During 2000, 1999, and 1998, 13,250, 11,250, and 30,000 of these options vested and accordingly, the Company recognized compensation expense of $151, $23, and $116, respectively. If exercisable, the exercise period expires ten years from the date of grant.

        The following table summarizes the status of, and changes in, Lifeco options granted to Company employees, which are outstanding and the weighted-average exercise price (WAEP) for 2000, 1999, and 1998. As the options granted relate to Canadian stock, the values, which are presented in U.S. dollars, will fluctuate as a result of exchange rate fluctuations:

                                    2000                   1999                    1998
                            ---------------------  ----------------------  ----------------------
                             Options      WAEP      Options       WAEP      Options       WAEP
                            -----------  --------  -----------  ---------  -----------  ---------
     Outstanding, Jan. 1     6,567,098 $    9.04    6,544,824 $    8.07     5,736,000 $    7.71
       Granted               1,386,503     14.88      575,500     16.48       988,000     13.90
       Exercised               351,300      6.77      234,476      5.69        99,176      5.93
       Expired or              120,750     12.10      318,750     13.81        80,000     13.05
     canceled

                            -----------  --------  -----------  ---------  -----------  ---------
     Outstanding, Dec. 31    7,481,551 $    9.83    6,567,098 $    9.04     6,544,824 $    8.07
                            ===========  ========  ===========  =========  ===========  =========

     Options exercisable

       at year-end           2,889,848 $    7.23    2,215,998 $    6.31     1,652,424 $    5.72
                            ===========  ========  ===========  =========  ===========  =========

     Weighted average
     fair
     value of options

     granted during year  $    4.38              $    5.23               $    4.46
                            ===========            ===========             ===========


        The following table summarizes the range of exercise prices for outstanding Lifeco common stock options granted to Company employees at December 31, 2000:

                                        Outstanding                         Exercisable
     ===================  ----------------------------------------- ----------------------------
                                                         Average                      Average
     ===================
          Exercise                         Average      Exercise                      Exercise
     ===================
        Price Range          Options         Life         Price        Options         Price
     -------------------  --------------  -----------  ------------ --------------   -----------
     $ 5.65 - 7.50          3,223,248        5.65    $     5.72       2,514,448   $       5.70
     $10.82 - 15.21         4,096,803        7.66    $    12.77         350,300   $      14.28
     $15.91 - 17.95           161,500        8.18    $    17.33          25,100   $      17.74


        Of the exercisable Lifeco options, 2,845,348 relate to basic option grants and 44,500 relate to variable grants.

        Power Financial Corporation (PFC), which is the parent corporation of Lifeco, has a stock option plan (the PFC plan) that provides for the granting of options for common shares of PFC to key employees of PFC and its affiliates. Prior to the creation of the Lifeco plan in 1996, certain officers of the Company participated in the PFC plan in Canada. Under the PFC plan, options may be awarded with exercise price no less than the market price on the date of the grant. Termination of employment prior to vesting results in forfeiture of the options, unless otherwise determined by a committee that administers the PFC plan. As of December 31, 2000, 1999, and 1998, stock available for award under the PFC plan aggregated 2,790,800, 4,340,800, and 4,400,800 shares.

        Options granted to officers of the Company under the PFC plan become exercisable twenty percent per year commencing on the date of the grant and expire ten years from the date of grant.

        The following table summarizes the status of, and changes in, PFC options granted to Company officers, which remain outstanding and the weighted-average exercise price (WAEP) for 2000, 1999, and 1998. As the options granted relate to Canadian stock, the values, which are presented in U.S. dollars, will fluctuate as a result of exchange rate fluctuations:

                                    2000                   1999                    1998
                            ---------------------  ----------------------  ----------------------
                             Options      WAEP      Options       WAEP      Options       WAEP
                            -----------  --------  -----------  ---------  -----------  ---------
     Outstanding, Jan. 1,      285,054 $    3.23      355,054 $    2.89     1,076,000 $    3.05
       Exercised               215,054      3.30       70,000      2.28       720,946      2.98
                            -----------  --------  -----------  ---------  -----------  ---------
     Outstanding, Dec.          70,000 $    2.29      285,054 $    3.23       355,054 $    2.89
     31,
                            ===========  ========  ===========  =========  ===========  =========
     Options exercisable
       at year-end              70,000 $    2.29      285,054 $    3.23       355,054 $    2.89
                            ===========  ========  ===========  =========  ===========  =========

        As of December 31, 2000, the PFC options outstanding have an exercise price of $2.29 and a weighted-average remaining contractual life of 3.33 years.

        The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB 25 under which compensation expenses for stock options are generally not recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock option plan been determined based upon fair value at the grant dates for awards under the plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have been reduced by $1,147, $1,039, and $727, in 2000, 1999, and 1998, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for those options granted in 2000, 1999, and 1998, respectively: dividend yields of 4.06%, 3.63%, and 3.0%, expected volatility of 30.1%, 32.4%, and 34.05%, risk-free interest rates of 6.61%, 6.65%, and 4.79% and expected lives of 7.5 years.

14.     SEGMENT INFORMATION

        The Company has two reportable segments: Employee Benefits and Financial Services. The Employee Benefits segment markets group life and health and 401(k) products to small and mid-sized corporate employers. The Financial Services segment markets and administers savings products to public and not-for-profit employers and individuals and offers life
        insurance   products  to  individuals  and  businesses.   The  Company's
        reportable segments are strategic business units that offer different products and services. They are managed separately as each segment has unique distribution channels.

        The accounting policies of the segments are the same as those described in Note 1. The Company evaluates performance based on profit or loss from operations after income taxes.

        The Company's operations are not materially dependent on one or a few customers, brokers or agents.

        Summarized segment financial information for the year ended and as of December 31 was as follows:

        Year ended December 31, 2000

        Operations:

                                                 Employee         Financial
                                                 Benefits         Services          Total
     ========================================  --------------   --------------  ---------------
     Revenue:
        Premium income                       $   1,142,136   $      190,430   $   1,332,566
        Fee income                                 752,309          119,318         871,627
        Net investment income                       94,800          836,641         931,441
        Realized investment (losses) gains          (3,572)          31,855          28,283
     ========================================  --------------   --------------  ---------------
             Total revenue                       1,985,673        1,178,244       3,163,917

     Benefits and Expenses:

        Benefits                                   922,925          822,946       1,745,871
        Operating expenses                         856,463          168,449       1,024,912
     ========================================  --------------   --------------  ---------------
             Total benefits and expenses         1,779,388          991,395       2,770,783
     ========================================  --------------   --------------  ---------------
                                               --------------   --------------  ---------------

     Net operating income before income            206,285          186,849         393,134
     taxes

     ========================================
     Income taxes                                   70,197           63,843         134,040
                                               --------------   --------------  ---------------
             Net income                      $     136,088   $      123,006   $     259,094
     ========================================  ==============   ==============  ===============

        Assets:

                                                 Employee         Financial
                                                 Benefits         Services          Total
     ========================================  --------------   --------------  ---------------
     Investment assets                       $   1,438,650   $   12,239,947   $  13,678,597
     Other assets                                  980,245          857,407       1,837,652
     Separate account assets                     6,537,095        5,844,042      12,381,137
     ========================================  --------------   --------------  ---------------
             Total assets                    $   8,955,990   $   18,941,396   $  27,897,386
     ========================================  ==============   ==============  ===============


        Year ended December 31, 1999

        Operations:

                                                 Employee         Financial
     ========================================
                                                 Benefits         Services          Total
     ========================================  --------------   --------------  ---------------
     Revenue:

     ========================================
        Premium income                       $     990,449   $      172,734   $   1,163,183
     ========================================
        Fee income                                 548,580           86,567         635,147
     ========================================
        Net investment income                       80,039          795,907         875,946
     ========================================
        Realized investment (losses) gains          (1,224)           2,308           1,084
     ========================================  --------------   --------------  ---------------
             Total revenue                       1,617,844        1,057,516       2,675,360
     ========================================
     Benefits and Expenses:

     ========================================
        Benefits                                   789,084          792,755       1,581,839
     ========================================
        Operating expenses                         661,119          143,422         804,541
     ========================================  --------------   --------------  ---------------
             Total benefits and expenses         1,450,203          936,177       2,386,380
     ========================================  --------------   --------------  ---------------
                                               --------------   --------------  ---------------

     ========================================
     ========================================
     Net operating income before income            167,641          121,339         288,980
     taxes

     ========================================
     Income taxes                                   51,003           32,259          83,262
                                               --------------   --------------  ---------------
             Net income                      $     116,638   $       89,080   $     205,718
     ========================================  ==============   ==============  ===============


        Assets:

                                                 Employee         Financial
                                                 Benefits         Services          Total
     ========================================  --------------   --------------  ---------------
     Investment assets                       $   1,464,111   $   11,593,944   $  13,058,055
     Other assets                                  741,438          910,677       1,652,115
     Separate account assets                     7,244,145        5,575,752      12,819,897
     ========================================  --------------   --------------  ---------------
             Total assets                    $   9,449,694   $   18,080,373   $  27,530,067
     ========================================  ==============   ==============  ===============


        Year ended December 31, 1998

        Operations:

                                                 Employee         Financial
                                                 Benefits         Services          Total
     ========================================  --------------   --------------  ---------------
     Revenue:

        Premium income                       $     746,898   $      247,965   $     994,863
        Fee income                                 444,649           71,403         516,052
        Net investment income                       95,118          802,242         897,360
        Realized investment gains                    8,145           30,028          38,173
     ========================================  --------------   --------------  ---------------
             Total revenue                       1,294,810        1,151,638       2,446,448

     Benefits and Expenses:


        Benefits                                   590,058          872,411       1,462,469
        Operating expenses                         546,959          141,269         688,228
     ========================================  --------------   --------------  ---------------
             Total benefits and expenses         1,137,017        1,013,680       2,150,697
     ========================================  --------------   --------------  ---------------
                                               --------------   --------------  ---------------


     Net operating income before income            157,793          137,958         295,751
     taxes


     Income taxes                                   50,678           48,158          98,836
                                               --------------   --------------  ---------------
             Net income                      $     107,115   $       89,800   $     196,915
     ========================================  ==============   ==============  ===============

The following table, which summarizes premium and fee income by segment, represents supplemental information.

                                           2000            1999             1998
     ===============================  ---------------  --------------   --------------
      Premium Income:
        Employee Benefits


            Group Life & Health     $   1,142,136    $     990,449   $      746,898
     ===============================  ---------------  --------------   --------------
                 Total Employee         1,142,136          990,449          746,898
     Benefits
                                      ---------------  --------------   --------------
                                      ---------------  --------------   --------------
        Financial Services

            Savings                         7,253           14,344           16,765
            Individual Insurance          183,177          158,390          231,200
                                      ---------------  --------------   --------------
                                      ---------------  --------------   --------------
                 Total Financial          190,430          172,734          247,965
                 Services
     ===============================  ---------------  --------------   --------------
             Total premium income   $   1,332,566    $   1,163,183   $      994,863
     ===============================  ===============  ==============   ==============

     Fee Income:

            Employee Benefits


            Group Life & Health     $     648,328    $     454,071   $      366,805
              (uninsured plans)
            401(k)                        103,981           94,509           77,844
     ===============================  ---------------  --------------   --------------
                                      ---------------  --------------   --------------
                 Total Employee           752,309          548,580          444,649
     Benefits
     ===============================  ---------------  --------------   --------------
                                      ---------------  --------------   --------------
        Financial Services

            Savings                       111,201           81,331           71,403
            Individual Insurance            8,117            5,236
                                      ---------------  --------------   --------------
                                      ---------------  --------------   --------------
                 Total Financial          119,318           86,567           71,403
                 Services
     ===============================  ---------------  --------------   --------------
             Total fee income       $     871,627    $     635,147   $      516,052
     ===============================  ===============  ==============   ==============

15.     COMMITMENTS AND CONTINGENCIES

        The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on its financial position or results of operations.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a)      Financial Statements.    .

                  The consolidated financial statements of GWL&A as of December 31, 2000 and 1999 and each of the three years in the period ended December 31, 2000, as well as the financial statements of the Series Account for the years ended 2000, 1999 and 1998 are filed herewith in the Statement of Additional Information.


         (b)      Exhibits

                  (1) Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant is incorporated by reference to the initial Registration Statement filed by Depositor on Form N-4 on February 22, 1996, Registration No. 333-01153.

                  (2) Not applicable.


                  (3) Copy of distribution contract between Depositor and Principal Underwriter is filedherewith as Exhibit (3).

                  (4)Copies the form of the variable annuity contracts are filed herewith as Exhibit 4.

                  (5) Copies of the form of applications to be used with the variable annuity contract are filed herewith as Exhibit 5.


                  (6) Copy of Articles of Incorporation and Bylaws of Depositor are incorporated by reference to Amendment No. 2 to the Registration Statement filed by Depositor on Form N-4 on October 29, 1996, Registration No. 333-01153.

                  (7)  Not applicable.


                  (8) Copies of participation agreements with underlying funds are filed herewith as Exhibit 8. .



                  (9) Opinion of counsel and consent of Beverly A. Byrne, Vice President, Counsel and Associate Secretary is incorporated by reference to the initial Registration Statement filed by Depositor on Form N-4 on December 29, 2000, Registration No. 333-52956.



                  (10)(a) Written Consent of Jorden Burt LLP is filed herewith as Exhibit 10(a).

                  (b) Written Consent of independent auditors isfiled herewith as Exhibit 10(b).


                  (11)  Not Applicable.

                  (12)  Not  Applicable.


                  (13) Schedule for computation of each performance quotation provided in response to Item 21 is filed herewith as Exhibit 13.


                  (14) (a) Powers of attorney for R. Gratton, J. Balog, J.W. Burns, O.T. Dackow, P. Desmarais, Jr., W. Mackness, J.E.A. Nickerson, P.M. Pitfield, M. Plessis-Belair and B. Walsh are incorporated by reference to the initial Registration Statement filed by Depositor on Form N-4 on February 22, 1996, Registration No. 333-01153.

                  (b) Power of attorney for K.P. Kavanagh is incorporated by reference to Pre-effective amendment no. 1 to the Registration Statement filed by Depositor on Form N-4 on August 6, 1996, Registration No. 333-01153.

Item 25. Directors and Officers of the Depositor

                                                                                    Position and Offices
Name                                Principal Business Address                     with Depositor
----                                --------------------------                  -------------------

James Balog                         2205 North Southwinds Boulevard                     Director
                                    Vero Beach, Florida  32963

James W. Burns, O.C.                        (4)                                         Director

Orest T. Dackow                             (3)                                         Director

Andre Desmarais                             (4)                                         Director

Paul Desmarais, Jr.                         (4)                                         Director

Robert Gratton                              (5)                                         Chairman


Kevin P. Kavanagh                           (1)                                         Director


William Mackness           61 Waterloo Street696 Whitehave Crescent                      Director
                           Winnipeg, Manitoba R3N 0S3London, Ontario N6G 4V



William T. McCallum                         (3)                                         Director, President and
                                                                                        Chief Executive Officer

Jerry E.A. Nickerson                H.B. Nickerson & Sons Limited                       Director
                                    P.O. Box 130
                                    265 Commercial Street
                                    North Sydney, Nova Scotia  B2A 3M2

P. Michael Pitfield, P.C., Q.C.             (4)                                         Director

Michel Plessis-Belair, F.C.A.               (4)                                         Director


Brian E. Walsh                      Veritas Capital Management, LLC                     Director
                                     1 Dock Street, 4th Floor
                                    Stamford, Connecticut  06902



John A. Brown                               (3)                                         Senior Vice-President,
                                                                                        Sales, Healthcare Markets


S. Mark Corbett                             (3)                                         Senior Vice-President,
                                                                                        Investments


Donna A. Goldin                             (2)                                         Executive Vice-President
                                                                                        and Chief Operating
                                                                                        Officer, One Corporation

Mitchell T.G. Graye                         (3)                                         Executive Vice-President,
Chief  Financial Officer


Wayne Hoffmann                              (3)                                         Senior Vice-President,
                                                                                        Investments


Mark S. Hollen                              (3)                                         Senior Vice-President,
                                                                                        FASCorp

D. Craig Lennox                             (6)                                         Senior Vice-President,
                                                                                        General  Counsel and
                                                                                        Secretary

Steven H. Miller                            (2)                                         Senior Vice President,
                                                                                        Employee Benefits, Sales

James D. Motz                               (2)                                         Executive Vice-President,
                                                                                        Employee Benefits

Charles P. Nelson                           (3)                                         Senior Vice-President,
                                                                                        Public Non-Profit Markets

Martin L. Rosenbaum                         (2)                                         Senior Vice-President,
                                                                                        Employee Benefits

Gregory E. Seller                           (3)                                         Senior Vice-President,
                                                                                        Government Markets

Robert K. Shaw                              (3)                                         Senior Vice-President,
                                                                                        Individual Markets

George D. Webb                              (3)                                         Senior Vice-President,
                                                                                        Financial Services


Warren J. Winer                             (2)                                         Senior Vice-President,
                                                                                        Employee Benefits


Douglas L. Wooden                           (3)                                         Executive Vice-President,

                                                                                        Financial Services

Jay Wright                                  (2)                                         Senior Vice-Presidnet,
                                                                                        Employee Benefits



(1)      100 Osborne Street North, Winnipeg, Manitoba, Canada  R3C 3A5.
(2)      8505 East Orchard Road, Greenwood Village, Colorado  80111.
(3)      8515 East Orchard Road, Greenwood Village, Colorado  80111.
(4)      Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada  H2Y 2J3.
(5)      Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada  H2Y 2J3.
(6)      8525 East Orchard Road, Greenwood Village, Colorado  80111


Item 26. Persons controlled by or under common control with the Depositor or Registrant
                  --------------------------------------------------------------


         (State/Country of Organization) - Nature of Business

Power Corporation of Canada (Canada) - Holding and Management Company
   100.0%  - 2795957 Canada Inc. (Canada) - Holding Company
       100.0%  - 171263 Canada Inc. (Canada) - Holding Company
           67.4%  - Power Financial Corporation (Canada) - Holding Company
               80.2%  - Great-West Lifeco Inc. (Canada) - Holding Company
                   100.0% - GWL&A Financial (Canada) Inc. (Canada) - Holding Company
                       100.0% - GWL&A Financial (Nova Scotia) Co. (Canada) - Holding Company
                           100.0% - GWL&A Financial Inc. (Delaware) - Holding Company
                        100.0%  - Great-West Life & Annuity Capital I (Delaware) - Business Trust
                  100.0%  - Great-West Life & Annuity Insurance Company (of which Variable Annuity - 1 Series
                           Account is a separate account) (Colorado) - Life and
                           Health Insurance Company 100.0% - First Great-West
                           Life & Annuity Insurance Company (New York) - Life
                           and Health Insurance Company 100.0% - Advised Assets
                           Group, Inc. (Colorado) - Investment Adviser 100.0% -
                           Alta Health & Life Insurance Company (Indiana) - Life
                           and Health Insurance Company
                                    100.0%  - Alta Agency, Inc. (New York) - Insurance Agency
                           100.0%  - BenefitsCorp, Inc. (Delaware) - Insurance Agency
                                    100.0%  - BenefitsCorp Equities, Inc. (Delaware) - Securities Broker/Dealer
                           100.0%  - National Plan Coordinators of Delaware, Inc. (Delaware) - Third Party
                           Administrator
                                    100.0%  - NPC Securities, Inc. (California) - Securities Broker/Dealer
                                    100.0%  - NPC Administrative Services Corporation (California) - Third
                                    Party    Administrator
                                    100.0%  - Deferred Comp of Michigan, Inc. (Michigan) - Third Party
                                    Administrator
                                    100.0%  - National Plan Coordinators of Washington, Inc. (Washington) - Third
                                    Party Administrator
                                    100.0%  - National Plan Coordinators of Ohio, Inc. (Ohio) - Third Party
                                    Administrator
                                    100.0%  - Renco, Inc. (Delaware) - Third Party Administrator
                                    100.0%  - NPC Advisers, Inc. (Delaware) - Investment Adviser
                                    100.0%  - P.C. Enrollment Services & Insurance Brokerage, Inc. (Massachusetts)
                                    - Insurance Agency
                           100.0%  - One Benefits Corporation (Colorado) - Holding Company
                                    100.0%  - One Health Plan of Alaska, Inc. (Alaska) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of Arizona, Inc. (Arizona) - Health Maintenance
Organization
                                    100.0%  - One of Arizona, Inc. (Arizona) - Preferred Provider Organization
                                    100.0%  - One Health Plan of California, Inc. (California) - Health
Maintenance Organization
                                    100.0%  - One Health Plan of Colorado, Inc. (Colorado) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Florida, Inc. (Florida) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Georgia, Inc. (Georgia) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Illinois, Inc. (Illinois) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Indiana, Inc. (Indiana) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Kansas/Missouri, Inc. (Kansas) - Health
Maintenance Organization
                                    100.0%  - One Health Plan of Maine, Inc. (Maine) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of Massachusetts, Inc. (Massachusetts) -  Health
Maintenance Organization
                                    100.0%  - One Health Plan of Michigan, Inc. (Michigan) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of Minnesota, Inc. (Minnesota) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of Nevada, Inc. (Nevada) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of New Hampshire, Inc. (New Hampshire) - Preferred
Provider Organization
                                    100.0%  - One Health Plan of New Jersey, Inc. (New Jersey) - Health
Maintenance Organization
                                    100.0%  - One Health Plan of New York, Inc. (New York) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of North Carolina, Inc. (North Carolina) - Health
Maintenance Organization
                                    100.0%  - One Health Plan of Ohio, Inc. (Ohio) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Oregon, Inc. (Oregon) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Pennsylvania, Inc. (Pennsylvania) - Health
Maintenance Organization
                                    100.0%  - One Health Plan of South Carolina, Inc. (South Carolina) - Preferred
Provider Organization
                                    100.0%  - One Health Plan of Tennessee, Inc. (Tennessee) - Health Maintenance
Organization
                                    100.0%  - One Health Plan of Texas, Inc. (Texas) - Health Maintenance
Organization
                                    100.0%  - One Health Plan, Inc. (Vermont) - Preferred Provider Organization
                                    100.0%  - One Health Plan of Virginia, Inc. (Virginia) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of Washington, Inc. (Washington) - Health
Maintenance Organization
                                    100.0%  - One Health Plan of Wisconsin, Inc. (Wisconsin) - Preferred Provider
Organization
                                    100.0%  - One Health Plan of Wyoming, Inc. (Wyoming) - Preferred Provider
Organization
                                    100.0%  - One Orchard Equities, Inc. (Colorado) - Securities Broker/Dealer
                           100.0%  - Financial Administrative Services Corporation (Colorado) - Third Party
Administrator
                           100.0%  - GWL Properties, Inc. (Colorado) - Real Property Corporation
                             50.0%  - Westkin Properties Ltd. (California) - Real Property Corporation
                           100.0%  - Great-West Benefit Services, Inc.(Delaware) - Leasing Company
                             92.1%  - Maxim Series Fund, Inc. (Maryland) - Investment Company
                           100.0%   - GW Capital Management, LLC (Colorado) -
                                    Investment Adviser 100.0% - Orchard Capital
                                    Management, LLC (Colorado) - Investment
                                    Adviser 100.0% - Greenwood Investments, Inc.
                                    (Colorado) - Securities Broker/Dealer
                             86.8%  - Orchard Series Fund (Delaware) - Investment Company
                           100.0%  - Orchard Trust Company (Colorado) - Trust Company


Item 27. Number of Contractowners


         As of the date this Registration Statement was filed, there were no owners of Contracts offered by means of the prospectus contained herein. The Depositor, through the Registrant, issues other contracts by means of other prospectuses. As of March 31, 2001, the number of owners of these other contracts was 10,568.


Item 28. Indemnification

         Provisions exist under the Colorado Business Corporation Act and the Bylaws of GWL&A whereby GWL&A may indemnify a director, officer, or controlling person of GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

                        Colorado Business Corporation Act

    Article 109 - INDEMNIFICATION

    Section 7-109-101.  Definitions.

             As used in this Article:

             (1) "Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.


             (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, a fiduciary, a manager, a member, a partner, a promotor, or a trustee of another domestic or foreign corporation or other person or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.


             (3)      "Expenses" includes counsel fees.

             (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.


             (5) "Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in
             Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.


             (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

             (7) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

    Section 7-109-102.  Authority to indemnify directors.


             (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if:

                      (a)     The person conducted himself or herself in good
                       faith; and


                      (b)     The person reasonably believed:


                              (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and


                              (II) In all other cases, that his or herc onduct was at least not opposed to the corporation's best interests; and

                      (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

             (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection
             (1) of this section.

             (3) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

             (4) A corporation may not indemnify a director under this section:

                      (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or


                      (b) In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.


             (5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

    Section 7-109-103.  Mandatory Indemnification of Directors.


                      Unless limited by the articles of incorporation, a
             corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.


    Section 7-109-104.  Advance of Expenses to Directors.

             (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:


                      (a) The director furnishes the corporation a written affirmation of the director's good-faith belief that he has met the standard of conduct described in Section 7-109-102;


                      (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

                      (c) A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

             (2) The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

             (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

    Section 7-109-105.  Court-Ordered Indemnification of Directors.

             (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

                      (a) If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

                      (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in
                      Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

    Section 7-109-106.  Determination and Authorization of Indemnification of
                        Directors.

             (1) A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.


             (2) The determinations required by under subsection (1) of this section shall be made:


                      (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

                      (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

             (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

                      (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

                      (b)     By the shareholders.


             (4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.


    Section 7-109-107.  Indemnification of Officers, Employees, Fiduciaries,
                        and Agents.

             (1)     Unless otherwise provided in the articles of incorporation:

                      (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

                      (b) A corporation  may  indemnify  and  advance   expenses
                      to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

                      (c) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

    Section 7-109-108.  Insurance.

                      A corporation may purchase and maintain insurance on
             behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or foreign corporation or other person or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

    Section 7-109-109.  Limitation of Indemnification of Directors.

             (1) A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

             (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

    Section 7-109-110.  Notice to Shareholders of Indemnification of Director.

                      If a corporation indemnifies or advances expenses to a
             director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.
                                                      Bylaws of GWL&A

             Article II, Section 11.  Indemnification of Directors.
                                      ----------------------------

                      The Company may, by resolution of the Board of Directors,
             indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of the Company or any member or officer of any committee, and his heirs, executors and administrators, from and against all claims, liabilities, costs, charges and expenses whatsoever that any such director, officer, employee or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him for or in respect of any act, deed, matter or thing whatsoever made, done, or permitted by him in or about the execution of his duties of his office or employment with the Company, in or about the execution of his duties as a director or officer of another company which he so serves at the request and on behalf of the Company, or in or about the execution of his duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges and expenses that he sustains or incurs, in or about or in relation to any such duties or the affairs of the Company, the affairs of such Committee, except such claims, liabilities, costs, charges or expenses as are occasioned by his own wilful neglect or default. The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of any subsidiary corporation of the Company on the same basis, and within the same constraints as, described in the preceding sentence.


Item 29.     Principal Underwriter


(a) Charles Schwab & Co., Inc. ("Schwab") is the distributor of securities of the Registrant. Schwab also serves as distributor or principal underwriter for the First Great-West Life & Annuity Insurance Company Variable Annuity-1 Series Account, The Charles Schwab Family of Funds, Schwab Capital Trust, Schwab Annuity Portfolios, Schwab Investments, and Excelsior Venture Investors III LLC.


(b)      Directors and Officers of Schwab

Name                          Principal Business Address         Position and Offices with Underwriter
----                          --------------------------         ---------------------------------------

Charles R. Schwab                       (1)                       Chairman, Director

David S. Pottruck                       (1)                       President, Chief Executive Officer, Director

Linnet F. Deily                         (1)                       Vice Chairman - Office of the President

Steven L. Scheid                        (1)                       Vice Chairman and President - Schwab Retail
Group, Director


Lon Gorman                              (1)                       Vice Chairman and Enterprise President - Schwab
                                                                  Capital Markets

John P. Coghlan                         (1)                       Vice Chairman and Enterprise President - Schwab
                                                                  Institutional


Dawn G. Lepore                          (1)                       Vice Chairman, Executive Vice President and Chief
                                                                  Information Officer


Wayne W. Fieldsa                        (1)                       Executive Vice President - Brokerage Operations


Gideon Sasson                           (1)                       Enterprise President - Brokerage Operations

Karen W.  Chang                         (1)                       Enterprise President - General Investor Services

Susanne D. Lyons                        (1)                       Enterprise President - Retail Investor Specialized
Services

Carrie Dwyer                            (1)                       Executive Vice President - Corporate
                                                                  Oversight and Corporate Secretary

Parkash P. Ahuja                        (1)                       Executive Vice President - Corporate Services

Geoffrey Penney                         (1)                       Executive Vice President - Financial Products and
                                                                  International Technology

Bryce R. Lensing                        (1)                       Executive Vice President - Global Risk Management

Michael S. Knight                       (1)                       Executive Vice President - Head of Branches

George Rich                             (1)                       Executive Vice President - Human Resources

John P. McGonigle                       (1)                       Executive Vice President - Mutual Funds

James M. Hackley                        (1)                       Executive Vice President - Retail Client Services

Maurisa Sommerfield                     (1)                       Executive Vice President - Retail Client Services

Walter Bettinger, II                    (1)                       Executive Vice President - Retirement Plan Services

Jeremiah H. Chafkin                     (1)                       Executive Vice President - SchwabFunds


Frederick E. Matteson                   (1)                       Executive Vice President - Schwab Technology
                                                                  Services

Elizabeth Sawi                          (1)                       Executive Vice President and Chief Administrative
                                                                  Officer

Christopher V. Dodds                    (1)                       Executive Vice President and Chief Financial Officer

Daniel O. Leemon                        (1)                       Executive Vice President and Chief Strategy Officer

Robert H. Rosseau                       (1)                       Executive Vice President and Enterprise President -
                                                                  International

Jeffrey Lyons                           (1)                       Executive Vice President, Mutual Funds Relations,
                                                                  Operations and Marketing

William M. Thomas                       (1)                       Senior Vice President - Fund Administration

Ron Carter                              (1)                       Senior Vice President - Mutual Fund Operations

Colleen M. Hummer                       (1)                       Senior Vice President - Mutual Funds Operations

Michelle M. Swenson                     (1)                       Senior Vice President - Mutual Funds Marketing and
                                                                  Development

Daniel J. Keller                        (1)                       Senior Vice President - Mutual Funds Technology

Willie C. Bogan                         (1)                       Vice President and Assistant Corporate Secretary

R. Scott McMillen                       (1)                       Vice President and Assistant Corporate Secretary

Jane E. Fry                             (1)                       Assistant Corporate Secretary

--------------------------------------

(1) 101 Montgomery, San Francisco, California  94104.


             (c) Commissions and other compensation received by Principal Underwriter during registrant's last fiscal year:

                          Net
Name of               Underwriting              Compensation
Principal             Discounts and                  on                     Brokerage
Underwriter            Commissions               Redemption              Commissions        Compensation

Schwab                      -0-                               -0-                      -0-                -0-



Item 30.     Location of Accounts and Records

             All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through GWL&A, 8515 E. Orchard Road, Greenwood Village, Colorado 80111 and through AnnuityNet, Inc., 108-G South Street, Leesburg, Virginia 20175.

Item 31.     Management Services

             Not Applicable.

Item 32.     Undertakings

     (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c)   Registrant   undertakes   to  deliver  any  Statement  of  Additional
Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) GWL&A represents the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by GWL&A.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 to be signed on its behalf, in the City of Greenwood Village, State of Colorado, on this 24th day of April, 2001.

                       VARIABLE ANNUITY-1 SERIES ACCOUNT
    (Registrant)


                       By:      /s/ W.T. McCallum
                                --------------------------
                                William T. McCallum, President
                                and Chief Executive Officer of
                                Great-West Life & Annuity
                                Insurance Company


                       GREAT-WEST LIFE & ANNUITY
                       INSURANCE COMPANY
     (Depositor)


                       By:      /s/ W.T. McCallum
                                --------------------------
                                William T. McCallum, President
                                and Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                                                             Date


 /s/ Robert Gratton                       *                                     April 24, 2001
------------------------------------------
Director and Chairman of the Board,
Robert Gratton


/s/ W.T. McCallum                                                               April 24, 2001
------------------------------------------
Director, President and Chief Executive
Officer, William T. McCallum


 /s/ M.T.G. Graye                                                               April 24, 2001
------------------------------------------
Executive Vice President and Chief
Financial Officer, Mitchell T.G. Graye


/s/ James Balog                           *                                     April 24, 2001
------------------------------------------
Director, James Balog


/s/ James W. Burns                        *                                     April 24, 2001
------------------------------------------
Director, James W. Burns





Signature and Title                                                             Date



/s/ Orest T. Dackow                         *                                   April 24, 2001
---------------------------------------------
Director, Orest T. Dackow



Director, Andre Desmarais


/s/ Paul Desmarais, Jr.                     *                                   April 24, 2001
---------------------------------------------
Director, Paul Desmarais, Jr.


/s/ Kevin P. Kavanagh                       *                                   April 24, 2001
---------------------------------------------
Director, Kevin P. Kavanagh


/s/ William Mackness                        *                                   April 24, 2001
---------------------------------------------
Director, William Mackness


/s/ Jerry E.A. Nickerson                    *                                   April 24, 2001
---------------------------------------------
Director, Jerry E.A. Nickerson


/s/ P.Michael Pitfield                      *                                   April 24, 2001
---------------------------------------------
Director, P. Michael Pitfield


/s/ Michel Plessis-Belair                   *                                   April 24, 2001
---------------------------------------------
Director, Michel Plessis-Belair


/s/ Brian E. Walsh                           *                                  April 24, 2001
---------------------------------------------
Director, Brian E. Walsh



*By:      /s/ D.C. Lennox                                                       April 24, 2001
         -----------------------------------
         D. C. Lennox

         Attorney-in-fact pursuant to Powers of Attorney incorporated by reference.

                                   EXHIBIT 3

                              AMENDED AND RESTATED

                             DISTRIBUTION AGREEMENT

                                 BY AND BETWEEN

                           CHARLES SCHWAB & CO., INC.

                                       AND

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                                TABLE OF CONTENTS


Description

SECTION 1.     AVAILABLE CONTRACTS................................................................................2
         1.1      Availability....................................................................................2
         1.2      Modification of Contracts; Suspension or Restriction of Sales...................................2
         1.3      Reinsurance of Contracts........................................................................3

SECTION 2.     CONTRACT DISTRIBUTION..............................................................................3
         2.1      Exclusive Appointments; Efforts; Independent Contractor.........................................3
         2.2      Registration of Associated Persons..............................................................4
         2.3      Insurance Agent Licensing.......................................................................4
         2.4      Sales Agreements................................................................................5
         2.5      Supervisory Responsibilities....................................................................6
         2.6      Suitability Determinations......................................................................6
         2.7      Marketing Materials.............................................................................6
         2.8      Non-marketing Materials.........................................................................7
         2.9      Banking Arrangements............................................................................7
         2.10     Limitations on Authority........................................................................8

SECTION 3.     RECORDKEEPING......................................................................................8
         3.1      Recordkeeping...................................................................................8

SECTION 4.     LEGAL COMPLIANCE...................................................................................9
         4.1      Securities Laws.................................................................................9
         4.2      Tax Laws.......................................................................................11
         4.3      Insurance Laws and Other Laws..................................................................12
         4.4      Notice of Certain Proceedings and Other Circumstances..........................................13
         4.5      Parties to Cooperate...........................................................................14
         4.6      Information About GREAT-WEST and SCHWAB........................................................14

SECTION 5.     COSTS AND EXPENSES................................................................................15
         5.1      GREAT-WEST to Pay Employees....................................................................15
         5.2      SCHWAB to Pay Employees........................................................................15
         5.3      Each Party To Bear Own Costs...................................................................15

SECTION 6.     INDEMNIFICATION...................................................................................16
         6.1      Indemnification by GREAT-WEST..................................................................16
         6.2      Indemnification by SCHWAB......................................................................17
         6.3      Limitation on Liability........................................................................19
         6.4      Injunctive Relief..............................................................................19


SECTION 7.     TERM AND TERMINATION..............................................................................19
         7.1      Term...........................................................................................19
         7.2      Events of Termination..........................................................................19
         7.3      Events of Default..............................................................................21
         7.4      Parties to Cooperate Respecting Termination....................................................21

SECTION 8.     CONFIDENTIALITY...................................................................................21

SECTION 9.     ARBITRATION.......................................................................................22

SECTION 10.     BONDING AND INSURANCE............................................................................23

SECTION 11.     NOTICES..........................................................................................24

SECTION 12.     TRADEMARKS.......................................................................................24

SECTION 13.     MISCELLANEOUS....................................................................................26
         13.1     Amendment......................................................................................26
         13.2     Non-Assignment.................................................................................26
         13.3     Governing Law..................................................................................26
         13.4     Survival of Provisions.........................................................................26
         13.5     Severability...................................................................................26
         13.6     Waiver.........................................................................................26
         13.7     Right to Audit.................................................................................26
         13.8     Force Majeure..................................................................................27
         13.9     Entire Agreement...............................................................................27

SCHEDULE 1.......................................................................................................28

SCHEDULE 1.1.....................................................................................................29

SCHEDULE 4.3(a)..................................................................................................30


                              AMENDED AND RESTATED
                             DISTRIBUTION AGREEMENT

 This Amended and Restated Distribution Agreement (the "Agreement") is made as of the day of October 25, 1996, by and between Charles Schwab & Co., Inc., a California corporation ("SCHWAB"), and Great-West Life & Annuity Insurance Company, a Colorado insurance company ("GREAT-WEST"), on behalf of itself and each of its separate accounts listed on Schedule 1 hereto, as the same may be amended from time to time (each an "Account") (each, a "Party," collectively, the "Parties").


                                    RECITALS

 WHEREAS, the Agreement supersedes that certain Distribution and Administration Agreement dated December 5, 1995 between the parties hereto (the "Old Agreement") with respect to the subject matter hereof; and

 WHEREAS, GREAT-WEST is a Colorado life insurance company duly licensed as required by applicable law to issue life insurance and annuity contracts identified on Schedule 1.1, as may be amended from time to time, (each a "Contract," collectively, the "Contracts") in certain states and other jurisdictions; and

 WHEREAS, GREAT-WEST, has developed or is developing Contracts, some of which shall be funded by segregated asset accounts; and

 WHEREAS, SCHWAB is licensed or will become licensed as required by applicable law to market such Contracts pursuant to applicable state law and is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and under the securities laws in all fifty (50) states, and is a member of the National Association of Securities Dealers, Inc. ("NASD"); and

 WHEREAS, GREAT-WEST has extensive experience in the operation of its insurance business and has trained personnel, equipment, and facilities for conducting its present and future insurance operations; and

 WHEREAS, SCHWAB has extensive experience in the operation of its business as a registered broker-dealer and has trained (and NASD-registered) personnel, equipment, and facilities for conducting its present and future broker-dealer operations; and

 WHEREAS, certain personnel of SCHWAB may engage, or deemed to be engaged, directly or indirectly, in the offering, selling, advertising or marketing of certain Contracts the interests under which are required to be registered under the Securities Act of 1933, as amended (the "1933 Act") ("registered Contracts"); the confirming of transactions under registered Contracts as required by the 1934 Act Rule 10b-10; the maintenance of records with respect to registered Contracts as required by 1934 Act Rules 17a-3 and 17a-4 or other SEC or NASD rules applicable to registered broker-dealers (all Distributor personnel engaged in these activities, as well as all other persons whom Section 3(a)(18) of the 1934 Act defines as associated persons of SCHWAB, are collectively referred to herein as "Associated Persons"); and

 WHEREAS, GREAT-WEST and SCHWAB desire to enter into an agreement to have SCHWAB act as the principal underwriter and/or insurance agent, as applicable, for the sale of the Contracts.

 NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and of the mutual expectations of benefit occurring from the activities herein contemplated, the Parties hereto agree as follows:

SECTION 1.     AVAILABLE CONTRACTS

 1.1     Availability

 (a) SCHWAB shall have exclusive marketing and distribution rights for certain Contracts specifically identified in Schedule 1.1 (hereinafter, "Exclusive Contracts"). SCHWAB shall have non-exclusive marketing and distribution rights for all Contracts identified in Schedule 1.1 (hereinafter, "Other Contracts").
Schedule 1.1 may be amended from time to time as mutually agreed to in writing between the two Parties. The Parties have agreed that certain Contracts will be designed to be sold into the Internal Revenue Code ss.ss.403(b), 457 and 401(k) markets and made available for distribution by SCHWAB and added to Schedule 1.1 when available. SCHWAB acknowledges that GREAT-WEST is currently marketing contracts similar to the Exclusive Contracts and may develop and market contracts in the future with similar terms to those contained in the Contracts. In no event may GREAT-WEST directly or indirectly develop, issue, market or otherwise promote any Contract that bears the name SCHWAB or any other proprietary SCHWAB tradenames, trademarks or service mark without the prior written approval of SCHWAB, except as permitted by and in accordance with
Section 12.1 hereof.

 1.2     Modification of Contracts; Suspension or Restriction of Sales

 (a) GREAT-WEST may modify the terms of any Contract, to the extent permitted or required by applicable law. Any modification, other than a modification required to be made to conform the Contracts to a change in applicable law, shall be approved by SCHWAB, which approval shall not be unreasonably withheld. SCHWAB may, from time to time, propose modifications to the terms of any Contract, and GREAT-WEST agrees to implement any such modification in a timely manner, subject to GREAT-WEST's approval, which shall not be unreasonably withheld. Prior to implementation of any modification, the Parties must mutually agree on such change or changes and agree as to who will bear the costs associated with such change.

  (b) Upon 180 days' prior written notice, GREAT-WEST may suspend or restrict the sale of any Contract in any state or other jurisdiction, GREAT-WEST will effect such withdrawal in accordance with all applicable law. GREAT-WEST reserves the right to immediately withdraw any fixed annuity contract (or portion thereof) with respect to future sales where the declared interest rate, as determined by GREAT-WEST's usual and customary business practices, would be below that Contract's declared minimum guaranteed interest rate. In addition, notwithstanding any provision herein to the contrary, GREAT-WEST may refuse to sell any Contract to any applicant for any reason so long as such refusal does not violate any applicable state insurance law. GREAT-WEST shall communicate the reasons for any refusal to SCHWAB.

 1.3     Reinsurance of Contracts

 GREAT-WEST may reinsure any of the Contracts with a reinsurer of its choice at any time in accordance with applicable law.


SECTION 2.     CONTRACT DISTRIBUTION

 2.1     Exclusive Appointments; Efforts; Independent Contractor

 (a) GREAT-WEST appoints SCHWAB, and SCHWAB accepts GREAT-WEST's appointment, as the exclusive principal underwriter, and, as applicable, exclusive insurance agent for the offer and sale of the Exclusive Contracts and as non-exclusive principal underwriter and insurance agent of the Other Contracts offered by SCHWAB to the public, during the term of this Agreement, in each state and other jurisdiction in which such Contracts may lawfully be offered and sold. Notwithstanding anything herein to the contrary, SCHWAB shall not act as, or be deemed to be, the principal underwriter of any Contract that is not registered under the 1933 Act and which appears on any of the Schedules attached hereto.

(b) SCHWAB shall use all commercially reasonable efforts to offer the Contracts for sale and distribution, but shall be under no obligation to effectuate any particular amount of sales of Contracts. SCHWAB shall, however, provide GREAT-WEST in writing new product sales projections for the initial twelve (12) month period of this Agreement and every twelve (12) month period thereafter. The estimate should contain quarterly information for the period in question. The estimate should also provide sales estimates on a Contract by Contract basis, and include all projected premiums. GREAT-WEST acknowledges that SCHWAB currently sells, and may in the future sell, annuity contracts and/or life insurance policies issued by life insurance companies unaffiliated with GREAT-WEST.

(c) SCHWAB shall at all times function as, and be deemed to be, an independent contractor.


 (d) Except as may be necessary to comply with the requirements of any applicable law or regulation, SCHWAB shall not, absent GREAT-WEST's consent, actively promote the replacement of any Contract or the redirection of the cash value of a Contract into any other product; provided, however, that GREAT-WEST's consent shall be presumed granted (i) upon the occurrence, with respect to GREAT-WEST, of any event described in Sections 7.2(a)(iii) or 7.2(b) hereof only to the extent of Contract owners in those jurisdictions in the events under 7.2(b)(ii) and (iii) or (ii) upon the failure of GREAT-WEST to cure a default pursuant to Section 7.3 hereof. "Actively promote" shall include, but not be limited to, mailings specifically sent to or conversations specifically held with Contract owners or licensed agents of SCHWAB which induce or attempt to induce a Contract owner to surrender the Contract and replace it with another product (other than a product offered by GREAT-WEST or it affiliates), or to direct premiums, cash values or deposits from a Contract to any other product (other than a product offered by GREAT-WEST or its affiliates). Notwithstanding the foregoing, in no event shall this provision prevent SCHWAB from concurrently or subsequently offering and selling to a Contract owner any non-insurance product, whether or not offered by GREAT-WEST or its affiliates. This provision shall survive the termination of this Agreement other than pursuant to Sections 7.2(a)(iii), 7.2(b) or 7.3 hereof.

 2.2     Registration of Associated Persons

 (a) SCHWAB shall be responsible for ensuring, at its sole cost, that each Associated Person involved with the offer or sale of registered Contracts is duly registered and qualified pursuant to the 1934 Act, NASD regulations, and any other required securities regulatory body.

 (b) In connection with such registration, SCHWAB shall conduct such background investigations of the SCHWAB employees necessary to determine their qualifications, good character and moral fitness to offer and sell the Contracts. Such information shall be available to GREAT-WEST upon request.

 (c) SCHWAB shall continuously monitor the status of SCHWAB and each of SCHWAB's registered employees to ensure that they are and remain properly registered and qualified.

 2.3     Insurance Agent Licensing

 (a) Neither SCHWAB nor any of its employees shall engage in any activities that would require insurance agent licensing in the state or jurisdiction where such activities are performed, unless and until SCHWAB and its employees are properly licensed to perform such services in the particular state or other jurisdiction. As used herein, "properly licensed" includes the filing of an appointment by GREAT-WEST, SCHWAB and/or other person when required by the laws or regulations of the applicable state or jurisdiction.

 (b) SCHWAB shall, from time to time, advise GREAT-WEST of the SCHWAB employees that it wishes GREAT-WEST to appoint as GREAT-WEST insurance agents. In that connection, SCHWAB shall conduct background investigations of the SCHWAB employees to determine their qualifications, good character and moral fitness to offer and sell the Contracts, and shall prepare and submit completed agent appointment forms for GREAT-WEST's approval. GREAT-WEST shall forward all approved agent appointment forms in a timely manner to the appropriate state insurance departments and pay all required appointment fees.

 (c) SCHWAB shall be responsible for ensuring that all SCHWAB employees engaged in the offer or sale of Contracts (whether or not registered with the SEC under the 1933 Act) are properly licensed and remain properly licensed under the insurance laws of the applicable states and other jurisdictions to sell the Contracts. In furtherance of this obligation, SCHWAB shall continuously monitor the status of SCHWAB's and each SCHWAB employee's insurance agent license and renewal in each state and jurisdiction in which the Contracts may be offered and sold. SCHWAB shall notify GREAT-WEST in a timely manner of any license not renewed.

 (d) SCHWAB agrees to undertake all actions necessary and to pay all costs to effect licensing of itself and its employees and renewals thereof as required for the business of this Agreement. GREAT-WEST agrees to take all actions necessary and to pay all costs to effect the appointment as insurance agents of SCHWAB and its employees and renewals thereof as required for the business of this Agreement.

 (e) GREAT-WEST, in its sole discretion, may refuse to appoint or renew the appointment of a SCHWAB employee as a GREAT-WEST insurance agent. In the event GREAT-WEST refuses to renew the appointment of a SCHWAB employee, it shall not act except upon ten (10) days prior written notice to SCHWAB.

 2.4     Sales Agreements

 GREAT-WEST and SCHWAB may, from time to time, enter into separate written agreements ("Sales Agreements"), on such terms and conditions as they may determine to be not inconsistent with this Agreement, with one or more organizations that agree to participate in the distribution of the Contracts, provided, that such organizations, shall to the extent required by law, be both registered as a broker-dealer under the 1934 Act and a member of the NASD, and provided further, that such organizations and their agents or representatives soliciting applications for Contracts shall be properly licensed, registered or otherwise qualified to offer and sell the Contracts under the applicable insurance and other laws of each state or other jurisdiction in which GREAT-WEST is licensed to sell the Contracts. Such written agreements with other organizations shall be subject to approval by GREAT-WEST and shall incorporate terms and provisions establishing requirements and standards of conduct on the sale of the Contracts by the organization.


 2.5     Supervisory Responsibilities

 (a) SCHWAB shall be responsible for training, monitoring and controlling the activities of SCHWAB employees involved in the offer and sale of the Contracts. GREAT-WEST shall participate in, and shall bear responsibility with respect to, such training monitoring, and control to the extent required by applicable NASD rules, SEC laws, state insurance laws, or other applicable laws.

 (b) Notwithstanding the above, GREAT-WEST shall provide adequate training to SCHWAB supervisory personnel with respect to the Contracts.

 2.6     Suitability Determinations

 SCHWAB agrees to establish written procedures that will require SCHWAB employees to review all Contract applications to determine that the Contracts are a "suitable" investment vehicle for the applicant. While not limited to the following, such written procedures must provide that a determination of suitability shall be based on information furnished to a SCHWAB employee after reasonable inquiry of such applicant concerning the applicant's investment objectives and financial situation. In no event shall Contracts be sold describing premiums as "vanishing" or Contracts as being paid up at a time other than the date described in the Contract itself.

 2.7     Marketing Materials

 (a) SCHWAB shall have the responsibility for developing, printing, and distributing, at its sole cost, all marketing materials to be used in connection with the offer and sale of the Contracts. As used herein, "marketing materials" shall mean any "advertisement" or "sales literature," as those terms are defined in NASD Conduct Rule 2210(a), as amended from time to time, including any so-called "dealer only" materials, and including any material intended to be spoken in the solicitation of a Contract, such as telephone scripts, scripted answers to questions and slide show scripts but excluding Contract Prospectuses, registration statements, annual and semi-annual reports and other materials that are developed by GREAT-WEST.

 (b) SCHWAB shall submit definitive copies of all marketing materials to GREAT-WEST for its written approval, which shall not be unreasonably withheld, at least five (5) business days prior to printing or finalization.

 (c) SCHWAB shall, to the extent required, file in a timely manner all marketing materials with the NASD, the SEC, or any other securities regulatory body, as appropriate, and shall obtain any necessary approval of these regulatory bodies of such marketing materials.



 (d) GREAT-WEST shall, to the extent required by law, file in a timely manner all marketing materials with the various state insurance regulatory bodies, and shall obtain any necessary approval of these regulatory bodies of such marketing materials.

 2.8     Non-marketing Materials

 (a) GREAT-WEST shall be responsible for preparing, printing in quantity and delivering to SCHWAB, at GREAT-WEST's sole cost: (i) all Contract forms, applications and related materials, (ii) all forms pertaining to the processing of premium payments, refunds and other monies, and (iii) all forms pertaining to transactions, claims, and other features available under the Contracts, including, but not limited to, full or partial surrenders, exchanges, transfers, loans, systematic purchases, death claims, changes in premium allocations, and changes in beneficiary. GREAT-WEST shall submit definitive copies of all materials to SCHWAB for its written approval, which shall not be unreasonably withheld, at least five (5) business days prior to printing or finalization.

 (b) SCHWAB shall be responsible for preparing, printing, and distributing, at its sole cost, all correspondence with Contract owners, except for correspondence or other communication prepared, printed, and distributed by GREAT-WEST. GREAT-WEST and SCHWAB agree that SCHWAB shall submit copies of all prototypes of correspondence, with all variations, and copies of all materials being mass mailed to Contract owners to GREAT-WEST for its written approval, which shall not be unreasonably withheld, at least five (5) business days prior to printing or finalization.

 (c) GREAT-WEST shall be responsible for preparing, printing, and distributing, or causing the same to be done, at its sole cost: (i) all Contract owner account statements, (ii) confirmations of Contract owner transactions required to be delivered to Contract owners pursuant to Section 4.1(g), and (iii) all documents described in Sections 4.1(b), 4.1(h) and 4.2(c)hereof. GREAT-WEST and SCHWAB agree that GREAT-WEST shall submit the form of all items (i) and (ii) and definitive copies of (iii) to SCHWAB for its written approval, which shall not be unreasonably withheld, at least five (5) business days prior to printing or finalization. GREAT-WEST acknowledges that these materials, with the exception of 4.2(c), are marketing materials and may be used as such by SCHWAB.

 (d) SCHWAB and GREAT-WEST agree that correspondence or other communication to any policyowner involving a complaint shall be submitted to the other for written approval prior to mailing or communicating with the policyowner.

 2.9     Banking Arrangements

 (a) SCHWAB agrees to handle all premium payments or other monies that it receives in connection with the sale of the Contracts as a fiduciary for the benefit of GREAT-WEST. All such premium payments shall be the property of GREAT-WEST.

 (b) Premium payments may be received by either SCHWAB or GREAT-WEST. SCHWAB shall deposit and maintain any premium payments received by SCHWAB (whether such premium payments are received in the form of a check, pursuant to an authorization to wire transfer monies from a SCHWAB client's account, or in any other manner) in one or more segregated accounts maintained by GREAT-WEST in its name (or in the name of an Account) at one or more banks or other financial institutions, and in connection therewith SCHWAB shall: (i) send GREAT-WEST a copy of the deposit slip or wire transfer ticket by overnight mail or fax, and
(ii) immediately deposit any monies received with an application into such depository account or accounts as designated from time to time by GREAT-WEST. GREAT-WEST shall be responsible for depositing any premium payments received at the offices of GREAT-WEST.

 2.10    Limitations on Authority

 (a) SCHWAB and its employees shall have no authority to, and shall not: (i) add, alter, waive or discharge any Contract or application provision or Prospectus provision or represent that such can be done by GREAT-WEST or SCHWAB;
(ii) extend the time of making any payments; (iii) alter or substitute GREAT-WEST's forms in any manner; (iv) give or offer to give, on behalf of GREAT-WEST, any tax or legal advice related to the purchase of a Contract; (v) guarantee the issuance of any Contract or the reinstatement of any lapsed Contract; or (vi) exercise any authority on behalf of GREAT-WEST other than that expressly conferred on SCHWAB or its employees by this Agreement.

 (b) GREAT-WEST and its employees shall have no authority to, and shall not (i) give or offer to give on behalf of SCHWAB, any tax or legal advice related to the purchase of a Contract, or (ii) exercise any authority on behalf of SCHWAB other than that expressly conferred on GREAT-WEST or its employees by this Agreement.


SECTION 3.     RECORDKEEPING

 3.1     Recordkeeping

 (a) Each Party agrees to keep, at its principal office, all accounts, books and other records required by and in accordance with applicable federal and state law, including any state insurance laws, and the regulations of any regulatory body having jurisdiction over such accounts, books, and other records, including but not limited to Rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (" 1940 Act") and Rules 17a-3 and 17a-4 under the 1934 Act.

 (b) Any and all accounts, books and other records of GREAT-WEST, the Accounts, and SCHWAB as may pertain to the Contracts and this Agreement shall be maintained so as to clearly and accurately disclose the nature and details of Contract transactions or any transactions related thereto.

 (c) Any accounts, books, and other records maintained by GREAT-WEST, at its expense, as agent for the benefit of SCHWAB shall conform to the requirements of Rules 17a-3 and 17a-4 under the 1934 Act, and as further amplified in SEC Release 34-8389. Furthermore, such accounts, books, and other records shall remain the property of SCHWAB, shall be surrendered promptly to SCHWAB at its request without charge, and shall at all times be subject to inspection by SCHWAB, the SEC pursuant to Section 17(a) of the 1934 Act and any other appropriate governmental agency. SCHWAB shall have responsibility for maintaining the records required of it by applicable law or regulations with respect to broker-dealer operations, although, in SCHWAB's discretion and at GREAT-WEST's expense, SCHWAB may use GREAT-WEST as its agent for this purpose.

 (d) Any accounts, books, and other records maintained by SCHWAB, at its expense, as agent for the benefit of GREAT-WEST or the Accounts, shall conform to the requirements of Rules 31a-1 and 31a-2 under the 1940 Act or such other SEC requirement as relates to non-1940 Act products or as required by state insurance regulators and conveyed to SCHWAB in writing. Furthermore, such accounts, books, and records shall remain the property of GREAT-WEST or the Accounts, shall be surrendered promptly to GREAT-WEST or the Accounts upon request by GREAT-WEST without charge, and shall at all times be subject to inspection by GREAT-WEST, whether acting on behalf of itself or the Accounts, the SEC pursuant to Section 31(b) of the 1940 Act and any other appropriate governmental agency. GREAT-WEST or the Accounts shall have responsibility for maintaining the records required of them by applicable law or regulations with respect to investment company operations, although, in GREAT-WEST's discretion and at the Distributor's expense, GREAT-WEST and the Accounts may use SCHWAB as their agent for this purpose.

 (e) Upon the written request of either Party to the other, or upon termination of this Agreement, a Party shall provide to the other without charge the originals, if the requesting Party is required to maintain such originals, or, at the requesting Party's cost, copies of the accounts, books and other records or electronic information representing the accounts, books and records if that is the format in which they are maintained.


SECTION 4.     LEGAL COMPLIANCE

 4.1     Securities Laws

 (a)     GREAT-WEST represents and warrants that:

         (i) interests in each Account funding any Contract or Contracts will be registered under the 1933 Act to the extent required by the 1933 Act,


         (ii) the Contracts will be duly authorized for issuance and sale in compliance with all applicable federal and state laws, including, without limitation, the 1933 Act, the 1934 Act, the 1940 Act and Colorado law,

         (iii) each Account is and will remain registered under the 1940 Act, to the extent required by the 1940 Act,

         (iv) each Account does and will comply in all material respects with the requirements of the 1940 Act and the rules thereunder, to the extent required,

         (v) each Account's 1933 Act registration statement relating to the Contracts, together with any amendments thereto, will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder,

         (vi) GREAT-WEST will amend the registration statement for its Contracts under the 1933 Act and for its Accounts under the 1940 Act from time to time as required in order to effect the continuous offering of its Contracts or as may otherwise be required by applicable law, subject to its right to discontinue or withdraw from future sale any Contract pursuant to 1.2(b) of this Agreement, and

         (vii) each prospectus for the Contracts, including any statement of additional information (collectively, as the context requires, "Contract Prospectus") will at all times comply in all material respects with the requirements of the 1933 Act and the rules thereunder.

 (b) GREAT-WEST represents and warrants that it will prepare, print, and deliver, in a timely manner annual and semi-annual reports for the Accounts, Contract Prospectuses, voting instruction forms, as required, and related materials to all existing Contract owners, as appropriate. The costs of preparing and delivering the foregoing materials shall be borne by GREAT-WEST.

 (c) SCHWAB represents and warrants that it is duly registered with the SEC as a broker-dealer under the 1934 Act, that it is licensed as a broker-dealer in all 50 states, and that the activities of SCHWAB and its employees in connection with the offer and sale of Contracts shall be in compliance with applicable federal and state securities laws in all material respects.

 (d) SCHWAB agrees that neither it nor its employees shall make any representations concerning the Contracts, except those contained in or reasonably derived from the Contract Prospectus, registration statements, annual or semi-annual reports of the Accounts, or in other written materials prepared by or on behalf of GREAT-WEST.

 (e) SCHWAB shall reimburse GREAT-WEST for the cost of printing the Contract Prospectuses for persons other than existing Contract owners, and SCHWAB shall pay for all costs of delivering Contract Prospectuses to such persons.

 (f) SCHWAB agrees to execute such papers and do such acts and things as shall from time to time be reasonably requested by GREAT-WEST for the purpose of maintaining the registration of the Contracts under the 1933 Act and any Account under the 1940 Act and any applicable insurance regulatory authority.

 (g) SCHWAB, directly or through GREAT-WEST (at GREAT-WEST's expense), shall, upon or prior to the completion of each Contract transaction for which a confirmation is legally required, send a written confirmation to the Contract owner for each such transaction, in a form and manner which complies with the requirements of the 1934 Act, state laws and regulations, and the disclosure requirements of the NASD. Such confirmations shall be furnished to all Contract owners in accordance with securities laws, shall reflect the facts of the transaction, and, if applicable, shall show that they are being sent by GREAT-WEST on behalf of SCHWAB. The Parties agree that the form and the manner of use of confirmations in connection with transactions occurring in Contract accounts shall be supervised by SCHWAB. GREAT-WEST shall prepare and distribute such confirmations in accordance with SCHWAB's instructions. GREAT-WEST shall make no changes or variations in either the form or the manner of distribution of such confirmations without the written approval of SCHWAB and shall cause such confirmations to be issued as directed by SCHWAB and on behalf of SCHWAB.

 (h) GREAT-WEST represents and warrants that it shall prepare, print, deliver and file with the SEC or other appropriate regulatory body, or cause the same to be done, as required by law and in a timely manner, all registration statements, annual and semi-annual reports, proxies and related materials, and other documents relating to all underlying investment vehicles to which Contract owner premiums may be allocated. GREAT-WEST's obligations in this regard, and the allocation of expenses relating thereto, shall be delineated in a separate agreement with each underlying investment vehicle and SCHWAB, to which GREAT-WEST shall be a party.


 4.2     Tax Laws

 (a) GREAT-WEST represents and warrants that the Contracts currently are treated as annuity, endowment, or life insurance contracts under applicable provisions of the Internal Revenue Code of 1986, as amended ("Code") and that it will make every effort to maintain such treatment; GREAT-WEST will notify SCHWAB immediately upon having a reasonable basis for believing that any of the Contracts have ceased to be so treated or that they might not be so treated in the future.

 (b) GREAT-WEST represents and warrants that each Account is a "segregated asset account" and that interests in each Account are offered exclusively through the purchase of or transfer into a "variable contract," within the meaning of such terms under Section 817 of the Code and the regulations thereunder to the extent required by law. GREAT-WEST will make every effort to continue to meet such definitional requirements, and it will notify SCHWAB immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future.

(c) GREAT-WEST agrees to administer the Contracts in a manner that will comply with all federal and state tax law.

 (d) GREAT-WEST agrees to prepare, print, and deliver to Contract owners, and, to the extent required, file with the Internal Revenue Service and any other appropriate regulatory body, all reports, forms, and other information necessary for GREAT-WEST to comply with applicable federal and state tax law.

 4.3     Insurance Laws and Other Laws

 (a) GREAT-WEST shall take all actions necessary to the extent required by law to obtain and maintain all regulatory approvals required to issue the Contracts for sale in all states. GREAT-WEST is not currently licensed to do business in New York or Puerto Rico. It is in the process of establishing a New York subsidiary through which business could be sold in New York. Schedule 4.3(a) attached hereto sets out GREAT-WEST's proposed time line for establishing this subsidiary.

 (b) SCHWAB shall take all actions necessary to ensure that it and its employees are properly licensed and appointed by GREAT-WEST to sell insurance and annuities in the jurisdictions in which they are selling and shall execute such papers and do such acts and things as shall from time to time be reasonably requested by GREAT-WEST for the purpose of qualifying and maintaining qualification of the Contracts for sale under the applicable laws of any state.

 (c)     GREAT-WEST represents and warrants that:

         (i) it is an insurance company duly organized, validly existing and in good standing under the laws of the State of Colorado and has full corporate power, authority and legal right to execute, deliver and perform its duties and comply with its obligations under this Agreement,

         (ii) it will legally and validly establish and maintain each Account as a segregated asset account under C.R.S. 10-7-401, et. seq. of the Colorado Insurance Code and the regulations thereunder, and
                  --  ---

         (iii) the Contracts comply in all material respects with all other applicable federal and state laws and regulations.

 (d) SCHWAB represents and warrants that it is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has full power, authority, and legal right to execute, deliver, and perform its duties and comply with its obligations under this Agreement.

 (e) SCHWAB represents and warrants that it is a member in good standing of the NASD and that it has obtained all approvals necessary to offer the Contracts and otherwise enter into and carry out all transactions contemplated by this Agreement, has obtained or will obtain all approvals, licenses, authorizations, orders or consents, and shall be duly registered and appointed or otherwise qualified under the securities and insurance laws of any state or other jurisdiction where offers or sales of the Contracts may be made.

 (f) SCHWAB agrees that it shall be bonded as required by all applicable laws and regulations. SCHWAB shall be responsible for carrying out its sales and underwriting obligations hereunder in continued compliance with applicable NASD Rules of Fair Practice and federal and state securities laws and regulations and state insurance laws and regulations.

 4.4     Notice of Certain Proceedings and Other Circumstances

 (a)     GREAT-WEST shall immediately notify SCHWAB of:

         (i) the issuance by any court or regulatory body of any stop order, cease and desist order, or other similar order with respect to any Contract or to any Account's registration statement under the 1933 Act relating to the Contracts or any Contract Prospectus,

         (ii) any request by the SEC or other regulatory body for any amendment to such registration statement or Contract Prospectus,

         (iii) the initiation of any proceeding materially affecting the offering or sale of the Contracts or the ability of GREAT-WEST to issue or sell such Contracts,

         (iv) any other actions or circumstances that may prevent the lawful offer or sale of any of the Contracts in any state.

GREAT-WEST shall make every effort to prevent the issuance of any such stop order, cease and desist order or similar order and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

 (b)     SCHWAB shall immediately notify GREAT-WEST of:

         (i) the issuance by any court or regulatory body of any order having a material effect with respect to SCHWAB's ability to perform its obligations hereunder,

         (ii) the initiation of any proceeding materially affecting the offering or sale of the Contracts or the ability of SCHWAB to sell such Contracts, and


         (iii) any other actions or circumstances that may prevent the lawful offer or sale of any of the Contracts in any state.

 (c) SCHWAB shall notify GREAT-WEST within three (3) business days if it or any of its officers, directors, employees or registered representatives who are licensed to sell insurance and are appointed by GREAT-WEST is or becomes subject to any proceedings or is sanctioned or suspended (i) by the SEC or NASD, (ii) by any court for securities, insurance or financial institution law violations, or
(iii) by any state regulatory authority.

 (d) In the case of an oral or written consumer or regulatory agency complaint, SCHWAB and GREAT-WEST shall notify the other within three (3) business days of receipt and shall coordinate and fully cooperate in responding to such complaints. SCHWAB and GREAT-WEST shall develop procedures to coordinate, investigate and respond to such complaints.

 4.5     Parties to Cooperate

 SCHWAB and GREAT-WEST shall cooperate fully in any insurance or securities regulatory examination, investigation, or proceeding or any judicial proceeding with respect to GREAT-WEST, SCHWAB, and their respective affiliates, agents and representatives to the extent that such examination, investigation, or proceeding arises in connection with Contracts distributed under this Agreement. SCHWAB and GREAT-WEST shall furnish applicable federal and state regulatory authorities with any information or reports in connection with its services or sales under this Agreement, which authorities may lawfully request in order to ascertain whether GREAT-WEST or SCHWAB sales and operations are being conducted in a manner consistent with any applicable law or regulations. The Parties shall, at least 10 business days prior to provision of such information, notify the other to enable that Party, if it so desires, to interpose any legal objections to provision of the reports or information.

 4.6     Information About GREAT-WEST and SCHWAB

 (a) GREAT-WEST shall provide to SCHWAB or its designated agent at least one complete copy of all SEC registration statements, Contract Prospectuses, reports, any required voting instruction solicitation material, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to each Account or the Contracts, at least five (5) business days prior to the filing of such document with the SEC or other regulatory authorities for approval.


 (b) Neither GREAT-WEST nor any of its affiliates will give any information or make any representations or statements on behalf of or concerning SCHWAB or its affiliates in connection with the sale of the Contracts other than (i) the information or representations contained in the registration statement, including the Contract Prospectus contained therein, as such registration statement and Prospectus may be amended from time to time; or (ii) in reports or voting instruction solicitation materials for the Accounts; or (iii) in marketing material prepared by SCHWAB, except with the express written permission of SCHWAB.

 (c) Except with the express written permission of GREAT-WEST, neither SCHWAB nor any of its affiliates, officers or employees will give any information or make any representations or statements on behalf of or concerning GREAT-WEST or its affiliates or the Contracts or Accounts, in connection with the sale of the Contracts other than

         (i) the information or representations contained in the Contracts, the registration statement, including the Contract Prospectus contained therein, as such registration statement and Prospectus may be amended from time to time, or the Prospectuses of the underlying funds; or

         (ii) in reports or voting instruction solicitation materials for the Accounts; or

         (iii) in marketing material or other material approved or developed by GREAT-WEST.


SECTION 5.     COSTS AND EXPENSES

 5.1     GREAT-WEST to Pay Employees
 GREAT-WEST shall have the responsibility for paying any compensation due its employees. GREAT-WEST specifically agrees to indemnify, hold harmless and defend SCHWAB against any and all expense, cost, causes of action, liability, loss or damage, including reasonable attorneys' fees, resulting or arising from or related to any claim against SCHWAB for compensation allegedly owed to a GREAT-WEST employee. GREAT-WEST specifically agrees that it shall not represent to any employee, broker-dealer, or registered representative that any compensation or fees are payable to them from SCHWAB.

 5.2     SCHWAB to Pay Employees

 SCHWAB shall have the responsibility for paying any compensation due its employees. SCHWAB specifically agrees to indemnify, hold harmless and defend GREAT-WEST against any and all expense, cost, causes of action, liability, loss or damage, including reasonable attorneys' fees, resulting or arising from or related to any claim against GREAT-WEST for compensation allegedly owed to a SCHWAB employee. SCHWAB specifically agrees that it shall not represent to any employee, broker-dealer, or registered representative that any compensation or fees are payable to them from GREAT-WEST.

 5.3     Each Party To Bear Own Costs

 Except as otherwise expressly provided, each Party to this Agreement shall bear all expenses of fulfilling its duties and obligations hereunder.

SECTION 6.     INDEMNIFICATION

 6.1     Indemnification by GREAT-WEST

 (a) GREAT-WEST shall indemnify and hold harmless SCHWAB against any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense, and reasonable counsel fees incurred in connection therewith) arising by reason of any person's acquiring any Contract, which may be based upon any federal or state securities act, or on any other statute or at common law,

         (i) on the ground that the Contract, offering document, registration statement or related Contract Prospectus, as from time to time amended and supplemented, or the annual or interim reports to Contract owners, any published marketing materials or communications with any Contract owner or prospective Contract owner concerning the Contract, include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished by or on behalf of GREAT-WEST to SCHWAB; or

         (ii) on the ground that GREAT-WEST, its employees, officers, or directors, failed to comply with any applicable securities or other laws and regulations in connection with its rendering of Contract issue, recordkeeping, confirmation or other services under this Agreement; or

(iii) on the ground of GREAT-WEST's negligence or misconduct, or that of GREAT-WEST's employees, officers, or directors, in the performance of its duties hereunder, or breach by GREAT-WEST of any representation or warranty hereunder.

 The indemnities in this Section 6.1 shall, upon the same terms and conditions, extend to and inure to the benefit of each director, officer and employee of SCHWAB and any person controlling or controlled by SCHWAB within the meaning of
Section 15 of the 1933 Act or Section 20 of the 1934 Act.

 (b) In no case is the indemnity of GREAT-WEST in favor of SCHWAB and any such controlling or controlled persons to be deemed to protect SCHWAB or any such controlling or controlled persons thereof against any liability to GREAT-WEST, or the Accounts or its Contract owners to which SCHWAB or any such controlling or controlled persons would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under this Agreement. In addition, in no case is GREAT-WEST to be liable under its indemnity agreement contained in Section 6.1(a) with respect to any claim made against SCHWAB or any such controlling or controlled persons, unless SCHWAB or such controlling or controlled persons, as the case may be shall have notified GREAT-WEST in writing by fax or overnight mail within two (2) days after the summons or other first legal process giving information of the nature of the claim shall have been served upon SCHWAB or such controlling or controlled persons (or after SCHWAB or such controlling or controlled persons shall have received notice of such service on any designated agent), but failure to notify GREAT-WEST of any such claim shall not relieve GREAT-WEST from any liability which it may have to the person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph. GREAT-WEST will be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but if GREAT-WEST elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to SCHWAB or such controlling or controlled person or persons, defendant or defendants in the suit. In the event GREAT-WEST elects to assume the defense of any such suit and retains such counsel, SCHWAB or such controlling or controlled person or persons, defendant or defendants in the suit, shall bear the fees and expense of any additional counsel retained by SCHWAB or such controlling or controlled person or persons, but, in case GREAT-WEST does not elect to assume the defense of any such suit, it will reimburse SCHWAB or such controlling or controlled person or persons, defendant or defendants in the suit, for the reasonable fees and expense of any counsel retained by them. GREAT-WEST shall promptly notify SCHWAB of the commencement of any litigation or proceedings against GREAT-WEST or any of its officers, directors, employees or agents in connection with the issuance or sale of the Contracts.

 6.2     Indemnification by SCHWAB

 (a) SCHWAB shall indemnify and hold harmless GREAT-WEST and the Accounts against any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense and reasonable counsel fees incurred in connection therewith) arising by reason of any person's acquiring any Contract, which may be based upon any federal or state securities act, or on any other statute or at common law:

         (i) on the ground that the Contract, offering document, registration statement or related Contract Prospectus, as from time to time amended and supplemented, or the annual or interim reports to Contract owners, any published marketing materials or communications with any Contract owner or prospective Contract owner concerning the Contract, include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished in connection therewith by or on behalf of SCHWAB to GREAT-WEST; or

         (ii) on the ground that SCHWAB, its employees, officers or directors failed to comply with any applicable securities or other laws and regulations in connection with its rendering of Contract issue, recordkeeping, confirmation or other services under this Agreement; or

         (iii) on the ground of SCHWAB's negligence or misconduct, or that of SCHWAB's employees, officers or directors, in the performance of its duties hereunder, or breach of any representation or warranty hereunder.

 The indemnities in this Section 6.2 shall, upon the same terms and conditions, extend to and inure to the benefit of each director, officer and employee of GREAT-WEST and any person controlling or controlled by GREAT-WEST within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act.

(b) In no case is the indemnity of SCHWAB in favor of GREAT-WEST and any such controlling or controlled persons to be deemed to protect GREAT-WEST or any such controlling or controlled persons thereof against any liability to SCHWAB to which GREAT-WEST or any such controlling or controlled persons would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under this Agreement. In addition, in no case is SCHWAB to be liable under its indemnity agreement contained in Section 6.2(a) with respect to any claim made against GREAT-WEST or any such controlling or controlled persons, unless GREAT-WEST or such controlling or controlled persons, as the case may be shall have notified SCHWAB in writing within two (2) days after the summons or other first legal process giving information of the nature of the claim shall have been served upon GREAT-WEST or such controlling or controlled persons (or after GREAT-WEST or such controlling or controlled persons shall have received notice of such service on any designated agent), but failure to notify SCHWAB of any such claim shall not relieve SCHWAB from any liability which it may have to the person against whom such action is brought otherwise than on account of its indemnity agreement contained in this paragraph. SCHWAB will be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any such liability, but if SCHWAB elects to assume the defense, such defense shall be conducted by counsel chosen by it and satisfactory to GREAT-WEST or such controlling or controlled person or persons, defendant or defendants in the suit. In the event SCHWAB elects to assume the defense of any such suit and retain such counsel, GREAT-WEST or such controlling or controlled person or persons, defendant or defendants in the suit, shall bear the fees and expense of any additional counsel retained by GREAT-WEST or such controlling or controlled person or persons, but, in case SCHWAB does not elect to assume the defense of any such suit, it will reimburse GREAT-WEST or such controlling or controlled person or persons, defendant or defendants in the suit, for the reasonable fees and expense of any counsel retained by them. SCHWAB shall promptly notify GREAT-WEST of the commencement of any litigation or proceedings against SCHWAB or any of its officers, directors, employees or agents in connection with the issuance or sale of the Contracts.

 6.3     Limitation on Liability

 In no event shall either Party under this Agreement be liable for lost profits or for exemplary, special, punitive or consequential damages alleged to have been sustained by the other Party, as opposed to a third party.

 6.4     Injunctive Relief

 The Parties each agree that monetary damages may be an inadequate remedy in the event of a breach by either Party of any of the covenants in this Agreement, and that any such breach by a Party may cause the other Party great and irreparable injury and damage. Accordingly, nothing in this Agreement shall limit a Party's right to obtain equitable relief when appropriate.


SECTION 7.     TERM AND TERMINATION

 7.1     Term

 This Agreement shall be effective as of the date first above written and shall remain in full force and effect thereafter, subject to Section 7.2 below.

 7.2     Events of Termination

 (a) In addition to the provisions of Section 7.3, this Agreement shall terminate at either Party's option, without penalty:

         (i) with or without cause, on not less than 180 days written notice to the other Party;

         (ii) upon the mutual written consent of the Parties;

         (iii) upon written notice of one Party to the other in the event of bankruptcy or insolvency of the Party to which notice is given; or

 (b)     This Agreement shall terminate at the option of SCHWAB, in the event of

         (i) fraud, misrepresentation, conversion or unlawful withholding of funds by GREAT-WEST;

         (ii) the dissolution or disqualification of GREAT-WEST to do business under any applicable state or federal law where GREAT-WEST's ability to perform is materially impaired; however, such termination shall extend only to the jurisdiction(s) where GREAT-WEST is prohibited from doing business;

         (iii) the suspension or revocation of any material license or permit held by GREAT-WEST by the appropriate governmental agency or authority; however, such termination shall extend only to the jurisdiction(s) where GREAT-WEST is prohibited from doing business;

         (iv) the sale (without the prior written consent of SCHWAB, which consent shall not be unreasonably withheld) of the GREAT-WEST business relating to the Contracts, which sale is to an unaffiliated person or entity, whether by merger, consolidation, or sale of substantially all of GREAT-WEST's assets or stock related to the Contracts, during the term of, and any extension of, this Agreement;

(v) upon institution of formal proceedings against GREAT-WEST by the NASD, SEC, or any other regulatory body regarding GREAT-WEST's duties under this Agreement, the sale of the Contracts, or the operation of any Account, which would materially impair the marketability of the Contracts, provided that such proceedings result in a finding of material wrongdoing by GREAT-WEST, or which result in disqualification from continued membership with the NASD or registration with the SEC; or

         (vi) any termination at the option of SCHWAB of that certain Administration Agreement of even date herewith between GREAT-WEST and SCHWAB (the "Administration Agreement") pursuant to Section 7.2(a)(iii),
7.2(b)(i)-(iv), or 7.3 of the Administration Agreement.

(c) This Agreement shall terminate at the option of GREAT-WEST, in the event of:

         (i) fraud, misrepresentation, conversion or unlawful withholding of funds by SCHWAB;

         (ii) the dissolution or disqualification of SCHWAB to do business under any applicable state or federal law where SCHWAB's ability to perform is materially impaired; however, such termination shall extend only to the jurisdiction(s) where SCHWAB is prohibited from doing business;

(iii) the suspension or revocation of any material license or permit held by SCHWAB by the appropriate governmental agency or authority; however, such termination shall extend only to the jurisdiction(s) where SCHWAB is prohibited from doing business;

         (iv) the sale (without the prior written consent of GREAT-WEST, which consent shall not be unreasonably withheld) of SCHWAB's business to an unaffiliated person or entity, whether by merger, consolidation, or sale of substantially all of SCHWAB's assets or stock or otherwise, during the term of, and any extension of, this Agreement;



         (v) upon institution of formal disciplinary proceedings against SCHWAB by the NASD, SEC, or any other regulatory body, which would materially impair the marketability of the Contracts, provided that such proceedings result in a finding of material wrongdoing by SCHWAB, or which result in disqualification from continued membership with the NASD or registration with the SEC; or

         (vi) any termination at the option of GREAT-WEST of the Administration Agreement pursuant to Section 7.2(a)(iii), 7.2(c)(i)-(iv), or 7.3 of the Administration Agreement.

 7.3     Events of Default

 If either Party breaches this Agreement or is in default in the performance of any of its duties and obligations hereunder (the "defaulting Party"), the non-defaulting Party may give written notice thereof to the defaulting Party, and if such breach or default is not remedied within 90 days after such written notice is given, then the non-defaulting Party may terminate this Agreement by giving 90 days written notice of such termination to the defaulting Party.

 7.4     Parties to Cooperate Respecting Termination

 The Parties agree to cooperate and give reasonable assistance to one another in effecting an orderly transition following termination.


SECTION 8.     CONFIDENTIALITY

 Subject to the requirements of legal process and regulatory authority, each Party shall treat as confidential (a) the identity of existing or prospective Contract owners and the investment managers enrolled in SCHWAB's Financial Advisor Service Program ("investment managers"), (b) any financial or other information provided by existing or prospective Contract owners or investment managers, and (c) any other information reasonably identified as confidential in writing by any other Party hereto (collectively "confidential information"). Except as permitted by this Agreement, no Party shall disclose, disseminate or utilize any confidential information without the express written consent of the affected Party until such time as such information may come into the public domain, except as permitted by this Agreement or as otherwise necessary to service the Contracts and/or respond to appropriate regulatory authorities. Each Party shall take all reasonable precautions to prevent the unauthorized disclosure of any confidential information. Nothing in this Section 8 shall prevent SCHWAB from using the confidential information pertaining to existing or prospective Contract owners for marketing purposes. In no event shall confidential information pertaining to existing or prospective Contract owners be furnished by GREAT-WEST to any other company or person (except as required by law or regulation) or be used to solicit sales of any kind, including but not limited to any other products, securities or services for a period of two years following termination of this Agreement. Without limiting the foregoing, no Party shall disclose any information that another Party reasonably considers to be proprietary. For purposes of this Agreement, proprietary information includes, but is not limited to, computer system and client information. The intent of this Section 8 is that no Party or any affiliate thereof shall utilize, or permit to be utilized, its knowledge of the other Party that is derived as a result of the relationship created by this Agreement and any related agreements, except to the extent necessary by the terms of this Agreement or the related agreements.



SECTION 9.     ARBITRATION

 Any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be settled by arbitration under the rules of the NASD in effect at that time. If the NASD refuses jurisdiction, or the Parties mutually agree in writing, the arbitration procedure described herein shall be used. In either event, the decision of the arbitrator(s) is final and judgment upon the award rendered may be entered in any court having jurisdiction thereof.

 To initiate arbitration, either GREAT-WEST or SCHWAB shall notify the other Party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The Party to which the notice is sent shall respond to the notification in writing within ten (10) days of its receipt.

 The arbitration hearing shall be before a panel of three arbitrators, each of whom must be (1) a present or former officer of a life insurance or reinsurance company and/or (2) an officer and principal of a registered Broker-Dealer. The panel must contain at least one representative from each of (1) and (2). An arbitrator may not be a present or former director, officer, employee, attorney, or consultant of GREAT-WEST or SCHWAB or either's affiliates.

 GREAT-WEST and SCHWAB shall each name five (5) candidates to serve as an arbitrator. GREAT-WEST and SCHWAB shall each choose one candidate from the other Party's list, and these two candidates shall serve as the first two arbitrators. GREAT-WEST and SCHWAB shall each present their initial lists of five (5) candidates by written notification to the other Party within twenty-five (25) days of the date of the mailing of the notification initiating the arbitration. Any subsequent additions to the list which are required shall be presented within ten (10) days of the date the naming Party receives notice that a candidate that has been chosen declines to serve.

 The two arbitrators shall then select the third arbitrator from the eight (8) candidates remaining on the lists of GREAT-WEST and SCHWAB within fourteen (14) days of the acceptance of their positions as arbitrators. If the two arbitrators cannot agree on the choice of a third, then this choice shall be referred back to the Parties. GREAT-WEST and SCHWAB shall take turns striking the name of one of the remaining candidates from the initial eight (8) candidates until only one candidate remains. If the candidate so chosen shall decline to serve as the third arbitrator, the candidate whose name was stricken last shall be nominated as the third arbitrator. This process shall continue until a candidate has been chosen and accepted. This candidate shall serve as the third arbitrator. The first turn at striking the name of a candidate shall belong to the Party that is responding to the other Party's initiation of the arbitration. Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by a majority of votes.

 It is agreed that each of the three arbitrators should be impartial regarding the dispute. Therefore, at no time will either Party contact or otherwise communicate with any person who is to be or who has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provide by both Parties to inform those candidates actually chosen as arbitrators of the nature and facts of the dispute. Likewise, any written or oral arguments provided to the arbitrators concerning the dispute shall be coordinated with the other Party and shall be provided simultaneously to the other Party or shall take place in the presence of the other Party. Further, at no time shall any arbitrator be informed that the arbitrator has been named or chosen by one Party or the other.

         The arbitration hearing shall be held on a date fixed by the arbitrators. In no event shall this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators shall establish pre-arbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each Party shall provide the other Party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they shall give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. The Party initiating the arbitrations shall have the burden of proving its case by a preponderance of the evidence. Each Party may examine any witnesses who testify at the arbitration hearing, the arbitrators shall apportion the costs of arbitration, which shall include but not be limited to their own fees and expenses, as they deem appropriate.



SECTION 10.     BONDING AND INSURANCE

 Each Party shall maintain sufficient fidelity bond coverage (including coverage for larceny and embezzlement) and errors and omissions insurance coverage as may be required by applicable law or as such Party deems necessary in light of its obligations under this Agreement.

SECTION 11.     NOTICES

 Any notice required or permitted to be sent under this Agreement shall be given to the following persons at the following addresses and facsimile numbers, or such other persons, addresses or facsimile numbers as the Party receiving such notices or communications may subsequently direct in writing:

 GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
 8515 East Orchard Road
 Englewood, CO 80111
 303-689-4356
 Dennis Low

 CHARLES SCHWAB & CO., INC.
 Office of Corporate Counsel
 101 Montgomery Street
 San Francisco, CA 94104
 415-636-6100
 Mary Templeton


SECTION 12.     TRADEMARKS

 12.1 SCHWAB owns all right, title and interest in and to the name, trademark and service mark "SCHWAB", and SCHWAB owns (or will own prior to use) all other tradenames, trademarks and service marks that may be used by SCHWAB in performing SCHWAB's obligations under this Agreement (collectively with the "SCHWAB" name, trademark and service mark, the "SCHWAB licensed marks" or the "licensor's licensed marks"). SCHWAB hereby grants to GREAT-WEST (including its affiliates) a non-exclusive license to use the SCHWAB licensed marks in connection with GREAT-WEST's performance of the services contemplated under this Agreement subject to the terms and conditions set forth in this Section 2.

 12.2 GREAT-WEST owns all right, title and interest in and to the name, trademark and service mark "Great-West Life & Annuity Insurance Company", and GREAT-WEST owns (or will own prior to use) all other tradenames, trademarks and service marks that may be used by GREAT-WEST in performing GREAT-WEST's obligations under this Agreement (collectively with the "Great-West Life & Annuity Insurance Company" name, trademark and service mark, the "GREAT-WEST licensed marks" or the "licensor's licensed marks"). GREAT-WEST hereby grants to SCHWAB (including its affiliates) a non-exclusive license to use the GREAT-WEST licensed marks in connection with SCHWAB's performance of the services contemplated by this Agreement, subject to the terms and conditions set forth in this Section 12.


 12.3 The grant of license by SCHWAB and GREAT-WEST (each, a "licensor") to the other and affiliates thereof (the "licensees") shall terminate automatically when the Contracts cease to be outstanding or by either Party at its election upon termination of this Agreement. Upon automatic termination, each licensee shall cease to use a licensor's licensed marks. Upon GREAT-WEST's elective termination of this license, SCHWAB (including its affiliates) shall immediately cease to distribute promotional, sales or advertising material relating to any Contract and shall likewise cease any activity that suggests that it has any right under the GREAT-WEST licensed marks or that it has any association with GREAT-WEST or any affiliate of GREAT-WEST in connection with any such Contracts. Similarly, upon SCHWAB's elective termination of this license, GREAT-WEST (including its affiliates) shall cease to issue as soon as reasonably practicable, any new Contracts bearing any of the SCHWAB licensed marks and shall likewise cease any activity which suggests that it has any right under any of the SCHWAB licensed marks or that it has any association with SCHWAB or any affiliate of SCHWAB, except that GREAT-WEST shall have the right to administer any outstanding Contracts bearing any of the SCHWAB licensed marks and in connection therewith to use the SCHWAB licensed marks.

 12.4 Notwithstanding any provision in this Agreement to the contrary, a licensee shall obtain the prior written approval of the licensor for the public release by such licensee of any materials bearing the licensor's licensed marks. The licensor's approval shall not be unreasonably withheld.

 12.5 During the term of this grant of license, a licensor may request that a licensee submit samples of any materials bearing any of the licensor's licensed marks that were previously approved by the licensor but, due to changed circumstances, the licensor may wish to reconsider, or that were not previously approved in the manner set forth above. If, on the reconsideration or on initial review, respectively, any such samples fail to meet with the written approval of the licensor, then the licensee shall immediately cease distributing such disapproved materials. The licensor's approval shall not be unreasonably withheld. The licensee shall obtain the prior written approval of the licensor for the use of any new materials developed to replace the disapproved materials, in the manner set forth above.

 12.6 Each licensee hereunder: (i) acknowledges and stipulates that the licensor's licensed marks are valid and enforceable trademarks and/or service marks and that such licensee does not own the licensor's licensed marks and claims no rights therein other than as a licensee under this Agreement; (ii) agrees never to contend otherwise in legal proceedings or in other circumstances; and (iii) acknowledges and agrees that the use of the licensor's licensed marks pursuant to this grant of license shall inure to the benefit of the licensor.


                            SECTION 13. MISCELLANEOUS
 13.1    Amendment

 This Agreement may be amended at any time by a writing executed by the Parties.

 13.2    Non-Assignment

 This Agreement shall not be assigned by either Party without the prior written consent of the other Party, provided, however, that GREAT-WEST or SCHWAB may subcontract or assign provision of services to affiliates or subsidiaries, including Financial Administrative Services Corporation. Such assignment or subcontracting does not relieve GREAT-WEST or SCHWAB of any responsibility with regard to its obligations under this Agreement for such services.

 13.3    Governing Law

 This Agreement shall be interpreted in accordance with and governed by the laws of the State of Colorado.

 13.4    Survival of Provisions

 Sections 2.1(d), 3.1, 4.4, 4.5, 4.6, 5, 6, 8, 9, 10, 12, and 13.7 shall survive termination of this Agreement.

 13.5    Severability

 Should any provision of this Agreement be held or made invalid by a court decision, statute, rule, or otherwise, the remainder of this Agreement shall not be affected thereby.

 13.6    Waiver

 Any failure or delay by either Party to enforce at any time any of the provisions of this Agreement, or to exercise any right or option which is herein provided, or to require at any time the performance of any of the provisions hereof, shall in no way be construed to be a waiver of such provision of this Agreement.

 13.7    Right to Audit

GREAT-WEST, its employees or authorized representatives may audit, inspect and examine at reasonable times, during regular business hours and with at least 24 hours prior notice, all books and records of SCHWAB and its agents of all transactions arising under this Agreement. GREAT-WEST agrees to limit its review of the books and records to the extent necessary and as often as necessary to fulfill all contractual obligations to the holders of Contracts, to comply with all legal and regulatory requirements, to meet the requirements of GREAT-WEST auditors and to ensure compliance with this Agreement.

 SCHWAB, its employees or authorized representatives may audit, inspect and examine at reasonable times, during regular business hours and with at least 24 hours prior notice, all books and records of GREAT-WEST and its agents of all transactions arising under this Agreement. SCHWAB agrees to limit its review of the books and records to the extent necessary and as often as necessary to fulfill all contractual obligations to the holders of Policies, to comply with all legal and regulatory requirements, to meet the requirements of SCHWAB auditors and to ensure compliance with this Agreement.

 13.8    Force Majeure

 Neither Party shall be liable for damages due to delay or failure to perform any obligation under this Agreement where such delay or failure results directly or indirectly from circumstances beyond the control and without the fault or negligence of such Party.

 13.9    Entire Agreement

 This Agreement shall be the sole and only agreement between GREAT-WEST and SCHWAB regarding the distribution of the Contracts, and it supersedes all prior and contemporaneous agreements regarding the distribution of the Contracts. This Agreement may not be amended, supplemented, or modified, except as expressly permitted herein, without the written agreement of the Parties.

 IN WlTNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first written above.

CHARLES SCHWAB & CO., INC.                                      GREAT-WEST LIFE & ANNUITY
                                                                INSURANCE  COMPANY

BY: /s/ Jeff Benton                                           BY:/s/ Dennis Low
Jeff Benton                                                   Dennis Low
Annuities & Life Insurance                                    Executive Vice President, Financial Services

                                                              BY: /s/ D.C. Lennox
                                                              D.C. Lennox
                                                              Sr. Vice President, General Counsel
                                                              and Secretary


                                   SCHEDULE 1

                              SEPARATE ACCOUNTS OF
                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY



Variable Annuity-1 Series Account, a separate account established under Colorado law on July 24, 1995.

Fixed Annuity Account, a separate account established under Colorado law on July 24, 1995.








DATED:11/13/96                         DATED:November 12, 1996


CHARLES SCHWAB & CO., INC.              GREAT-WEST LIFE & ANNUITY
                                         INSURANCE  COMPANY

BY: /s/ Jeff Benton                    BY:/s/ Dennis Low
                                       Dennis Low
                                       Executive Vice President,
                                       Financial Services


                                       BY: /s/ D.C. Lennox
                                       D.C. Lennox
                                       Sr. Vice President, General Counsel
                                       and Secretary

                                 SCHEDULE 1.1(a)

                     CONTRACTS AVAILABLE FOR OFFER AND SALE



1. The Schwab Fixed Annuity. Form J426. Single Premium Deferred Annuity. Not registered with SEC. Exclusive marketing. The single premium may be allocated to one or more guaranteed certificate periods, each with an annual effective credited rate of not less than 3%. This product may be issued as an IRA or non-qualified contract. This Contract will no longer be offered for sale once the Flexible Premium Deferred Market Value Adjusted Annuity is available for sale.


 2. The Schwab Variable Annuity. Form J434. Exclusive marketing. Registered with SEC. Contributions may be allocated among a number of investment options. The value of the contributions allocated to the variable annuity option will vary according to the investment experience of the investment options. Also, contributions may be allocated to one or more guaranteed certificate periods. If, prior to maturity of a certificate, the Contract is surrendered in full or in part or amounts allocated to a certificate are transferred, a market value adjustment to the Contract value will be made. The market value adjustment may be a positive or negative adjustment based on the results of an indexed calculation. This product may be issued as an IRA or non-qualified contract.


3. The Schwab Retirement Guarantee Annuity. Form J424. Flexible Premium Deferred Market Value Adjusted Annuity. Exclusive marketing. Registered with SEC. Contributions may be allocated to one or more guaranteed certificate periods. If, prior to maturity of a certificate, the Contract is surrendered in full or in part or amounts allocated to a certificate are transferred, a market value adjustment to the Contract value will be made. The market value adjustment may be a positive or negative adjustment based on the results of an indexed calculation. This product may be issued as an IRA or non-qualified contract.


4. Single Premium Immediate Annuity. Non-exclusive marketing. Not registered with SEC. Form numbers J249, J250, J251, J252, J253, J254, J234.

                                 SCHEDULE 4.3(a)
            New York Subsidiary Incorporation and Licensing Timeline

All times lines are determined from December 5, 1995, unless otherwise indicated.



Completion of Incorporation of New York City Company        2 - 3 months

Licensing with Insurance Division                           8 - 12 months after
                                                            incorporation

Product development and approval                            Begin with and
                                                            contemporaneous with
                                                            licensing

Company Operational                                         1-1-97
                                                           (13 - 15 months)




(Schedule is proposed and estimated and will depend, in a large degree, upon regulatory processing.)

                                  AMENDMENT TO

                   AMENDED AND RESTATED DISTRIBUTION AGREEMENT

         The undersigned parties ("Parties") hereby agree to amend their Amended and Restated Distribution Agreement, dated October 25, 1996 ("Agreement"), to the extent set out below. Unless otherwise specified herein, all capitalized terms used herein shall have the same meaning given to them in the Agreement and all other provisions of the Agreement shall continue to remain in full force and effect. This Amendment supersedes all other amendments or modifications to the Agreement and is effective as of March 30, 2001.


                                    RECITALS


     WHEREAS, SCHWAB serves as the exclusive principal underwriter of certain Contracts identified on Schedule 1.1 of the Agreement;

     WHEREAS, the Parties wish to amend Schedule 1.1 as provided in the Agreement;

     NOW THEREFORE the Parties agree to replace current Schedule 1.1 with revised Schedule 1.1 attached hereto.

                            ------------------------

         IN WITNESS WHEREOF, the undersigned duly authorized officers have executed this Amendment in their capacities as such as of the date first written above.

                           CHARLES SCHWAB & CO., INC.


                           By: /s/ Rob Klapper
                           Name: Rob Klapper
                           Title: SVP/GM Insurance

                           GREAT-WEST LIFE & ANNUITY
                           INSURANCE COMPANY


                           By: /s/ R.K. Shaw
                           Name: R.K. Shaw
                           Title: Senior Vice-President
                                  Individual/Institutional

                           By: /s/ D.G. McDonald
                           Name: D.G. McDonald
                           Title: Vice-President
                                  Individual/Institutional


                                 SCHEDULE 1.1(a)

                     CONTRACTS AVAILABLE FOR OFFER AND SALE





1. The Schwab Select Annuity - Group Variable/Fixed Annuity Contract. Form J434.


2. The Schwab Select Annuity - Individual Variable/Fixed Annuity Contract. Form numbers J434 and J434IND.


3. Schwab Signature Annuity - Group Variable Annuity Contract. Form numbers J444MMF and J444SA.

4. Schwab Signature Annuity - Individual Variable Annuity Contract. Form numbers J444INDMMF and J444INDSA.

5. Single Premium Immediate Annuity. Form numbers J249, J250, J251, J252, J253, J254, J234.

6. Schwab Fixed Annuity Contract. Form number J418. (Sales discontinued 5/1/99).


7. Schwab Retirement Guarantee Annuity Contract. Form number J424.

                                   EXHIBIT 4

J444INDMMF
                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111





                        FLEXIBLE PREMIUM VARIABLE ANNUITY


                  PLEASE READ THIS ANNUITY CONTRACT CAREFULLY.

ALL PAYOUTS AND VALUES BASED ON THE INVESTMENT EXPERIENCE OF THE ANNUITY ACCOUNT VALUE ARE VARIABLE, MAY INCREASE OR DECREASE ACCORDINGLY, AND ARE NOT GUARANTEED AS TO AMOUNT.

A 10% FEDERAL TAX PENALTY MAY APPLY IF A SURRENDER, WITHDRAWAL, OR DISTRIBUTION IS TAKEN PRIOR TO THE TAXPAYER'S ATTAINMENT OF AGE 59 1/2.

RIGHT OF CANCELLATION 10 DAY RIGHT TO EXAMINE CONTRACT. IF NOT SATISFIED WITH THE CONTRACT, RETURN IT TO GWL&A OR THE SCHWAB INSURANCE CENTER WITHIN 10 DAYS OF RECEIVING IT. THE CONTRACT WILL BE VOID FROM THE START, AND GWL&A WILL REFUND THE GREATER OF: 1) CONTRIBUTIONS (LESS ANY SURRENDERS, WITHDRAWALS, AND DISTRIBUTIONS TAKEN DURING THE RIGHT OF CANCELLATION PERIOD); OR 2) THE ANNUITY ACCOUNT VALUE.

FLEXIBLE PREMIUM VARIABLE ANNUITY.
Contributions may be made until the Payout Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Contract Data Page unless changed as provided for in this Contract. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Contract. Non-Participating. Not eligible to share in GWL&A's divisible surplus.


Signed for Great-West Life & Annuity Insurance Company on the issuance of this Contract.

[OBJECT OMITTED]              [OBJECT OMITTED]
D.C. Lennox,                  W.T. McCallum,
Secretary                     President and Chief Executive Officer

J444INDMMF                                         1

                     CONTRACT DATA PAGE

ANNUITY INFORMATION
Annuity Contract Number:             1234567
Effective Date:                      March 1, 2000
Status of Annuity:                   Non-Qualified
Initial Contribution:                $50,000
Annuity Commencement Date:  March 1, 2010


ANNUITANT INFORMATION
Annuitant:                          JOHN C. DOE
Date of Birth:                      March 22, 1942
Tax ID Number:                      ###-##-####

OWNER INFORMATION
Owner:                      JOHN C. DOE
Date of Birth:              April 1, 1944
Tax ID Number:              111-11-1111
Joint Owner:                JANE B. DOE
Date of Birth:              November 12, 1948
Tax ID Number:              ###-##-####

Contingent Annuitant:      DAVID J. DOE
Date of Birth:                      June 6, 1964
Tax ID Number:                      ###-##-####

                      CHARGES AND DEATH BENEFIT INFORMATION

DEATH BENEFIT: The Owner has elected Death Benefit Option 1: Return of Annuity Account Value. As described in the Death Benefit Provisions, the Death Benefit payable under this Contract will be equal to the Annuity Account Value as of the date the Request for payout is received, less Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 1:      .65%

                                       OR

DEATH BENEFIT: The Owner has elected Death Benefit Option 2: Guaranteed Minimum Death Benefit. As described in the Death Benefit Provisions, the Death Benefit payable under this Contract will be the greater of: o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or
o the sum of Contributions applied to the Contract as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 2:      .70%


                              CONTRACT INFORMATION

This Contract Data Page, together with the Initial Premium Allocation Confirmation, reflects the information with which your Contract has been established as of the Effective Date. If any information on this page needs to be changed or corrected, please contact the Schwab Insurance Center as identified in the prospectus.

444INDMMF                                                                     2
                             BENEFICIARY INFORMATION


Beneficiary:                     Sally Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####


Contingent Beneficiary:          Sammy Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####

J444INDMMF                                                            3


                                                         Table of Contents                              Page
------------------------------------------------------------------------------------------------------------

                  CONTRACT DATA............................................................................1

Section 1         DEFINITIONS..............................................................................3

Section 2         OWNERSHIP AND BENEFICIARY PROVISIONS.....................................................5

Section 3         CONTRIBUTIONS............................................................................7

Section 4         ACCOUNT VALUE PROVISIONS.................................................................8

Section 5         TRANSFERS PROVISIONS.....................................................................9

Section 6         DEATH BENEFIT PROVISIONS................................................................10

Section 7         SURRENDERS AND PARTIAL WITHDRAWALS......................................................13

Section 8         GENERAL PROVISIONS......................................................................14

Section 9         PAYOUT OPTIONS..........................................................................15



Section 1:        Definitions
--------------------------------------------------------------------------------
Accumulation Period - the time period between the Effective Date and the Annuity Commencement Date.

Accumulation Unit - an accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.

Annuitant - the person named in the application and in the Contract Data Page upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, then the Annuitant will be considered the primary Annuitant.

Annuity Account - an account that reflects the total value of the Owner's Sub-Accounts.

Annuity Account Value - the sum of the values of the Sub-Accounts credited to the Owner under the Annuity Account. The Annuity Account Value is credited with a return based upon the investment experience of the Investment Division(s) selected by the Owner and will increase or decrease accordingly.

Annuity Commencement Date - the date annuity payouts begin.

Annuity Payout Period - the period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under this Contract.

Annuity Unit - an accounting measure used to determine the dollar value of any variable annuity payout after the first annuity payout is made.

J444INDMMF 4 Automatic Bank Draft Plan - a plan provided to the Owner to allow for automatic payment of Contributions. The Contribution amount will be withdrawn from a pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - the person(s) designated by the Owner to receive death proceeds which may become payable upon the death of an Owner or the Annuitant. If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will be deemed to be the Beneficiary upon such Owner's death and may take the death benefit or elect to continue this Certificate in force. The Beneficiary is shown on the Contract Data Page unless later changed by the Owner.

Contingent Annuitant - the person named in the application who will become the Annuitant upon the death of the primary Annuitant. The Contingent Annuitant is the person named in the Contract Data Page, unless later changed by Request while the primary Annuitant is alive and before annuity payouts have commenced.

Contingent Beneficiary - the person designated by the Owner to become the Beneficiary when the primary Beneficiary dies.

Contract - the document issued to the Owner which specifies the rights and obligations of the Owner.

Contributions - purchase amounts received and allocated to the Sub-Account(s) prior to any Premium Tax or other deductions.

Effective Date - the date on which the first Contribution is credited to the Annuity Account.

GWL&A - Great-West Life & Annuity Insurance Company, the issuer and underwriter for this Contract.

Home Office - The principal office of GWL&A located at 8515 East Orchard Road, Englewood, Colorado, 80111, or an institution designated by GWL&A.

Non-qualified Annuity Contract - an annuity Contract which is not intended to be a part of a qualified retirement plan and is not intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended. This Contract may only be issued as a Non-qualified Annuity Contract.

Owner (Joint Owners) - the person or persons named on the Contract Data Page. The Owner is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another's spouse as of the Effective Date. The Annuitant will be the Owner unless otherwise indicated in the application.

Payout Commencement Date - the date on which annuity payouts or periodic withdrawals begin under a payout option. If a Payout Commencement Date is not shown on the Contract Data Page, annuity payouts will begin on the Annuitant's 91st birthday. The Payout Commencement Date may be changed by the Owner prior to commencement of annuity payouts.

Portfolio - a registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Premium Tax - the amount of tax, if any, charged by a state or other governmental authority. Premium Tax will be deducted from Contributions or the Annuity Account Value when incurred by GWL&A or at another time of GWL&A's choosing.

J444INDMMF 5 Request - any instruction in a form, written, telephoned, electronic or computerized, satisfactory to GWL&A and received at the Schwab Insurance Center (or other service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to GWL&A) or the Beneficiary, (as applicable) as required by any provision of this Contract or as required by GWL&A. The Request is subject to any action taken or payout made by GWL&A before it was processed.

Schwab Insurance Center - P.O. Box 7666, San Francisco, CA 94120. The toll-free telephone number is 1-888-560-5938. The Schwab Insurance Center may also be contacted via e-mail and the Internet as identified in the prospectus.

Series Account - the segregated investment account established by GWL&A under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Sub-Account - a division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value - will be equal to the Annuity Account Value on the Transaction Date of the surrender less Premium Tax, if any.

Transaction Date - the date on which any Contribution or Request from the Owner will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be valued on each day that the New York Stock Exchange is open for trading.

Transfer - the moving of money from and among the Sub- Account(s).

Valuation Date - the date on which the net asset value of each Portfolio is determined.

Valuation Period - the period between two successive Valuation Dates.


Section 2:        Ownership and Beneficiary Provisions
--------------------------------------------------------------------------------
       2.01  RIGHTS OF OWNER
While the Annuitant is living, the Owner has the sole and absolute power to exercise all rights and privileges in this Contract. Upon the death of an Owner or the Annuitant, the Death Benefit Provisions section will apply.

2.02  BENEFICIARY
The Owner may, while the Annuitant is living, designate or change a Beneficiary by written Request from time to time as provided below. If an Owner dies and the surviving Joint Owner is the surviving spouse of the deceased Owner, such surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Contract in force.

2.03  CONTINGENT BENEFICIARY
While the Annuitant is alive, the Owner may, by written Request, designate or change a Contingent Beneficiary from time to time. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary.

J444INDMMF 6 2.04 DESIGNATION OF BENEFICIARY Unless changed as provided below, or as otherwise required by law, the Beneficiary (and the Contingent Beneficiary, if one is named) will be as shown on the Contract Data Page. Unless otherwise indicated, if more than one Beneficiary is designated, then each such Beneficiary so designated will share equally in any benefits and or rights granted by the Contract to such Beneficiary, or allowed by GWL&A. If the Beneficiary is a partnership, any benefits will be paid to the partnership as it existed at the time of the Owner's or the Annuitant's death. GWL&A may rely on an affidavit by any responsible person to identify a Beneficiary or verify the non-existence of a Beneficiary not identified by name.

2.05  CHANGE OF BENEFICIARY
The Owner may, while the Annuitant is living, change the Beneficiary by written Request. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

If an Owner dies before the date the Request was processed, the change will take effect as of the date of the Request, unless GWL&A has already made a payout or has otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except to the extent required by law.

2.06  DEATH OF BENEFICIARY
The interest of any Beneficiary who dies before an Owner or the Annuitant will terminate at the death of such Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner has indicated otherwise by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant.

2.07  SUCCESSIVE BENEFICIARIES
If an Owner dies, and the surviving Joint Owner is the surviving spouse of the deceased Owner, the surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Contract in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

2.08  ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Annuitant. GWL&A shall not be bound by any change of Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

2.09  CONTINGENT ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Contingent Annuitant. GWL&A shall not be bound by any change of Contingent Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Contingent Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

J444INDMMF 7 2.10 CHANGE OF OWNERSHIP While the Annuitant is living, the Owner may, by written Request, change the ownership. GWL&A shall not be bound by any change of Ownership unless it is made in writing in a form satisfactory to GWL&A and recorded at the Schwab Insurance Center. A change of Ownership will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner. The change is subject to any action taken or payout made by GWL&A before the change was processed.

2.11  COLLATERAL ASSIGNMENT
The Owner can assign this Contract as collateral while the Annuitant is living. The interest of the assignee has priority over the interest of the Owner and the interest of any Beneficiary. Any amounts payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to GWL&A at the Schwab Insurance Center. Any assignment is subject to any action taken or payout made by GWL&A before the assignment was processed. GWL&A is not responsible for the validity of any assignment. An assignment, pledge or agreement to assign or pledge any portion of the Annuity Account Value generally will be treated as a distribution. It is recommended that a competent tax adviser be consulted prior to making such a change to this Contract.

2.12  OWNERSHIP OF SERIES ACCOUNT
GWL&A has absolute ownership of the assets of the Series Account. The portion of the assets of the Series Account equal to the reserves and other Contract liabilities with respect to the Series Account are not chargeable with liabilities arising out of any other business GWL&A may conduct. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited or charged against the Series Account without regard to GWL&A's other income gains or losses.

Section 3:        Contributions
--------------------------------------------------------------------------------
3.01  EFFECTIVE DATE
The Effective Date, shown on the Contract Data Page, is the date the initial Contribution is credited to the Annuity Account.

3.02  CONTRIBUTIONS
Contributions should be payable to Great-West Life & Annuity Insurance Company (GWL&A) at its Home Office or through the Schwab Insurance Center at any time during the Accumulation Period. All Contributions must be paid in a form acceptable to GWL&A. Coverage will begin on the Effective Date.

At any time after the Effective Date and during the lifetime of the Annuitant, before the Payout Commencement Date, the Owner may make additional Contributions. The minimum amount accepted after the initial Contribution is $500 except subsequent payments made via an Automatic Bank Draft Plan have a minimum of $100 per month. Total Contributions while this Contract is in force may exceed $1,000,000 with prior approval from GWL&A. GWL&A may modify these limitations.

If a purchase payment is cancelled or if a check for a Contribution is returned due to insufficient funds, the Owner will be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. GWL&A reserves the right to refrain from allocating Contributions to the selected Sub-Accounts until notification is received that the check for the Contribution has cleared.

J444INDMMF 8 3.03 ALLOCATION OF CONTRIBUTIONS During the Right of Cancellation Period, all Contributions will first be allocated to the Money Market Sub-Account and will remain there until the next Transaction Date following end of the Right of Cancellation Period plus five calendar days. On that date, the Annuity Account Value held in the Money Market Sub-Account will be allocated to the Sub-Accounts selected by the Owner. During the Right of Cancellation Period, the Owner may re-allocate among the Sub-Accounts.

If the Contract is returned during the Right of Cancellation Period, it will be void from the start, and GWL&A will refund the greater of: 1) Contributions (less any surrenders, withdrawals, and distributions taken during the Right of Cancellation Period); or 2) the Annuity Account Value.

After the Right of Cancellation Period, subsequent Contributions will be allocated in the Annuity Account as Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

Section 4:        Account Value Provisions
--------------------------------------------------------------------------------
4.01  ANNUITY ACCOUNT VALUE
The Annuity Account Value for the Owner on any date during the Accumulation Period will be the sum of the values of the Sub-Accounts.

The value of the Owner's interest in a Sub-Account will be determined by multiplying the number of the Owner's Accumulation Units by the accumulation unit value for that Sub-Account.

4.02  ACCUMULATION UNITS
For each Contribution, the number of Accumulation Units credited for the Owner to a Sub-Account will be determined by dividing the amount of the Contribution, less Premium Tax, if any, by the accumulation unit value for that Sub-Account on the applicable Transaction Date.

4.03  ACCUMULATION UNIT VALUE
The initial accumulation unit value of each Sub-Account was established at $10. The accumulation unit value of a Sub-Account on a Valuation Date is calculated by multiplying the accumulation unit value as of the immediately preceding Valuation Date by the net investment factor as described in the Net Investment Factor provision below.

The dollar value of an Accumulation Unit will vary in amount depending on the investment experience of the Portfolio and charges taken from the Sub-Account.

4.04  NET INVESTMENT FACTOR
The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:
(a) is the net result of:
     (i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the current Valuation
           Period; plus
     (ii) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the applicable Eligible Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; minus or plus
     (iii) a per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account, which is determined by GWL&A to have resulted from the investment operations of the Sub-Account.

J444INDMMF                                                                   9
(b)  is the net result of:
(i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus or plus
(ii) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period.
(c) is an amount representing the risk charge deducted from each Sub-Account on a daily basis, equal to an annual rate as shown in the Charges section on the Contract Data Page as a percentage of the daily net asset value of each Sub-Account. This charge will not exceed the maximum Mortality and Expense Charge shown on the Contract Data Page.

The net investment factor may be greater than, less than, or equal to one. Therefore, the accumulation unit value may increase, decrease or remain unchanged.

4.05  RISK CHARGE
The risk charge compensates GWL&A for its assumption of certain mortality and expense risks. The Mortality and Expense Charge is reflected in the unit values of each of the Sub-Accounts selected. As a result, this charge will continue to be applicable to any variable annuity payout option or periodic withdrawal option.

This charge is described above in the Net Investment Factor provision and the maximum Mortality and Expense Charge for the Death Benefit Option elected is
shown   on  the   Contract   Data   Page.

Section   5:   Transfer   Provisions
--------------------------------------------------------------------------------

5.01  TRANSFERS
The Owner may make Transfers by Request.  The following provisions apply:
(a) At any time this Contract is in force the Owner, by Request, may Transfer all or a portion of the Annuity Account Value among the Sub-Accounts currently offered by GWL&A.
(b)    A Transfer will be effective upon the Transaction Date.
(c) GWL&A does not currently charge an administrative fee for Transfers. GWL&A reserves the right to impose a fee in the future for Transfers between Sub-Accounts.
(d) GWL&A reserves the right, in the future, to set minimum dollar amounts or minimum percentages of Annuity Account Value permitted to be Transferred from a Sub-Account; and
(e) GWL&A reserves the right, in the future, to set minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer.

5.02  DOLLAR COST AVERAGING
By Request, the Owner may elect Dollar Cost Averaging in order to purchase units of the Sub-Accounts over a period of time.

The Owner may Request to automatically Transfer a predetermined dollar amount, subject to GWL&A's minimum, at regular intervals from any one designated Sub-Account to one or more of the remaining, then available, Sub-Accounts. The unit value will be determined on the dates of the Transfers. The Owner must specify the percentage to be Transferred into each designated Sub-Account. Transfers may be set up on any one of the following frequency periods; monthly, quarterly, semiannually, or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. GWL&A will provide a list of Sub-Accounts eligible for Dollar Cost Averaging which may be modified from time to time.

The Owner may terminate Dollar Cost Averaging at any time by Request. Dollar Cost Averaging will terminate automatically upon the Annuity Commencement Date.

J444INDMMF 10 Participation in Dollar Cost Averaging and the Rebalancer Option at the same time is not allowed. Participation in Dollar Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate Dollar Cost Averaging at any time.

5.03  THE REBALANCER OPTION
By Request, the Owner may elect the Rebalancer Option in order to automatically Transfer among the Sub-Accounts on a periodic basis. This type of automatic Transfer program automatically reallocates the Annuity Account Value to maintain a particular percentage allocation among Sub-Accounts selected by the Owner. The amount allocated to each Sub-Account will grow or decline at different rates depending on the investment experience of the Sub-Account.

The Owner may Request that rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request.

Rebalancing may also be set up on a quarterly, semiannual, or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected funds. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Annuity Account Value must be included.

The Owner must specify the percentage of Annuity Account Value to be allocated to each Sub-Account and the frequency of rebalancing. The Owner may terminate the Rebalancer Option at any time by Request. The Rebalancer Option will terminate automatically upon the Annuity Commencement Date.

Participation in the Rebalancer Option and Dollar Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

Section 6:        Death Benefit Provisions
--------------------------------------------------------------------------------

6.01  PAYMENT OF DEATH BENEFIT
Upon the death of an Owner or the Annuitant and while this Contract is in force, the death benefit will become payable in accordance with these provisions following GWL&A's receipt of a Request.

When an Owner or the Annuitant dies before the Annuity Commencement Date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date the Request for payment is received. However, on the date a payout option is processed, amounts in the Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by Request. Distribution of the death benefit may be Requested to be made as follows (subject to the distribution rules set forth below):
1. payment in a single sum; or
2. payout under any of the variable annuity options provided under the Contract.

The Death Benefit is determined by the Death Benefit Option selected when the Contract is issued, as shown on the Contract Data Page and whether the death of the Owner or Annuitant occurs before or after the annuity payouts commence.

J444INDMMF 11 If the Owner or Annuitant dies after the date annuity payouts commence and before the entire interest has been distributed, the remaining annuity payouts payable will be paid to the Beneficiary under the payout option applicable on the date of death. The Beneficiary will not be allowed to change the method of distribution in effect on the date of the Owner's or Annuitant's death or to elect a new payout option; or

If the Owner or Annuitant dies before the date annuity payouts commence, GWL&A will pay proceeds to the Beneficiary according to the Death Benefit Option shown on the Contract Data Page.

6.02  DEATH BENEFIT OPTIONS
Death Benefit Option 1 - Return of Annuity Account Value
The Death Benefit will be equal to the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any.

Death Benefit Option 2 - Guaranteed Minimum Death Benefit The Death Benefit will be the greater of:
o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or o the sum of Contributions applied to the Contract as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

6.03  DISTRIBUTION RULES
If Annuitant Dies Before Annuity Commencement Date
Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, the death benefit provided under the Contract will be paid to the Beneficiary unless there is a surviving Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date, while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the death of an Owner provisions described below.

If an Owner Dies Before Annuity Commencement Date
If an Owner dies before the Annuity Commencement Date, and such Owner was the Annuitant, the following provisions shall apply:

     (1) If there is a Joint Owner (who is the surviving spouse of the deceased Owner) and a Contingent Annuitant, the Joint Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force;

     (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, the Annuitant and the Beneficiary, and may take the death benefit or elect to continue this Contract in force;

     (3) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner and/or the Contingent Annuitant are alive at the time of an Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and the Annuitant, and to continue the Contract in force.

J444INDMMF                                                                    12

If an Owner dies before the Annuity Commencement Date, and such Owner was not the Annuitant, the following provisions shall apply: (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may take the death benefit or elect to continue this Contract in force.

     (2) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner, the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and such Beneficiary Requests to become the Owner and the Annuitant and to continue the Contract in force.

     Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

(1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Contract in force.

     (2) If a non-spouse individual is the person entitled to receive benefits upon the Owner's death, such individual may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that: (a) such annuity is distributed in substantially equal installments over the life or life expectancy of such Beneficiary; and (b) such distributions begin not later than one year after the Owner's date of death. If no election is received by GWL&A from an individual non-spouse Beneficiary such that substantially equal installments have begun no later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death; or

     (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

The death benefit will be determined as of the date the payouts commence.

If Annuitant Dies After Annuity Commencement Date
Upon the death of the Annuitant (or any Owner/Annuitant) after the Annuity Commencement Date, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the annuity option then in effect.

If an Owner Dies After Annuity Commencement Date and While the Annuitant is
Living
Upon the death of an Owner after the Annuity Commencement Date and while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the annuity option then in effect. All of the Owner's rights granted under the Contract or allowed by GWL&A will pass to any surviving Joint Owner and, if none, to the Annuitant.


6.04  COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 72(s)
In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of Code Section 72(s), as amended from time to time, and any other applicable federal or state law, rules or regulations. These death benefit provisions will be interpreted and administered in accordance with such requirements.

J444INDMMF                                                                   13
Section 7:        Surrenders and Partial Withdrawals
--------------------------------------------------------------------------------

7.01  SURRENDER BENEFIT
At any time prior to the date annuity payouts commence and subject to the provisions of this Contract, the Owner may surrender this Contract for the Surrender Value which will be computed as of the Transaction Date. GWL&A generally will pay the Surrender Value in a single sum within 7 days after receipt of the Request.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

7.02  PARTIAL WITHDRAWALS
The Owner may make a partial withdrawal from the Annuity Account Value at any time, by Request, prior to the date annuity payouts commence and subject to the terms of this Contract. The minimum partial withdrawal amount is $500. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

By Request, the Owner must elect the Sub-Account or a combination of them, from which a partial withdrawal is to be made and the amount to be withdrawn from each sub-account.

The Annuity Account Value will be reduced by the partial withdrawal amount.

The following terms apply:
(a) No partial withdrawals are permitted after the date annuity payouts commence.
(b) If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to commence, GWL&A may delay the Annuity Commencement Date by 30 days.
(c)   A partial withdrawal will be effective upon the Transaction Date.

7.03  POSTPONEMENT
If GWL&A receives a Request for surrender or partial withdrawal, GWL&A may postpone any cash payment from the Annuity Account Value, for no more than 7 days.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

J444INDMMF                                                                    14
Section 8:        General Provisions
--------------------------------------------------------------------------------

8.01   ENTIRE CONTRACT
This Contract, Contract Data Page, tables, riders, application and amendments, if any, form the Entire Contract between the Owner and GWL&A. This Entire Contract supersedes all prior representations, statements, warranties, promises and agreements of any kind, whether oral or written, relating to the subject matter of this Contract. All statements in the application, made by an Owner or the Annuitant, in the absence of fraud, will be considered representations and not warranties.

8.02     ELECTRONIC DELIVERY OF INFORMATION
GWL&A will deliver information electronically only if the Owner has consented to receiving information in electronic form. GWL&A will use reasonable procedures to maintain the security of electronically delivered information. If the Owner has consented to receiving information electronically, the Owner will be assigned a personal folder where such information will be delivered. Information will be considered to be delivered to the Owner when it is placed in the Owner's personal folder. The Owner agrees to provide an e-mail address to GWL&A and to keep that e-mail address current. Upon notice to the Owner, GWL&A reserves the right to modify, suspend or terminate delivery of information in electronic form at any time.

8.03   CONTRACT MODIFICATION
This Contract may be modified only by written agreement between GWL&A and the Owner, except that upon 30 days notice to the Owner, GWL&A may at any time and without the consent of the Owner or any other person, modify this Contract as needed to conform to changes in tax or other law. Such modifications will become part of this Contract.

GWL&A will give the Owner notice of the discontinuance of any Eligible Fund or Series Account. If the Owner has elected electronic delivery of regulatory information, such notice will be posted on the website for the Schwab Insurance Center and sent to the Owner's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. Any such discontinuation, substitution or addition will be subject to compliance with any applicable regulatory requirements.In accordance with applicable law, GWL&A reserves the right to terminate, substitute, discontinue or add Sub-Accounts.

GWL&A may cease offering existing variable annuity payout options.

ONLY THE PRESIDENT, A VICE-PRESIDENT, OR THE SECRETARY OF GWL&A CAN MODIFY OR WAIVE ANY PROVISION OF THIS CONTRACT.

8.04  NON-PARTICIPATING
This Contract is non-participating. It is not eligible to share in GWL&A's divisible surplus.

8.05  MISSTATEMENT OF AGE
If the age of the Annuitant has been misstated, the annuity payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by GWL&A from the next payout or payouts. If payouts were too small, the difference with interest may be added by GWL&A to the next payout. This interest is at an annual effective rate which will not be less than the minimum interest rate allowed by law.

J444INDMMF 15 8.06 REPORTS GWL&A will furnish the Owner, at least annually, a statement of the Annuity Account Value and the Surrender Value. If the Owner has elected electronic delivery of regulatory information, such notice will be posted in the Owner's personal folder on the website for the Schwab Insurance Center and notification will be sent to the Owner's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. The information in the report will be as of a date not more than one month prior to the date the report is sent. GWL&A will furnish the Owner copies of any other notices, reports or documents required by law.

8.07  NOTICE AND PROOF
If the Owner has elected electronic delivery of regulatory information, any notice or demand by GWL&A to or upon the Owner, or any other person, may be given by posting it in the Owner's Personal Folder and electronically mailing it to that person's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. In the event of the death of an Owner or the Annuitant, GWL&A will require proof of death.

Any application, report, Request, election, direction, notice or demand by the Owner, or any other person, must be made in a form satisfactory to GWL&A.

8.08  TAX CONSEQUENCES OF PAYOUTS
The Owner or Beneficiary, as the case may be, must determine the timing and amount of any benefit payable. Payments elected by the Owner in the form of periodic withdrawals, surrenders or partial withdrawals will be tax reported to the Owner. Annuity payouts are payable to the Annuitant and will be tax reported to the Annuitant. Payments made to a Beneficiary will be tax reported to the Beneficiary.

It is recommended that a competent tax adviser be consulted prior to obtaining any distribution from, or changing the ownership of this Contract. A 10% federal tax penalty may apply if a surrender, withdrawal, or distribution is taken prior to the taxpayer's attainment of age 59 1/2.

Nothing contained herein will be construed to be tax or legal advice.

8.09  CURRENCY
All Contributions and all transactions will be in the currency of the United States of America.

8.10  VOTING RIGHTS
GWL&A will vote the shares of an Eligible Fund. To the extent required by law, GWL&A will vote according to the instructions of the Owner in proportion to the interest in the Sub-Account. In such event, GWL&A will send proxy materials and form(s) to the Owner for a reply. If no reply is received by the date specified in the proxy materials, GWL&A will vote shares of the appropriate Eligible Fund in the same proportion as shares of the Eligible Fund for which replies have been received. During the Annuity Payout Period, the number of votes will decrease as the assets held to fund annuity payouts decrease. The Owner will be entitled to receive the proxy materials and form(s).

--------------------------------------------------------------------------------
Section 9:        Payout Options
--------------------------------------------------------------------------------

9.01  HOW TO ELECT
The Request of the Owner is required to elect, or change the election of, a payout option and must be received by GWL&A at least 30 days prior to the Annuity Commencement Date.

On the Annuity Commencement Date, the Annuity Account Value may be applied to any of the variable annuity payout options currently available.

J444INDMMF 16 If an option has not been elected within 30 days of the Annuity Commencement Date, the Annuity Account Value will be applied under Variable Annuity Payout Option 1 to provide payouts for life with a guaranteed period of 20 years.

9.02  SELECTION OF PAYOUT OPTIONS
(a) If a single sum payment is elected, the amount to be paid is the Surrender Value.
(b) If a variable annuity payout option is elected, the amount to be applied is the Annuity Account Value as of the Annuity Commencement Date.
(c) The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If the amount is less than $2,000, GWL&A may pay the amount in a single sum subject to the Partial Withdrawals Provision. Payouts may be elected to be received on any of the following frequency periods: monthly, quarterly, semiannually, or annually.
(d) Payouts to be made under the annuity payout option selected must be at least $50. GWL&A reserves the right to make the payouts using the most frequent payout interval which produces a payout of not less than $50.
(e) The maximum amount that may be applied under any annuity payout option is $1,000,000, unless prior approval is obtained from GWL&A.
(f) For information on electing periodic withdrawals, refer to the Periodic Withdrawal Option section.

9.03  VARIABLE ANNUITY PAYOUT OPTIONS
The following variable annuity payout options are available:
(a)   Option 1:  Variable Life Annuity with Guaranteed Period
      Payouts for the guaranteed Annuity Payout Period elected or the lifetime of the Annuitant whichever is longer. The guaranteed Annuity Payout Period elected may be 5, 10, 15, or 20 years. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payouts at the same interval elected by the Owner. See Variable Life Annuity Tables.
(b)   Option 2:  Variable Life Annuity
      Payouts for the Annuitant's lifetime, without a guaranteed period.
      See Variable Life Annuity Tables.
(c)   Option 3:  Any Other Form
      Any other form of variable annuity payout option which is acceptable to GWL&A.

These variable annuity payout options are subject to the following provisions:
(1)   Amount of First Payout
      The first payout under a variable annuity payout option will be based on the value of each Sub-Account on the 1st Valuation Date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate from the Variable Life Annuity Tables to the amount applied under the payout option.

      The Variable Life Annuity Tables of this Contract illustrate the minimum payout amounts and the age adjustments that will be used to determine the first monthly payout under a variable annuity payout option. These tables show the dollar amount of the first monthly payout that can be purchased with each $1,000 of Annuity Account Value, after deduction of Premium Tax, if any. Amounts shown use the 1983 (a) for individual annuity mortality table, modified, with an assumed rate of return of 5% per year.

(2)   Annuity Units
      The number of Annuity Units paid to the Annuitant for each Sub-Account is determined by dividing the amount of the first payout by the sub-account's annuity unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

J444INDMMF                                                                   17
(3)   Amount of Payouts after the First
      Payouts after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account.

      The Annuity Unit value for any Valuation Period for any Sub-Account is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the product of (A) and (B) where:
(A) is 0.999866337 raised to a power equal to the number of days in the urrent Valuation Period; and
(B) is the Accumulation Unit value of the same Sub-Account for this Valuation Period divided by the Accumulation Unit value of the same Sub-Account for the immediately preceding Valuation Period.
      GWL&A guarantees that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

(4)   Transfers After the Annuity Commencement Date
      Once variable annuity payouts have begun, the Owner may Transfer all or part of the Annuity Account Value from one Sub-Account to another. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the sub-account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units. The Contract's Transfer provisions will apply.

9.04  VARIABLE LIFE ANNUITY TABLES
The Variable Life Annuity Tables used in this Contract are dependent upon age. The amount of the first annuity payout will be based on an age adjustment that is a specified number of years younger than the Annuitant's current age. This age adjustment is as follows:
          Date of First Payout              Age Adjustment
          --------------------              --------------
           Prior to 2003                         0 years
           2003 through 2009                     I  year
           2010 through 2016                     2 years
           2017 through 2023                     3 years
           2024 through 2030                     4 years
           2031 through 2037                     5 years
           2038 and later                        6 years

9.05  PERIODIC WITHDRAWAL OPTION
The Owner must Request that all or part of the Annuity Account Value be applied to a Periodic Withdrawal Option. While periodic withdrawals are being received:
o the Owner may keep the same Sub-Accounts as were in force before periodic withdrawals began; o charges and fees under this Contract continue to apply; and
o the Owner may continue to exercise all contractual rights that are available prior to electing a payout option, except that no Contributions may be made.

J444INDMMF 18 9.06 HOW TO ELECT PERIODIC WITHDRAWALS The Request of the Owner is required to elect, or change the election of, the Periodic Withdrawal Option. The Owner must Request: o the withdrawal frequency of either 12-, 6-, 3-, or 1-month intervals; o a withdrawal amount; a minimum of $100 is required; o the calendar month, day, and year on which withdrawals are to begin; o one Periodic Withdrawal Option; and o the allocation of withdrawals from the Sub-Account(s) as follows: 1) Prorate the amount to be paid across all Sub-Accounts in proportion to the assets in each sub-account; or
       2) Select the Sub-Account(s) from which withdrawals will be made. Once the Sub-Accounts(s) have been depleted, GWL&A will automatically prorate the remaining withdrawals against all remaining available Sub-Accounts, unless the Owner Requests the selection of another Sub-Account.
The Owner may elect to change the withdrawal option and/or frequency once each calendar year. Periodic withdrawals will cease on the earlier of the date: o the amount elected to be paid under the option selected has been reduced to zero; o the Annuity Account Value is zero; o the Owner Requests that withdrawals stop; o the Owner purchases an annuity option; or o of death of an Owner or the Annuitant.

9.07 PERIODIC WITHDRAWAL OPTIONS AVAILABLE The Owner must elect one of these 3 withdrawal options:
1) Income for a Specified Period for at least thirty-six (36) months - The Owner elects the duration over which withdrawals will be made. The amount paid will vary based on the duration; or
2) Income of a Specified Amount for at least thirty-six (36) months - The Owner elects the dollar amount of the withdrawals.
       Based on the amount elected, the duration may vary; or
3) Any Other Form for a period of at least thirty-six (36) months - Any other form of periodic withdrawal which is acceptable to GWL&A.

J444INDMMF                                                                19




                           Variable Life Annuity Table

                                     FEMALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value



J401                                                                    Page 1
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20       4.28        4.28      4.28   4.28    4.28
    21       4.29        4.29      4.29   4.29    4.29
    22       4.30        4.30      4.30   4.30    4.30
    23       4.31        4.31      4.31   4.31    4.31
    24       4.33        4.33      4.32   4.32    4.32
    25       4.34        4.34      4.34   4.33    4.33
    26       4.35        4.35      4.35   4.35    4.34
    27       4.37        4.37      4.36   4.36    4.36
    28       4.38        4.38      4.38   4.37    4.37
    29       4.40        4.40      4.39   4.39    4.38
    30       4.41        4.41      4.41   4.41    4.40
    31       4.43        4.43      4.43   4.42    4.42
    32       4.45        4.45      4.45   4.44    4.43
    33       4.47        4.47      4.46   4.46    4.45
    34       4.49        4.49      4.49   4.48    4.47
    35       4.51        4.51      4.51   4.50    4.49
    36       4.54        4.53      4.53   4.52    4.51
    37       4.56        4.56      4.55   4.55    4.54
    38       4.59        4.58      4.58   4.57    4.56
    39       4.61        4.61      4.61   4.60    4.59
    40       4.64        4.64      4.64   4.63    4.61
    41       4.67        4.67      4.67   4.65    4.64
    42       4.71        4.70      4.70   4.69    4.67
    43       4.74        4.74      4.73   4.72    4.70
    44       4.78        4.77      4.77   4.75    4.73
    45       4.81        4.81      4.80   4.79    4.76
    46       4.86        4.85      4.84   4.82    4.80
    47       4.90        4.89      4.88   4.86    4.83
    48       4.94        4.94      4.93   4.90    4.87
    49       4.99        4.99      4.97   4.95    4.91
    50       5.04        5.04      5.02   4.99    4.95

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years   Years  Years
    51        5.10       5.09      5.07    5.04   5.00
    52        5.15       5.15      5.13    5.09   5.04
    53        5.21       5.21      5.18    5.14   5.09
    54        5.28       5.27      5.24    5.20   5.14
    55        5.35       5.34      5.31    5.26   5.19
    56        5.42       5.41      5.38    5.32   5.24
    57        5.50       5.48      5.45    5.39   5.30
    58        5.58       5.57      5.52    5.45   5.36
    59        5.67       5.65      5.60    5.53   5.41
    60        5.76       5.74      5.69    5.60   5.48
    61        5.86       5.84      5.78    5.68   5.54
    62        5.97       5.94      5.88    5.76   5.60
    63        6.08       6.06      5.98    5.85   5.66
    64        6.20       6.17      6.08    5.94   5.73
    65        6.34       6.30      6.20    6.03   5.79
    66        6.48       6.44      6.32    6.12   5.86
    67        6.63       6.58      6.45    6.22   5.92
    68        6.79       6.74      6.58    6.32   5.98
    69        6.97       6.91      6.72    6.43   6.04
    70        7.16       7.09      6.87    6.53   6.10
    71        7.36       7.28      7.03    6.63   6.15
    72        7.59       7.49      7.19    6.74   6.20
    73        7.83       7.71      7.36    6.84   6.25
    74        8.09       7.95      7.54    6.94   6.29
    75        8.38       8.21      7.72    7.04   6.33
    76        8.69       8.48      7.91    7.14   6.36
    77        9.02       8.77      8.10    7.22   6.39
    78        9.38       9.08      8.29    7.31   6.41
    79        9.77       9.41      8.48    7.38   6.44
    80       10.20       9.76      8.67    7.45   6.45

J444INDMMF                                                                    20






                           Variable Life Annuity Table

                                      MALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value





J401                                                                    Page 15
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20        4.34       4.34      4.34   4.34    4.33
    21        4.36       4.36      4.35   4.35    4.34
    22        4.37       4.37      4.37   4.36    4.35
    23        4.38       4.38      4.38   4.37    4.37
    24        4.40       4.40      4.39   4.39    4.38
    25        4.41       4.41      4.41   4.40    4.40
    26        4.43       4.43      4.42   4.42    4.41
    27        4.45       4.45      4.44   4.44    4.43
    28        4.47       4.46      4.46   4.45    4.45
    29        4.49       4.48      4.48   4.47    4.46
    30        4.51       4.50      4.50   4.49    4.48
    31        4.53       4.53      4.52   4.51    4.50
    32        4.55       4.55      4.54   4.54    4.53
    33        4.58       4.57      4.57   4.56    4.55
    34        4.60       4.60      4.59   4.59    4.57
    35        4.63       4.63      4.62   4.61    4.60
    36        4.66       4.66      4.65   4.64    4.62
    37        4.69       4.69      4.68   4.67    4.65
    38        4.72       4.72      4.71   4.70    4.68
    39        4.76       4.76      4.75   4.73    4.71
    40        4.80       4.79      4.78   4.76    4.74
    41        4.84       4.83      4.82   4.80    4.77
    42        4.88       4.87      4.86   4.84    4.80
    43        4.92       4.92      4.90   4.87    4.84
    44        4.97       4.96      4.94   4.91    4.87
    45        5.01       5.01      4.99   4.96    4.91
    46        5.06       5.06      5.04   5.00    4.95
    47        5.12       5.11      5.09   5.05    4.99
    48        5.17       5.16      5.14   5.09    5.04
    49        5.23       5.22      5.19   5.14    5.08
    50        5.30       5.28      5.25   5.20    5.13

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years  Years   Years
    51        5.36       5.35      5.31   5.25    5.17
    52        5.43       5.42      5.37   5.31    5.22
    53        5.50       5.49      5.44   5.37    5.27
    54        5.58       5.56      5.51   5.43    5.33
    55        5.66       5.64      5.59   5.50    5.38
    56        5.75       5.73      5.67   5.57    5.43
    57        5.84       5.82      5.75   5.64    5.49
    58        5.94       5.91      5.84   5.71    5.55
    59        6.05       6.02      5.93   5.79    5.60
    60        6.16       6.13      6.03   5.87    5.66
    61        6.28       6.24      6.13   5.96    5.72
    62        6.41       6.37      6.24   6.04    5.78
    63        6.55       6.50      6.36   6.13    5.84
    64        6.70       6.65      6.48   6.22    5.89
    65        6.86       6.80      6.61   6.31    5.95
    66        7.04       6.96      6.74   6.40    6.01
    67        7.22       7.13      6.88   6.50    6.06
    68        7.42       7.31      7.02   6.59    6.11
    69        7.63       7.51      7.17   6.68    6.16
    70        7.85       7.71      7.32   6.78    6.20
    71        8.09       7.92      7.47   6.87    6.24
    72        8.35       8.15      7.63   6.96    6.28
    73        8.62       8.39      7.79   7.04    6.32
    74        8.91       8.64      7.96   7.12    6.35
    75        9.22       8.91      8.13   7.20    6.37
    76        9.56       9.18      8.29   7.28    6.40
    77        9.91       9.48      8.46   7.35    6.42
    78       10.29       9.78      8.62   7.41    6.44
    79       10.70      10.10      8.79   7.47    6.45
    80       11.14      10.43      8.94   7.52    6.47

J444INDMMF



FLEXIBLE PREMIUM VARIABLE ANNUITY.
Contributions may be made until the Annuity Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Contract Data Page unless changed as provided for in this Contract. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Contract. Non-Participating. Not eligible to share in GWL&A's divisible surplus.








                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111

J444INDSA
                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111





                        FLEXIBLE PREMIUM VARIABLE ANNUITY


                  PLEASE READ THIS ANNUITY CONTRACT CAREFULLY.

ALL PAYOUTS AND VALUES BASED ON THE INVESTMENT EXPERIENCE OF THE ANNUITY ACCOUNT VALUE ARE VARIABLE, MAY INCREASE OR DECREASE ACCORDINGLY, AND ARE NOT GUARANTEED AS TO AMOUNT.

A 10% FEDERAL TAX PENALTY MAY APPLY IF A SURRENDER, WITHDRAWAL, OR DISTRIBUTION IS TAKEN PRIOR TO THE TAXPAYER'S ATTAINMENT OF AGE 59 1/2.

RIGHT OF CANCELLATION
10 DAY RIGHT TO EXAMINE CONTRACT. IF NOT SATISFIED WITH THE CONTRACT, RETURN IT TO GWL&A OR THE SCHWAB INSURANCE CENTER WITHIN 10 DAYS OF RECEIVING IT. THE CONTRACT WILL BE VOID FROM THE START, AND GWL&A WILL PAY THE ANNUITY ACCOUNT VALUE AS OF THE TRANSACTION DATE THE REQUEST FOR CANCELLATION IS RECEIVED. DURING THE RIGHT OF CANCELLATION PERIOD, THE CONTRIBUTIONS WILL BE ALLOCATED IN THE SUB-ACCOUNT(S) AS SPECIFIED IN THE APPLICATION.

FLEXIBLE PREMIUM VARIABLE ANNUITY.
Contributions may be made until the Payout Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Contract Data Page unless changed as provided for in this Contract. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Contract. Non-Participating. Not eligible to share in GWL&A's divisible surplus.


Signed for Great-West Life & Annuity Insurance Company on the issuance of this Contract.

[OBJECT OMITTED]                          [OBJECT OMITTED]
D.C. Lennox,                              W.T. McCallum,
Secretary                                 President and Chief Executive Officer

J444INDSA
1
                               CONTRACT DATA PAGE

ANNUITY INFORMATION
Annuity Contract Number:             1234567
Effective Date:                      March 1, 2000
Status of Annuity:                   Non-Qualified
Initial Contribution:                $50,000
Annuity Commencement Date:  March 1, 2010


ANNUITANT INFORMATION
Annuitant:                          JOHN C. DOE
Date of Birth:                      March 22, 1942
Tax ID Number:                      ###-##-####

OWNER INFORMATION
Owner:                      JOHN C. DOE
Date of Birth:              April 1, 1944
Tax ID Number:              111-11-1111
Joint Owner:                JANE B. DOE
Date of Birth:              November 12, 1948
Tax ID Number:              ###-##-####

Contingent Annuitant:      DAVID J. DOE
Date of Birth:                      June 6, 1964
Tax ID Number:                      ###-##-####

                      CHARGES AND DEATH BENEFIT INFORMATION

DEATH BENEFIT: The Owner has elected Death Benefit Option 1: Return of Annuity Account Value. As described in the Death Benefit Provisions, the Death Benefit payable under this Contract will be equal to the Annuity Account Value as of the date the Request for payout is received, less Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 1:      .65%

                                       OR

DEATH BENEFIT: The Owner has elected Death Benefit Option 2: Guaranteed Minimum Death Benefit. As described in the Death Benefit Provisions, the Death Benefit payable under this Contract will be the greater of: o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or
o the sum of Contributions applied to the Contract as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 2:      .70%


                              CONTRACT INFORMATION

This Contract Data Page, together with the Initial Premium Allocation Confirmation, reflects the information with which your Contract has been established as of the Effective Date. If any information on this page needs to be changed or corrected, please contact the Schwab Insurance Center as identified in the prospectus.

J444INDSA                                                                  2
                             BENEFICIARY INFORMATION


Beneficiary:                     Sally Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####


Contingent Beneficiary:          Sammy Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####

J444INDSA                                                                     3


                                                         Table of Contents                              Page
------------------------------------------------------------------------------------------------------------------------

                  CONTRACT DATA............................................................................1

Section 1         DEFINITIONS..............................................................................3

Section 2         OWNERSHIP AND BENEFICIARY PROVISIONS.....................................................5

Section 3         CONTRIBUTIONS............................................................................7

Section 4         ACCOUNT VALUE PROVISIONS.................................................................8

Section 5         TRANSFER PROVISIONS......................................................................9

Section 6         DEATH BENEFIT PROVISIONS................................................................10

Section 7         SURRENDERS AND PARTIAL WITHDRAWALS......................................................13

Section 8         GENERAL PROVISIONS......................................................................14

Section 9         PAYOUT OPTIONS..........................................................................15



Section 1:        Definitions
--------------------------------------------------------------------------------

Accumulation Period - the time period between the Effective Date and the Annuity Commencement Date.

Accumulation Unit - an accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.

Annuitant - the person named in the application and in the Contract Data Page upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, then the Annuitant will be considered the primary Annuitant.

Annuity Account - an account that reflects the total value of the Owner's Sub-Accounts.

Annuity Account Value - the sum of the values of the Sub-Accounts credited to the Owner under the Annuity Account. The Annuity Account Value is credited with a return based upon the investment experience of the Investment Division(s) selected by the Owner and will increase or decrease accordingly.

Annuity Commencement Date - the date annuity payouts begin.

Annuity Payout Period - the period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under this Contract.

Annuity Unit - an accounting measure used to determine the dollar value of any variable annuity payout after the first annuity payout is made.

J444INDSA 4 Automatic Bank Draft Plan - a plan provided to the Owner to allow for automatic payment of Contributions. The Contribution amount will be withdrawn from a pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - the person(s) designated by the Owner to receive death proceeds which may become payable upon the death of an Owner or the Annuitant. If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will be deemed to be the Beneficiary upon such Owner's death and may take the death benefit or elect to continue this Certificate in force. The Beneficiary is shown on the Contract Data Page unless later changed by the Owner.

Contingent Annuitant - the person named in the application who will become the Annuitant upon the death of the primary Annuitant. The Contingent Annuitant is the person named in the Contract Data Page, unless later changed by Request while the primary Annuitant is alive and before annuity payouts have commenced.

Contingent Beneficiary - the person designated by the Owner to become the Beneficiary when the primary Beneficiary dies.

Contract - the document issued to the Owner which specifies the rights and obligations of the Owner.

Contributions - purchase amounts received and allocated to the Sub-Account(s) prior to any Premium Tax or other deductions.

Effective Date - the date on which the first Contribution is credited to the Annuity Account.

GWL&A - Great-West Life & Annuity Insurance Company, the issuer and underwriter for this Contract.

Home Office - The principal office of GWL&A located at 8515 East Orchard Road, Englewood, Colorado, 80111, or an institution designated by GWL&A.

Non-qualified Annuity Contract - an annuity Contract which is not intended to be a part of a qualified retirement plan and is not intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended. This Contract may only be issued as a Non-qualified Annuity Contract.

Owner (Joint Owners) - the person or persons named on the Contract Data Page. The Owner is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. Joint Owners must be one another's spouse as of the Effective Date. The Annuitant will be the Owner unless otherwise indicated in the application.

Payout Commencement Date - the date on which annuity payouts or periodic withdrawals begin under a payout option. If a Payout Commencement Date is not shown on the Contract Data Page, annuity payouts will begin on the Annuitant's 91st birthday. The Payout Commencement Date may be changed by the Owner prior to commencement of annuity payouts.

Portfolio - a registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Premium Tax - the amount of tax, if any, charged by a state or other governmental authority. Premium Tax will be deducted from Contributions or the Annuity Account Value when incurred by GWL&A or at another time of GWL&A's choosing.

J444INDSA 5 Request - any instruction in a form, written, telephoned, electronic or computerized, satisfactory to GWL&A and received at the Schwab Insurance Center (or other service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to GWL&A) or the Beneficiary, (as applicable) as required by any provision of this Contract or as required by GWL&A. The Request is subject to any action taken or payout made by GWL&A before it was processed.

Schwab Insurance Center - P.O. Box 7666, San Francisco, CA 94120. The toll-free telephone number is 1-888-560-5938. The Schwab Insurance Center may also be contacted via e-mail and the Internet as identified in the prospectus.

Series Account - the segregated investment account established by GWL&A under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Sub-Account - a division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value - will be equal to the Annuity Account Value on the Transaction Date of the surrender less Premium Tax, if any.

Transaction Date - the date on which any Contribution or Request from the Owner will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be valued on each day that the New York Stock Exchange is open for trading.

Transfer - the moving of money from and among the Sub- Account(s).

Valuation Date - the date on which the net asset value of each Portfolio is determined.

Valuation Period - the period between two successive Valuation Dates.


Section 2:        Ownership and Beneficiary Provisions
--------------------------------------------------------------------------------
       2.01  RIGHTS OF OWNER
While the Annuitant is living, the Owner has the sole and absolute power to exercise all rights and privileges in this Contract. Upon the death of an Owner or the Annuitant, the Death Benefit Provisions section will apply.

2.02  BENEFICIARY
The Owner may, while the Annuitant is living, designate or change a Beneficiary by written Request from time to time as provided below. If an Owner dies and the surviving Joint Owner is the surviving spouse of the deceased Owner, such surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Contract in force.

2.03  CONTINGENT BENEFICIARY
While the Annuitant is alive, the Owner may, by written Request, designate or change a Contingent Beneficiary from time to time. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary.

J444INDSA 6 2.04 DESIGNATION OF BENEFICIARY Unless changed as provided below, or as otherwise required by law, the Beneficiary (and the Contingent Beneficiary, if one is named) will be as shown on the Contract Data Page. Unless otherwise indicated, if more than one Beneficiary is designated, then each such Beneficiary so designated will share equally in any benefits and or rights granted by the Contract to such Beneficiary, or allowed by GWL&A. If the Beneficiary is a partnership, any benefits will be paid to the partnership as it existed at the time of the Owner's or the Annuitant's death. GWL&A may rely on an affidavit by any responsible person to identify a Beneficiary or verify the non-existence of a Beneficiary not identified by name.

2.05  CHANGE OF BENEFICIARY
The Owner may, while the Annuitant is living, change the Beneficiary by written Request. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

If an Owner dies before the date the Request was processed, the change will take effect as of the date of the Request, unless GWL&A has already made a payout or has otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except to the extent required by law.

2.06  DEATH OF BENEFICIARY
The interest of any Beneficiary who dies before an Owner or the Annuitant will terminate at the death of such Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner has indicated otherwise by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant.

2.07  SUCCESSIVE BENEFICIARIES
If an Owner dies, and the surviving Joint Owner is the surviving spouse of the deceased Owner, the surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Contract in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

2.08  ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Annuitant. GWL&A shall not be bound by any change of Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

2.09  CONTINGENT ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Contingent Annuitant. GWL&A shall not be bound by any change of Contingent Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Contingent Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

J444INDSA 7 2.10 CHANGE OF OWNERSHIP While the Annuitant is living, the Owner may, by written Request, change the ownership. GWL&A shall not be bound by any change of Ownership unless it is made in writing in a form satisfactory to GWL&A and recorded at the Schwab Insurance Center. A change of Ownership will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner. The change is subject to any action taken or payout made by GWL&A before the change was processed.

2.11  COLLATERAL ASSIGNMENT
The Owner can assign this Contract as collateral while the Annuitant is living. The interest of the assignee has priority over the interest of the Owner and the interest of any Beneficiary. Any amounts payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to GWL&A at the Schwab Insurance Center. Any assignment is subject to any action taken or payout made by GWL&A before the assignment was processed. GWL&A is not responsible for the validity of any assignment. An assignment, pledge or agreement to assign or pledge any portion of the Annuity Account Value generally will be treated as a distribution. It is recommended that a competent tax adviser be consulted prior to making such a change to this Contract.

2.12  OWNERSHIP OF SERIES ACCOUNT
GWL&A has absolute ownership of the assets of the Series Account. The portion of the assets of the Series Account equal to the reserves and other Contract liabilities with respect to the Series Account are not chargeable with liabilities arising out of any other business GWL&A may conduct. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited or charged against the Series Account without regard to GWL&A's other income gains or losses.

Section 3:        Contributions
--------------------------------------------------------------------------------

3.01  EFFECTIVE DATE
The Effective Date, shown on the Contract Data Page, is the date the initial Contribution is credited to the Annuity Account.

3.02  CONTRIBUTIONS
Contributions should be payable to Great-West Life & Annuity Insurance Company (GWL&A) at its Home Office or through the Schwab Insurance Center at any time during the Accumulation Period. All Contributions must be paid in a form acceptable to GWL&A. Coverage will begin on the Effective Date.

At any time after the Effective Date and during the lifetime of the Annuitant, before the Payout Commencement Date, the Owner may make additional Contributions. The minimum amount accepted after the initial Contribution is $500 except subsequent payments made via an Automatic Bank Draft Plan have a minimum of $100 per month. Total Contributions while this Contract is in force may exceed $1,000,000 with prior approval from GWL&A. GWL&A may modify these limitations.

If a purchase payment is cancelled or if a check for a Contribution is returned due to insufficient funds, the Owner will be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. GWL&A reserves the right to refrain from allocating Contributions to the selected Sub-Accounts until notification is received that the check for the Contribution has cleared.

J444INDSA 8 3.03 ALLOCATION OF CONTRIBUTIONS During the Right of Cancellation Period, all Contributions will be allocated in one or more of the Sub-Account(s) as specified in the application. During the Right of Cancellation Period, the Owner may re-allocate among the Sub-Accounts.

If the Contract is returned during the Right of Cancellation Period, it will be void from the start, and GWL&A will pay the Annuity Account Value as of the Transaction Date the Request for cancellation under the Right of Cancellation provision is received.

After the Right of Cancellation Period, subsequent Contributions will be allocated in the Annuity Account as Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

Section 4:        Account Value Provisions
--------------------------------------------------------------------------------

4.01  ANNUITY ACCOUNT VALUE
The Annuity Account Value for the Owner on any date during the Accumulation Period will be the sum of the values of the Sub-Accounts.

The value of the Owner's interest in a Sub-Account will be determined by multiplying the number of the Owner's Accumulation Units by the accumulation unit value for that Sub-Account.

4.02  ACCUMULATION UNITS
For each Contribution, the number of Accumulation Units credited for the Owner to a Sub-Account will be determined by dividing the amount of the Contribution, less Premium Tax, if any, by the accumulation unit value for that Sub-Account on the applicable Transaction Date.

4.03  ACCUMULATION UNIT VALUE
The initial accumulation unit value of each Sub-Account was established at $10. The accumulation unit value of a Sub-Account on a Valuation Date is calculated by multiplying the accumulation unit value as of the immediately preceding Valuation Date by the net investment factor as described in the Net Investment Factor provision below.

The dollar value of an Accumulation Unit will vary in amount depending on the investment experience of the Portfolio and charges taken from the Sub-Account.

4.04  NET INVESTMENT FACTOR
The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:
(a) is the net result of:
     (i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the current Valuation Period; plus
     (ii) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the applicable Eligible Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; minus or plus
     (iii) a per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account, which is determined by GWL&A to have resulted from the investment operations of the Sub-Account.

J444INDSA                                                                      9
(b)  is the net result of:
(i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus or plus
(ii) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period.
(c) is an amount representing the risk charge deducted from each Sub-Account on a daily basis, equal to an annual rate as shown in the Charges section on the Contract Data Page as a percentage of the daily net asset value of each Sub-Account. This charge will not exceed the maximum Mortality and Expense Charge shown on the Contract Data Page.

The net investment factor may be greater than, less than, or equal to one. Therefore, the accumulation unit value may increase, decrease or remain unchanged.

4.05  RISK CHARGE
The risk charge compensates GWL&A for its assumption of certain mortality and expense risks. The Mortality and Expense Charge is reflected in the unit values of each of the Sub-Accounts selected. As a result, this charge will continue to be applicable to any variable annuity payout option or periodic withdrawal option.

This charge is described above in the Net Investment Factor provision and the maximum Mortality and Expense Charge for the Death Benefit Option elected is shown on the Contract Data Page.

Section 5:        Transfer Provisions
--------------------------------------------------------------------------------

5.01  TRANSFERS
The Owner may make Transfers by Request.  The following provisions apply:
(a) At any time this Contract is in force the Owner, by Request, may Transfer all or a portion of the Annuity Account Value among the Sub-Accounts currently offered by GWL&A.
(b)    A Transfer will be effective upon the Transaction Date.
(c) GWL&A does not currently charge an administrative fee for Transfers. GWL&A reserves the right to impose a fee in the future for Transfers between Sub-Accounts.
(d) GWL&A reserves the right, in the future, to set minimum dollar amounts or minimum percentages of Annuity Account Value permitted to be Transferred from a Sub-Account; and
(e) GWL&A reserves the right, in the future, to set minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer.

5.02  DOLLAR COST AVERAGING
By Request, the Owner may elect Dollar Cost Averaging in order to purchase units of the Sub-Accounts over a period of time.

The Owner may Request to automatically Transfer a predetermined dollar amount, subject to GWL&A's minimum, at regular intervals from any one designated Sub-Account to one or more of the remaining, then available, Sub-Accounts. The unit value will be determined on the dates of the Transfers. The Owner must specify the percentage to be Transferred into each designated Sub-Account. Transfers may be set up on any one of the following frequency periods; monthly, quarterly, semiannually, or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. GWL&A will provide a list of Sub-Accounts eligible for Dollar Cost Averaging which may be modified from time to time.

The Owner may terminate Dollar Cost Averaging at any time by Request. Dollar Cost Averaging will terminate automatically upon the Annuity Commencement Date.

J444INDSA 10 Participation in Dollar Cost Averaging and the Rebalancer Option at the same time is not allowed. Participation in Dollar Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate Dollar Cost Averaging at any time.

5.03  THE REBALANCER OPTION
By Request, the Owner may elect the Rebalancer Option in order to automatically Transfer among the Sub-Accounts on a periodic basis. This type of automatic Transfer program automatically reallocates the Annuity Account Value to maintain a particular percentage allocation among Sub-Accounts selected by the Owner. The amount allocated to each Sub-Account will grow or decline at different rates depending on the investment experience of the Sub-Account.

The Owner may Request that rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request.

Rebalancing may also be set up on a quarterly, semiannual, or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected funds. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Annuity Account Value must be included.

The Owner must specify the percentage of Annuity Account Value to be allocated to each Sub-Account and the frequency of rebalancing. The Owner may terminate the Rebalancer Option at any time by Request. The Rebalancer Option will terminate automatically upon the Annuity Commencement Date.

Participation in the Rebalancer Option and Dollar Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

Section 6:        Death Benefit Provisions
--------------------------------------------------------------------------------

6.01  PAYMENT OF DEATH BENEFIT
Upon the death of an Owner or the Annuitant and while this Contract is in force, the death benefit will become payable in accordance with these provisions following GWL&A's receipt of a Request.

When an Owner or the Annuitant dies before the Annuity Commencement Date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date the Request for payment is received. However, on the date a payout option is processed, amounts in the Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by Request. Distribution of the death benefit may be Requested to be made as follows (subject to the distribution rules set forth below):
1. payment in a single sum; or
2. payout under any of the variable annuity options provided under the Contract.

The Death Benefit is determined by the Death Benefit Option selected when the Contract is issued, as shown on the Contract Data Page and whether the death of the Owner or Annuitant occurs before or after the annuity payouts commence.

J444INDSA 11 If the Owner or Annuitant dies after the date annuity payouts commence and before the entire interest has been distributed, the remaining annuity payouts payable will be paid to the Beneficiary under the payout option applicable on the date of death. The Beneficiary will not be allowed to change the method of distribution in effect on the date of the Owner's or Annuitant's death or to elect a new payout option; or

If the Owner or Annuitant dies before the date annuity payouts commence, GWL&A will pay proceeds to the Beneficiary according to the Death Benefit Option shown on the Contract Data Page.

6.02  DEATH BENEFIT OPTIONS
Death Benefit Option 1 - Return of Annuity Account Value
The Death Benefit will be equal to the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any.

Death Benefit Option 2 - Guaranteed Minimum Death Benefit The Death Benefit will be the greater of:
o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or o the sum of Contributions applied to the Contract as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

6.03  DISTRIBUTION RULES
If Annuitant Dies Before Annuity Commencement Date
Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, the death benefit provided under the Contract will be paid to the Beneficiary unless there is a surviving Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date, while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the death of an Owner provisions described below.

If an Owner Dies Before Annuity Commencement Date
If an Owner dies before the Annuity Commencement Date, and such Owner was the Annuitant, the following provisions shall apply:

     (1) If there is a Joint Owner (who is the surviving spouse of the deceased Owner) and a Contingent Annuitant, the Joint Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force;

     (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, the Annuitant and the Beneficiary, and may take the death benefit or elect to continue this Contract in force;

     (3) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner and/or the Contingent Annuitant are alive at the time of an Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and the Annuitant, and to continue the Contract in force.

J444INDSA                                                                    12

If an Owner dies before the Annuity Commencement Date, and such Owner was not the Annuitant, the following provisions shall apply:
     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may take the death benefit or elect to continue this Contract in force.

     (2) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner, the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and such Beneficiary Requests to become the Owner and the Annuitant and to continue the Contract in force.

     Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

(1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Contract in force.

     (2) If a non-spouse individual is the person entitled to receive benefits upon the Owner's death, such individual may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that: (a) such annuity is distributed in substantially equal installments over the life or life expectancy of such Beneficiary; and (b) such distributions begin not later than one year after the Owner's date of death. If no election is received by GWL&A from an individual non-spouse Beneficiary such that substantially equal installments have begun no later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death; or

     (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

The death benefit will be determined as of the date the payouts commence.

If Annuitant Dies After Annuity Commencement Date
Upon the death of the Annuitant (or any Owner/Annuitant) after the Annuity Commencement Date, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the annuity option then in effect.

If an Owner Dies After Annuity Commencement Date and While the Annuitant is
Living
Upon the death of an Owner after the Annuity Commencement Date and while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the annuity option then in effect. All of the Owner's rights granted under the Contract or allowed by GWL&A will pass to any surviving Joint Owner and, if none, to the Annuitant.


6.04  COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 72(s)
In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of Code Section 72(s), as amended from time to time, and any other applicable federal or state law, rules or regulations. These death benefit provisions will be interpreted and administered in accordance with such requirements.

J444INDSA                                                                   13
Section 7:        Surrenders and Partial Withdrawals
--------------------------------------------------------------------------------

7.01  SURRENDER BENEFIT
At any time prior to the date annuity payouts commence and subject to the provisions of this Contract, the Owner may surrender this Contract for the Surrender Value which will be computed as of the Transaction Date. GWL&A generally will pay the Surrender Value in a single sum within 7 days after receipt of the Request.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

7.02  PARTIAL WITHDRAWALS
The Owner may make a partial withdrawal from the Annuity Account Value at any time, by Request, prior to the date annuity payouts commence and subject to the terms of this Contract. The minimum partial withdrawal amount is $500. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

By Request, the Owner must elect the Sub-Account or a combination of them, from which a partial withdrawal is to be made and the amount to be withdrawn from each sub-account.

The Annuity Account Value will be reduced by the partial withdrawal amount.

The following terms apply:
(a) No partial withdrawals are permitted after the date annuity payouts commence.
(b) If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to commence, GWL&A may delay the Annuity Commencement Date by 30 days.
(c)   A partial withdrawal will be effective upon the Transaction Date.

7.03  POSTPONEMENT
If GWL&A receives a Request for surrender or partial withdrawal, GWL&A may postpone any cash payment from the Annuity Account Value, for no more than 7 days.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

J444INDSA                                                                   14
Section 8:        General Provisions
--------------------------------------------------------------------------------

8.01   ENTIRE CONTRACT
This Contract, Contract Data Page, tables, riders, application and amendments, if any, form the Entire Contract between the Owner and GWL&A. This Entire Contract supersedes all prior representations, statements, warranties, promises and agreements of any kind, whether oral or written, relating to the subject matter of this Contract. All statements in the application, made by an Owner or the Annuitant, in the absence of fraud, will be considered representations and not warranties.

8.02     ELECTRONIC DELIVERY OF INFORMATION
GWL&A will deliver information electronically only if the Owner has consented to receiving information in electronic form. GWL&A will use reasonable procedures to maintain the security of electronically delivered information. If the Owner has consented to receiving information electronically, the Owner will be assigned a personal folder where such information will be delivered. Information will be considered to be delivered to the Owner when it is placed in the Owner's personal folder. The Owner agrees to provide an e-mail address to GWL&A and to keep that e-mail address current. Upon notice to the Owner, GWL&A reserves the right to modify, suspend or terminate delivery of information in electronic form at any time.

8.03   CONTRACT MODIFICATION
This Contract may be modified only by written agreement between GWL&A and the Owner, except that upon 30 days notice to the Owner, GWL&A may at any time and without the consent of the Owner or any other person, modify this Contract as needed to conform to changes in tax or other law. Such modifications will become part of this Contract.

GWL&A will give the Owner notice of the discontinuance of any Eligible Fund or Series Account. If the Owner has elected electronic delivery of regulatory information, such notice will be posted on the website for the Schwab Insurance Center and sent to the Owner's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. Any such discontinuation, substitution or addition will be subject to compliance with any applicable regulatory requirements.In accordance with applicable law, GWL&A reserves the right to terminate, substitute, discontinue or add Sub-Accounts.

GWL&A may cease offering existing variable annuity payout options.

ONLY THE PRESIDENT, A VICE-PRESIDENT, OR THE SECRETARY OF GWL&A CAN MODIFY OR WAIVE ANY PROVISION OF THIS CONTRACT.

8.04  NON-PARTICIPATING
This Contract is non-participating. It is not eligible to share in GWL&A's divisible surplus.

8.05  MISSTATEMENT OF AGE
If the age of the Annuitant has been misstated, the annuity payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by GWL&A from the next payout or payouts. If payouts were too small, the difference with interest may be added by GWL&A to the next payout. This interest is at an annual effective rate which will not be less than the minimum interest rate allowed by law.

J444INDSA 15 8.06 REPORTS GWL&A will furnish the Owner, at least annually, a statement of the Annuity Account Value and the Surrender Value. If the Owner has elected electronic delivery of regulatory information, such notice will be posted in the Owner's personal folder on the website for the Schwab Insurance Center and notification will be sent to the Owner's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. The information in the report will be as of a date not more than one month prior to the date the report is sent. GWL&A will furnish the Owner copies of any other notices, reports or documents required by law.

8.07  NOTICE AND PROOF
If the Owner has elected electronic delivery of regulatory information, any notice or demand by GWL&A to or upon the Owner, or any other person, may be given by posting it in the Owner's Personal Folder and electronically mailing it to that person's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. In the event of the death of an Owner or the Annuitant, GWL&A will require proof of death.

Any application, report, Request, election, direction, notice or demand by the Owner, or any other person, must be made in a form satisfactory to GWL&A.

8.08  TAX CONSEQUENCES OF PAYOUTS
The Owner or Beneficiary, as the case may be, must determine the timing and amount of any benefit payable. Payments elected by the Owner in the form of periodic withdrawals, surrenders or partial withdrawals will be tax reported to the Owner. Annuity payouts are payable to the Annuitant and will be tax reported to the Annuitant. Payments made to a Beneficiary will be tax reported to the Beneficiary.

It is recommended that a competent tax adviser be consulted prior to obtaining any distribution from, or changing the ownership of this Contract. A 10% federal tax penalty may apply if a surrender, withdrawal, or distribution is taken prior to the taxpayer's attainment of age 59 1/2.

Nothing contained herein will be construed to be tax or legal advice.

8.09  CURRENCY
All Contributions and all transactions will be in the currency of the United States of America.

8.10  VOTING RIGHTS
GWL&A will vote the shares of an Eligible Fund. To the extent required by law, GWL&A will vote according to the instructions of the Owner in proportion to the interest in the Sub-Account. In such event, GWL&A will send proxy materials and form(s) to the Owner for a reply. If no reply is received by the date specified in the proxy materials, GWL&A will vote shares of the appropriate Eligible Fund in the same proportion as shares of the Eligible Fund for which replies have been received. During the Annuity Payout Period, the number of votes will decrease as the assets held to fund annuity payouts decrease. The Owner will be entitled to receive the proxy materials and form(s).

--------------------------------------------------------------------------------
Section 9:        Payout Options
--------------------------------------------------------------------------------

9.01  HOW TO ELECT
The Request of the Owner is required to elect, or change the election of, a payout option and must be received by GWL&A at least 30 days prior to the Annuity Commencement Date.

On the Annuity Commencement Date, the Annuity Account Value may be applied to any of the variable annuity payout options currently available.

J444INDSA 16 If an option has not been elected within 30 days of the Annuity Commencement Date, the Annuity Account Value will be applied under Variable Annuity Payout Option 1 to provide payouts for life with a guaranteed period of 20 years.

9.02  SELECTION OF PAYOUT OPTIONS
(a) If a single sum payment is elected, the amount to be paid is the Surrender Value.
(b) If a variable annuity payout option is elected, the amount to be applied is the Annuity Account Value as of the Annuity Commencement Date.
(c) The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If the amount is less than $2,000, GWL&A may pay the amount in a single sum subject to the Partial Withdrawals Provision. Payouts may be elected to be received on any of the following frequency periods: monthly, quarterly, semiannually, or annually.
(d) Payouts to be made under the annuity payout option selected must be at least $50. GWL&A reserves the right to make the payouts using the most frequent payout interval which produces a payout of not less than $50.
(e) The maximum amount that may be applied under any annuity payout option is $1,000,000, unless prior approval is obtained from GWL&A.
(f) For information on electing periodic withdrawals, refer to the Periodic Withdrawal Option section.

9.03  VARIABLE ANNUITY PAYOUT OPTIONS
The following variable annuity payout options are available:
(a)   Option 1:  Variable Life Annuity with Guaranteed Period
      Payouts for the guaranteed Annuity Payout Period elected or the lifetime of the Annuitant whichever is longer. The guaranteed Annuity Payout Period elected may be 5, 10, 15, or 20 years. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payouts at the same interval elected by the Owner. See Variable Life Annuity Tables.
(b)   Option 2:  Variable Life Annuity
      Payouts for the Annuitant's lifetime, without a guaranteed period.
      See Variable Life Annuity Tables.
(c)   Option 3:  Any Other Form
      Any other form of variable annuity payout option which is acceptable to GWL&A.

These variable annuity payout options are subject to the following provisions:
(1)   Amount of First Payout
      The first payout under a variable annuity payout option will be based on the value of each Sub-Account on the 1st Valuation Date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate from the Variable Life Annuity Tables to the amount applied under the payout option.

      The Variable Life Annuity Tables of this Contract illustrate the minimum payout amounts and the age adjustments that will be used to determine the first monthly payout under a variable annuity payout option. These tables show the dollar amount of the first monthly payout that can be purchased with each $1,000 of Annuity Account Value, after deduction of Premium Tax, if any. Amounts shown use the 1983 (a) for individual annuity mortality table, modified, with an assumed rate of return of 5% per year.

(2)   Annuity Units
      The number of Annuity Units paid to the Annuitant for each Sub-Account is determined by dividing the amount of the first payout by the sub-account's annuity unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

J444INDSA                                                                   17
(3)   Amount of Payouts after the First
      Payouts after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account.

      The Annuity Unit value for any Valuation Period for any Sub-Account is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the product of (A) and (B) where:
(A) is 0.999866337 raised to a power equal to the number of days in the current Valuation Period; and (B) is the Accumulation Unit value of the same Sub-Account for this Valuation Period divided by the Accumulation
                      Unit value of the same Sub-Account for the immediately preceding Valuation Period. GWL&A guarantees that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

(4)   Transfers After the Annuity Commencement Date
      Once variable annuity payouts have begun, the Owner may Transfer all or part of the Annuity Account Value from one Sub-Account to another. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the sub-account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units. The Contract's Transfer provisions will apply.

9.04  VARIABLE LIFE ANNUITY TABLES
The Variable Life Annuity Tables used in this Contract are dependent upon age. The amount of the first annuity payout will be based on an age adjustment that is a specified number of years younger than the Annuitant's current age. This age adjustment is as follows:
          Date of First Payout              Age Adjustment
          --------------------              --------------
           Prior to 2003                         0 years
           2003 through 2009                     I year
           2010 through 2016                     2 years
           2017 through 2023                     3 years
           2024 through 2030                     4 years
           2031 through 2037                     5 years
           2038 and later                        6 years

9.05  PERIODIC WITHDRAWAL OPTION
The Owner must Request that all or part of the Annuity Account Value be applied to a Periodic Withdrawal Option. While periodic withdrawals are being received:
o the Owner may keep the same Sub-Accounts as were in force before periodic withdrawals began; o charges and fees under this Contract continue to apply; and
o the Owner may continue to exercise all contractual rights that are available prior to electing a payout option, except that no Contributions may be made.

J444INDSA 18 9.06 HOW TO ELECT PERIODIC WITHDRAWALS The Request of the Owner is required to elect, or change the election of, the Periodic Withdrawal Option. The Owner must Request:
o the withdrawal frequency of either 12-, 6-, 3-, or 1-month intervals; o a withdrawal amount; a minimum of $100 is required; o the calendar month, day, and year on which withdrawals are to begin; o one Periodic Withdrawal Option; and o the allocation of withdrawals from the Sub-Account(s) as follows:
1) Prorate the amount to be paid across all Sub-Accounts in proportion to the assets in each sub-account; or 2) Select the Sub-Account(s) from which withdrawals will be made. Once the Sub-Accounts(s) have been depleted, GWL&A will automatically prorate the remaining withdrawals against all remaining available Sub-Accounts, unless the Owner Requests the selection of another Sub-Account.
The Owner may elect to change the withdrawal option and/or frequency once each calendar year. Periodic withdrawals will cease on the earlier of the date: o the amount elected to be paid under the option selected has been reduced to zero; o the Annuity Account Value is zero; o the Owner Requests that withdrawals stop; o the Owner purchases an annuity option; or o of death of an Owner or the Annuitant.

9.07 PERIODIC WITHDRAWAL OPTIONS AVAILABLE The Owner must elect one of these 3 withdrawal options:
1) Income for a Specified Period for at least thirty-six (36) months - The Owner elects the duration over which withdrawals will be made. The amount paid will vary based on the duration; or
2) Income of a Specified Amount for at least thirty-six (36) months - The Owner elects the dollar amount of the withdrawals. Based on the amount elected, the duration may vary; or
3) Any Other Form for a period of at least thirty-six (36) months - Any other form of periodic withdrawal which is acceptable to GWL&A.

J444INDSA                                                                    19




                           Variable Life Annuity Table

                                     FEMALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value








J401                                                                     Page 1
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20       4.28        4.28      4.28   4.28    4.28
    21       4.29        4.29      4.29   4.29    4.29
    22       4.30        4.30      4.30   4.30    4.30
    23       4.31        4.31      4.31   4.31    4.31
    24       4.33        4.33      4.32   4.32    4.32
    25       4.34        4.34      4.34   4.33    4.33
    26       4.35        4.35      4.35   4.35    4.34
    27       4.37        4.37      4.36   4.36    4.36
    28       4.38        4.38      4.38   4.37    4.37
    29       4.40        4.40      4.39   4.39    4.38
    30       4.41        4.41      4.41   4.41    4.40
    31       4.43        4.43      4.43   4.42    4.42
    32       4.45        4.45      4.45   4.44    4.43
    33       4.47        4.47      4.46   4.46    4.45
    34       4.49        4.49      4.49   4.48    4.47
    35       4.51        4.51      4.51   4.50    4.49
    36       4.54        4.53      4.53   4.52    4.51
    37       4.56        4.56      4.55   4.55    4.54
    38       4.59        4.58      4.58   4.57    4.56
    39       4.61        4.61      4.61   4.60    4.59
    40       4.64        4.64      4.64   4.63    4.61
    41       4.67        4.67      4.67   4.65    4.64
    42       4.71        4.70      4.70   4.69    4.67
    43       4.74        4.74      4.73   4.72    4.70
    44       4.78        4.77      4.77   4.75    4.73
    45       4.81        4.81      4.80   4.79    4.76
    46       4.86        4.85      4.84   4.82    4.80
    47       4.90        4.89      4.88   4.86    4.83
    48       4.94        4.94      4.93   4.90    4.87
    49       4.99        4.99      4.97   4.95    4.91
    50       5.04        5.04      5.02   4.99    4.95

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years   Years  Years
    51        5.10       5.09      5.07    5.04   5.00
    52        5.15       5.15      5.13    5.09   5.04
    53        5.21       5.21      5.18    5.14   5.09
    54        5.28       5.27      5.24    5.20   5.14
    55        5.35       5.34      5.31    5.26   5.19
    56        5.42       5.41      5.38    5.32   5.24
    57        5.50       5.48      5.45    5.39   5.30
    58        5.58       5.57      5.52    5.45   5.36
    59        5.67       5.65      5.60    5.53   5.41
    60        5.76       5.74      5.69    5.60   5.48
    61        5.86       5.84      5.78    5.68   5.54
    62        5.97       5.94      5.88    5.76   5.60
    63        6.08       6.06      5.98    5.85   5.66
    64        6.20       6.17      6.08    5.94   5.73
    65        6.34       6.30      6.20    6.03   5.79
    66        6.48       6.44      6.32    6.12   5.86
    67        6.63       6.58      6.45    6.22   5.92
    68        6.79       6.74      6.58    6.32   5.98
    69        6.97       6.91      6.72    6.43   6.04
    70        7.16       7.09      6.87    6.53   6.10
    71        7.36       7.28      7.03    6.63   6.15
    72        7.59       7.49      7.19    6.74   6.20
    73        7.83       7.71      7.36    6.84   6.25
    74        8.09       7.95      7.54    6.94   6.29
    75        8.38       8.21      7.72    7.04   6.33
    76        8.69       8.48      7.91    7.14   6.36
    77        9.02       8.77      8.10    7.22   6.39
    78        9.38       9.08      8.29    7.31   6.41
    79        9.77       9.41      8.48    7.38   6.44
    80       10.20       9.76      8.67    7.45   6.45

                                  J444INDSA 20






                           Variable Life Annuity Table

                                      MALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value






J401                                                                   Page 15
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20        4.34       4.34      4.34   4.34    4.33
    21        4.36       4.36      4.35   4.35    4.34
    22        4.37       4.37      4.37   4.36    4.35
    23        4.38       4.38      4.38   4.37    4.37
    24        4.40       4.40      4.39   4.39    4.38
    25        4.41       4.41      4.41   4.40    4.40
    26        4.43       4.43      4.42   4.42    4.41
    27        4.45       4.45      4.44   4.44    4.43
    28        4.47       4.46      4.46   4.45    4.45
    29        4.49       4.48      4.48   4.47    4.46
    30        4.51       4.50      4.50   4.49    4.48
    31        4.53       4.53      4.52   4.51    4.50
    32        4.55       4.55      4.54   4.54    4.53
    33        4.58       4.57      4.57   4.56    4.55
    34        4.60       4.60      4.59   4.59    4.57
    35        4.63       4.63      4.62   4.61    4.60
    36        4.66       4.66      4.65   4.64    4.62
    37        4.69       4.69      4.68   4.67    4.65
    38        4.72       4.72      4.71   4.70    4.68
    39        4.76       4.76      4.75   4.73    4.71
    40        4.80       4.79      4.78   4.76    4.74
    41        4.84       4.83      4.82   4.80    4.77
    42        4.88       4.87      4.86   4.84    4.80
    43        4.92       4.92      4.90   4.87    4.84
    44        4.97       4.96      4.94   4.91    4.87
    45        5.01       5.01      4.99   4.96    4.91
    46        5.06       5.06      5.04   5.00    4.95
    47        5.12       5.11      5.09   5.05    4.99
    48        5.17       5.16      5.14   5.09    5.04
    49        5.23       5.22      5.19   5.14    5.08
    50        5.30       5.28      5.25   5.20    5.13

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years  Years   Years
    51        5.36       5.35      5.31   5.25    5.17
    52        5.43       5.42      5.37   5.31    5.22
    53        5.50       5.49      5.44   5.37    5.27
    54        5.58       5.56      5.51   5.43    5.33
    55        5.66       5.64      5.59   5.50    5.38
    56        5.75       5.73      5.67   5.57    5.43
    57        5.84       5.82      5.75   5.64    5.49
    58        5.94       5.91      5.84   5.71    5.55
    59        6.05       6.02      5.93   5.79    5.60
    60        6.16       6.13      6.03   5.87    5.66
    61        6.28       6.24      6.13   5.96    5.72
    62        6.41       6.37      6.24   6.04    5.78
    63        6.55       6.50      6.36   6.13    5.84
    64        6.70       6.65      6.48   6.22    5.89
    65        6.86       6.80      6.61   6.31    5.95
    66        7.04       6.96      6.74   6.40    6.01
    67        7.22       7.13      6.88   6.50    6.06
    68        7.42       7.31      7.02   6.59    6.11
    69        7.63       7.51      7.17   6.68    6.16
    70        7.85       7.71      7.32   6.78    6.20
    71        8.09       7.92      7.47   6.87    6.24
    72        8.35       8.15      7.63   6.96    6.28
    73        8.62       8.39      7.79   7.04    6.32
    74        8.91       8.64      7.96   7.12    6.35
    75        9.22       8.91      8.13   7.20    6.37
    76        9.56       9.18      8.29   7.28    6.40
    77        9.91       9.48      8.46   7.35    6.42
    78       10.29       9.78      8.62   7.41    6.44
    79       10.70      10.10      8.79   7.47    6.45
    80       11.14      10.43      8.94   7.52    6.47

J444INDSA



FLEXIBLE PREMIUM VARIABLE ANNUITY.
Contributions may be made until the Annuity Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Contract Data Page unless changed as provided for in this Contract. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Contract. Non-Participating. Not eligible to share in GWL&A's divisible surplus.






                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111

J444MMF
                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111





                     FLEXIBLE PREMIUM VARIABLE GROUP ANNUITY


                 PLEASE READ THIS ANNUITY CERTIFICATE CAREFULLY.

ALL PAYOUTS AND VALUES BASED ON THE INVESTMENT EXPERIENCE OF THE ANNUITY ACCOUNT VALUE ARE VARIABLE, MAY INCREASE OR DECREASE ACCORDINGLY, AND ARE NOT GUARANTEED AS TO AMOUNT.

A 10% FEDERAL TAX PENALTY MAY APPLY IF A SURRENDER, WITHDRAWAL, OR DISTRIBUTION IS TAKEN PRIOR TO THE TAXPAYER'S ATTAINMENT OF AGE 59 1/2.

RIGHT OF CANCELLATION 10 DAY RIGHT TO EXAMINE CERTIFICATE. IF NOT SATISFIED WITH THE CERTIFICATE, RETURN IT TO GWL&A OR THE SCHWAB INSURANCE CENTER WITHIN 10 DAYS OF RECEIVING IT. THE CERTIFICATE WILL BE VOID FROM THE START, AND GWL&A WILL REFUND THE GREATER OF: 1) CONTRIBUTIONS (LESS ANY SURRENDERS, WITHDRAWALS, AND DISTRIBUTIONS TAKEN DURING THE RIGHT OF CANCELLATION PERIOD); OR 2) THE ANNUITY ACCOUNT VALUE.

FLEXIBLE PREMIUM VARIABLE GROUP ANNUITY.
Contributions may be made until the Payout Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Certificate Data Page unless changed as provided for in this Certificate. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Certificate. Non-Participating. Not eligible to share in GWL&A's divisible surplus.


Signed for Great-West Life & Annuity Insurance Company on the issuance of this Certificate.

[OBJECT OMITTED]                [OBJECT OMITTED]
D.C. Lennox,                    W.T. McCallum,
Secretary                       President and Chief Executive Officer

J444MMF
1
                              CERTIFICATE DATA PAGE

ANNUITY INFORMATION
Annuity Certificate Number:          1234567
Effective Date:                      March 1, 2000
Status of Annuity:                   Non-Qualified
Initial Contribution:                $50,000
Annuity Commencement Date:  March 1, 2010


ANNUITANT INFORMATION
Annuitant:                          JOHN C. DOE
Date of Birth:                      March 22, 1942
Tax ID Number:                      ###-##-####

OWNER INFORMATION
Owner:                      JOHN C. DOE
Date of Birth:              April 1, 1944
Tax ID Number:              111-11-1111
Joint Owner:                JANE B. DOE
Date of Birth:              November 12, 1948
Tax ID Number:              ###-##-####

Contingent Annuitant:      DAVID J. DOE
Date of Birth:                      June 6, 1964
Tax ID Number:                      ###-##-####

                      CHARGES AND DEATH BENEFIT INFORMATION

DEATH BENEFIT: The Owner has elected Death Benefit Option 1: Return of Annuity Account Value. As described in the Death Benefit Provisions, the Death Benefit payable under this Certificate will be equal to the Annuity Account Value as of the date the Request for payout is received, less Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 1:      .65%

                                                             OR

DEATH BENEFIT: The Owner has elected Death Benefit Option 2: Guaranteed Minimum Death Benefit. As described in the Death Benefit Provisions, the Death Benefit payable under this Certificate will be the greater of: o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or o the sum of Contributions applied to the Certificate as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 2:      .70%


                             CERTIFICATE INFORMATION

This Certificate Data Page, together with the Initial Premium Allocation Confirmation, reflects the information with which your Certificate has been established as of the Effective Date. If any information on this page needs to be changed or corrected, please contact the Schwab Insurance Center as identified in the prospectus.

                            POLICYHOLDER INFORMATION
                       Policyholder [Trustees of ABC Bank]

J444MMF                                                                     2
                             BENEFICIARY INFORMATION


Beneficiary:                     Sally Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####


Contingent Beneficiary:          Sammy Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####

J444MMF                                                                       3


                                                         Table of Contents                              Page
------------------------------------------------------------------------------------------------------------

                  CERTIFICATE DATA.........................................................................1

Section 1         DEFINITIONS..............................................................................3

Section 2         OWNERSHIP AND BENEFICIARY PROVISIONS.....................................................5

Section 3         CONTRIBUTIONS............................................................................7

Section 4         ACCOUNT VALUE PROVISIONS.................................................................8

Section 5         TRANSFERS PROVISIONS.....................................................................9

Section 6         DEATH BENEFIT PROVISIONS................................................................10

Section 7         SURRENDERS AND PARTIAL WITHDRAWALS......................................................13

Section 8         GENERAL PROVISIONS......................................................................14

Section 9         PAYOUT OPTIONS..........................................................................15



Section 1:                 Definitions
--------------------------------------------------------------------------------

Accumulation Period - the time period between the Effective Date and the Annuity Commencement Date.

Accumulation Unit - an accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.

Annuitant - the person named in the application and in the Certificate Data Page upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, then the Annuitant will be considered the primary Annuitant.

Annuity Account - an account that reflects the total value of the Owner's Sub-Accounts.

Annuity Account Value - the sum of the values of the Sub-Accounts credited to the Owner under the Annuity Account. The Annuity Account Value is credited with a return based upon the investment experience of the Investment Division(s) selected by the Owner and will increase or decrease accordingly.

Annuity Commencement Date - the date annuity payouts begin.

Annuity Payout Period - the period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under this Certificate.

Annuity Unit - an accounting measure used to determine the dollar value of any variable annuity payout after the first annuity payout is made.

J444MMF 4 Automatic Bank Draft Plan - a plan provided to the Owner to allow for automatic payment of Contributions. The Contribution amount will be withdrawn from a pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - the person(s) designated by the Owner to receive death proceeds which may become payable upon the death of an Owner or the Annuitant. If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will be deemed to be the Beneficiary upon such Owner's death and may take the death benefit or elect to continue this Certificate in force. The Beneficiary is shown on the Certificate Data Page unless later changed by the Owner.

Certificate - the document issued to the Owner which specifies the rights and obligations of the Owner.

Contingent Annuitant - the person named in the application who will become the Annuitant upon the death of the primary Annuitant. The Contingent Annuitant is the person named in the Certificate Data Page, unless later changed by Request while the primary Annuitant is alive and before annuity payouts have commenced.

Contingent Beneficiary - the person designated by the Owner to become the Beneficiary when the primary Beneficiary dies.

Contract - the document issued to the Policyholder which specifies the rights and obligations of the Policyholder.

Contributions - purchase amounts received and allocated to the Sub-Account(s) prior to any Premium Tax or other deductions.

Effective Date - the date on which the first Contribution is credited to the Annuity Account.

GWL&A - Great-West Life & Annuity Insurance Company, the issuer and underwriter for this Certificate.

Home Office - The principal office of GWL&A located at 8515 East Orchard Road, Greenwood Village, Colorado, 80111, or an institution designated by GWL&A.

Non-qualified Annuity Certificate - an annuity Certificate which is not intended to be a part of a qualified retirement plan and is not intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended. This Certificate may only be issued as a Non-qualified Annuity Certificate.

Owner (Joint Owners) - the person or persons named on the Certificate Data Page. The Owner is entitled to exercise all rights and privileges under the Certificate while the Annuitant is living, except as reserved by the Policyholder. Joint Owners must be one another's spouse as of the Effective Date. The Annuitant will be the Owner unless otherwise indicated in the application.

Payout Commencement Date - the date on which annuity payouts or periodic withdrawals begin under a payout option. If a Payout Commencement Date is not shown on the Certificate Data Page, annuity payouts will begin on the Annuitant's 91st birthday. The Payout Commencement Date may be changed by the Owner prior to commencement of annuity payouts.

Policyholder - the organization entering into the Contract and whose name appears on the Certificate Data Page as the Policyholder.

Portfolio - a registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

J444MMF 5 Premium Tax - the amount of tax, if any, charged by a state or other governmental authority. Premium Tax will be deducted from Contributions or the Annuity Account Value when incurred by GWL&A or at another time of GWL&A's choosing

Request - any instruction in a form, written, telephoned, electronic or computerized, satisfactory to GWL&A and received at the Schwab Insurance Center (or other service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to GWL&A) or the Beneficiary, (as applicable) as required by any provision of this Certificate or as required by GWL&A. The Request is subject to any action taken or payout made by GWL&A before it was processed.

Schwab Insurance Center - P.O. Box 7666, San Francisco, CA 94120. The toll-free telephone number is 1-888-560-5938. The Schwab Insurance Center may also be contacted via e-mail and the Internet as identified in the prospectus.

Series Account - the segregated investment account established by GWL&A under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Sub-Account - a division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value - will be equal to the Annuity Account Value on the Transaction Date of the surrender less Premium Tax, if any.

Transaction Date - the date on which any Contribution or Request from the Owner will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be valued on each day that the New York Stock Exchange is open for trading.

Transfer - the moving of money from and among the Sub- Account(s).

Valuation Date - the date on which the net asset value of each Portfolio is determined.

Valuation Period - the period between two successive Valuation Dates.


Section 2:                 Ownership and Beneficiary Provisions
--------------------------------------------------------------------------------

       2.01  RIGHTS OF OWNER
While the Annuitant is living, the Owner has the sole and absolute power to exercise all rights and privileges in this Certificate. Upon the death of an Owner or the Annuitant, the Death Benefit Provisions section will apply.

2.02  BENEFICIARY
The Owner may, while the Annuitant is living, designate or change a Beneficiary by written Request from time to time as provided below. If an Owner dies and the surviving Joint Owner is the surviving spouse of the deceased Owner, such surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Certificate in force.

2.03  CONTINGENT BENEFICIARY
While the Annuitant is alive, the Owner may, by written Request, designate or change a Contingent Beneficiary from time to time. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary.

J444MMF 6 2.04 DESIGNATION OF BENEFICIARY Unless changed as provided below, or as otherwise required by law, the Beneficiary (and the Contingent Beneficiary, if one is named) will be as shown on the Certificate Data Page. Unless otherwise indicated, if more than one Beneficiary is designated, then each such Beneficiary so designated will share equally in any benefits and or rights granted by the Certificate to such Beneficiary, or allowed by GWL&A. If the Beneficiary is a partnership, any benefits will be paid to the partnership as it existed at the time of the Owner's or the Annuitant's death. GWL&A may rely on an affidavit by any responsible person to identify a Beneficiary or verify the non-existence of a Beneficiary not identified by name.

2.05  CHANGE OF BENEFICIARY
The Owner may, while the Annuitant is living, change the Beneficiary by written Request. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

If an Owner dies before the date the Request was processed, the change will take effect as of the date of the Request, unless GWL&A has already made a payout or has otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except to the extent required by law.

2.06  DEATH OF BENEFICIARY
The interest of any Beneficiary who dies before an Owner or the Annuitant will terminate at the death of such Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner has indicated otherwise by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant.

2.07  SUCCESSIVE BENEFICIARIES
If an Owner dies, and the surviving Joint Owner is the surviving spouse of the deceased Owner, the surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Certificate in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

2.08  ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Annuitant. GWL&A shall not be bound by any change of Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

2.09  CONTINGENT ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Contingent Annuitant. GWL&A shall not be bound by any change of Contingent Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Contingent Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

J444MMF 7 2.10 CHANGE OF OWNERSHIP While the Annuitant is living, the Owner may, by written Request, change the ownership. GWL&A shall not be bound by any change of Ownership unless it is made in writing in a form satisfactory to GWL&A and recorded at the Schwab Insurance Center. A change of Ownership will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner. The change is subject to any action taken or payout made by GWL&A before the change was processed.

2.11  COLLATERAL ASSIGNMENT
The Owner can assign this Certificate as collateral while the Annuitant is living. The interest of the assignee has priority over the interest of the Owner and the interest of any Beneficiary. Any amounts payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to GWL&A at the Schwab Insurance Center. Any assignment is subject to any action taken or payout made by GWL&A before the assignment was processed. GWL&A is not responsible for the validity of any assignment. An assignment, pledge or agreement to assign or pledge any portion of the Annuity Account Value generally will be treated as a distribution. It is recommended that a competent tax adviser be consulted prior to making such a change to this Certificate.

2.12  OWNERSHIP OF SERIES ACCOUNT
GWL&A has absolute ownership of the assets of the Series Account. The portion of the assets of the Series Account equal to the reserves and other Contract liabilities with respect to the Series Account are not chargeable with liabilities arising out of any other business GWL&A may conduct. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited or charged against the Series Account without regard to GWL&A's other income gains or losses.

Section 3:                 Contributions
--------------------------------------------------------------------------------

3.01  EFFECTIVE DATE
The Effective Date, shown on the Certificate Data Page, is the date the initial Contribution is credited to the Annuity Account.

3.02  CONTRIBUTIONS
Contributions should be payable to Great-West Life & Annuity Insurance Company (GWL&A) at its Home Office or through the Schwab Insurance Center at any time during the Accumulation Period. All Contributions must be paid in a form acceptable to GWL&A. Coverage will begin on the Effective Date.

At any time after the Effective Date and during the lifetime of the Annuitant, before the Payout Commencement Date, the Owner may make additional Contributions. The minimum amount accepted after the initial Contribution is $500 except subsequent payments made via an Automatic Bank Draft Plan have a minimum of $100 per month. Total Contributions while this Certificate is in force may exceed $1,000,000 with prior approval from GWL&A. GWL&A may modify these limitations.

If a purchase payment is cancelled or if a check for a Contribution is returned due to insufficient funds, the Owner will be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. GWL&A reserves the right to refrain from allocating Contributions to the selected Sub-Accounts until notification is received that the check for the Contribution has cleared.

J444MMF 8 3.03 ALLOCATION OF CONTRIBUTIONS During the Right of Cancellation Period, all Contributions will first be allocated to the Money Market Sub-Account and will remain there until the next Transaction Date following end of the Right of Cancellation Period plus five calendar days. On that date, the Annuity Account Value held in the Money Market Sub-Account will be allocated to the Sub-Accounts selected by the Owner. During the Right of Cancellation Period, the Owner may re-allocate among the Sub-Accounts.

If the Certificate is returned during the Right of Cancellation Period, it will be void from the start, and GWL&A will refund the greater of: 1) Contributions (less any surrenders, withdrawals, and distributions taken during the Right of Cancellation Period); or 2) the Annuity Account Value.

After the Right of Cancellation Period, subsequent Contributions will be allocated in the Annuity Account as Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

Section 4:                 Account Value Provisions
--------------------------------------------------------------------------------

4.01  ANNUITY ACCOUNT VALUE
The Annuity Account Value for the Owner on any date during the Accumulation Period will be the sum of the values of the Sub-Accounts.

The value of the Owner's interest in a Sub-Account will be determined by multiplying the number of the Owner's Accumulation Units by the accumulation unit value for that Sub-Account.

4.02  ACCUMULATION UNITS
For each Contribution, the number of Accumulation Units credited for the Owner to a Sub-Account will be determined by dividing the amount of the Contribution, less Premium Tax, if any, by the accumulation unit value for that Sub-Account on the applicable Transaction Date.

4.03  ACCUMULATION UNIT VALUE
The initial accumulation unit value of each Sub-Account was established at $10. The accumulation unit value of a Sub-Account on a Valuation Date is calculated by multiplying the accumulation unit value as of the immediately preceding Valuation Date by the net investment factor as described in the Net Investment Factor provision below.

The dollar value of an Accumulation Unit will vary in amount depending on the investment experience of the Portfolio and charges taken from the Sub-Account.

4.04  NET INVESTMENT FACTOR
The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:
(a) is the net result of:
     (i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the current Valuation Period; plus
     (ii) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the applicable Eligible Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; minus or plus
     (iii) a per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account, which is determined by GWL&A to have resulted from the investment operations of the Sub-Account.

J444MMF                                                                        9
(b)  is the net result of:
(i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus or plus
(ii) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period.
(c) is an amount representing the risk charge deducted from each Sub-Account on a daily basis, equal to an annual rate as shown in the Charges section on the Certificate Data Page as a percentage of the daily net asset value of each Sub-Account. This charge will not exceed the maximum Mortality and Expense Charge shown on the Certificate Data Page.

The net investment factor may be greater than, less than, or equal to one. Therefore, the accumulation unit value may increase, decrease or remain unchanged.

4.05  RISK CHARGE
The risk charge compensates GWL&A for its assumption of certain mortality and expense risks. The Mortality and Expense Charge is reflected in the unit values of each of the Sub-Accounts selected. As a result, this charge will continue to be applicable to any variable annuity payout option or periodic withdrawal option.

This charge is described above in the Net Investment Factor provision and the maximum Mortality and Expense Charge for the Death Benefit Option elected is shown on the Certificate Data Page.

Section 5:                 Transfer Provisions
--------------------------------------------------------------------------------

5.01  TRANSFERS
The Owner may make Transfers by Request.  The following provisions apply:
(a) At any time this Certificate is in force the Owner, by Request, may Transfer all or a portion of the Annuity Account Value among the Sub-Accounts currently offered by GWL&A.
(b)      A Transfer will be effective upon the Transaction Date.
(c) GWL&A does not currently charge an administrative fee for Transfers. GWL&A reserves the right to impose a fee in the future for Transfers between Sub-Accounts.
(d) GWL&A reserves the right, in the future, to set minimum dollar amounts or minimum percentages of Annuity
       Account Value permitted to be Transferred from a Sub-Account; and
(e) GWL&A reserves the right, in the future, to set minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer.

5.02  DOLLAR COST AVERAGING
By Request, the Owner may elect Dollar Cost Averaging in order to purchase units of the Sub-Accounts over a period of time.

The Owner may Request to automatically Transfer a predetermined dollar amount, subject to GWL&A's minimum, at regular intervals from any one designated Sub-Account to one or more of the remaining, then available, Sub-Accounts. The unit value will be determined on the dates of the Transfers. The Owner must specify the percentage to be Transferred into each designated Sub-Account. Transfers may be set up on any one of the following frequency periods; monthly, quarterly, semiannually, or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. GWL&A will provide a list of Sub-Accounts eligible for Dollar Cost Averaging which may be modified from time to time.

The Owner may terminate Dollar Cost Averaging at any time by Request. Dollar Cost Averaging will terminate automatically upon the Annuity Commencement Date.

J444MMF 10 Participation in Dollar Cost Averaging and the Rebalancer Option at the same time is not allowed. Participation in Dollar Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate Dollar Cost Averaging at any time.

5.03  THE REBALANCER OPTION
By Request, the Owner may elect the Rebalancer Option in order to automatically Transfer among the Sub-Accounts on a periodic basis. This type of automatic Transfer program automatically reallocates the Annuity Account Value to maintain a particular percentage allocation among Sub-Accounts selected by the Owner. The amount allocated to each Sub-Account will grow or decline at different rates depending on the investment experience of the Sub-Account.

The Owner may Request that rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request.

Rebalancing may also be set up on a quarterly, semiannual, or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected funds. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Annuity Account Value must be included.

The Owner must specify the percentage of Annuity Account Value to be allocated to each Sub-Account and the frequency of rebalancing. The Owner may terminate the Rebalancer Option at any time by Request. The Rebalancer Option will terminate automatically upon the Annuity Commencement Date.

Participation in the Rebalancer Option and Dollar Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

Section 6:                 Death Benefit Provisions
--------------------------------------------------------------------------------

6.01  PAYMENT OF DEATH BENEFIT
Upon the death of an Owner or the Annuitant and while this Certificate is in force, the death benefit will become payable in accordance with these provisions following GWL&A's receipt of a Request.

When an Owner or the Annuitant dies before the Annuity Commencement Date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date the Request for payment is received. However, on the date a payout option is processed, amounts in the Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by Request. Distribution of the death benefit may be Requested to be made as follows (subject to the distribution rules set forth below):
1. payment in a single sum; or
2. payout under any of the variable annuity options provided under the Certificate.

The Death Benefit is determined by the Death Benefit Option selected when the Certificate is issued, as shown on the Certificate Data Page and whether the death of the Owner or Annuitant occurs before or after the annuity payouts commence.

J444MMF 11 If the Owner or Annuitant dies after the date annuity payouts commence and before the entire interest has been distributed, the remaining annuity payouts payable will be paid to the Beneficiary under the payout option applicable on the date of death. The Beneficiary will not be allowed to change the method of distribution in effect on the date of the Owner's or Annuitant's death or to elect a new payout option; or

If the Owner or Annuitant dies before the date annuity payouts commence, GWL&A will pay proceeds to the Beneficiary according to the Death Benefit Option shown on the Certificate Data Page.

6.02  DEATH BENEFIT OPTIONS
Death Benefit Option 1 - Return of Annuity Account Value
The Death Benefit will be equal to the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any.

Death Benefit Option 2 - Guaranteed Minimum Death Benefit The Death Benefit will be the greater of:
o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or o the sum of Contributions applied to the Certificate as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

6.03  DISTRIBUTION RULES
If Annuitant Dies Before Annuity Commencement Date
Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, the death benefit provided under the Certificate will be paid to the Beneficiary unless there is a surviving Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date, while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Certificate will be subject to the death of an Owner provisions described below.

If an Owner Dies Before Annuity Commencement Date
If an Owner dies before the Annuity Commencement Date, and such Owner was the Annuitant, the following provisions shall apply:

     (1) If there is a Joint Owner (who is the surviving spouse of the deceased Owner) and a Contingent Annuitant, the Joint Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Certificate will continue in force;

     (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, the Annuitant and the Beneficiary, and may take the death benefit or elect to continue this Certificate in force;

     (3) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner and/or the Contingent Annuitant are alive at the time of an Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and the Annuitant, and to continue the Certificate in force.

J444MMF                                                                      12

If an Owner dies before the Annuity Commencement Date, and such Owner was not the Annuitant, the following provisions shall apply:
     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may take the death benefit or elect to continue this Certificate in force.

     (2) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner, the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and such Beneficiary Requests to become the Owner and the Annuitant and to continue the Certificate in force.

     Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

(1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Certificate in force.

     (2) If a non-spouse individual is the person entitled to receive benefits upon the Owner's death, such individual may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payout under any of the variable annuity options available under the Certificate, provided that: (a) such annuity is distributed in substantially equal installments over the life or life expectancy of such Beneficiary; and (b) such distributions begin not later than one year after the Owner's date of death. If no election is received by GWL&A from an individual non-spouse Beneficiary such that substantially equal installments have begun no later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death; or

     (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

The death benefit will be determined as of the date the payouts commence.

If Annuitant Dies After Annuity Commencement Date
Upon the death of the Annuitant (or any Owner/Annuitant) after the Annuity Commencement Date, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the annuity option then in effect.

If an Owner Dies After Annuity Commencement Date and While the Annuitant is
Living
Upon the death of an Owner after the Annuity Commencement Date and while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the annuity option then in effect. All of the Owner's rights granted under the Certificate or allowed by GWL&A will pass to any surviving Joint Owner and, if none, to the Annuitant.


6.04  COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 72(s)
In any event, no payout of benefits provided under the Certificate will be allowed that does not satisfy the requirements of Code Section 72(s), as amended from time to time, and any other applicable federal or state law, rules or regulations. These death benefit provisions will be interpreted and administered in accordance with such requirements.

J444MMF                                                                     13
Section 7:                 Surrenders and Partial Withdrawals
--------------------------------------------------------------------------------

7.01  SURRENDER BENEFIT
At any time prior to the date annuity payouts commence and subject to the provisions of this Certificate, the Owner may surrender this Certificate for the Surrender Value which will be computed as of the Transaction Date. GWL&A generally will pay the Surrender Value in a single sum within 7 days after receipt of the Request.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

7.02  PARTIAL WITHDRAWALS
The Owner may make a partial withdrawal from the Annuity Account Value at any time, by Request, prior to the date annuity payouts commence and subject to the terms of this Certificate. The minimum partial withdrawal amount is $500. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

By Request, the Owner must elect the Sub-Account or a combination of them, from which a partial withdrawal is to be made and the amount to be withdrawn from each sub-account.

The Annuity Account Value will be reduced by the partial withdrawal amount.

The following terms apply:
(a) No partial withdrawals are permitted after the date annuity payouts commence.
(b) If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to commence, GWL&A may delay the Annuity Commencement Date by 30 days.
(c)      A partial withdrawal will be effective upon the Transaction Date.

7.03  POSTPONEMENT
If GWL&A receives a Request for surrender or partial withdrawal, GWL&A may postpone any cash payment from the Annuity Account Value, for no more than 7 days.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

J444MMF                                                                     14
Section 8:                 General Provisions
--------------------------------------------------------------------------------

8.01   ENTIRE CONTRACT
This Certificate, Certificate Data Page, tables, riders, application and amendments, if any, form the Entire Contract between the Owner and GWL&A. This Entire Contract supersedes all prior representations, statements, warranties, promises and agreements of any kind, whether oral or written, relating to the subject matter of this Certificate. All statements in the application, made by an Owner or the Annuitant, in the absence of fraud, will be considered representations and not warranties.

8.02     ELECTRONIC DELIVERY OF INFORMATION
GWL&A will deliver information electronically only if the Owner has consented to receiving information in electronic form. GWL&A will use reasonable procedures to maintain the security of electronically delivered information. If the Owner has consented to receiving information electronically, the Owner will be assigned a personal folder where such information will be delivered. Information will be considered to be delivered to the Owner when it is placed in the Owner's personal folder. The Owner agrees to provide an e-mail address to GWL&A and to keep that e-mail address current. Upon notice to the Owner, GWL&A reserves the right to modify, suspend or terminate delivery of information in electronic form at any time.

8.03   CERTIFICATE MODIFICATION
This Certificate may be modified only by written agreement between GWL&A, the Policyholder, and the Owner, except that upon 30 days notice to the Owner, GWL&A may at any time and without the consent of the Owner or any other person, modify this Certificate as needed to conform to changes in tax or other law. Such modifications will become part of this Certificate.

GWL&A will give the Owner notice of the discontinuance of any Eligible Fund or Series Account. If the Owner has elected electronic delivery of regulatory information, such notice will be posted on the website for the Schwab Insurance Center and sent to the Owner's last known e-mail address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. Any such discontinuation, substitution or addition will be subject to compliance with any applicable regulatory requirements. In accordance with applicable law, GWL&A reserves the right to terminate, substitute, discontinue or add Sub-Accounts.

GWL&A may cease offering existing variable annuity payout options.

ONLY THE PRESIDENT, A VICE-PRESIDENT, OR THE SECRETARY OF GWL&A CAN MODIFY OR WAIVE ANY PROVISION OF THIS CERTIFICATE.

8.04  NON-PARTICIPATING
This Certificate is non-participating. It is not eligible to share in GWL&A's divisible surplus.

8.05  MISSTATEMENT OF AGE
If the age of the Annuitant has been misstated, the annuity payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by GWL&A from the next payout or payouts. If payouts were too small, the difference with interest may be added by GWL&A to the next payout. This interest is at an annual effective rate which will not be less than the minimum interest rate allowed by law.

J444MMF 15 8.06 REPORTS GWL&A will furnish the Owner, at least annually, a statement of the Annuity Account Value and the Surrender Value. If the Owner has elected electronic delivery of regulatory information, such notice will be posted in the Owner's personal folder on the website for the Schwab Insurance Center and notification will be sent to the Owner's last known e-mail address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. The information in the report will be as of a date not more than one month prior to the date the report is sent. GWL&A will furnish the Owner copies of any other notices, reports or documents required by law.

8.07  NOTICE AND PROOF
If the Owner has elected electronic delivery of regulatory information, any notice or demand by GWL&A to or upon the Owner, or any other person, may be given by posting it in the Owner's Personal Folder and electronically mailing it to that person's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. In the event of the death of an Owner or the Annuitant, GWL&A will require proof of death.

Any application, report, Request, election, direction, notice or demand by the Owner, or any other person, must be made in a form satisfactory to GWL&A.

8.08  TAX CONSEQUENCES OF PAYOUTS
The Owner or Beneficiary, as the case may be, must determine the timing and amount of any benefit payable. Payments elected by the Owner in the form of periodic withdrawals, surrenders or partial withdrawals will be tax reported to the Owner. Annuity payouts are payable to the Annuitant and will be tax reported to the Annuitant. Payments made to a Beneficiary will be tax reported to the Beneficiary.

It is recommended that a competent tax adviser be consulted prior to obtaining any distribution from, or changing the ownership of this Certificate. A 10% federal tax penalty may apply if a surrender, withdrawal, or distribution is taken prior to the taxpayer's attainment of age 59 1/2.

Nothing contained herein will be construed to be tax or legal advice.

8.09  CURRENCY
All Contributions and all transactions will be in the currency of the United States of America.

8.10  VOTING RIGHTS
GWL&A will vote the shares of an Eligible Fund. To the extent required by law, GWL&A will vote according to the instructions of the Owner in proportion to the interest in the Sub-Account. In such event, GWL&A will send proxy materials and form(s) to the Owner for a reply. If no reply is received by the date specified in the proxy materials, GWL&A will vote shares of the appropriate Eligible Fund in the same proportion as shares of the Eligible Fund for which replies have been received. During the Annuity Payout Period, the number of votes will decrease as the assets held to fund annuity payouts decrease. The Owner will be entitled to receive the proxy materials and form(s).

--------------------------------------------------------------------------------
Section 9:                 Payout Options
--------------------------------------------------------------------------------

9.01  HOW TO ELECT
The Request of the Owner is required to elect, or change the election of, a payout option and must be received by GWL&A at least 30 days prior to the Annuity Commencement Date.

On the Annuity Commencement Date, the Annuity Account Value may be applied to any of the variable annuity payout options currently available.

J444MMF 16 If an option has not been elected within 30 days of the Annuity Commencement Date, the Annuity Account Value will be applied under Variable Annuity Payout Option 1: Variable Life Annuity with Guaranteed Period, to provide payouts for life with a guaranteed period of 20 years.

9.02  SELECTION OF PAYOUT OPTIONS
(a) If a single sum payment is elected, the amount to be paid is the Surrender Value.
(b) If a variable annuity payout option is elected, the amount to be applied is the Annuity Account Value as of the Annuity Commencement Date.
(c) The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If the amount is less than $2,000, GWL&A may pay the amount in a single sum subject to the Partial Withdrawals Provision. Payouts may be elected to be received on any of the following frequency periods: monthly, quarterly, semiannually, or annually.
(d) Payouts to be made under the annuity payout option selected must be at least $50. GWL&A reserves the right to make the payouts using the most frequent payout interval which produces a payout of not less than $50.
(e) The maximum amount that may be applied under any annuity payout option is $1,000,000, unless prior approval is obtained from GWL&A.
(f) For information on electing periodic withdrawals, refer to the Periodic Withdrawal Option section.

9.03  VARIABLE ANNUITY PAYOUT OPTIONS
The following variable annuity payout options are available:
(a)   Option 1:  Variable Life Annuity with Guaranteed Period
      Payouts for the guaranteed Annuity Payout Period elected or the lifetime of the Annuitant whichever is longer. The guaranteed Annuity Payout Period elected may be 5, 10, 15, or 20 years. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payouts at the same interval elected by the Owner. See Variable Life Annuity Tables.
(b)   Option 2:  Variable Life Annuity
      Payouts for the Annuitant's lifetime, without a guaranteed period. See Variable Life Annuity Tables.
(c)   Option 3:  Any Other Form
      Any other form of variable annuity payout option which is acceptable to GWL&A.

These variable annuity payout options are subject to the following provisions:
(1)   Amount of First Payout
      The first payout under a variable annuity payout option will be based on the value of each Sub-Account on the 1st Valuation Date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate from the Variable Life Annuity Tables to the amount applied under the payout option.

      The Variable Life Annuity Tables of this Certificate illustrate the minimum payout amounts and the age adjustments that will be used to determine the first monthly payout under a variable annuity payout option. These tables show the dollar amount of the first monthly payout that can be purchased with each $1,000 of Annuity Account Value, after deduction of Premium Tax, if any. Amounts shown use the 1983 (a) for individual annuity mortality table, modified, with an assumed rate of return of 5% per year.

(2)   Annuity Units
      The number of Annuity Units paid to the Annuitant for each Sub-Account is determined by dividing the amount of the first payout by the sub-account's annuity unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

J444MMF                                                                      17
(3)   Amount of Payouts after the First
      Payouts after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account.

      The Annuity Unit value for any Valuation Period for any Sub-Account is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the product of (A) and (B) where:
(A) is 0.999866337 raised to a power equal to the number of days in the current Valuation Period; and (B) is the Accumulation Unit value of the same Sub-Account for this Valuation Period divided by the Accumulation
                      Unit value of the same Sub-Account for the immediately preceding Valuation Period. GWL&A guarantees that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

(4)   Transfers After the Annuity Commencement Date
      Once variable annuity payouts have begun, the Owner may Transfer all or part of the Annuity Account Value from one Sub-Account to another. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the sub-account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units. The Certificate's Transfer provisions will apply.

9.04  VARIABLE LIFE ANNUITY TABLES
The Variable Life Annuity Tables used in this Certificate are dependent upon age. The amount of the first annuity payout will be based on an age adjustment that is a specified number of years younger than the Annuitant's current age. This age adjustment is as follows:
          Date of First Payout              Age Adjustment
          --------------------              --------------
           Prior to 2003                         0 years
           2003 through 2009                     I year
           2010 through 2016                     2 years
           2017 through 2023                     3 years
           2024 through 2030                     4 years
           2031 through 2037                     5 years
           2038 and later                        6 years

9.05  PERIODIC WITHDRAWAL OPTION
The Owner must Request that all or part of the Annuity Account Value be applied to a Periodic Withdrawal Option. While periodic withdrawals are being received:
o the Owner may keep the same Sub-Accounts as were in force before periodic withdrawals began; o charges and fees under this Certificate continue to apply; and o the Owner may continue to exercise all contractual rights that are available prior to electing a payout option, except that no Contributions may be made.

J444MMF 18 9.06 HOW TO ELECT PERIODIC WITHDRAWALS The Request of the Owner is required to elect, or change the election of, the Periodic Withdrawal Option. The Owner must Request:
o the withdrawal frequency of either 12-, 6-, 3-, or 1-month intervals; o a withdrawal amount; a minimum of $100 is required; o the calendar month, day, and year on which withdrawals are to begin; o one Periodic Withdrawal Option; and o the allocation of withdrawals from the Sub-Account(s) as follows:
1) Prorate the amount to be paid across all Sub-Accounts in proportion to the assets in each sub-account; or 2) Select the Sub-Account(s) from which withdrawals will be made. Once the Sub-Accounts(s) have been depleted, GWL&A will automatically prorate the remaining withdrawals against all remaining available Sub-Accounts, unless the Owner Requests the selection of another Sub-Account.
The Owner may elect to change the withdrawal option and/or frequency once each calendar year. Periodic withdrawals will cease on the earlier of the date: o the amount elected to be paid under the option selected has been reduced to zero; o the Annuity Account Value is zero; o the Owner Requests that withdrawals stop; o the Owner purchases an annuity option; or o of death of an Owner or the Annuitant.

9.07 PERIODIC WITHDRAWAL OPTIONS AVAILABLE The Owner must elect one of these 3 withdrawal options:
1) Income for a Specified Period for at least thirty-six (36) months - The Owner elects the duration over which withdrawals will be made. The amount paid will vary based on the duration; or
2) Income of a Specified Amount for at least thirty-six (36) months - The Owner elects the dollar amount of the withdrawals. Based on the amount elected, the duration may vary; or
3) Any Other Form for a period of at least thirty-six (36) months - Any other form of periodic withdrawal which is acceptable to GWL&A.

J444MMF                                                                19




                           Variable Life Annuity Table

                                     FEMALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value







J401                                                                     Page 1
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20       4.28        4.28      4.28   4.28    4.28
    21       4.29        4.29      4.29   4.29    4.29
    22       4.30        4.30      4.30   4.30    4.30
    23       4.31        4.31      4.31   4.31    4.31
    24       4.33        4.33      4.32   4.32    4.32
    25       4.34        4.34      4.34   4.33    4.33
    26       4.35        4.35      4.35   4.35    4.34
    27       4.37        4.37      4.36   4.36    4.36
    28       4.38        4.38      4.38   4.37    4.37
    29       4.40        4.40      4.39   4.39    4.38
    30       4.41        4.41      4.41   4.41    4.40
    31       4.43        4.43      4.43   4.42    4.42
    32       4.45        4.45      4.45   4.44    4.43
    33       4.47        4.47      4.46   4.46    4.45
    34       4.49        4.49      4.49   4.48    4.47
    35       4.51        4.51      4.51   4.50    4.49
    36       4.54        4.53      4.53   4.52    4.51
    37       4.56        4.56      4.55   4.55    4.54
    38       4.59        4.58      4.58   4.57    4.56
    39       4.61        4.61      4.61   4.60    4.59
    40       4.64        4.64      4.64   4.63    4.61
    41       4.67        4.67      4.67   4.65    4.64
    42       4.71        4.70      4.70   4.69    4.67
    43       4.74        4.74      4.73   4.72    4.70
    44       4.78        4.77      4.77   4.75    4.73
    45       4.81        4.81      4.80   4.79    4.76
    46       4.86        4.85      4.84   4.82    4.80
    47       4.90        4.89      4.88   4.86    4.83
    48       4.94        4.94      4.93   4.90    4.87
    49       4.99        4.99      4.97   4.95    4.91
    50       5.04        5.04      5.02   4.99    4.95

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years   Years  Years
    51        5.10       5.09      5.07    5.04   5.00
    52        5.15       5.15      5.13    5.09   5.04
    53        5.21       5.21      5.18    5.14   5.09
    54        5.28       5.27      5.24    5.20   5.14
    55        5.35       5.34      5.31    5.26   5.19
    56        5.42       5.41      5.38    5.32   5.24
    57        5.50       5.48      5.45    5.39   5.30
    58        5.58       5.57      5.52    5.45   5.36
    59        5.67       5.65      5.60    5.53   5.41
    60        5.76       5.74      5.69    5.60   5.48
    61        5.86       5.84      5.78    5.68   5.54
    62        5.97       5.94      5.88    5.76   5.60
    63        6.08       6.06      5.98    5.85   5.66
    64        6.20       6.17      6.08    5.94   5.73
    65        6.34       6.30      6.20    6.03   5.79
    66        6.48       6.44      6.32    6.12   5.86
    67        6.63       6.58      6.45    6.22   5.92
    68        6.79       6.74      6.58    6.32   5.98
    69        6.97       6.91      6.72    6.43   6.04
    70        7.16       7.09      6.87    6.53   6.10
    71        7.36       7.28      7.03    6.63   6.15
    72        7.59       7.49      7.19    6.74   6.20
    73        7.83       7.71      7.36    6.84   6.25
    74        8.09       7.95      7.54    6.94   6.29
    75        8.38       8.21      7.72    7.04   6.33
    76        8.69       8.48      7.91    7.14   6.36
    77        9.02       8.77      8.10    7.22   6.39
    78        9.38       9.08      8.29    7.31   6.41
    79        9.77       9.41      8.48    7.38   6.44
    80       10.20       9.76      8.67    7.45   6.45

                                   J444MMF 20






                           Variable Life Annuity Table

                                      MALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value




J401                                                                    Page 15
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20        4.34       4.34      4.34   4.34    4.33
    21        4.36       4.36      4.35   4.35    4.34
    22        4.37       4.37      4.37   4.36    4.35
    23        4.38       4.38      4.38   4.37    4.37
    24        4.40       4.40      4.39   4.39    4.38
    25        4.41       4.41      4.41   4.40    4.40
    26        4.43       4.43      4.42   4.42    4.41
    27        4.45       4.45      4.44   4.44    4.43
    28        4.47       4.46      4.46   4.45    4.45
    29        4.49       4.48      4.48   4.47    4.46
    30        4.51       4.50      4.50   4.49    4.48
    31        4.53       4.53      4.52   4.51    4.50
    32        4.55       4.55      4.54   4.54    4.53
    33        4.58       4.57      4.57   4.56    4.55
    34        4.60       4.60      4.59   4.59    4.57
    35        4.63       4.63      4.62   4.61    4.60
    36        4.66       4.66      4.65   4.64    4.62
    37        4.69       4.69      4.68   4.67    4.65
    38        4.72       4.72      4.71   4.70    4.68
    39        4.76       4.76      4.75   4.73    4.71
    40        4.80       4.79      4.78   4.76    4.74
    41        4.84       4.83      4.82   4.80    4.77
    42        4.88       4.87      4.86   4.84    4.80
    43        4.92       4.92      4.90   4.87    4.84
    44        4.97       4.96      4.94   4.91    4.87
    45        5.01       5.01      4.99   4.96    4.91
    46        5.06       5.06      5.04   5.00    4.95
    47        5.12       5.11      5.09   5.05    4.99
    48        5.17       5.16      5.14   5.09    5.04
    49        5.23       5.22      5.19   5.14    5.08
    50        5.30       5.28      5.25   5.20    5.13

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years  Years   Years
    51        5.36       5.35      5.31   5.25    5.17
    52        5.43       5.42      5.37   5.31    5.22
    53        5.50       5.49      5.44   5.37    5.27
    54        5.58       5.56      5.51   5.43    5.33
    55        5.66       5.64      5.59   5.50    5.38
    56        5.75       5.73      5.67   5.57    5.43
    57        5.84       5.82      5.75   5.64    5.49
    58        5.94       5.91      5.84   5.71    5.55
    59        6.05       6.02      5.93   5.79    5.60
    60        6.16       6.13      6.03   5.87    5.66
    61        6.28       6.24      6.13   5.96    5.72
    62        6.41       6.37      6.24   6.04    5.78
    63        6.55       6.50      6.36   6.13    5.84
    64        6.70       6.65      6.48   6.22    5.89
    65        6.86       6.80      6.61   6.31    5.95
    66        7.04       6.96      6.74   6.40    6.01
    67        7.22       7.13      6.88   6.50    6.06
    68        7.42       7.31      7.02   6.59    6.11
    69        7.63       7.51      7.17   6.68    6.16
    70        7.85       7.71      7.32   6.78    6.20
    71        8.09       7.92      7.47   6.87    6.24
    72        8.35       8.15      7.63   6.96    6.28
    73        8.62       8.39      7.79   7.04    6.32
    74        8.91       8.64      7.96   7.12    6.35
    75        9.22       8.91      8.13   7.20    6.37
    76        9.56       9.18      8.29   7.28    6.40
    77        9.91       9.48      8.46   7.35    6.42
    78       10.29       9.78      8.62   7.41    6.44
    79       10.70      10.10      8.79   7.47    6.45
    80       11.14      10.43      8.94   7.52    6.47

J444MMF



FLEXIBLE PREMIUM VARIABLE ANNUITY.
Contributions may be made until the Annuity Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Certificate Data Page unless changed as provided for in this Certificate. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Certificate. Non-Participating. Not eligible to share in GWL&A's divisible surplus.










                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111

J444SA
                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111





                     FLEXIBLE PREMIUM VARIABLE GROUP ANNUITY


                 PLEASE READ THIS ANNUITY CERTIFICATE CAREFULLY.

ALL PAYOUTS AND VALUES BASED ON THE INVESTMENT EXPERIENCE OF THE ANNUITY ACCOUNT VALUE ARE VARIABLE, MAY INCREASE OR DECREASE ACCORDINGLY, AND ARE NOT GUARANTEED AS TO AMOUNT.

A 10% FEDERAL TAX PENALTY MAY APPLY IF A SURRENDER, WITHDRAWAL, OR DISTRIBUTION IS TAKEN PRIOR TO THE TAXPAYER'S ATTAINMENT OF AGE 59 1/2.

RIGHT OF CANCELLATION
10 DAY RIGHT TO EXAMINE CERTIFICATE. IF NOT SATISFIED WITH THE CERTIFICATE, RETURN IT TO GWL&A OR THE SCHWAB INSURANCE CENTER WITHIN 10 DAYS OF RECEIVING IT. THE CERTIFICATE WILL BE VOID FROM THE START, AND GWL&A WILL PAY THE ANNUITY ACCOUNT VALUE AS OF THE TRANSACTION DATE THE REQUEST FOR CANCELLATION IS RECEIVED. DURING THE RIGHT OF CANCELLATION PERIOD, THE CONTRIBUTIONS WILL BE ALLOCATED IN THE SUB-ACCOUNT(S) AS SPECIFIED IN THE APPLICATION.

FLEXIBLE PREMIUM VARIABLE GROUP ANNUITY.
Contributions may be made until the Payout Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Certificate Data Page unless changed as provided for in this Certificate. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Certificate. Non-Participating. Not eligible to share in GWL&A's divisible surplus.


Signed for Great-West Life & Annuity Insurance Company on the issuance of this Certificate.

[OBJECT OMITTED]                     [OBJECT OMITTED]
D.C. Lennox,                         W.T. McCallum,
Secretary                            President and Chief Executive Officer

J444SA
1
                              CERTIFICATE DATA PAGE

ANNUITY INFORMATION
Annuity Certificate Number:          1234567
Effective Date:                      March 1, 2000
Status of Annuity:                   Non-Qualified
Initial Contribution:                $50,000
Annuity Commencement Date:  March 1, 2010


ANNUITANT INFORMATION
Annuitant:                          JOHN C. DOE
Date of Birth:                      March 22, 1942
Tax ID Number:                      ###-##-####

OWNER INFORMATION
Owner:                      JOHN C. DOE
Date of Birth:              April 1, 1944
Tax ID Number:              111-11-1111
Joint Owner:                JANE B. DOE
Date of Birth:              November 12, 1948
Tax ID Number:              ###-##-####

Contingent Annuitant:      DAVID J. DOE
Date of Birth:                      June 6, 1964
Tax ID Number:                      ###-##-####

                      CHARGES AND DEATH BENEFIT INFORMATION

DEATH BENEFIT: The Owner has elected Death Benefit Option 1: Return of Annuity Account Value. As described in the Death Benefit Provisions, the Death Benefit payable under this Certificate will be equal to the Annuity Account Value as of the date the Request for payout is received, less Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 1:      .65%

                                       OR

DEATH BENEFIT: The Owner has elected Death Benefit Option 2: Guaranteed Minimum Death Benefit. As described in the Death Benefit Provisions, the Death Benefit payable under this Certificate will be the greater of: o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or o the sum of Contributions applied to the Certificate as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge for Death Benefit Option 2:      .70%


                             CERTIFICATE INFORMATION

This Certificate Data Page, together with the Initial Premium Allocation Confirmation, reflects the information with which your Certificate has been established as of the Effective Date. If any information on this page needs to be changed or corrected, please contact the Schwab Insurance Center as identified in the prospectus.

                            POLICYHOLDER INFORMATION
                       Policyholder [Trustees of ABC Bank]

J444SA                                                                       2
                             BENEFICIARY INFORMATION


Beneficiary:                     Sally Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####


Contingent Beneficiary:          Sammy Smith
Date of Birth:                   January 17, 1956
Tax ID Number:                   ###-##-####

J444SA                                                                        3


                                                         Table of Contents                              Page
------------------------------------------------------------------------------------------------------------

                  CERTIFICATE DATA.........................................................................1

Section 1         DEFINITIONS..............................................................................3

Section 2         OWNERSHIP AND BENEFICIARY PROVISIONS.....................................................5

Section 3         CONTRIBUTIONS............................................................................7

Section 4         ACCOUNT VALUE PROVISIONS.................................................................8

Section 5         TRANSFERS PROVISIONS.....................................................................9

Section 6         DEATH BENEFIT PROVISIONS................................................................10

Section 7         SURRENDERS AND PARTIAL WITHDRAWALS......................................................13

Section 8         GENERAL PROVISIONS......................................................................14

Section 9         PAYOUT OPTIONS..........................................................................15



Section 1:                 Definitions
--------------------------------------------------------------------------------

Accumulation Period - the time period between the Effective Date and the Annuity Commencement Date.

Accumulation Unit - an accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.

Annuitant - the person named in the application and in the Certificate Data Page upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, then the Annuitant will be considered the primary Annuitant.

Annuity Account - an account that reflects the total value of the Owner's Sub-Accounts.

Annuity Account Value - the sum of the values of the Sub-Accounts credited to the Owner under the Annuity Account. The Annuity Account Value is credited with a return based upon the investment experience of the Investment Division(s) selected by the Owner and will increase or decrease accordingly.

Annuity Commencement Date - the date annuity payouts begin.

Annuity Payout Period - the period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under this Certificate.

Annuity Unit - an accounting measure used to determine the dollar value of any variable annuity payout after the first annuity payout is made.

J444SA 4 Automatic Bank Draft Plan - a plan provided to the Owner to allow for automatic payment of Contributions. The Contribution amount will be withdrawn from a pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - the person(s) designated by the Owner to receive death proceeds which may become payable upon the death of an Owner or the Annuitant. If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will be deemed to be the Beneficiary upon such Owner's death and may take the death benefit or elect to continue this Certificate in force. The Beneficiary is shown on the Certificate Data Page unless later changed by the Owner.

Certificate - the document issued to the Owner which specifies the rights and obligations of the Owner.

Contingent Annuitant - the person named in the application who will become the Annuitant upon the death of the primary Annuitant. The Contingent Annuitant is the person named in the Certificate Data Page, unless later changed by Request while the primary Annuitant is alive and before annuity payouts have commenced.

Contingent Beneficiary - the person designated by the Owner to become the Beneficiary when the primary Beneficiary dies.

Contract - the document issued to the Policyholder which specifies the rights and obligations of the Policyholder.

Contributions - purchase amounts received and allocated to the Sub-Account(s) prior to any Premium Tax or other deductions.

Effective Date - the date on which the first Contribution is credited to the Annuity Account.

GWL&A - Great-West Life & Annuity Insurance Company, the issuer and underwriter for this Certificate.

Home Office - The principal office of GWL&A located at 8515 East Orchard Road, Greenwood Village, Colorado, 80111, or an institution designated by GWL&A.

Non-qualified Annuity Certificate - an annuity Certificate which is not intended to be a part of a qualified retirement plan and is not intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended. This Certificate may only be issued as a Non-qualified Annuity Certificate.

Owner (Joint Owners) - the person or persons named on the Certificate Data Page. The Owner is entitled to exercise all rights and privileges under the Certificate while the Annuitant is living, except as reserved by the Policyholder. Joint Owners must be one another's spouse as of the Effective Date. The Annuitant will be the Owner unless otherwise indicated in the application.

Payout Commencement Date - the date on which annuity payouts or periodic withdrawals begin under a payout option. If a Payout Commencement Date is not shown on the Certificate Data Page, annuity payouts will begin on the Annuitant's 91st birthday. The Payout Commencement Date may be changed by the Owner prior to commencement of annuity payouts.

Policyholder - the organization entering into the Contract and whose name appears on the Certificate Data Page as the Policyholder.

Portfolio - a registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

J444SA 5 Premium Tax - the amount of tax, if any, charged by a state or other governmental authority. Premium Tax will be deducted from Contributions or the Annuity Account Value when incurred by GWL&A or at another time of GWL&A's choosing

Request - any instruction in a form, written, telephoned, electronic or computerized, satisfactory to GWL&A and received at the Schwab Insurance Center (or other service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to GWL&A) or the Beneficiary, (as applicable) as required by any provision of this Certificate or as required by GWL&A. The Request is subject to any action taken or payout made by GWL&A before it was processed.

Schwab Insurance Center - P.O. Box 7666, San Francisco, CA 94120. The toll-free telephone number is 1-888-560-5938. The Schwab Insurance Center may also be contacted via e-mail and the Internet as identified in the prospectus.

Series Account - the segregated investment account established by GWL&A under Colorado law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Sub-Account - a division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value - will be equal to the Annuity Account Value on the Transaction Date of the surrender less Premium Tax, if any.

Transaction Date - the date on which any Contribution or Request from the Owner will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be valued on each day that the New York Stock Exchange is open for trading.

Transfer - the moving of money from and among the Sub- Account(s).

Valuation Date - the date on which the net asset value of each Portfolio is determined.

Valuation Period - the period between two successive Valuation Dates.

Section 2:                 Ownership and Beneficiary Provisions
--------------------------------------------------------------------------------

       2.01  RIGHTS OF OWNER
While the Annuitant is living, the Owner has the sole and absolute power to exercise all rights and privileges in this Certificate. Upon the death of an Owner or the Annuitant, the Death Benefit Provisions section will apply.

2.02  BENEFICIARY
The Owner may, while the Annuitant is living, designate or change a Beneficiary by written Request from time to time as provided below. If an Owner dies and the surviving Joint Owner is the surviving spouse of the deceased Owner, such surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Certificate in force.

2.03  CONTINGENT BENEFICIARY
While the Annuitant is alive, the Owner may, by written Request, designate or change a Contingent Beneficiary from time to time. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary.

J444SA 6 2.04 DESIGNATION OF BENEFICIARY Unless changed as provided below, or as otherwise required by law, the Beneficiary (and the Contingent Beneficiary, if one is named) will be as shown on the Certificate Data Page. Unless otherwise indicated, if more than one Beneficiary is designated, then each such Beneficiary so designated will share equally in any benefits and or rights granted by the Certificate to such Beneficiary, or allowed by GWL&A. If the Beneficiary is a partnership, any benefits will be paid to the partnership as it existed at the time of the Owner's or the Annuitant's death. GWL&A may rely on an affidavit by any responsible person to identify a Beneficiary or verify the non-existence of a Beneficiary not identified by name.

2.05  CHANGE OF BENEFICIARY
The Owner may, while the Annuitant is living, change the Beneficiary by written Request. GWL&A shall not be bound by any change of Beneficiary unless it is made in writing and recorded at the Schwab Insurance Center. A change of Beneficiary will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

If an Owner dies before the date the Request was processed, the change will take effect as of the date of the Request, unless GWL&A has already made a payout or has otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except to the extent required by law.

2.06  DEATH OF BENEFICIARY
The interest of any Beneficiary who dies before an Owner or the Annuitant will terminate at the death of such Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner has indicated otherwise by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant.

2.07  SUCCESSIVE BENEFICIARIES
If an Owner dies, and the surviving Joint Owner is the surviving spouse of the deceased Owner, the surviving spouse will become the Beneficiary and may take the death benefit or elect to continue this Certificate in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

2.08  ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Annuitant. GWL&A shall not be bound by any change of Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

2.09  CONTINGENT ANNUITANT
While the Annuitant is living and at least 30 days prior to the Annuity Commencement Date, the Owner may, by written Request, change the Contingent Annuitant. GWL&A shall not be bound by any change of Contingent Annuitant unless it is made in writing and recorded at the Schwab Insurance Center. A change of Contingent Annuitant will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner.

J444SA 7 2.10 CHANGE OF OWNERSHIP While the Annuitant is living, the Owner may, by written Request, change the ownership. GWL&A shall not be bound by any change of Ownership unless it is made in writing in a form satisfactory to GWL&A and recorded at the Schwab Insurance Center. A change of Ownership will take effect as of the date the written Request is processed at the Schwab Insurance Center, unless a certain date is specified by the Owner. The change is subject to any action taken or payout made by GWL&A before the change was processed.

2.11  COLLATERAL ASSIGNMENT
The Owner can assign this Certificate as collateral while the Annuitant is living. The interest of the assignee has priority over the interest of the Owner and the interest of any Beneficiary. Any amounts payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to GWL&A at the Schwab Insurance Center. Any assignment is subject to any action taken or payout made by GWL&A before the assignment was processed. GWL&A is not responsible for the validity of any assignment. An assignment, pledge or agreement to assign or pledge any portion of the Annuity Account Value generally will be treated as a distribution. It is recommended that a competent tax adviser be consulted prior to making such a change to this Certificate.

2.12  OWNERSHIP OF SERIES ACCOUNT
GWL&A has absolute ownership of the assets of the Series Account. The portion of the assets of the Series Account equal to the reserves and other Contract liabilities with respect to the Series Account are not chargeable with liabilities arising out of any other business GWL&A may conduct. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited or charged against the Series Account without regard to GWL&A's other income gains or losses.

Section 3:                 Contributions
--------------------------------------------------------------------------------

3.01  EFFECTIVE DATE
The Effective Date, shown on the Certificate Data Page, is the date the initial Contribution is credited to the Annuity Account.

3.02  CONTRIBUTIONS
Contributions should be payable to Great-West Life & Annuity Insurance Company (GWL&A) at its Home Office or through the Schwab Insurance Center at any time during the Accumulation Period. All Contributions must be paid in a form acceptable to GWL&A. Coverage will begin on the Effective Date.

At any time after the Effective Date and during the lifetime of the Annuitant, before the Payout Commencement Date, the Owner may make additional Contributions. The minimum amount accepted after the initial Contribution is $500 except subsequent payments made via an Automatic Bank Draft Plan have a minimum of $100 per month. Total Contributions while this Certificate is in force may exceed $1,000,000 with prior approval from GWL&A. GWL&A may modify these limitations.

If a purchase payment is cancelled or if a check for a Contribution is returned due to insufficient funds, the Owner will be responsible for any losses or fees imposed by the bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. GWL&A reserves the right to refrain from allocating Contributions to the selected Sub-Accounts until notification is received that the check for the Contribution has cleared.

J444SA 8 3.03 ALLOCATION OF CONTRIBUTIONS During the Right of Cancellation Period, all Contributions will be allocated in one or more of the Sub-Account(s) as specified in the application. During the Right of Cancellation Period, the Owner may re-allocate among the Sub-Accounts.

If the Certificate is returned during the Right of Cancellation Period, it will be void from the start, and GWL&A will pay the Annuity Account Value as of the Transaction Date the Request for cancellation under the Right of Cancellation provision is received.

After the Right of Cancellation Period, subsequent Contributions will be allocated in the Annuity Account as Requested by the Owner. If there are no accompanying instructions, then allocations will be made in accordance with standing instructions. Allocations will be effective upon the Transaction Date.

Section 4:                 Account Value Provisions
--------------------------------------------------------------------------------

4.01  ANNUITY ACCOUNT VALUE
The Annuity Account Value for the Owner on any date during the Accumulation Period will be the sum of the values of the Sub-Accounts.

The value of the Owner's interest in a Sub-Account will be determined by multiplying the number of the Owner's Accumulation Units by the accumulation unit value for that Sub-Account.

4.02  ACCUMULATION UNITS
For each Contribution, the number of Accumulation Units credited for the Owner to a Sub-Account will be determined by dividing the amount of the Contribution, less Premium Tax, if any, by the accumulation unit value for that Sub-Account on the applicable Transaction Date.

4.03  ACCUMULATION UNIT VALUE
The initial accumulation unit value of each Sub-Account was established at $10. The accumulation unit value of a Sub-Account on a Valuation Date is calculated by multiplying the accumulation unit value as of the immediately preceding Valuation Date by the net investment factor as described in the Net Investment Factor provision below.

The dollar value of an Accumulation Unit will vary in amount depending on the investment experience of the Portfolio and charges taken from the Sub-Account.

4.04  NET INVESTMENT FACTOR
The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:
(a) is the net result of:
     (i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the current Valuation Period; plus
     (ii) the per share amount of any dividend (or, if applicable, capital gain distributions) made by the applicable Eligible Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; minus or plus
     (iii) a per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account, which is determined by GWL&A to have resulted from the investment operations of the Sub-Account.

J444SA                                                                        9
(b)  is the net result of:
(i) the net asset value per share of the Eligible Fund shares held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus or plus
(ii) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period.
(c) is an amount representing the risk charge deducted from each Sub-Account on a daily basis, equal to an annual rate as shown in the Charges section on the Certificate Data Page as a percentage of the daily net asset value of each Sub-Account. This charge will not exceed the maximum Mortality and Expense Charge shown on the Certificate Data Page.

The net investment factor may be greater than, less than, or equal to one. Therefore, the accumulation unit value may increase, decrease or remain unchanged.

4.05  RISK CHARGE
The risk charge compensates GWL&A for its assumption of certain mortality and expense risks. The Mortality and Expense Charge is reflected in the unit values of each of the Sub-Accounts selected. As a result, this charge will continue to be applicable to any variable annuity payout option or periodic withdrawal option.

This charge is described above in the Net Investment Factor provision and the maximum Mortality and Expense Charge for the Death Benefit Option elected is shown on the Certificate Data Page.

Section 5:                 Transfer Provisions
--------------------------------------------------------------------------------

5.01  TRANSFERS
The Owner may make Transfers by Request.  The following provisions apply:
(a) At any time this Certificate is in force the Owner, by Request, may Transfer all or a portion of the Annuity Account Value among the Sub-Accounts currently offered by GWL&A.
(b)      A Transfer will be effective upon the Transaction Date.
(c) GWL&A does not currently charge an administrative fee for Transfers. GWL&A reserves the right to impose a fee in the future for Transfers between Sub-Accounts.
(d) GWL&A reserves the right, in the future, to set minimum dollar amounts or minimum percentages of Annuity
       Account Value permitted to be Transferred from a Sub-Account; and
(e) GWL&A reserves the right, in the future, to set minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer.

5.02  DOLLAR COST AVERAGING
By Request, the Owner may elect Dollar Cost Averaging in order to purchase units of the Sub-Accounts over a period of time.

The Owner may Request to automatically Transfer a predetermined dollar amount, subject to GWL&A's minimum, at regular intervals from any one designated Sub-Account to one or more of the remaining, then available, Sub-Accounts. The unit value will be determined on the dates of the Transfers. The Owner must specify the percentage to be Transferred into each designated Sub-Account. Transfers may be set up on any one of the following frequency periods; monthly, quarterly, semiannually, or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. GWL&A will provide a list of Sub-Accounts eligible for Dollar Cost Averaging which may be modified from time to time.

The Owner may terminate Dollar Cost Averaging at any time by Request. Dollar Cost Averaging will terminate automatically upon the Annuity Commencement Date.

J444SA 10 Participation in Dollar Cost Averaging and the Rebalancer Option at the same time is not allowed. Participation in Dollar Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate Dollar Cost Averaging at any time.

5.03  THE REBALANCER OPTION
By Request, the Owner may elect the Rebalancer Option in order to automatically Transfer among the Sub-Accounts on a periodic basis. This type of automatic Transfer program automatically reallocates the Annuity Account Value to maintain a particular percentage allocation among Sub-Accounts selected by the Owner. The amount allocated to each Sub-Account will grow or decline at different rates depending on the investment experience of the Sub-Account.

The Owner may Request that rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request.

Rebalancing may also be set up on a quarterly, semiannual, or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected funds. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Annuity Account Value must be included.

The Owner must specify the percentage of Annuity Account Value to be allocated to each Sub-Account and the frequency of rebalancing. The Owner may terminate the Rebalancer Option at any time by Request. The Rebalancer Option will terminate automatically upon the Annuity Commencement Date.

Participation in the Rebalancer Option and Dollar Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. GWL&A reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

Section 6:                 Death Benefit Provisions
--------------------------------------------------------------------------------

6.01  PAYMENT OF DEATH BENEFIT
Upon the death of an Owner or the Annuitant and while this Certificate is in force, the death benefit will become payable in accordance with these provisions following GWL&A's receipt of a Request.

When an Owner or the Annuitant dies before the Annuity Commencement Date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date the Request for payment is received. However, on the date a payout option is processed, amounts in the Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by Request. Distribution of the death benefit may be Requested to be made as follows (subject to the distribution rules set forth below):
    1. payment in a single sum; or
    2. payout under any of the variable annuity options provided under the Certificate.

The Death Benefit is determined by the Death Benefit Option selected when the Certificate is issued, as shown on the Certificate Data Page and whether the death of the Owner or Annuitant occurs before or after the annuity payouts commence.

J444SA 11 If the Owner or Annuitant dies after the date annuity payouts commence and before the entire interest has been distributed, the remaining annuity payouts payable will be paid to the Beneficiary under the payout option applicable on the date of death. The Beneficiary will not be allowed to change the method of distribution in effect on the date of the Owner's or Annuitant's death or to elect a new payout option; or

If the Owner or Annuitant dies before the date annuity payouts commence, GWL&A will pay proceeds to the Beneficiary according to the Death Benefit Option shown on the Certificate Data Page.

6.02  DEATH BENEFIT OPTIONS
Death Benefit Option 1 - Return of Annuity Account Value
The Death Benefit will be equal to the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any.

Death Benefit Option 2 - Guaranteed Minimum Death Benefit The Death Benefit will be the greater of:
o the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or o the sum of Contributions applied to the Certificate as of the date the Request for payment is received, less partial withdrawals, periodic withdrawals and Premium Tax, if any.

6.03  DISTRIBUTION RULES
If Annuitant Dies Before Annuity Commencement Date
Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, the death benefit provided under the Certificate will be paid to the Beneficiary unless there is a surviving Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date, while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Certificate will be subject to the death of an Owner provisions described below.

If an Owner Dies Before Annuity Commencement Date
If an Owner dies before the Annuity Commencement Date, and such Owner was the Annuitant, the following provisions shall apply:

     (1) If there is a Joint Owner (who is the surviving spouse of the deceased Owner) and a Contingent Annuitant, the Joint Owner will become the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Certificate will continue in force;

     (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, the Annuitant and the Beneficiary, and may take the death benefit or elect to continue this Certificate in force;

     (3) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner and/or the Contingent Annuitant are alive at the time of an Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and the Annuitant, and to continue the Certificate in force.

J444SA                                                                    12

If an Owner dies before the Annuity Commencement Date, and such Owner was not the Annuitant, the following provisions shall apply:
     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may take the death benefit or elect to continue this Certificate in force.

     (2) In all other cases, GWL&A will pay the death benefit to the Beneficiary even if a former spouse Joint Owner, the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and such Beneficiary Requests to become the Owner and the Annuitant and to continue the Certificate in force.

     Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

(1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Certificate in force.

     (2) If a non-spouse individual is the person entitled to receive benefits upon the Owner's death, such individual may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payout under any of the variable annuity options available under the Certificate, provided that: (a) such annuity is distributed in substantially equal installments over the life or life expectancy of such Beneficiary; and (b) such distributions begin not later than one year after the Owner's date of death. If no election is received by GWL&A from an individual non-spouse Beneficiary such that substantially equal installments have begun no later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death; or

     (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

The death benefit will be determined as of the date the payouts commence.

If Annuitant Dies After Annuity Commencement Date
Upon the death of the Annuitant (or any Owner/Annuitant) after the Annuity Commencement Date, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the annuity option then in effect.

If an Owner Dies After Annuity Commencement Date and While the Annuitant is
Living
Upon the death of an Owner after the Annuity Commencement Date and while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the annuity option then in effect. All of the Owner's rights granted under the Certificate or allowed by GWL&A will pass to any surviving Joint Owner and, if none, to the Annuitant.


6.04  COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 72(s)
In any event, no payout of benefits provided under the Certificate will be allowed that does not satisfy the requirements of Code Section 72(s), as amended from time to time, and any other applicable federal or state law, rules or regulations. These death benefit provisions will be interpreted and administered in accordance with such requirements.

J444SA                                                                        13
Section 7:                 Surrenders and Partial Withdrawals
--------------------------------------------------------------------------------

7.01  SURRENDER BENEFIT
At any time prior to the date annuity payouts commence and subject to the provisions of this Certificate, the Owner may surrender this Certificate for the Surrender Value which will be computed as of the Transaction Date. GWL&A generally will pay the Surrender Value in a single sum within 7 days after receipt of the Request.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

7.02  PARTIAL WITHDRAWALS
The Owner may make a partial withdrawal from the Annuity Account Value at any time, by Request, prior to the date annuity payouts commence and subject to the terms of this Certificate. The minimum partial withdrawal amount is $500. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

By Request, the Owner must elect the Sub-Account or a combination of them, from which a partial withdrawal is to be made and the amount to be withdrawn from each sub-account.

The Annuity Account Value will be reduced by the partial withdrawal amount.

The following terms apply:
(a) No partial withdrawals are permitted after the date annuity payouts commence.
(b) If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to commence, GWL&A may delay the Annuity Commencement Date by 30 days.
(c)      A partial withdrawal will be effective upon the Transaction Date.

7.03  POSTPONEMENT
If GWL&A receives a Request for surrender or partial withdrawal, GWL&A may postpone any cash payment from the Annuity Account Value, for no more than 7 days.

GWL&A may delay payment for:
(a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings) ; or (ii) during which trading on the New York Stock Exchange is restricted;
(b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or
(c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

J444SA                                                                       14
Section 8:                 General Provisions
--------------------------------------------------------------------------------
8.01   ENTIRE CONTRACT
This Certificate, Certificate Data Page, tables, riders, application and amendments, if any, form the Entire Contract between the Owner and GWL&A. This Entire Contract supersedes all prior representations, statements, warranties, promises and agreements of any kind, whether oral or written, relating to the subject matter of this Certificate. All statements in the application, made by an Owner or the Annuitant, in the absence of fraud, will be considered representations and not warranties.

8.02     ELECTRONIC DELIVERY OF INFORMATION
GWL&A will deliver information electronically only if the Owner has consented to receiving information in electronic form. GWL&A will use reasonable procedures to maintain the security of electronically delivered information. If the Owner has consented to receiving information electronically, the Owner will be assigned a personal folder where such information will be delivered. Information will be considered to be delivered to the Owner when it is placed in the Owner's personal folder. The Owner agrees to provide an e-mail address to GWL&A and to keep that e-mail address current. Upon notice to the Owner, GWL&A reserves the right to modify, suspend or terminate delivery of information in electronic form at any time.

8.03   CERTIFICATE MODIFICATION
This Certificate may be modified only by written agreement between GWL&A, the Policyholder, and the Owner, except that upon 30 days notice to the Owner, GWL&A may at any time and without the consent of the Owner or any other person, modify this Certificate as needed to conform to changes in tax or other law. Such modifications will become part of this Certificate.

GWL&A will give the Owner notice of the discontinuance of any Eligible Fund or Series Account. If the Owner has elected electronic delivery of regulatory information, such notice will be posted on the website for the Schwab Insurance Center and sent to the Owner's last known e-mail address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. Any such discontinuation, substitution or addition will be subject to compliance with any applicable regulatory requirements. In accordance with applicable law, GWL&A reserves the right to terminate, substitute, discontinue or add Sub-Accounts.

GWL&A may cease offering existing variable annuity payout options.

ONLY THE PRESIDENT, A VICE-PRESIDENT, OR THE SECRETARY OF GWL&A CAN MODIFY OR WAIVE ANY PROVISION OF THIS CERTIFICATE.

8.04   NON-PARTICIPATING
This Certificate is non-participating. It is not eligible to share in GWL&A's divisible surplus.

8.05   MISSTATEMENT OF AGE
If the age of the Annuitant has been misstated, the annuity payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by GWL&A from the next payout or payouts. If payouts were too small, the difference with interest may be added by GWL&A to the next payout. This interest is at an annual effective rate which will not be less than the minimum interest rate allowed by law.

J444SA 15 8.06 REPORTS GWL&A will furnish the Owner, at least annually, a statement of the Annuity Account Value and the Surrender Value. If the Owner has elected electronic delivery of regulatory information, such notice will be posted in the Owner's personal folder on the website for the Schwab Insurance Center and notification will be sent to the Owner's last known e-mail address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. The information in the report will be as of a date not more than one month prior to the date the report is sent. GWL&A will furnish the Owner copies of any other notices, reports or documents required by law.

8.07  NOTICE AND PROOF
If the Owner has elected electronic delivery of regulatory information, any notice or demand by GWL&A to or upon the Owner, or any other person, may be given by posting it in the Owner's Personal Folder and electronically mailing it to that person's last known email address. If the Owner has elected paper delivery of regulatory information, such notice will be sent to the Owner at the last address of Record. In the event of the death of an Owner or the Annuitant, GWL&A will require proof of death.

Any application, report, Request, election, direction, notice or demand by the Owner, or any other person, must be made in a form satisfactory to GWL&A.

8.08  TAX CONSEQUENCES OF PAYOUTS
The Owner or Beneficiary, as the case may be, must determine the timing and amount of any benefit payable. Payments elected by the Owner in the form of periodic withdrawals, surrenders or partial withdrawals will be tax reported to the Owner. Annuity payouts are payable to the Annuitant and will be tax reported to the Annuitant. Payments made to a Beneficiary will be tax reported to the Beneficiary.

It is recommended that a competent tax adviser be consulted prior to obtaining any distribution from, or changing the ownership of this Certificate. A 10% federal tax penalty may apply if a surrender, withdrawal, or distribution is taken prior to the taxpayer's attainment of age 59 1/2.

Nothing contained herein will be construed to be tax or legal advice.

8.09  CURRENCY
All Contributions and all transactions will be in the currency of the United States of America.

8.10  VOTING RIGHTS
GWL&A will vote the shares of an Eligible Fund. To the extent required by law, GWL&A will vote according to the instructions of the Owner in proportion to the interest in the Sub-Account. In such event, GWL&A will send proxy materials and form(s) to the Owner for a reply. If no reply is received by the date specified in the proxy materials, GWL&A will vote shares of the appropriate Eligible Fund in the same proportion as shares of the Eligible Fund for which replies have been received. During the Annuity Payout Period, the number of votes will decrease as the assets held to fund annuity payouts decrease. The Owner will be entitled to receive the proxy materials and form(s).

--------------------------------------------------------------------------------
Section 9:                 Payout Options
--------------------------------------------------------------------------------

9.01  HOW TO ELECT
The Request of the Owner is required to elect, or change the election of, a payout option and must be received by GWL&A at least 30 days prior to the Annuity Commencement Date.

On the Annuity Commencement Date, the Annuity Account Value may be applied to any of the variable annuity payout options currently available.

J444SA 16 If an option has not been elected within 30 days of the Annuity Commencement Date, the Annuity Account Value will be applied under Variable Annuity Payout Option 1: Variable Life Annuity with Guaranteed Period, to provide payouts for life with a guaranteed period of 20 years.

9.02  SELECTION OF PAYOUT OPTIONS
(a) If a single sum payment is elected, the amount to be paid is the Surrender Value.
(b) If a variable annuity payout option is elected, the amount to be applied is the Annuity Account Value as of the Annuity Commencement Date.
(c) The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If the amount is less than $2,000, GWL&A may pay the amount in a single sum subject to the Partial Withdrawals Provision. Payouts may be elected to be received on any of the following frequency periods: monthly, quarterly, semiannually, or annually.
(d) Payouts to be made under the annuity payout option selected must be at least $50. GWL&A reserves the right to make the payouts using the most frequent payout interval which produces a payout of not less than $50.
(e) The maximum amount that may be applied under any annuity payout option is $1,000,000, unless prior approval is obtained from GWL&A.
(f) For information on electing periodic withdrawals, refer to the Periodic Withdrawal Option section.

9.03  VARIABLE ANNUITY PAYOUT OPTIONS
The following variable annuity payout options are available:
(a)   Option 1:  Variable Life Annuity with Guaranteed Period
      Payouts for the guaranteed Annuity Payout Period elected or the lifetime of the Annuitant whichever is longer. The guaranteed Annuity Payout Period elected may be 5, 10, 15, or 20 years. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payouts at the same interval elected by the Owner. See Variable Life Annuity Tables.
(b)   Option 2:  Variable Life Annuity
      Payouts for the Annuitant's lifetime, without a guaranteed period. See Variable Life Annuity Tables.
(c)   Option 3:  Any Other Form
      Any other form of variable annuity payout option which is acceptable to GWL&A.

These variable annuity payout options are subject to the following provisions:
(1)   Amount of First Payout
      The first payout under a variable annuity payout option will be based on the value of each Sub-Account on the 1st Valuation Date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate from the Variable Life Annuity Tables to the amount applied under the payout option.

      The Variable Life Annuity Tables of this Certificate illustrate the minimum payout amounts and the age adjustments that will be used to determine the first monthly payout under a variable annuity payout option. These tables show the dollar amount of the first monthly payout that can be purchased with each $1,000 of Annuity Account Value, after deduction of Premium Tax, if any. Amounts shown use the 1983 (a) for individual annuity mortality table, modified, with an assumed rate of return of 5% per year.

(2)   Annuity Units
      The number of Annuity Units paid to the Annuitant for each Sub-Account is determined by dividing the amount of the first payout by the sub-account's annuity unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

J444SA                                                             17
(3)   Amount of Payouts after the First
      Payouts after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the 1st Valuation Date preceding the Annuity Commencement Date. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account.

      The Annuity Unit value for any Valuation Period for any Sub-Account is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by the product of (A) and (B) where:
(A) is 0.999866337 raised to a power equal to the number of days in the current Valuation Period; and (B) is the Accumulation Unit value of the same Sub-Account for this Valuation Period divided by the Accumulation
                      Unit value of the same Sub-Account for the immediately preceding Valuation Period. GWL&A guarantees that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

(4)   Transfers After the Annuity Commencement Date
      Once variable annuity payouts have begun, the Owner may Transfer all or part of the Annuity Account Value from one Sub-Account to another. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the sub-account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units. The Certificate's Transfer provisions will apply.

9.04  VARIABLE LIFE ANNUITY TABLES
The Variable Life Annuity Tables used in this Certificate are dependent upon age. The amount of the first annuity payout will be based on an age adjustment that is a specified number of years younger than the Annuitant's current age. This age adjustment is as follows:
          Date of First Payout              Age Adjustment
          --------------------              --------------
           Prior to 2003                         0 years
           2003 through 2009                     I year
           2010 through 2016                     2 years
           2017 through 2023                     3 years
           2024 through 2030                     4 years
           2031 through 2037                     5 years
           2038 and later                        6 years

9.05  PERIODIC WITHDRAWAL OPTION
The Owner must Request that all or part of the Annuity Account Value be applied to a Periodic Withdrawal Option. While periodic withdrawals are being received:
o the Owner may keep the same Sub-Accounts as were in force before periodic withdrawals began; o charges and fees under this Certificate continue to apply; and o the Owner may continue to exercise all contractual rights that are available prior to electing a payout option, except that no Contributions may be made.

J444SA 18 9.06 HOW TO ELECT PERIODIC WITHDRAWALS The Request of the Owner is required to elect, or change the election of, the Periodic Withdrawal Option. The Owner must Request:
o the withdrawal frequency of either 12-, 6-, 3-, or 1-month intervals; o a withdrawal amount; a minimum of $100 is required; o the calendar month, day, and year on which withdrawals are to begin; o one Periodic Withdrawal Option; and o the allocation of withdrawals from the Sub-Account(s) as follows:
1) Prorate the amount to be paid across all Sub-Accounts in proportion to the assets in each sub-account; or 2) Select the Sub-Account(s) from which withdrawals will be made. Once the Sub-Accounts(s) have been depleted, GWL&A will automatically prorate the remaining withdrawals against all remaining available Sub-Accounts, unless the Owner Requests the selection of another Sub-Account.
The Owner may elect to change the withdrawal option and/or frequency once each calendar year. Periodic withdrawals will cease on the earlier of the date: o the amount elected to be paid under the option selected has been reduced to zero; o the Annuity Account Value is zero; o the Owner Requests that withdrawals stop; o the Owner purchases an annuity option; or o of death of an Owner or the Annuitant.

9.07 PERIODIC WITHDRAWAL OPTIONS AVAILABLE The Owner must elect one of these 3 withdrawal options:
1) Income for a Specified Period for at least thirty-six (36) months - The Owner elects the duration over which withdrawals will be made. The amount paid will vary based on the duration; or
2) Income of a Specified Amount for at least thirty-six (36) months - The Owner elects the dollar amount of the withdrawals. Based on the amount elected, the duration may vary; or
3) Any Other Form for a period of at least thirty-six (36) months - Any other form of periodic withdrawal which is acceptable to GWL&A.

J444SA                                                           19




                           Variable Life Annuity Table

                                     FEMALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value



J401                                                                 Page 1
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20       4.28        4.28      4.28   4.28    4.28
    21       4.29        4.29      4.29   4.29    4.29
    22       4.30        4.30      4.30   4.30    4.30
    23       4.31        4.31      4.31   4.31    4.31
    24       4.33        4.33      4.32   4.32    4.32
    25       4.34        4.34      4.34   4.33    4.33
    26       4.35        4.35      4.35   4.35    4.34
    27       4.37        4.37      4.36   4.36    4.36
    28       4.38        4.38      4.38   4.37    4.37
    29       4.40        4.40      4.39   4.39    4.38
    30       4.41        4.41      4.41   4.41    4.40
    31       4.43        4.43      4.43   4.42    4.42
    32       4.45        4.45      4.45   4.44    4.43
    33       4.47        4.47      4.46   4.46    4.45
    34       4.49        4.49      4.49   4.48    4.47
    35       4.51        4.51      4.51   4.50    4.49
    36       4.54        4.53      4.53   4.52    4.51
    37       4.56        4.56      4.55   4.55    4.54
    38       4.59        4.58      4.58   4.57    4.56
    39       4.61        4.61      4.61   4.60    4.59
    40       4.64        4.64      4.64   4.63    4.61
    41       4.67        4.67      4.67   4.65    4.64
    42       4.71        4.70      4.70   4.69    4.67
    43       4.74        4.74      4.73   4.72    4.70
    44       4.78        4.77      4.77   4.75    4.73
    45       4.81        4.81      4.80   4.79    4.76
    46       4.86        4.85      4.84   4.82    4.80
    47       4.90        4.89      4.88   4.86    4.83
    48       4.94        4.94      4.93   4.90    4.87
    49       4.99        4.99      4.97   4.95    4.91
    50       5.04        5.04      5.02   4.99    4.95

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years   Years  Years
    51        5.10       5.09      5.07    5.04   5.00
    52        5.15       5.15      5.13    5.09   5.04
    53        5.21       5.21      5.18    5.14   5.09
    54        5.28       5.27      5.24    5.20   5.14
    55        5.35       5.34      5.31    5.26   5.19
    56        5.42       5.41      5.38    5.32   5.24
    57        5.50       5.48      5.45    5.39   5.30
    58        5.58       5.57      5.52    5.45   5.36
    59        5.67       5.65      5.60    5.53   5.41
    60        5.76       5.74      5.69    5.60   5.48
    61        5.86       5.84      5.78    5.68   5.54
    62        5.97       5.94      5.88    5.76   5.60
    63        6.08       6.06      5.98    5.85   5.66
    64        6.20       6.17      6.08    5.94   5.73
    65        6.34       6.30      6.20    6.03   5.79
    66        6.48       6.44      6.32    6.12   5.86
    67        6.63       6.58      6.45    6.22   5.92
    68        6.79       6.74      6.58    6.32   5.98
    69        6.97       6.91      6.72    6.43   6.04
    70        7.16       7.09      6.87    6.53   6.10
    71        7.36       7.28      7.03    6.63   6.15
    72        7.59       7.49      7.19    6.74   6.20
    73        7.83       7.71      7.36    6.84   6.25
    74        8.09       7.95      7.54    6.94   6.29
    75        8.38       8.21      7.72    7.04   6.33
    76        8.69       8.48      7.91    7.14   6.36
    77        9.02       8.77      8.10    7.22   6.39
    78        9.38       9.08      8.29    7.31   6.41
    79        9.77       9.41      8.48    7.38   6.44
    80       10.20       9.76      8.67    7.45   6.45

                                    J444SA 20






                           Variable Life Annuity Table

                                      MALE

                         Monthly Payout for Each $1,000

                            of Annuity Account Value




J401                                                                    Page 15
            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant   Period       Years    Years    Years  Years
    20        4.34       4.34      4.34   4.34    4.33
    21        4.36       4.36      4.35   4.35    4.34
    22        4.37       4.37      4.37   4.36    4.35
    23        4.38       4.38      4.38   4.37    4.37
    24        4.40       4.40      4.39   4.39    4.38
    25        4.41       4.41      4.41   4.40    4.40
    26        4.43       4.43      4.42   4.42    4.41
    27        4.45       4.45      4.44   4.44    4.43
    28        4.47       4.46      4.46   4.45    4.45
    29        4.49       4.48      4.48   4.47    4.46
    30        4.51       4.50      4.50   4.49    4.48
    31        4.53       4.53      4.52   4.51    4.50
    32        4.55       4.55      4.54   4.54    4.53
    33        4.58       4.57      4.57   4.56    4.55
    34        4.60       4.60      4.59   4.59    4.57
    35        4.63       4.63      4.62   4.61    4.60
    36        4.66       4.66      4.65   4.64    4.62
    37        4.69       4.69      4.68   4.67    4.65
    38        4.72       4.72      4.71   4.70    4.68
    39        4.76       4.76      4.75   4.73    4.71
    40        4.80       4.79      4.78   4.76    4.74
    41        4.84       4.83      4.82   4.80    4.77
    42        4.88       4.87      4.86   4.84    4.80
    43        4.92       4.92      4.90   4.87    4.84
    44        4.97       4.96      4.94   4.91    4.87
    45        5.01       5.01      4.99   4.96    4.91
    46        5.06       5.06      5.04   5.00    4.95
    47        5.12       5.11      5.09   5.05    4.99
    48        5.17       5.16      5.14   5.09    5.04
    49        5.23       5.22      5.19   5.14    5.08
    50        5.30       5.28      5.25   5.20    5.13

            Without      With Guaranteed Period
Age of      Guaranteed   5        10       15     20
Annuitant    Period      Years     Years  Years   Years
    51        5.36       5.35      5.31   5.25    5.17
    52        5.43       5.42      5.37   5.31    5.22
    53        5.50       5.49      5.44   5.37    5.27
    54        5.58       5.56      5.51   5.43    5.33
    55        5.66       5.64      5.59   5.50    5.38
    56        5.75       5.73      5.67   5.57    5.43
    57        5.84       5.82      5.75   5.64    5.49
    58        5.94       5.91      5.84   5.71    5.55
    59        6.05       6.02      5.93   5.79    5.60
    60        6.16       6.13      6.03   5.87    5.66
    61        6.28       6.24      6.13   5.96    5.72
    62        6.41       6.37      6.24   6.04    5.78
    63        6.55       6.50      6.36   6.13    5.84
    64        6.70       6.65      6.48   6.22    5.89
    65        6.86       6.80      6.61   6.31    5.95
    66        7.04       6.96      6.74   6.40    6.01
    67        7.22       7.13      6.88   6.50    6.06
    68        7.42       7.31      7.02   6.59    6.11
    69        7.63       7.51      7.17   6.68    6.16
    70        7.85       7.71      7.32   6.78    6.20
    71        8.09       7.92      7.47   6.87    6.24
    72        8.35       8.15      7.63   6.96    6.28
    73        8.62       8.39      7.79   7.04    6.32
    74        8.91       8.64      7.96   7.12    6.35
    75        9.22       8.91      8.13   7.20    6.37
    76        9.56       9.18      8.29   7.28    6.40
    77        9.91       9.48      8.46   7.35    6.42
    78       10.29       9.78      8.62   7.41    6.44
    79       10.70      10.10      8.79   7.47    6.45
    80       11.14      10.43      8.94   7.52    6.47

J444SA



FLEXIBLE PREMIUM VARIABLE ANNUITY.
Contributions may be made until the Annuity Commencement Date or until the death benefit is payable to a Beneficiary. The Owner is as shown on the Certificate Data Page unless changed as provided for in this Certificate. GWL&A will pay the Annuitant the first of a series of annuity payouts on the Annuity Commencement Date by applying the Owner's Annuity Account Value according to the Payout Options Provisions. Subsequent payouts will be paid on the same day of each frequency period according to the provisions of this Certificate. Non-Participating. Not eligible to share in GWL&A's divisible surplus.

















                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
               8515 East Orchard Road Greenwood Village, CO 80111

                                   EXHIBIT 5

        J444MMFapp                   1200-11319                     Page 1 of 5
        Great-West Life & Annuity Insurance Company

        [Object omitted}
                                    If you have any questions or need help
                                    completing this application, call the
                                    Schwab Insurance Center at
                                                   1-888-560-5938 from
                                          6:00 A.M. to 4:30 P.M. Pacific time.


                           SCHWABsignature(TM)ANNUITY

                          Variable Annuity Application


        Contract Owner:                                             Joint Contract Owner:
                                                                    (Spouse only)
        ----------------------------------------------------------- ----------------------------------------------------------
        Full Legal Name                                             Full Legal Name



        ----------------------------------------------------------- ----------------------------------------------------------
        Street Address  (no P.O. Box please)                        Street Address


        ----------------------------------------------------------- ----------------------------------------------------------
        Street Address (continued)                                  Street Address (continued)


        ----------------------------------------------------------- ----------------------------------------------------------
        City, State Zip                                             City, State Zip


        ----------------------------------------------------------- ----------------------------------------------------------
        email Address                                               email Address

        ----------------------------------------------------------- ----------------------------------------------------------
        Phone - daytime                                             Phone - daytime

        ----------------------------------------------------------- ----------------------------------------------------------
        Phone - evening                                             Phone - evening


        Social Security # or Tax ID                                 Social Security # or Tax ID
                                    ----------------

        Date of Birth                                               Date of Birth


        Gender                                                      Gender
               -------------------------------------





J444app                     1200-11319                              Page 2 of 5

|_| Contract Owner is a non-natural person (i.e. trust, corporation etc.)



  Fill out this section ONLY if the Contract Owner is NOT an individual person.



----------------------------------------------------- ---------------------------------------------
  Full Legal Name                                     Taxpayer ID No.
----------------------------------------------------- ---------------------------------------------
----------------------------------------------------- ---------------------------------------------
  Street Address                                      City, State Zip
----------------------------------------------------- ---------------------------------------------
----------------------------------------------------- ---------------------------------------------
  e-mail Address






J444MMFapp                  1200-11319                              Page 2 of 5


Annuitant:                                                   Contingent Annuitant:
|_|  Annuitant is the same as Owner.                         |_|  Contingent Annuitant is the same as Owner
                                                             |_|  Contingent Annuitant is the same as Joint Owner


------------------------------------------------------------ ---------------------------------------------------------
Full Legal Name                                              Full Legal Name


------------------------------------------------------------ ---------------------------------------------------------
Street Address                                               Street Address


------------------------------------------------------------ ---------------------------------------------------------
Street Address (continued)                                   Street Address (continued)



------------------------------------------------------------ ---------------------------------------------------------
City, State Zip                                              City, State Zip


------------------------------------------------------------ ---------------------------------------------------------
email Address                                                email Address

                                                             ---------------------------------------------------------
------------------------------------------------------------
Phone                                                        Phone
Social Security # or Tax ID                                  Social Security # or Tax ID
                            ----------------

Date of Birth                                                Date of Birth
              ------------------------------

Gender                                                       Gender
       -------------------------------------


Beneficiary
If you need additional space, please use a separate sheet.
If no Beneficiary is named, the Owner's estate will be deemed to be the Beneficiary.

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                                  Percentages must equal 100%. (Please use whole numbers; no fractional percentages)


Contingent Beneficiary
If you need additional space, please use a separate sheet. The naming of a Contingent Beneficiary is optional.

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                                 Percentages must equal 100%. (Please use whole numbers; no fractional percentages)


How will you pay for this annuity?
Minimum initial contribution: $25,000.
Subsequent minimum contributions: $500; $100 if paid through an Automatic Bank Draft.

|_| Transfer $_______________ from my Schwab brokerage account number___________________________.

|_| Debit my checking account (Automatic Bank Draft).

|_| Transfer the entire balance from my existing annuity or life insurance policy.

|_|______Check is attached.
                                 Make check payable to Great-West Life & Annuity Insurance Company.







J444MMFapp                  1200-11319                            Page 3 of 5


Death Benefit
Select one:                                                                              Mortality & Expense Charge
|_| Death Benefit Option 1 - Return of Account Value...................................             .65%

|_| Death Benefit Option 2 - Guaranteed Minimum Death Benefit..........................             .70%


Sub-Account
Allocation Initial premium will be allocated to the Money Market sub-account for 15 days following the date on which we deliver your contract to your Personal
Folder and/or mail it to you.

                  After this period, please allocate my initial purchase payment to the following Sub-Accounts:

  _____%     Alger American Balanced                              _____%    INVESCO VIF-High Yield
  _____%     Alger American Growth                                _____%    INVESCO VIF-Technology
  _____%     Alliance Variable Product Series Growth & Income     _____%    J.P. Morgan Series Trust II Small Company
  _____%     Alliance Variable Product Series Growth              _____%    Janus Aspen Series Flexible Income
  _____%     Alliance Variable Product Series Real Estate         _____%    Janus Aspen Series Worldwide Growth
             Investment
  _____%     American Century VP International                    _____%    Kemper VA Series Small Cap Growth
  _____%     American Century VP Income and Growth                _____%    Oppenheimer Global Securities
  _____%     Berger IPT-Growth & Income                           _____%    PBHG Insurance Series Large Cap Growth
  _____%     Berger IPT-Small Company Growth                      _____%    SAFECO Resource Series Trust Equity
  _____%     Delaware Group Premium Fund Small Cap Value          _____%    Schwab MarketTrack Growth II
  _____%     Deutsche Asset Management VIT EAFE(R)Equity Index     _____%    Schwab Money Market
  _____%     Deutsche Asset Management VIT Small Cap Index        _____%    Schwab S&P 500
  _____%     Dreyfus Variable Investment Fund Small Cap           _____%    Scudder VLI Fund  Capital Growth
  _____%     Dreyfus Variable Investment Fund Growth and          _____%    Strong VIF Mid-Cap Growth II
             Income
  _____%     Federated International Equity II                    _____%    Strong VIF Opportunity II







                           Total allocation must equal 100%.

                                You may change your allocations at any time
                        online or by calling the Schwab Insurance Center at 1-888-560-5938 from 6:00 A.M. to 4:30 P.M. Pacific time.







J444MMFapp                  1200-11319                              Page 4 of 5

Replacement       Will the proposed contract replace any existing annuity or insurance contract (including any Great-West Life & Annuity
                  Insurance Company contracts)? State law requires that you
                  provide this information when you replace any life insurance policy or annuity contract with another.





   |_| YES, this will replace the life insurance policy or annuity listed below.
   |_| NO, this will not replace another life insurance  policy or annuity.






J444MMFapp                  1200-11319                              Page 5 of 5


                  ------------------------------------------------ ---------------------------------------------------
                  ------------------------------------------------ ---------------------------------------------------
                  Annuitant/Insured on Existing Policy

                  ------------------------------------------------ ---------------------------------------------------
                  Agent Signature
                  ------------------------------------------------ ---------------------------------------------------
                  Existing Company

                  Policy No.                                       Approximate Amount $

           Note: Carefully consider whether a replacement is in your best interest by making a comparison of your existing contract and the proposed one. We encourage you to contact your current insurance company to determine if there are any charges or penalties that will be assessed upon replacement.



Annuitization     Unless otherwise indicated, annuity payments will begin on the Annuitant's 91st birthday.  You may choose when you would like to annuitize.  Note:  This date can be changed at any time up to
                  30 days before the start of annuity payments.
                                I would like annuity payments to begin
                                                                       ---------------------------------------------
                                                                                     ( month / year  )

Automatic Bank
Draft From
                      ------------------------------------------------ ------------------------------------------------
(optional)            Bank Name                                        ABA Number


                      ------------------------------------------------ ------------------------------------------------
                      Bank Street Address                              City, State Zip


                      ------------------------------------------------ ------------------------------------------------
                      Automatic bank draft start date                  Checking Account #


                                                                       ------------------------------------------------
                      ------------------------------------------------
                      Initial Amount Additional Monthly Amount I/We hereby
                      request and authorize the above-referenced bank (the
                      "Bank") to charge my/our account checks or electronic fund transfer debits processed by and payable to the order of
                      Great-West Life & Annuity Insurance Company, P.O. Box
                      XXXX, Leesburg, Virginia XXXXX provided there are
                      sufficient collected funds in said account to pay the same upon presentation. It will not be necessary for any
                      officer or employee of Great-West Life & Annuity Insurance
                      Company to sign such checks. I/We agree that the Bank's
                      rights in respect to each such check shall be the same as
                      if it were a check drawn on the Bank and signed personally by me/us. This authority is to remain in effect until
                      revoked by me/us, and until the Bank actually receives
                      such notice, I/we agree that the Bank shall be fully
                      protected in honoring any such check or electronic fund
                      transfer debit. In addition to regular bank draft, I/we
                      authorize such ad hoc drafts as are requested through the
                      Schwab Insurance Center. I/We further agree that if any
                      such check or electronic fund transfer debit be
                      dishonored, whether with or without cause and whether
                      intentionally or inadvertently, the Bank shall be under no liability whatsoever even though such dishonor results in
                      the forfeiture of insurance or investment loss to me/us.



                      ------------------------------------------------ ------------------------------------------------
                      Signature(s) EXACTLY as shown on bank records    Signature(s) EXACTLY as shown on bank records


                      ------------------------------------------------ ------------------------------------------------
                      Print full legal name(s)            Date         Print full legal name(s)            Date






Fraud Warning Any person who, knowingly and with intent to defraud any insurance company or other person, files an application for insurance or statement of claim containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Signatures           I understand that I am applying for a Flexible Premium
                     Variable Annuity, Contract Form J444, issued by Great-West
                     Life & Annuity Insurance Company. I declare that all
                     statements made on this application are true to the best of my knowledge and belief.

                     I acknowledge receipt of the prospectus for the variable annuity contract. I believe the contract is suitable for my retirement and insurance needs. I understand that amounts allocated to a Sub-Account are variable and are not guaranteed as to dollar amount.


                     I hereby direct that my telephone instructions to the Schwab Insurance Center and/or those I submit via any Internet site and /or e-mail address as identified in the prospectus, be honored for transactions unless otherwise notified by me in writing. I understand that telephone calls may be recorded to monitor the quality of service I receive and to verify contract transaction information. The
                     Schwab Insurance Center will use reasonable procedures to confirm that instructions communicated by telephone or electronically are genuine. If such procedures are followed, Great-West Life & Annuity Insurance Company will not be liable for any losses due to unauthorized or fraudulent instructions. If a transfer from my Schwab brokerage account is indicated in this application, I authorize Schwab to transfer the amount specified. I certify under penalty of perjury that the taxpayer identification numbers listed on this application are correct and that I am not subject to backup withholding.
                     The Internal Revenue Service does not require my consent to any provision of this document other than the certifications required to avoid backup withholding.
Sign Here


                     ------------------------------------------------ -------------------------------------------------
                     Signature of Contract Owner            Date      Signature of Joint Contract Owner       Date


                     ------------------------------------------------ -------------------------------------------------
                     Full Name of Contract Owner                      Full Name of Joint Contract Owner


                     ------------------------------------------------ -------------------------------------------------






Annuity contracts are issued by Great-West Life & Annuity Insurance Company, 8515 East Orchard Road, Greenwood Village, Colorado,
80111.
Charles Schwab & Co., Inc. is the broker/dealer and distributor.



For Internal Use Only:  Do you have reason to believe the annuity applied for will replace any life insurance or annuity with us
or with any other company?  |_| Yes    |_| No

-----------------------------------------     ---------------    ----------------    -------------      --------------
Signature (if required)                       Rep Code           Source Code         Lead Source        Date

        J444SAapp                    1200-11319                 Page 1 of 5

        Great-West Life & Annuity
        Insurance Company

        [Object omitted]


                                  If you have any questions or need help
                                  completing this application, call the
                                  Schwab Insurance Center at
                                                    1-888-560-5938 from
                                           6:00 A.M. to 4:30 P.M. Pacific time.


                           SCHWABsignature(TM)ANNUITY

                          Variable Annuity Application


        Contract Owner:                                             Joint Contract Owner:
                                                                    (Spouse only)
        ----------------------------------------------------------- ----------------------------------------------------------
        Full Legal Name                                             Full Legal Name



        ----------------------------------------------------------- ----------------------------------------------------------
        Street Address  (no P.O. Box please)                        Street Address


        ----------------------------------------------------------- ----------------------------------------------------------
        Street Address (continued)                                  Street Address (continued)


        ----------------------------------------------------------- ----------------------------------------------------------
        City, State Zip                                             City, State Zip


        ----------------------------------------------------------- ----------------------------------------------------------
        email Address                                               email Address

        ----------------------------------------------------------- ----------------------------------------------------------
        Phone - daytime                                             Phone - daytime

        ----------------------------------------------------------- ----------------------------------------------------------
        Phone - evening                                             Phone - evening


        Social Security # or Tax ID                                 Social Security # or Tax ID
                                    ----------------

        Date of Birth                                               Date of Birth


        Gender                                                      Gender
               -------------------------------------





J444app                     1200-11319                                                                    Page 2 of 5

|_| Contract Owner is a non-natural person (i.e. trust, corporation etc.)







  Fill out this section ONLY if the Contract Owner is NOT an individual person.



----------------------------------------------------- ---------------------------------------------
  Full Legal Name                                     Taxpayer ID No.
----------------------------------------------------- ---------------------------------------------
----------------------------------------------------- ---------------------------------------------
  Street Address                                      City, State Zip
----------------------------------------------------- ---------------------------------------------
----------------------------------------------------- ---------------------------------------------
  e-mail Address


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J444SAapp                   1200-11319                                                                  Page 2 of 5


Annuitant:                                                   Contingent Annuitant:
|_|  Annuitant is the same as Owner.                         |_|  Contingent Annuitant is the same as Owner
                                                             |_|  Contingent Annuitant is the same as Joint Owner


------------------------------------------------------------ ---------------------------------------------------------
Full Legal Name                                              Full Legal Name


------------------------------------------------------------ ---------------------------------------------------------
Street Address                                               Street Address


------------------------------------------------------------ ---------------------------------------------------------
Street Address (continued)                                   Street Address (continued)



------------------------------------------------------------ ---------------------------------------------------------
City, State Zip                                              City, State Zip


------------------------------------------------------------ ---------------------------------------------------------
email Address                                                email Address

                                                             ---------------------------------------------------------
------------------------------------------------------------
Phone                                                        Phone
Social Security # or Tax ID                                  Social Security # or Tax ID
                            ----------------

Date of Birth                                                Date of Birth
              ------------------------------

Gender                                                       Gender
       -------------------------------------


Beneficiary
If you need additional space, please use a separate sheet.
If no Beneficiary is named, the Owner's estate will be deemed to be the Beneficiary.

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                                  Percentages must equal 100%. (Please use whole numbers; no fractional percentages)


Contingent Beneficiary
If you need additional space, please use a separate sheet. The naming of a Contingent Beneficiary is optional.

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                               ________________________  _______________
--------------------------------------------                                                -------------------
Name (first/middle/last)                              Birth date            Percentage           Relationship

                                                  Percentages must equal 100%. (Please use whole numbers; no fractional percentages)


How will you pay for this annuity?
Minimum initial contribution: $25,000.
Subsequent minimum contributions: $500; $100 if paid through an Automatic Bank Draft.

|_| Transfer $_______________ from my Schwab brokerage account number___________________________.

|_| Debit my checking account (Automatic Bank Draft).

|_| Transfer the entire balance from my existing annuity or life insurance policy.

|_|______Check is attached.
                                 Make check payable to Great-West Life & Annuity Insurance Company.







J444SAapp                   1200-11319                                                                  Page 3 of 5


Death Benefit
Select one:                                                                              Mortality & Expense Charge
|_| Death Benefit Option 1 - Return of Account Value...................................             .65%

|_| Death Benefit Option 2 - Guaranteed Minimum Death Benefit..........................             .70%


Sub-Account
Allocation        Initial premium will be allocated immediately to the
                  Sub-Accounts specified below. During the Right of Cancellation
                  Period, you may re-allocate among the Sub-Accounts.



  _____%     Alger American Balanced                              _____%    INVESCO VIF-High Yield
  _____%     Alger American Growth                                _____%    INVESCO VIF-Technology
  _____%     Alliance Variable Product Series Growth & Income     _____%    J.P. Morgan Series Trust II Small Company
  _____%     Alliance Variable Product Series Growth              _____%    Janus Aspen Series Flexible Income
  _____%     Alliance Variable Product Series Real Estate         _____%    Janus Aspen Series Worldwide Growth
             Investment
  _____%     American Century VP International                    _____%    Kemper VA Series Small Cap Growth
  _____%     American Century VP Income and Growth                _____%    Oppenheimer Global Securities
  _____%     Berger IPT-Growth & Income                           _____%    PBHG Insurance Series Large Cap Growth
  _____%     Berger IPT-Small Company Growth                      _____%    SAFECO Resource Series Trust Equity
  _____%     Delaware Group Premium Fund Small Cap Value          _____%    Schwab MarketTrack Growth II
  _____%     Deutsche Asset Management VIT EAFE(R)Equity Index     _____%    Schwab Money Market
  _____%     Deutsche Asset Management VIT Small Cap Index        _____%    Schwab S&P 500
  _____%     Dreyfus Variable Investment Fund Small Cap           _____%    Scudder VLI Fund  Capital Growth
  _____%     Dreyfus Variable Investment Fund Growth and          _____%    Strong VIF Mid-Cap Growth II
             Income
  _____%     Federated International Equity II                    _____%    Strong VIF Opportunity II







                                                 Total allocation must equal
100%.

                                You may change your allocations at any time
                        online or by calling the Schwab Insurance Center at 1-888-560-5938 from 6:00 A.M. to 4:30 P.M. Pacific time.







J444SAapp                   1200-11319                                                                    Page 4 of 5

Replacement       Will the proposed contract replace any existing annuity or insurance contract (including any Great-West Life & Annuity
                  Insurance Company contracts)? State law requires that you
                  provide this information when you replace any life insurance policy or annuity contract with another.





   |_| YES, this will replace the life insurance policy or annuity listed below.
   |_| NO, this will not replace another life insurance policy or annuity.






J444SAapp                   1200-11319                                                                    Page 5 of 5


                  ------------------------------------------------ ---------------------------------------------------
                  ------------------------------------------------ ---------------------------------------------------
                  Annuitant/Insured on Existing Policy

                  ------------------------------------------------ ---------------------------------------------------
                  Agent Signature
                  ------------------------------------------------ ---------------------------------------------------
                  Existing Company

                  Policy No.                                       Approximate Amount $

           Note: Carefully consider whether a replacement is in your best interest by making a comparison of your existing contract and the proposed one. We encourage you to contact your current insurance company to determine if there are any charges or penalties that will be assessed upon replacement.



Annuitization     Unless otherwise indicated, annuity payments will begin on the Annuitant's 91st birthday.  You may choose when you would like to annuitize.  Note:  This date can be changed at any time up to
                  30 days before the start of annuity payments.
                                I would like annuity payments to begin
                                                                       ---------------------------------------------
                                                                                     ( month / year  )

Automatic Bank
Draft From
                      ------------------------------------------------ ------------------------------------------------
(optional)            Bank Name                                        ABA Number


                      ------------------------------------------------ ------------------------------------------------
                      Bank Street Address                              City, State Zip


                      ------------------------------------------------ ------------------------------------------------
                      Automatic bank draft start date                  Checking Account #


                                                                       ------------------------------------------------
                      ------------------------------------------------
                      Initial Amount Additional Monthly Amount I/We hereby
                      request and authorize the above-referenced bank (the
                      "Bank") to charge my/our account checks or electronic fund transfer debits processed by and payable to the order of
                      Great-West Life & Annuity Insurance Company, P.O. Box
                      XXXX, Leesburg, Virginia XXXXX provided there are
                      sufficient collected funds in said account to pay the same upon presentation. It will not be necessary for any
                      officer or employee of Great-West Life & Annuity Insurance
                      Company to sign such checks. I/We agree that the Bank's
                      rights in respect to each such check shall be the same as
                      if it were a check drawn on the Bank and signed personally by me/us. This authority is to remain in effect until
                      revoked by me/us, and until the Bank actually receives
                      such notice, I/we agree that the Bank shall be fully
                      protected in honoring any such check or electronic fund
                      transfer debit. In addition to regular bank draft, I/we
                      authorize such ad hoc drafts as are requested through the
                      Schwab Insurance Center. I/We further agree that if any
                      such check or electronic fund transfer debit be
                      dishonored, whether with or without cause and whether
                      intentionally or inadvertently, the Bank shall be under no liability whatsoever even though such dishonor results in
                      the forfeiture of insurance or investment loss to me/us.



                      ------------------------------------------------ ------------------------------------------------
                      Signature(s) EXACTLY as shown on bank records    Signature(s) EXACTLY as shown on bank records


                      ------------------------------------------------ ------------------------------------------------
                      Print full legal name(s)            Date         Print full legal name(s)            Date






Fraud Warning Any person who, knowingly and with intent to defraud any insurance company or other person, files an application for insurance or statement of claim containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Signatures           I understand that I am applying for a Flexible Premium
                     Variable Annuity, Contract Form J444, issued by Great-West
                     Life & Annuity Insurance Company. I declare that all
                     statements made on this application are true to the best of my knowledge and belief.

                     I acknowledge receipt of the prospectus for the variable annuity contract. I believe the contract is suitable for my retirement and insurance needs. I understand that amounts allocated to a Sub-Account are variable and are not guaranteed as to dollar amount.


                     I hereby direct that my telephone instructions to the Schwab Insurance Center and/or those I submit via any Internet site and /or e-mail address as identified in the prospectus, be honored for transactions unless otherwise notified by me in writing. I understand that telephone calls may be recorded to monitor the quality of service I receive and to verify contract transaction information. The
                     Schwab Insurance Center will use reasonable procedures to confirm that instructions communicated by telephone or electronically are genuine. If such procedures are followed, Great-West Life & Annuity Insurance Company will not be liable for any losses due to unauthorized or fraudulent instructions. If a transfer from my Schwab brokerage account is indicated in this application, I authorize Schwab to transfer the amount specified. I certify under penalty of perjury that the taxpayer identification numbers listed on this application are correct and that I am not subject to backup withholding.
                     The Internal Revenue Service does not require my consent to any provision of this document other than the certifications required to avoid backup withholding.
Sign Here


                     ------------------------------------------------ -------------------------------------------------
                     Signature of Contract Owner            Date      Signature of Joint Contract Owner       Date


                     ------------------------------------------------ -------------------------------------------------
                     Full Name of Contract Owner                      Full Name of Joint Contract Owner


                     ------------------------------------------------ -------------------------------------------------






Annuity contracts are issued by Great-West Life & Annuity Insurance Company, 8515 East Orchard Road, Greenwood Village, Colorado,
80111.
Charles Schwab & Co., Inc. is the broker/dealer and distributor.



For Internal Use Only:  Do you have reason to believe the annuity applied for will replace any life insurance or annuity with us
or with any other company?  |_| Yes    |_| No

-----------------------------------------     ---------------    ----------------    -------------      --------------
Signature (if required)                       Rep Code           Source Code         Lead Source        Date


                                   EXHIBIT 8

                          FUND PARTICIPATION AGREEMENT


                  Alliance Variable Products Series Fund, Inc.

                                TABLE OF CONTENTS



ARTICLE I.               Sale of Fund Shares......................................................................3
ARTICLE II.              Representations and Warranties...........................................................5
ARTICLE III.             Prospectuses and Proxy Statements; Voting................................................8
ARTICLE IV.              Sales Material and Information...........................................................9
ARTICLE V.               Fees and Expenses.......................................................................11
ARTICLE VI.              Diversification and Qualification.......................................................12
ARTICLE VII.             Potential Conflicts and Compliance With
                         Mixed and Shared Funding Exemptive Order ...............................................14
ARTICLE VIII.            Indemnification ........................................................................16
ARTICLE IX.              Applicable Law..........................................................................25
ARTICLE X.               Termination.............................................................................25
ARTICLE XI.              Notices.................................................................................28
ARTICLE XII.             Miscellaneous...........................................................................29
SCHEDULE A               Contracts
SCHEDULE B               Designated Portfolios
SCHEDULE C               Administrative Services
SCHEDULE D               Reports per Section 6.6
SCHEDULE E               Expenses

                             PARTICIPATION AGREEMENT

                                      Among

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                  ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.,

                        ALLIANCE CAPITAL MANAGEMENT L.P.,

                        ALLIANCE FUND DISTRIBUTORS, INC.

                                       and

                           CHARLES SCHWAB & CO., INC.




         THIS AGREEMENT, made and entered into as of this ____ day of April, 2001 by and among GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY ("GWL&A"), a Colorado life insurance company, on its own behalf and on behalf of its Separate Account Variable Annuity-1 Series Account (the "Account"); ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC., a corporation organized under the laws of Maryland ("Fund"); ALLIANCE CAPITAL MANAGEMENT L.P. ("Adviser"), a limited partnership organized under the laws of Delaware; ALLIANCE FUND DISTRIBUTORS, INC., a corporation organized under the laws of Delaware ("Distributor"); and CHARLES SCHWAB & CO., INC., a California corporation ("Schwab") (each a "Party," and collectively, the "Parties").

         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies, including GWL&A, which have entered into participation agreements similar to this Agreement ("Participating Insurance Companies"); and

         WHEREAS, the common stock of the Fund is divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission ("SEC"), dated November 28, 1990, (File No. 812-7585), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans ("Qualified Plans") ("Mixed and Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolio(s) are registered under the Securities Act of 1933, as amended ("1933 Act"); and

         WHEREAS, the Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, the Distributor is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, ("1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"); and

         WHEREAS, GWL&A has registered interests under certain variable annuity contracts that are supported wholly or partially by the Account under the 1933 Act and that are listed in Schedule A hereto ("Contracts"); and

         WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of GWL&A on July 24, 1995, under the insurance laws of the State of Colorado, to set aside and invest assets attributable to the Contracts; and

         WHEREAS, GWL&A has registered the Account as a unit investment trust under the 1940 Act and has registered (or will register prior to sale) the securities deemed to be issued by the Account under the 1933 Act to the extent required; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, GWL&A intends to purchase shares in the Portfolio(s) listed in Schedule B hereto (the "Designated Portfolio(s)"), on behalf of the Account to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Account at net asset value; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Account also intends to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund ("Unaffiliated Funds") on behalf of the Account to fund the Contracts; and

     WHEREAS, Schwab will perform certain services for the Fund in connection with the Contracts;

         NOW, THEREFORE, in consideration of their mutual promises, the Parties agree as follows:

ARTICLE I.        Sale of Fund Shares

         1.1. The Fund agrees to make Class A shares of the Designated Portfolio(s) available for purchase at the applicable net asset value per share by GWL&A and the Account on those days on which the Fund calculates its Designated Portfolio(s)' net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for regular trading. Notwithstanding the foregoing, the Board of Directors of the Fund (hereinafter the "Board") may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of shares of any Designated Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Designated Portfolio.


         1.2. The Fund and Distributor will not sell shares of the Designated Portfolio(s) to any other Participating Insurance Company separate account unless an agreement (which may or may not include the Fund as a party) containing provisions substantially similar to Sections 2.1 (it being understood that in some cases, this representation may be in the form of a representation as to compliance with applicable law generally), 2.4 (other than the provision on mutual cooperation) and 2.11 of Article II, Sections 3.4 and 3.5 of Article III, , and Article VII of this Agreement is in effect to govern such sales.


         1.3. The Fund agrees to (a) sell to GWL&A those full and fractional shares of the Designated Portfolio(s) that GWL&A, on behalf of the Account, orders, and (b) redeem for cash, on GWL&A's order on behalf of the Account, any full or fractional shares of the Fund held by GWL&A, in each case executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Designated Portfolios. For purposes of this Section 1.3, GWL&A shall be the designee of the Fund for the limited purpose of receiving and accepting purchase and redemption orders resulting from contributions and payments under the Contracts; and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order by 10:00 a.m. Eastern time on the next following Business Day or later time permitted by Section 1.6 hereof. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Designated Portfolio calculates its net asset value pursuant to the rules of the SEC. GWL&A shall provide the Fund with net purchase and redemption requests computed in accordance with Section 1.7 hereof.

         1.4. In the event of net purchases, GWL&A shall pay for Fund shares by 3:00 p.m. Eastern time on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.3 hereof. Payment shall be in federal funds transmitted to the Fund by wire. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of GWL&A and shall become the responsibility of the Fund.

         1.5. In the event of net redemptions, the Fund shall pay and transmit the proceeds of redemptions of Fund shares by 11:00 a.m. Eastern Time on the next Business Day after a redemption order is received in accordance with
Section 1.3 hereof. Payment shall be in federal funds transmitted to GWL&A or its designee by wire.

         1.6. The Fund shall make the net asset value per share for each Designated Portfolio available to GWL&A on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 5:30 p.m. Eastern time. In the event that the Fund is unable to meet the 5:30 p.m. time stated herein, the Fund shall provide additional time for GWL&A to place orders for the purchase and redemption of shares equal to the additional time it takes the Fund to make the net asset value available to GWL&A. However, if net asset values are not available for inclusion in the next business cycle and purchase orders/redemptions are not able to be calculated and available for GWL&A to execute within the time frame identified in Section 1.3 hereof, GWL&A on behalf of the Account, shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value.

         1.7. At the end of each Business Day, GWL&A shall use the net asset values of the Designated Portfolios to calculate Account unit values for the day. Using these unit values, GWL&A shall process each such Business Day's separate account transactions based on requests and premiums received by it by the close of regular trading on the floor of the New York Stock Exchange (currently 4:00 p.m., Eastern time) to determine the net dollar amount of Fund shares which shall be purchased or redeemed at that day's closing net asset value per share.

         1.8. In the event of an error in the computation of a Designated Portfolio's net asset value per share ("NAV") or any dividend or capital gain distribution (each, a "pricing error"), the Adviser or the Fund shall immediately notify GWL&A as soon as possible after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing in accordance with Article XI of this Agreement. A pricing error shall be corrected as follows: (a) if the pricing error results in a difference between the erroneous NAV and the correct NAV of less than $0.01 per share, then no corrective action need be taken; (b) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than $0.01 per share, but less than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Adviser shall reimburse the Designated Portfolio for any loss, after taking into consideration any positive effect of such error; however, no adjustments to Contract owner accounts need be made; and
(c) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Adviser shall reimburse the Designated Portfolio for any loss (without taking into consideration any positive effect of such error) and shall reimburse GWL&A for the costs of adjustments made to correct Contract owner accounts in accordance with the provisions of Schedule E hereto. If an adjustment is necessary to correct a material error which has caused Contract owners to receive less than the amount to which they are entitled, the number of shares of the appropriate Designated Portfolio(s) attributable to the accounts of the Contract owners will be adjusted and the amount of any underpayments shall be credited by the Adviser to GWL&A for crediting of such amounts to the applicable Contract owners accounts. Upon notification by the Adviser of any overpayment due to a material error, GWL&A or Schwab, as the case may be, shall promptly remit to Adviser any overpayment that has not been paid to Contract owners; however, Adviser acknowledges that Schwab and GWL&A do not intend to seek additional payments from any Contract owner who, because of a pricing error, may have underpaid for units of interest credited to his/her account. In no event shall Schwab or GWL&A be liable to Contract owners for any such adjustments or underpayment amounts. A pricing error within categories (b) or (c) above shall be deemed to be "materially incorrect" or constitute a "material error" for purposes of this Agreement.

         The standards set forth in this Section 1.8 are based on the Parties' understanding of the views expressed by the staff of the SEC as of the date of this Agreement. In the event the views of the SEC staff are later modified or superseded by SEC or judicial interpretation, the Parties shall amend the foregoing provisions of this Agreement to comport with the appropriate applicable standards, on terms mutually satisfactory to all Parties.

         1.9. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to GWL&A of any income, dividends or capital gain distributions payable on the Designated Portfolio(s)' shares. GWL&A hereby elects to receive all such income dividends and capital gain distributions as are payable on the Designated Portfolio shares in additional shares of that Designated Portfolio. GWL&A reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify GWL&A by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

         1.10. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to GWL&A or the Account. Shares ordered from the Fund will be recorded in an appropriate title for the Account or the appropriate sub-account of the Account.

         1.11. The Parties acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other Participating Insurance Companies (subject to Section 1.2 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.


ARTICLE II.       Representations and Warranties

         2.1. GWL&A represents and warrants that the securities deemed to be issued by the Account under the Contracts are or will at all times be registered under the 1933 Act or exempt from registration thereunder, and that the Contracts will be issued and sold in compliance in all material respects with all applicable laws, rules, and regulations (collectively, "laws"). GWL&A further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account prior to any issuance or sale of units thereof as a segregated asset account under Section 10-7-401, et. seq. of the Colorado Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts and that it will maintain such registration for so long as any Contracts are outstanding as required by applicable law.

         2.2. The Fund and Distributor each represents and warrants that Designated Portfolio(s) shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with all applicable laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act, and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

         2.3. The Fund reserves the right to adopt a plan pursuant to Rule 12b-1 under the 1940 Act and to impose an asset-based or other charge to finance distribution expenses as permitted by applicable law. In any event, the Fund and Adviser agree to comply with applicable provisions and SEC staff interpretations of the 1940 Act to assure that the investment advisory or management fees paid to the Adviser by the Fund are in accordance with the requirements of the 1940 Act. To the extent that the Fund decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board, a majority of whom are not interested persons of the Fund, formulate and approve any plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses.


         2.4. The Fund and Adviser each represents and warrants that it will make every effort to ensure that the investment policies, fees and expenses of the Designated Portfolio(s) are and shall at all times remain in compliance with all applicable laws to the extent required to perform this Agreement. The Fund and Distributor each represents and warrants that it will make every effort to ensure that Designated Portfolio(s) shares will be sold in compliance with all applicable laws. GWL&A and the Fund will endeavor to mutually cooperate with respect to the implementation of any modifications necessitated by any change in state insurance laws, regulations or interpretations of the foregoing that affect the Designated Portfolio(s) (a "Law Change"), and to keep each other informed of any Law Change that becomes known to either Party. In the event of a Law Change, the Distributor, Adviser and the Fund agree that, except in those circumstances where the Fund has advised GWL&A that its Board has determined that implementation of a particular Law Change is not in the best interest of all of the Fund's shareholders and has provided GWL&A with an explanation regarding such determination, any action required by a Law Change will be taken.


         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.

         2.6. The Adviser represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws. The Adviser represents and warrants that management and any other fees paid by the Fund to Adviser or its affiliated persons (within the meaning of the 1940 Act) are legitimate and not excessive, and are derived from agreements that do not breach any fiduciary duty of Adviser to the Fund.

         2.7. The Distributor represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws.

         2.8. The Fund and the Adviser represent and warrant that all of their respective directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.9. Schwab represents and warrants that it has completed, obtained and performed, in all material respects, all registrations, filings, approvals, and authorizations, consents and examinations required by any government or governmental authority as may be necessary to perform this Agreement. Schwab does and will comply, in all material respects, with all applicable laws in the performance of its obligations under this Agreement.

         2.10. The Fund will provide GWL&A with as much advance notice as is reasonably practicable of any material change affecting the Designated Portfolio(s) (including, but not limited to, any material change in the registration statement or prospectus affecting the Designated Portfolio(s)) and any proxy solicitation affecting the Designated Portfolio(s) and will consult with GWL&A in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectus for the Contracts. The Fund agrees to share equitably in expenses incurred by GWL&A as a result of actions taken by the Fund, consistent with the allocation of expenses contained in Schedule E hereto.

         2.11. GWL&A represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended ("the Code"), that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify Schwab, the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, GWL&A represents and warrants that the Account is a "segregated asset account" and that interests in the Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under
Section 817 of the Code and the regulations thereunder. GWL&A will use every effort to continue to meet such definitional requirements, and it will notify Schwab, the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future. GWL&A represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.



ARTICLE III.      Prospectuses and Proxy Statements; Voting

         3.1. At least annually, the Adviser or Distributor shall provide GWL&A and Schwab with as many printed copies of the current prospectus for each Designated Portfolio as GWL&A and Schwab may reasonably request for distribution to Contract owners. If requested by GWL&A or Schwab in lieu thereof, the Fund, Distributor or Adviser shall provide such documentation (including a camera-ready copy of each Designated Portfolio's current prospectus as set in type, a diskette containing such documents in the form sent to the financial printer, or an electronic copy of the documents in a format suitable for posting on an Internet website, all as GWL&A and Schwab may reasonably request) and such other assistance as is reasonably necessary in order for GWL&A and Schwab once each year (or more frequently if the prospectuses for the Designated Portfolio(s) are amended) to have the prospectus for the Contracts and the Fund's prospectus for the Designated Portfolio(s) printed together in a single document or posted on a website maintained by or for GWL&A or Schwab. The Fund, Distributor, and Adviser agree that the prospectus for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law. Expenses associated with providing such documentation shall be allocated in accordance with Schedule E hereto.

         3.2. If applicable laws require that the Statement of Additional Information ("SAI") for the Fund be distributed to all Contract owners, then the Fund, Distributor and/or the Adviser, as appropriate, shall provide GWL&A with copies of the Fund's SAI for the Designated Portfolio(s) in such quantities, with expenses to be borne in accordance with Schedule E hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund, Distributor or Adviser shall provide an electronic copy of the Fund SAI in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund, Distributor and/or the Adviser, as appropriate, shall also provide SAIs to any Contract owner or prospective owner who requests such SAI from the Fund (although it is anticipated that such requests will be made to GWL&A or Schwab).


         3.3. The Fund, Distributor and/or Adviser shall provide GWL&A and Schwab with copies of the Fund's proxy material, reports to stockholders and other communications to stockholders for the Designated Portfolio(s) in such quantity, with expenses to be borne in accordance with Schedule E hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund, Distributor or Adviser shall provide an electronic copy of such documentation in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund, Distributor, and Adviser agree that the foregoing materials (other than proxy material) for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law.


         3.4.     If and to the extent required by law GWL&A shall:

                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio(s) shares held in the Account in accordance with instructions received from Contract owners; and
                  (iii) vote Designated Portfolio shares held in the Account for which no instructions have been received in the same proportion as Designated Portfolio(s) shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. GWL&A reserves the right to vote Fund shares held in its general account and in any segregated asset account in its own right, to the extent permitted by law.

         3.5. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges in a manner consistent with the standards set forth in the Mixed and Shared Funding Exemptive Order, provided however, that the Fund shall provide GWL&A and each Participating Insurance Company with a written copy of such standards and such other assistance as may be necessary to facilitate coordination between GWL&A and other Participating Insurance Companies in complying with such standards and provided further that GWL&A shall be free to vote Designated Portfolio shares attributable to the Account in any manner permitted by applicable law, to the extent the Mixed and Shared Funding Order is superseded by SEC or administrative practice (including no-action relief). GWL&A and Schwab shall in no way oppose or interfere with the solicitation of proxies for Fund shares.

         3.6. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the Commission may promulgate with respect thereto.


ARTICLE IV.       Sales Material and Information

         4.1. GWL&A and Schwab shall furnish, or shall cause to be furnished, to the Fund or its designee, a copy of each piece of sales literature or other promotional material that GWL&A or Schwab, respectively, develops or proposes to use and in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers, or the Distributor is named in connection with the Contracts, at least ten (10) Business Days prior to its use. No such material shall be used if the Fund objects to such use within five (5) Business Days after receipt of such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers, or the Distributor is named and no such material shall be used if the Fund or its designee so objects.

         4.2. GWL&A and Schwab shall not give any information or make any representations or statements on behalf of the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement, prospectus or SAI for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund, Distributor or Adviser, except with the permission of the Fund, Distributor or Adviser.

         4.3. The Fund, Distributor, or the Adviser shall furnish, or shall cause to be furnished, to GWL&A and Schwab, a copy of each piece of sales literature or other promotional material relating to the Fund in which GWL&A, its separate account(s), any Contract or Schwab is named prior to its use. No such material shall be used until approved by GWL&A and Schwab. GWL&A and Schwab reserve the right to reasonably object to the continued use of any such sales literature or other promotional material in which GWL&A, its separate account(s), or any Contract, or Schwab is named, and no such material shall be used if the Company or Schwab so objects.

         4.4. The Fund, the Distributor and the Adviser shall not give any information or make any representations on behalf of GWL&A or concerning GWL&A, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by GWL&A or interests therein are not registered under the 1933 Act) or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by GWL&A or its designee, except with the permission of GWL&A.

         4.5. GWL&A, the Fund, the Distributor, and the Adviser shall not give any information or make any representations on behalf of or concerning Schwab, or use Schwab's name except with the permission of Schwab.

         4.6. The Fund or its designee will provide to GWL&A and Schwab at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Fund or its shares (collectively, "Fund materials"), contemporaneously with the filing of such document(s) with the SEC or NASD or other regulatory authorities.

         4.7. GWL&A or Schwab or its designee will provide to the Fund at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Contracts, (collectively, "Contract materials") contemporaneously with the filing of such document(s) with the SEC, NASD, or other regulatory authority.

         4.8. For purposes of Articles IV and VIII, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, shareholder reports, proxy materials (including solicitations for voting instructions), and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

         4.9. At the request and expense of any Party to this Agreement, each other Party will make available to the other Party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any Party's obligations under this Agreement.


ARTICLE V.        Fees and Expenses


         5.1. The Fund, Distributor and the Adviser shall pay no fee or other compensation to GWL&A under this Agreement, and GWL&A shall pay no fee or other compensation to the Fund, Distributor or Adviser under this Agreement, although the Parties hereto will bear certain expenses in accordance with Schedule E hereto, Articles III, V, and other provisions of this Agreement. The Fund shall pay no fee or other compensation to any other Participating Insurance Company that invests or whose segregated asset account invests in the same class of shares of any Designated Portfolio in which the Account or GWL&A invests.

         5.2. Except as otherwise provided in this Agreement, including without limitation Schedule E hereto, each Party shall bear all expenses incident to the performance of its obligations hereunder. Notwithstanding anything herein to the contrary, the Distributor or Adviser (as they may allocate between themselves) shall reimburse Great-West and Schwab for the costs (up to a maximum of $20,000) associated with substituting the securities of a registered investment company for the shares of any Designated Portfolio that has discontinued or intends to discontinue the offering of its shares to Contract owners, or that implements, or intends to implement, a fundamental change in investment objective or policy or other change requiring shareholder approval, or with respect to which Great-West or Schwab determines to terminate the Agreement pursuant to Section 10.1(b),(c),(e)-(g),(i), and (l) hereof. The costs of such substitution shall include, without limitation, reasonable legal fees for obtaining any required SEC order approving such substitution, and expenses for printing and distributing any prospectus supplement or other disclosure of the substitution or elimination of the Designated Portfolio as an investment vehicle under the Contracts.


         5.3. The Fund, the Distributor and the Adviser acknowledge that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolio(s) and the Unaffiliated Funds, and to transfer the Contract's cash value between funds and Designated Portfolios. The Fund, the Distributor and the Adviser agree to cooperate with GWL&A and Schwab in facilitating the operation of the Account and the Contracts as described in the prospectus for the Contracts, including but not limited to cooperation in facilitating transfers between Unaffiliated Funds.

         5.4. Schwab agrees to provide certain administrative services, specified in Schedule C hereto, in connection with the arrangements contemplated by this Agreement. The Parties acknowledge and agree that the services referred to in this Section 5.4 are recordkeeping, shareholder communication, and other transaction facilitation and processing, and related administrative services only and are not the services of an underwriter or a principal underwriter of the Fund, and that Schwab is not an underwriter for the shares of the Designated Portfolio(s) within the meaning of the 1933 Act or the 1940 Act.

         5.5. As compensation for the services specified in Schedule C hereto, the Adviser agrees to pay Schwab a monthly Administrative Service Fee based on the percentage per annum on Schedule C hereto applied to the average daily value of the shares of the Designated Portfolio(s) held in the Account with respect to Contracts sold by Schwab. This monthly Administrative Service Fee is due and payable before the 15th (fifteenth) day following the last day of the month to which it relates.


ARTICLE VI.       Diversification and Qualification.
                  ---------------------------------

         6.1. The Fund, the Distributor and the Adviser each represents and warrants that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund, Distributor and Adviser each represents and warrants that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of this Article VI by the Fund, the Fund, Distributor, and Adviser will take all steps necessary to: (a) notify GWL&A of such breach, and (b) adequately diversify the Fund so as to achieve compliance within the 30-day grace period afforded by Regulation 1.817-5.

         6.2. The Fund, the Distributor and the Adviser each represents and warrants that shares of the Designated Portfolio(s) will be sold only to Participating Insurance Companies and their separate accounts and to Qualified Plans, and that no person has or will purchase shares in any Portfolio for any purpose or under any circumstances that would preclude GWL&A from "looking through" to the investments of each Designated Portfolio in which it invests, pursuant to the "look through" rules found in Treasury Regulation 1.817-5. No shares of any Designated Portfolio of the Fund will be sold to the general public.

         6.3. The Fund, the Distributor and the Adviser each represents and warrants that the Fund and each Designated Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, and that each Designated Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

         6.4. The Fund, Distributor and Adviser each will notify GWL&A and Schwab immediately upon having a reasonable basis for believing that the Fund or any Designated Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

         6.5. Without in any way limiting the effect of Sections 8.3, 8.4 and
8.5 hereof and without in any way limiting or restricting any other remedies available to GWL&A or Schwab, the Distributor and/or Adviser will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with reasonable and appropriate corrections or responses to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs are to include, but are not limited to, reasonable fees and expenses of legal counsel and other advisors to GWL&A and any federal income taxes or tax penalties and interest thereon (or "toll charges" or exactments or amounts paid in settlement) incurred by GWL&A with respect to itself or its Contract owners in connection with any such failure or anticipated or reasonably foreseeable failure.

         6.6. The Fund shall provide GWL&A or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at the times provided for and substantially in the form attached hereto as Schedule D hereto; provided, however, that providing such reports does not relieve the Fund of its responsibility for such compliance or of its liability for any non-compliance.

         6.7. GWL&A agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of GWL&A or, to GWL&A's knowledge, or any Contract owner that any Designated Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or GWL&A otherwise becomes aware of any facts that could give rise to any claim against the Fund, Distributor or Adviser as a result of such a failure or alleged failure:

         (a) GWL&A shall promptly notify the Fund, the Distributor and the Adviser of such assertion or potential claim;

         (b) GWL&A shall consult with the Fund, the Distributor and the Adviser as to how to minimize any liability that may arise as a result of such failure or alleged failure;

         (c) GWL&A shall use its best efforts to minimize any liability of the Fund, the Distributor and the Adviser resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

         (d) any written materials to be submitted by GWL&A to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall be provided by GWL&A to the Fund, the Distributor and the Adviser (together with any supporting information or analysis) within at least two (2) business days prior to submission;

         (e) GWL&A shall provide the Fund, the Distributor and the Adviser with such cooperation as the Fund, the Distributor and the Adviser shall reasonably request (including, without limitation, by permitting the Fund, the Distributor and the Adviser to review the relevant books and records of GWL&A) in order to facilitate review by the Fund, the Distributor and the Adviser of any written submissions provided by GWL&A to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

         (f) GWL&A shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund, the Distributor and the Adviser (i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund, the Distributor and the Adviser, which shall not be unreasonably withheld; provided that, GWL&A shall not be required to appeal any adverse judicial decision unless the Fund and the Adviser shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund, the Distributor and the Adviser shall bear the costs and expenses, including reasonable attorney's fees, incurred by GWL&A in complying with this clause (f).


ARTICLE VII. Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order

         7.1. The Fund represents that the Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Designated Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform GWL&A if it determines that a material irreconcilable conflict exists and the implications thereof.

         7.2. GWL&A will report any potential or existing conflicts of which it is aware to the Board. GWL&A will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by GWL&A to inform the Board whenever contract owner voting instructions are to be disregarded. Such responsibilities shall be carried out by GWL&A with a view only to the interests of its Contract owners.

         7.3. If it is determined by a majority of the Board, or a majority of its members who are not interested persons of the Fund, the Distributor, the Adviser or any sub-adviser to any of the Designated Portfolios (the "Disinterested Members "), that a material irreconcilable conflict exists, and it is a Participating Insurance Company for which a material irreconcilable conflict is relevant, GWL&A and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Members), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including:
(1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and
(2) establishing a new registered management investment company or managed separate account.

         7.4. If a material irreconcilable conflict arises because of a decision by GWL&A to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, GWL&A may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund, the Distributor and the Adviser shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. No charge or penalty will be imposed as a result of such withdrawal. The responsibility to take such remedial action shall be carried out with a view only to the interest of the Contract owners.

         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to GWL&A conflicts with the majority of other state regulators, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs GWL&A in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Until the end of the foregoing six month period, the Fund and the Distributor shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. The responsibility to take such action shall be carried out with a view only to the interest of the Contract owners.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Disinterested Members shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. GWL&A shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs GWL&A in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Disinterested Members.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.      Indemnification

         8.1.     Indemnification By GWL&A

         8.1(a). GWL&A agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of GWL&A) or litigation (including reasonable legal and other expenses) (collectively, a "Loss") to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in any Contract materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to -------- indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, Distributor or Adviser for use in the Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by GWL&A or persons under its control) or wrongful conduct of GWL&A or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Fund materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and conformity with information furnished in writing to the Fund by or on behalf of GWL&A; or

     (iv) arises as a result of any failure by GWL&A to perform the obligations, provide the services, and furnish the materials required of it under the terms of this Agreement; or

     (v) arises out of or result from any material breach of any representation and/or warranty made by GWL&A in this Agreement or arises out of or result from any other material breach of this Agreement by GWL&A, including without limitation Section 2.11 and Section 6.7 hereof, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

         8.1(b). GWL&A shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.1(c). GWL&A shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified GWL&A in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify GWL&A of any such claim shall not relieve GWL&A from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that GWL&A has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, GWL&A shall be entitled to participate, at its own expense, in the defense of such action, and unless the Indemnified Parties release GWL&A from any further obligation under this Section 8.1 with respect to such claim(s), GWL&A also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from GWL&A to such Party of GWL&A's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and GWL&A will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.1(d). Each Indemnified Party will promptly notify GWL&A of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.2.     Indemnification by Schwab.
                  -------------------------

         8.2(a). Schwab agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any Loss, to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of Schwab's dissemination of information regarding the Fund that is both (A) materially incorrect and (B) that was neither contained in any Fund material, nor provided in writing to Schwab, nor approved in writing by or on behalf of the Fund, Distributor, or Adviser; or

     (ii) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in sales literature or other promotional material prepared or approved by Schwab for the Contracts or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, Distributor or Adviser, or to Schwab by GWL&A for use in any Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (iii) arises out of or as a result of statements or representations (other than statements or representations contained in materials not supplied by Schwab or persons under its control) or wrongful conduct of Schwab or persons under its control, with respect to the sale or distribution of the Contracts; or

     (iv) arises as a result of any failure by Schwab to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement; or

     (v) arises out of or results from any material breach of any representation and/or warranty made by Schwab in this Agreement or arise out of or result from any other material breach of this Agreement by Schwab;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

         8.2(b). Schwab shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.2(c). Schwab shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Schwab in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Schwab of any such claim shall not relieve Schwab from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that Schwab has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, Schwab shall be entitled to participate, at its own expense, in the defense of such action and unless the Indemnified Parties release Schwab from any further obligation under Section 8.2 with respect to such claim(s), Schwab also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from Schwab to such Party of Schwab's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Schwab will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.2(d). Each Indemnified Party will promptly notify Schwab of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.3.     Indemnification by the Adviser.
                  ------------------------------

         8.3(a). The Adviser agrees to indemnify and hold harmless GWL&A and Schwab and each of their directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser, by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Adviser or persons under its control) or wrongful conduct of the Fund, the Distributor or the Adviser or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, Distributor or Adviser; or

     (iv) arises as a result of any failure by the Fund, the Distributor or the Adviser to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

     (v) arises out of or results from any material breach of any representation and/or warranty made by the Fund, the Distributor or the Adviser in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund, the Distributor or the Adviser; or

     (vi) arises out of or results from the incorrect or untimely calculation or reporting by the Fund, the Distributor or the Adviser of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Adviser specified in Article VI hereof.

         8.3(b). The Adviser shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.3(c). The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Adviser has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release Adviser from any further obligation under this
Section 8.3 with respect to such claim(s), the Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Adviser to such Party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.3(d). GWL&A and Schwab agree promptly to notify the Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.



         8.4.     Indemnification By the Fund.
                  ---------------------------

         8.4(a). The Fund agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.4) against any Loss to which the Indemnified Parties may be required to pay or become subject under any statute or regulation, at common law or otherwise, insofar as such Loss, is related to the operations of the Fund and:

         (i) arises as a result of any failure by the Fund to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

         (ii) arises out of or results from any material breach of any representation and/or warranty made by the Fund in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund; or

         (iii) arises out of or results from the incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.4(b) and 8.4(c) hereof.

         8.4(b). The Fund shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.4(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Fund has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Fund will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Fund from any further obligation under this Section 8.4 with respect to such claim(s), the Fund shall also be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Fund to such Party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.4(d). GWL&A and Schwab each agree promptly to notify the Fund of the commencement of any litigation or proceeding against itself or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

         8.5.     Indemnification by the Distributor.
                  ----------------------------------

         8.5(a). The Distributor agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of
Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.5) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Distributor or persons under its control) or wrongful conduct of the Fund, the Distributor or Adviser or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, Distributor or Adviser; or

     (iv) arises as a result of any failure by the Fund, Distributor or Adviser to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

     (v) arises out of or result from any material breach of any representation and/or warranty made by the Fund, Distributor or Adviser in this Agreement or arises out of or results from any other material breach of this Agreement by the Fund, Distributor or Adviser; or

     (vi) arises out of or result from the incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.5(b) and 8.5(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Distributor specified in Article VI hereof.

         8.5(b). The Distributor shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.5(c) The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Distributor in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Distributor of any such claim shall not relieve the Distributor from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Distributor has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Distributor will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Distributor from any further obligation under this Section 8.5 with respect to such claim(s), the Distributor also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Distributor to such Party of the Distributor's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Distributor will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.5(d) GWL&A and Schwab agree to promptly notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.



ARTICLE IX.       Applicable Law

         This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado, applicable to contracts entirely entered into and performed in Colorado by Colorado residents.


ARTICLE X.        Termination

         10.1.    This Agreement shall terminate:

                  (a) at the option of any Party, with or without cause, with respect to some or all Designated Portfolios, upon six (6) months advance written notice delivered to the other Parties; provided, however, that such notice shall not be given earlier than six (6) months following the date of this Agreement; or

                  (b) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio based upon GWL&A's or Schwab's determination that shares of such Designated Portfolio are not reasonably available to meet the requirements of the Contracts; or

                  (c) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by GWL&A; or

                  (d) at the option of the Fund, Distributor or Adviser in the event that formal administrative proceedings are instituted against GWL&A or Schwab by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding GWL&A's or Schwab's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund, Distributor or Adviser, as the case may be, reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A or Schwab to perform its obligations under this Agreement; or

                  (e) at the option of GWL&A or Schwab in the event that formal administrative proceedings are instituted against the Fund, the Distributor or the Adviser by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, if GWL&A or Schwab reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund, the Distributor or the Adviser to perform their obligations under this Agreement; or

                  (f) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio fails to meet the requirements and comply with the representations and warranties specified in
                  Article VI hereof; or

                  (g) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a regulated investment company under Subchapter M of the Code or under any successor or similar provision, or if GWL&A or Schwab reasonably believes that the Designated Portfolio will fail to meet such requirements or so qualify; or

                  (h) at the option of either the Fund, the Distributor or the Adviser, if (i) the Fund, Distributor or Adviser, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that either GWL&A or Schwab has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) the Fund, Distributor or Adviser notifies GWL&A or Schwab, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by GWL&A or Schwab and any other changes in circumstances since the giving of such a notice, the determination of the Fund, Distributor or Adviser shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (i) at the option of either GWL&A or Schwab, if (i) GWL&A or Schwab, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that the Fund, Distributor or Adviser has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) GWL&A or Schwab notifies the Fund, Distributor or Adviser, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund, Distributor or Adviser and any other changes in circumstances since the giving of such a notice, the determination of GWL&A or Schwab shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (j) at the option of GWL&A in the event that formal administrative proceedings are instituted against Schwab by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding Schwab's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that GWL&A determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Schwab to perform its obligations related to the Contracts; or

                  (k) at the option of Schwab in the event that formal administrative proceedings are instituted against GWL&A by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding GWL&A's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that Schwab determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A to perform its obligations related to the Contracts; or

                  (l) at the option of any non-defaulting Party hereto in the event of a material breach of this Agreement by any Party hereto (the "defaulting Party") other than as described in 10.1(a)-(k); provided, that the non-defaulting Party gives written notice thereof to the defaulting Party, with copies of such notice to all other non-defaulting Parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting Party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting Party.

         10.2.    Notice Requirement.
                  ------------------

No termination of this Agreement shall be effective unless and until the Party terminating this Agreement gives prior written notice to all other Parties of its intent to terminate, which notice shall set forth the basis for the termination. Furthermore,

         (a) in the event any termination is based upon the provisions of
         Article VII, or the provisions of Section 10.1(a), 10.1(h) or 10.1(i) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the Parties;

         (b) in the event any termination is based upon the provisions of
         Section 10.1(d), 10.1(e), 10.1(j) or 10.1(k) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

         (c) in the event any termination is based upon the provisions of
         Section 10.1(b), 10.1(c) or 10.1(f) or 10.1(g), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the Party sending the notice.

         10.3.    Effect of Termination.
                  ---------------------
Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or GWL&A to meet Section 817(h) of the Code diversification requirements, the Fund, the Distributor and the Adviser shall, at the option of GWL&A or Schwab, continue to make available additional shares of the Designated Portfolio(s) pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments among the Designated Portfolio(s), redeem investments in the Designated Portfolio(s) and/or invest in the Designated Portfolio(s) upon the making of additional purchase payments under the Existing Contracts. The Parties agree that this Section 10.3 shall not apply to any terminations under
Article VII and the effect of such Article VII terminations shall be governed by
Article VII of this Agreement.

         10.4.    Surviving Provisions.
                  --------------------
Notwithstanding any termination of this Agreement, the following provisions shall survive: Article V, Article VIII and Section 12.1 of Article XII. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

         10.5.    Survival of Agreement.
                  ---------------------
A termination by Schwab shall terminate this Agreement only as to Schwab, and this Agreement shall remain in effect as to the other Parties; provided, however, that in the event of a termination by Schwab the other Parties shall have the option to terminate this Agreement upon 60 (sixty) days notice, rather than the six (6) months specified in Section 10.1(a).


ARTICLE XI.       Notices

         Any notice shall be sufficiently given when sent by registered or certified mail by the notifying Party to each other Party entitled to notice at the addresses set forth below or at such other address as a Party may from time to time specify in writing to the other Parties.

If to the Fund:
         Alliance Variable Products Series Fund, Inc.
         1345 Avenue of the Americas
         New York, NY  10105

         Attention:  Edmund R. Bergan, Jr.

If to GWL&A:
         Great-West Life & Annuity Insurance Company
         8515 East Orchard Road
         Greenwood Village, CO  80111
         Attention: Vice President and Counsel

If to the Adviser:
         Alliance Capital Management, L.P.
         1345 Avenue of the Americas
         New York, NY  10105

         Attention:  Edmund P. Bergan, Jr.

If to the Distributor:
         Alliance Fund Distributors , Inc.
         1345 Avenue of the Americas
         New York, NY  10105

         Attention:  Edmund P. Bergan, Jr.

If to Schwab:
         Charles Schwab & Co., Inc.
         101 Montgomery Street
         San Francisco, CA  94104
         Attention:   General Counsel


ARTICLE XII.  Miscellaneous

         12.1. Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         12.5. Each Party hereto shall cooperate with each other Party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each Party hereto further agrees to furnish the Colorado Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of GWL&A are being conducted in a manner consistent with the Colorado Variable Annuity Regulations and any other applicable law.

         12.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant Parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

         12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the Parties hereto are entitled to under state and federal laws.

         12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any Party without the prior written consent of all Parties hereto.


         12.9. Each Party agrees that the obligations assumed by each other Party pursuant to this Agreement shall be limited in any case to that other Party and its respective assets and agrees not to seek satisfaction of any such obligation from the shareholdersof the other Party, the directors, officers, employees or agents of the other Party, or any of them, except to the extent permitted under this Agreement.


         12.10. Schedules A through E hereto, as the same may be amended from time to time by mutual written agreement of the Parties, are attached hereto and incorporated herein by reference.

         IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date specified below.

                           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                           By its authorized officer,

                           By:_/s/ David McDonald__________
                               ------------------
                           Title:
                           Date:

                           ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

                           By its authorized officer,

                           By:_/S/ Edmund Bergan
                               --------------------------------------
                           Title:
                           Date:

                           ALLIANCE CAPITAL MANAGEMENT, L.P.

                           By its authorized officer,

                           By:_/S/ Edmund Bergan
                               ---------------------------------------
                           Title:
                           Date:

                           ALLIANCE FUND DISTRIBUTORS , INC.

                           By its authorized officer,

                           By:_/S/ Richard Winge
                               ------------------------------------------
                           Title:
                           Date:

                           CHARLES SCHWAB & CO., INC.

                           By its authorized officer,

                           By:_/S/ Rob Klapper
                               ------------------------------------------
                           Title:
                           Date:

                             Schwab Variable Annuity

                                   SCHEDULE A

         Contracts                                        Form Numbers

Great-West Life & Annuity Insurance Company

Individual Variable Annuity Contract                      J444

                                   SCHEDULE B


Designated Portfolios
Alliance Variable Products Series Growth and Income Portfolio
Alliance Variable Products Series Growth Portfolio
Alliance Variable Products Series Real Estate Investment Portfolio

                                   SCHEDULE C

                             Administrative Services

To be performed by Charles Schwab & Co., Inc.


A. Schwab will provide, or cause to be provided, the properly registered and licensed personnel and systems needed for all customer servicing and support - for both Fund and Contract information and questions - including the following:

o        respond to Contract owner inquiries
o        mail fund and Contract prospectus to prospects
o        entry of initial and subsequent orders
o        transfer of cash to GWL&A and/or Fund
o explanations of Designated Portfolio objectives and characteristics o entry of transfers between Unaffiliated Funds, including the Designated Portfolios o Contract balance and allocation inquiries o communicate all purchase, withdrawal, and exchange orders received from Contract owners to GWL&A which will transmit orders to Funds
o train call center representatives to explain Fund objectives, Morningstar categories, Fund selection data and differences between publicly traded funds and the Designated Portfolios
o        provide performance data and fund prices
o shareholder services including researching trades, resolving trade disputes, etc.
o coordinate the writing, printing and distribution of semi-annual and annual reports to Contract owners investing in the Designated Portfolios
o create and update Designated Portfolio profiles and other shareholder communications o establish scheduled account rebalances o web trading and account servicing o touch-tone telephone trading and account servicing o establish dollar cost averaging o communications to Contract owners related to product changes, including but not limited to changes in the available Designated Portfolios

B. For the services, Schwab shall receive a fee of _____ per annum applied to the average daily value of the shares of the Fund held by Schwab's customers, payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

C. The Fund will calculate and Schwab will verify with GWL&A the asset balance for each day on which the fee is to be paid pursuant to this Agreement with respect to each Designated Portfolio.

D. Schwab will communicate all purchase, withdrawal, and exchange orders it receives from its customers to GWL&A who will retransmit them to the Fund.

                                   SCHEDULE D
                             Reports per Section 6.6

         With regard to the reports relating to the quarterly testing of compliance with the requirements of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report to GWL&A in the Form D1 attached hereto and incorporated herein by reference, regarding the status under such sections of the Code of the Designated Portfolio(s), and if necessary, identification of any remedial action to be taken to remedy non-compliance.

         With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) a year-end report will be provided 45 days after the end of the calendar year. However, if a problem with regard to RIC status, as defined below, is identified in the third quarter report, on a weekly basis, starting the first week of December, additional interim reports will be provided specially addressing the problems identified in the third quarter report. If any interim report memorializes the cure of the problem, subsequent interim reports will not be required.

         A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

         (a) Less than ninety percent of gross income is derived from sources of income specified in Section 851(b)(2); (b) Less than fifty percent of the value of total assets consists of assets specified in Section 851(b)(3)(A); and (c) No more than twenty-five percent of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in Section 851(b)(3)(B).

                                     FORM D1
                            CERTIFICATE OF COMPLIANCE
For the quarter ended:
                       ---------------------------

Alliance Capital  Management,  L.P.  (investment  advisor) for Alliance Variable
Products Series Fund, Inc., hereby notifies you that, based on internal compliance testing performed as of the end of the calendar quarter ended ________, 20____, the Designated Portfolios were in compliance with all requirements of Section 817(h) and Subchapter M of the Internal Revenue Code (the "Code") and the regulations thereunder as required in the Fund
Participation Agreement among Great-West Life & Annuity Insurance Company, Charles Schwab & Co., Inc. and Alliance Capital Management, L.P., other than the exceptions discussed below:

Exceptions                                                    Remedial Action




         Signed this         day of               ,                .
                     -------        --------------  ---------------

         Alliance Capital Management, L.P.

(Signature)

                                    By:
                                        -------------------------------
(Type or Print Name and Title/Position)

                                   SCHEDULE E

                                    EXPENSES

The Fund and/or the Distributor and/or Adviser, and GWL&A will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below. Costs shall be allocated to reflect the Fund's share of the total costs determined according to the number of pages of the Fund's respective portions of the documents.

------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         Printing of combined        GWL&A                       Fund, Distributor or
                               prospectuses                                            Adviser, as
                                                                                       applicable
------------------------------ --------------------------- --------------------------- ----------------------
                               Fund, Distributor or        GWL&A                       Fund, Distributor or
                               Adviser shall supply                                    Adviser, as
                               GWL&A with such numbers                                 applicable
                               of the Designated
                               Portfolio(s)
                               prospectus(es) as GWL&A
                               shall reasonably request
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus             Printing for Inforce        GWL&A                       GWL&A
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing for Prospective    GWL&A                       Schwab
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         If Required by Fund,        Fund, Distributor or        Fund, Distributor or
Update & Distribution          Distributor or Adviser      Adviser                     Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus Update &    If Required by Fund,        GWL&A                       Fund, Distributor or
Distribution                   Distributor or Adviser                                  Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund SAI                Printing                    Fund, Distributor or        Fund, Distributor or
                                                           Adviser                     Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
Product SAI                    Printing                    GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Proxy Material for Mutual      Printing if proxy           Fund, Distributor or        Fund, Distributor or
Fund:                          required by Law             Adviser                     Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Fund, Distributor or
                               labor) if proxy required                                Adviser
                               by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       GWL&A
                               if required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       Schwab
                               if required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Annual &           Printing of combined        GWL&A                       Fund, Distributor or
Semi-Annual Report             reports                                                 Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A and Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to New     If Required by the Fund,    Schwab                      Fund, Distributor or
and Prospective clients        Distributor or Adviser                                  Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        Schwab                      GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to         Distribution (including     GWL&A                       Fund, Distributor or
inforce                        labor and printing) if                                  Adviser
                               required by the Fund,
                               Distributor or Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       GWL&A
                               labor and printing)if
                               required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Schwab
                               labor and printing if
                               required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Errors in Share Price          Cost of error to            GWL&A                       Fund or Adviser
calculation pursuant to        participants
Section 1.8
------------------------------ --------------------------- --------------------------- ----------------------
                               Cost of administrative      GWL&A                       Fund or Adviser
                               work to correct error
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Fund         All operations and          Fund, Distributor or        Fund or Adviser
                               related expenses,           Adviser
                               including the cost of
                               registration and
                               qualification of  shares,
                               taxes on the issuance or
                               transfer of shares, cost
                               of management of the
                               business affairs of the
                               Fund, and expenses paid
                               or assumed by the Fund
                               pursuant to any Rule
                               12b-1 plan
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Account      Federal registration of     GWL&A                       GWL&A
                               units of separate account
                               (24f-2 fees)
------------------------------ --------------------------- --------------------------- ----------------------

                          FUND PARTICIPATION AGREEMENT


                           Delaware Group Premium Fund

                                TABLE OF CONTENTS


ARTICLE I.               Sale of Fund Shares......................................................................3
ARTICLE II.              Representations and Warranties...........................................................5
ARTICLE III.             Prospectuses and Proxy Statements; Voting................................................8
ARTICLE IV.              Sales Material and Information...........................................................9
ARTICLE V.               Fees and Expenses.......................................................................11
ARTICLE VI.              Diversification and Qualification.......................................................12
ARTICLE VII.             Potential Conflicts and Compliance With
                         Mixed and Shared Funding Exemptive Order ...............................................14
ARTICLE VIII.            Indemnification ........................................................................16
ARTICLE IX.              Applicable Law..........................................................................25
ARTICLE X.               Termination.............................................................................25
ARTICLE XI.              Notices.................................................................................28
ARTICLE XII.             Miscellaneous...........................................................................29
SCHEDULE A               Contracts
SCHEDULE B               Designated Portfolios
SCHEDULE C               Administrative Services
SCHEDULE D               Reports per Section 6.6
SCHEDULE E               Expenses

                             PARTICIPATION AGREEMENT

                                      Among

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                          DELAWARE GROUP PREMIUM FUND,

                          DELAWARE MANAGEMENT COMPANY,

                           DELAWARE DISTRIBUTORS, L.P.

                                       and

                           CHARLES SCHWAB & CO., INC.



         THIS AGREEMENT, made and entered into as of this ____ day of April, 2001 by and among GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY ("GWL&A"), a Colorado life insurance company, on its own behalf and on behalf of its Separate Account Variable Annuity-1 Series Account (the "Account"); DELAWARE GROUP PREMIUM FUND, a business trust organized under the laws of Delaware on behalf of the series included on Schedule B hereto ("Fund"); DELAWARE MANAGEMENT COMPANY, a series of Delaware Management Business Trust ("Adviser"), a business trust organized under the laws of Delaware; DELAWARE DISTRIBUTORS, L.P., a limited partnership organized under the laws of Delaware ("Distributor"); and CHARLES SCHWAB & CO., INC., a California corporation ("Schwab") (each a "Party," and collectively, the "Parties").

         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies, including GWL&A, which have entered into participation agreements similar to this Agreement ("Participating Insurance Companies"); and

         WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission ("SEC"), dated November 2, 1987 (File No. 812-6777), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans ("Qualified Plans") ("Mixed and Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolio(s) are registered under the Securities Act of 1933, as amended ("1933 Act"); and

         WHEREAS, the Adviser is a series of a business trust which is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, the Distributor is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, ("1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"); and

         WHEREAS, GWL&A has registered interests under certain variable annuity contracts that are supported wholly or partially by the Account under the 1933 Act and that are listed in Schedule A hereto ("Contracts"); and

         WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of GWL&A on July 24, 1995, under the insurance laws of the State of Colorado, to set aside and invest assets attributable to the Contracts; and

         WHEREAS, GWL&A has registered the Account as a unit investment trust under the 1940 Act and has registered (or will register prior to sale) the securities deemed to be issued by the Account under the 1933 Act to the extent required; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, GWL&A intends to purchase shares in the Portfolio(s) listed in Schedule B hereto (the "Designated Portfolio(s)"), on behalf of the Account to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Account at net asset value; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Account also intends to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund ("Unaffiliated Funds") on behalf of the Account to fund the Contracts; and

     WHEREAS, Schwab will perform certain services for the Fund in connection with the Contracts;

         NOW, THEREFORE, in consideration of their mutual promises, the Parties agree as follows:

ARTICLE I.        Sale of Fund Shares

         1.1. The Fund agrees to make shares of the Designated Portfolio(s) available for purchase at the applicable net asset value per share by GWL&A and the Account on those days on which the Fund calculates its Designated Portfolio(s)' net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for regular trading. Notwithstanding the foregoing, the Board of Trustees of the Fund (hereinafter the "Board") may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of shares of any Designated Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Designated Portfolio.

         1.2. The Fund and Distributor will not sell shares of the Designated Portfolio(s) to any other Participating Insurance Company separate account unless an agreement containing provisions substantially similar to Sections 2.1,
2.4 and 2.11 of Article II, Sections 3.4, 3.5 and 3.6 of Article III, Section
5.1 of Article V, Section 6.5 of Article VI, and Article VII of this Agreement is in effect to govern such sales, it being understood and agreed to by the Parties that to the extent any existing agreement entered into by the Fund and Distributor prior to the date hereof does not contain one or more substantially similar provisions, Fund and Distributor will use their best efforts to promptly amend such agreement to include the missing provision(s).

         1.3. The Fund agrees to (a) sell to GWL&A those full and fractional shares of the Designated Portfolio(s) that GWL&A, on behalf of the Account, orders, and (b) redeem for cash, on GWL&A's order, any full or fractional shares of the Fund held by GWL&A, in each case executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Designated Portfolios. For purposes of this Section 1.3, GWL&A shall be the designee of the Fund and/or Distributor, as appropriate, for receipt of such orders and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order by 10:00 a.m. Eastern time on the next following Business Day or later time permitted by Section 1.6 hereof. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Designated Portfolio calculates its net asset value pursuant to the rules of the SEC. GWL&A shall provide the Fund with net purchase and redemption requests computed in accordance with Section 1.7 hereof.

         1.4. In the event of net purchases, GWL&A shall pay for Fund shares by 3:00 p.m. Eastern time on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.3 hereof. Payment shall be in federal funds transmitted to the Fund by wire. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of GWL&A and shall become the responsibility of the Fund.

         1.5. In the event of net redemptions, the Fund shall pay and transmit the proceeds of redemptions of Fund shares by 11:00 a.m. Eastern Time on the next Business Day after a redemption order is received in accordance with
Section 1.3 hereof. Payment shall be in federal funds transmitted to GWL&A or its designee by wire.

         1.6. The Fund shall make the net asset value per share for each Designated Portfolio available to GWL&A on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 5:30 p.m. Eastern time. In the event that the Fund is unable to meet the 5:30 p.m. time stated herein, the Fund shall provide additional time for GWL&A to place orders for the purchase and redemption of shares equal to the additional time it takes the Fund to make the net asset value available to GWL&A, except the additional time for GWL&A to place orders shall not exceed 3 hours. However, if net asset values are not available for inclusion in the next business cycle and purchase orders/redemptions are not able to be calculated and available for GWL&A to execute within the time frame identified in Section 1.3 hereof, GWL&A on behalf of the Account, shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value.

         1.7. At the end of each Business Day, GWL&A shall use the information described herein to calculate Account unit values for the day. Using these unit values, GWL&A shall process each such Business Day's separate account transactions based on requests and premiums received by it by the close of regular trading on the floor of the New York Stock Exchange (currently 4:00 p.m., Eastern time) to determine the net dollar amount of Fund shares which shall be purchased or redeemed at that day's closing net asset value per share.

         1.8. In the event of an error in the computation of a Designated Portfolio's net asset value per share ("NAV") or any dividend or capital gain distribution (each, a "pricing error"), the Distributor or the Fund shall immediately notify GWL&A as soon as possible after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing in accordance with Article XI of this Agreement. A pricing error shall be corrected as follows: (a) if the pricing error results in a difference between the erroneous NAV and the correct NAV of less than $0.01 per share, then no corrective action need be taken; (b) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than $0.01 per share, but less than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Distributor shall reimburse the Designated Portfolio for any loss, after taking into consideration any positive effect of such error; however, no adjustments to Contract owner accounts need be made; and
(c) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Distributor shall reimburse the Designated Portfolio for any loss (without taking into consideration any positive effect of such error) and shall reimburse GWL&A for the costs of adjustments made to correct Contract owner accounts in accordance with the provisions of Schedule E hereto. If an adjustment is necessary to correct a material error which has caused Contract owners to receive less than the amount to which they are entitled, the number of shares of the appropriate Designated Portfolio(s) attributable to the accounts of the Contract owners will be adjusted and the amount of any underpayments shall be credited by the Distributor to GWL&A for crediting of such amounts to the applicable Contract owners accounts. Upon notification by the Distributor of any overpayment due to a material error, GWL&A or Schwab, as the case may be, shall promptly remit to Distributor any overpayment that has not been paid to Contract owners; however, Distributor acknowledges that Schwab and GWL&A do not intend to seek additional payments from any Contract owner who, because of a pricing error, may have underpaid for units of interest credited to his/her account. In no event shall Schwab or GWL&A be liable to Contract owners for any such adjustments or underpayment amounts. A pricing error within categories (b) or (c) above shall be deemed to be "materially incorrect" or constitute a "material error" for purposes of this Agreement. Schwab and GWL&A each agree that neither the Distributor nor the Fund shall be responsible under the foregoing provisions for amounts incorrectly credited or debited to Contract owner accounts as a result of the transmission by Schwab or GWL&A (as the case may be) of erroneous purchase or redemption orders to the Fund. Schwab and/or GWL&A (as the case may be) shall be responsible for correcting any such incorrect entries to Contract owner accounts.

         The standards set forth in this Section 1.8 are based on the Parties' understanding of the views expressed by the staff of the SEC as of the date of this Agreement. In the event the views of the SEC staff are later modified or superseded by SEC or judicial interpretation, the Parties shall amend the foregoing provisions of this Agreement to comport with the appropriate applicable standards, on terms mutually satisfactory to all Parties.

         1.9. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to GWL&A of any income, dividends or capital gain distributions payable on the Designated Portfolio(s)' shares. GWL&A hereby elects to receive all such income dividends and capital gain distributions as are payable on the Designated Portfolio shares in additional shares of that Designated Portfolio. GWL&A reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify GWL&A by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

         1.10. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to GWL&A or the Account. Shares ordered from the Fund will be recorded in an appropriate title for the Account or the appropriate sub-account of the Account.

         1.11. The Parties acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other Participating Insurance Companies (subject to Section 1.2 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.


ARTICLE II.       Representations and Warranties

         2.1. GWL&A represents and warrants that the securities deemed to be issued by the Account under the Contracts are or will be registered under the 1933 Act or exempt from registration thereunder, and that the Contracts will be issued and sold in compliance in all material respects with all applicable laws, rules, and regulations (collectively, "laws"). GWL&A further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account prior to any issuance or sale of units thereof as a segregated asset account under Section 10-7-401, et. seq. of the Colorado Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts and that it will maintain such registration for so long as any Contracts are outstanding as required by applicable law.

         2.2. The Fund and Distributor each represents and warrants that Designated Portfolio(s) shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with all applicable laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act, and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

         2.3. The Fund reserves the right to adopt a plan pursuant to Rule 12b-1 under the 1940 Act and to impose an asset-based or other charge to finance distribution expenses as permitted by applicable law. In any event, the Fund and Adviser agree to comply with applicable provisions and SEC staff interpretations of the 1940 Act to assure that the investment advisory or management fees paid to the Adviser by the Fund are in accordance with the requirements of the 1940 Act. To the extent that the Fund decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board, formulate and approve any plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses in a manner consistent with such Act and all rules promulgated thereunder.

         2.4. The Fund and Adviser each represents and warrants that it will make every effort to ensure that the investment policies, fees and expenses of the Designated Portfolio(s) are and shall at all times remain in compliance with the insurance and other applicable laws of the State of Colorado and any other applicable state to the extent required to perform this Agreement. The Fund and Distributor each represents and warrants that it will make every effort to ensure that Designated Portfolio(s) shares will be sold in compliance with the insurance laws of the State of Colorado and all applicable state insurance and securities laws. GWL&A and the Fund will endeavor to mutually cooperate with respect to the implementation of any modifications necessitated by any change in state insurance laws, regulations or interpretations of the foregoing that affect the Designated Portfolio(s) (a "Law Change"), and to keep each other informed of any Law Change that becomes known to either Party. In the event of a Law Change, the Fund agrees that, except in those circumstances where the Fund has advised GWL&A that its Board has determined that implementation of a particular Law Change is not in the best interest of all of the Fund's shareholders with an explanation regarding why such action is lawful, any action required by a Law Change will be taken.

         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Delaware and that it does and will comply in all material respects with the 1940 Act.

         2.6. The Adviser represents and warrants that it is a series of a business trust that is and shall remain duly qualified and registered under all applicable laws and that Adviser shall perform its obligations for the Fund in compliance in all material respects with all applicable laws. The Adviser represents and warrants that management and any other fees paid by the Fund to Adviser or its affiliated persons (within the meaning of the 1940 Act) are legitimate and not excessive, and are derived from agreements that do not breach any fiduciary duty of Adviser to the Fund.

         2.7. The Distributor represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws.

         2.8. The Fund and the Adviser represent and warrant that all of their respective directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.9. Schwab represents and warrants that it has completed, obtained and performed, in all material respects, all registrations, filings, approvals, and authorizations, consents and examinations required by any government or governmental authority as may be necessary to perform this Agreement. Schwab does and will comply, in all material respects, with all applicable laws in the performance of its obligations under this Agreement.

         2.10. The Fund will provide GWL&A with as much advance notice as is reasonably practicable of any material change affecting the Designated Portfolio(s) (including, but not limited to, any material change in the registration statement or prospectus affecting the Designated Portfolio(s)) and any proxy solicitation affecting the Designated Portfolio(s) and will consult with GWL&A in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by using reasonable efforts to implement them in conjunction with regular annual updates of the prospectus for the Contracts. The Fund agrees to share equitably in expenses incurred by GWL&A as a result of actions taken by the Fund, consistent with the allocation of expenses contained in Schedule E hereto.

         2.11. GWL&A represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended ("the Code"), that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify Schwab, the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, GWL&A represents and warrants that the Account is a "segregated asset account" and that interests in the Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under
Section 817 of the Code and the regulations thereunder. GWL&A will use every effort to continue to meet such definitional requirements, and it will notify Schwab, the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future. GWL&A represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.


ARTICLE III.      Prospectuses and Proxy Statements; Voting

         3.1. At least annually, the Distributor shall provide GWL&A and Schwab with as many printed copies of the current prospectus for each Designated Portfolio as GWL&A and Schwab may reasonably request for distribution to Contract owners. If requested by GWL&A or Schwab in lieu thereof, the Fund or Distributor shall provide such documentation (including a camera-ready copy of each Designated Portfolio's current prospectus as set in type, a diskette containing such documents in the form sent to the financial printer, or an electronic copy of the documents in a format suitable for posting on an Internet website, all as GWL&A and Schwab may reasonably request) and such other assistance as is reasonably necessary in order for GWL&A and Schwab once each year (or more frequently if the prospectuses for the Designated Portfolio(s) are amended) to have the prospectus for the Contracts and the Fund's prospectus for the Designated Portfolio(s) printed together in a single document or posted on a website maintained by or for GWL&A or Schwab. Neither GWL&A nor Schwab shall make any substantive changes to the content of the Designated Portfolio's current prospectus, or make any non-substantive changes that would cause such prospectus not to comply with the requirements of SEC Form N-1A. The Distributor agrees that the prospectus for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law. Expenses associated with providing such documentation shall be allocated in accordance with Schedule E hereto.

         3.2. If applicable laws require that the Statement of Additional Information ("SAI") for the Fund be distributed to all Contract owners, then the Distributor shall provide GWL&A with copies of the Fund's SAI for the Designated Portfolio(s) in such quantities, with expenses to be borne in accordance with Schedule E hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund, Distributor or Adviser shall provide an electronic copy of the Fund SAI in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund, Distributor and/or the Adviser, as appropriate, shall also provide SAIs to any Contract owner or prospective owner who requests such SAI from the Fund (although it is anticipated that such requests will be made to GWL&A or Schwab).

         3.3. The Fund, Distributor and/or Adviser as set out in Schedule E, shall provide GWL&A and Schwab with copies of the Fund's proxy material, reports to stockholders and other communications to stockholders for the Designated Portfolio(s) in such quantity, with expenses to be borne in accordance with Schedule E hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund, Distributor or Adviser shall provide an electronic copy of such documentation in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund, Distributor, and Adviser agree that the foregoing materials for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law.

         3.4.     If and to the extent required by law GWL&A shall:

                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio(s) shares held in the Account in accordance with instructions received from Contract owners; and
                  (iii) vote Designated Portfolio shares held in the Account for which no instructions have been received in the same proportion as Designated Portfolio(s) shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. GWL&A reserves the right to vote Fund shares held in its general account and in any segregated asset account in its own right, to the extent permitted by law.

         3.5. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges in a manner consistent with the standards set forth in the Mixed and Shared Funding Exemptive Order, provided however, that the Fund shall provide GWL&A and each Participating Insurance Company with a written copy of such standards and such other assistance as may be necessary to facilitate coordination between GWL&A and other Participating Insurance Companies in complying with such standards and provided further that GWL&A shall be free to vote Designated Portfolio shares attributable to the Account in any manner permitted by applicable law, to the extent the Mixed and Shared Funding Order is superseded by SEC or administrative practice (including no-action relief).

         3.6. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the Commission may promulgate with respect thereto.


ARTICLE IV.       Sales Material and Information

         4.1. GWL&A and Schwab shall furnish, or shall cause to be furnished, to the Fund or its designee, a copy of each piece of sales literature or other promotional material that GWL&A or Schwab, respectively, develops or proposes to use and in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers, or the Distributor is named in connection with the Contracts prior to its use. No such material shall be used until approved by the Fund. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers, or the Distributor is named and no such material shall be used if the Fund or its designee so objects.

         4.2. GWL&A and Schwab shall not give any information or make any representations or statements on behalf of the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement (including the prospectus or SAI) for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund or Distributor, except with the permission of the Fund or Distributor.

         4.3. The Fund or Distributor shall furnish, or shall cause to be furnished, to GWL&A and Schwab, a copy of each piece of sales literature or other promotional material in which GWL&A, its separate account(s), any Contract or Schwab is named prior to its use. No such material shall be used until approved by GWL&A and Schwab. GWL&A and Schwab reserve the right to reasonably object to the continued use of any such sales literature or other promotional material in which GWL&A, its separate account(s), or any Contract, or Schwab is named, and no such material shall be used if the Company or Schwab so objects.

         4.4. The Fund, the Distributor and the Adviser shall not give any information or make any representations on behalf of GWL&A or concerning GWL&A, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by GWL&A or interests therein are not registered under the 1933 Act) or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by GWL&A or its designee, except with the permission of GWL&A.

         4.5. GWL&A, the Fund, the Distributor, and the Adviser shall not give any information or make any representations on behalf of or concerning Schwab, or use Schwab's name except with the permission of Schwab.

         4.6. The Fund or its designee will provide to GWL&A and Schwab at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Fund or its shares (collectively, "Fund materials"), contemporaneously with the first use of or public availability of such documents.

         4.7. GWL&A or Schwab or its designee will provide to the Fund at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Contracts, (collectively, "Contract materials") contemporaneously with the first use of or public availability of such documents.

         4.8. For purposes of Articles IV and VIII, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, shareholder reports, proxy materials (including solicitations for voting instructions), and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

         4.9. At the request of any Party to this Agreement, each other Party will make available to the other Party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any Party's obligations under this Agreement.


ARTICLE V.        Fees and Expenses

         5.1. The Fund, Distributor and the Adviser shall pay no fee or other compensation to GWL&A under this Agreement, and GWL&A shall pay no fee or other compensation to the Fund, Distributor or Adviser under this Agreement, although the Parties hereto will bear certain expenses in accordance with Schedule E hereto, Articles III, V, and other provisions of this Agreement.

         5.2. Except as otherwise provided in this Agreement, including without limitation Schedule E hereto, each Party shall bear all expenses incident to the performance of its obligations hereunder. Notwithstanding anything herein to the contrary, the Distributor or Adviser (as they may allocate between themselves) shall reimburse Great-West and Schwab for the costs associated with substituting the securities of a registered investment company for the shares of any Designated Portfolio that has discontinued or intends to discontinue the offering of its shares to Contract owners, or that implements, or intends to implement, a fundamental change in investment objective or policy or other change requiring shareholder approval, or with respect to which Great-West or Schwab determines to terminate the Agreement pursuant to Section 10.1(b)-(l) hereof. The costs of such substitution shall include, without limitation, reasonable legal fees for obtaining any required SEC order approving such substitution, and expenses for printing and distributing any prospectus supplement or other disclosure of the substitution or elimination of the Designated Portfolio as an investment vehicle under the Contracts.

         5.3. The Fund, the Distributor and the Adviser acknowledge that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolio(s) and the Unaffiliated Funds, and to transfer the Contract's cash value between funds and Designated Portfolios. The Fund, the Distributor and the Adviser agree to take reasonable steps to cooperate with GWL&A and Schwab in facilitating the operation of the Account and the Contracts as described in the prospectus for the Contracts, including but not limited to cooperation in facilitating transfers between Unaffiliated Funds.

         5.4. Schwab agrees to provide certain administrative services, specified in Schedule C hereto, in connection with the arrangements contemplated by this Agreement. The Parties acknowledge and agree that the services referred to in this Section 5.4 are recordkeeping, shareholder communication, and other transaction facilitation and processing, and related administrative services only and are not the services of an underwriter or a principal underwriter of the Fund, and that Schwab is not an underwriter for the shares of the Designated Portfolio(s) within the meaning of the 1933 Act or the 1940 Act.

         5.5. As compensation for the services specified in Schedule C hereto, the Distributor agrees to pay Schwab a monthly Administrative Service Fee based on the percentage per annum on Schedule C hereto applied to the average daily value of the shares of the Designated Portfolio(s) held in the Account with respect to Contracts sold by Schwab.


ARTICLE VI.       Diversification and Qualification.
                  ---------------------------------

         6.1. The Fund, the Distributor and the Adviser each represents and warrants that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. Specifically for further clarification of the foregoing, the Fund and Adviser each represents and warrants that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations or any other applicable Code requirements. In the event of a breach of this Article VI by the Fund, the Fund, Distributor, and Adviser will take all steps necessary to: (a) notify GWL&A of such breach, and (b) adequately diversify the Fund so as to achieve compliance within the 30-day grace period afforded by Regulation 1.817-5.

         6.2. The Fund or the Distributor each represents and warrants that shares of the Designated Portfolio(s) will be sold only to Participating Insurance Companies, their separate accounts, Qualified Plans, and any other persons eligible to purchase Portfolio, provided the purchase of shares by such persons would not preclude GWL&A from "looking through" to the investments of each Designated Portfolio in which it invests, pursuant to the "look through" rules found in Treasury Regulation 1.817-5. No shares of any Designated Portfolio of the Fund will be sold to the general public.

         6.3. The Fund and the Adviser each represents and warrants that each Designated Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, and that each Designated Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect, all as required by the Code.

         6.4. The Fund and Adviser each will notify GWL&A and Schwab immediately upon having a reasonable basis for believing that the Fund or any Designated Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

         6.5. Without in any way limiting the effect of Sections 8.3, 8.4 and
8.5 hereof, as applicable to the appropriate entity, and without in any way limiting or restricting any other remedies available to GWL&A or Schwab, the Distributor and/or Adviser will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, as applicable to the appropriate entity, including all costs associated with reasonable and appropriate corrections or responses to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs are to include, but are not limited to, reasonable fees and expenses of legal counsel and other advisors to GWL&A and any federal income taxes or tax penalties and interest thereon (or "toll charges" or exactments or amounts paid in settlement) incurred by GWL&A with respect to itself or its Contract owners in connection with any such failure or anticipated or reasonably foreseeable failure.

         6.6. The Fund shall provide GWL&A or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at the times provided for and substantially in the form attached hereto as Schedule D hereto; provided, however, that providing such reports does not relieve the Fund of its responsibility for such compliance or of its liability for any non-compliance.

         6.7. GWL&A agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of GWL&A or, to GWL&A's knowledge, or any Contract owner that any Designated Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or GWL&A otherwise becomes aware of any facts that could give rise to any claim against the Fund, Distributor or Adviser as a result of such a failure or alleged failure:

         (a) GWL&A shall promptly notify the Fund, the Distributor and the Adviser of such assertion or potential claim;

         (b) GWL&A shall consult with the Fund, the Distributor and the Adviser as to how to minimize any liability that may arise as a result of such failure or alleged failure;

         (c) GWL&A shall use its best efforts to minimize any liability of the Fund, the Distributor and the Adviser resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

         (d) any written materials to be submitted by GWL&A to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall, if possible, be provided by GWL&A to the Fund, the Distributor and the Adviser (together with any supporting information or analysis) within at least two (2) business days prior to submission;

         (e) GWL&A shall provide the Fund, the Distributor and the Adviser with such cooperation as the Fund, the Distributor and the Adviser shall reasonably request (including, without limitation, by permitting the Fund, the Distributor and the Adviser to review the relevant books and records of GWL&A) in order to facilitate review by the Fund, the Distributor and the Adviser of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

         (f) GWL&A shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund, the Distributor and the Adviser (i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund, the Distributor and the Adviser, which shall not be unreasonably withheld; provided that, GWL&A shall not be required to appeal any adverse judicial decision unless the Fund and the Adviser shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund, the Distributor and the Adviser shall bear the costs and expenses, including reasonable attorney's fees, incurred by GWL&A in complying with this clause (f).


ARTICLE VII. Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order


         7.1. The Fund represents that the Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Designated Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform GWL&A if it determines that a material irreconcilable conflict exists and the implications thereof.

         7.2. GWL&A will report any potential or existing conflicts of which it is aware to the Board. GWL&A will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by GWL&A to inform the Board whenever contract owner voting instructions are to be disregarded. Such responsibilities shall be carried out by GWL&A with a view only to the interests of its Contract owners.

         7.3. If it is determined by a majority of the Board, or a majority of its members who are not interested persons of the Fund, the Distributor, the Adviser or any sub-adviser to any of the Designated Portfolios (the "Disinterested Members "), that a material irreconcilable conflict exists, and it is a Participating Insurance Company for which a material irreconcilable conflict is relevant, GWL&A and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Members), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including:
(1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and
(2) establishing a new registered management investment company or managed separate account.

         7.4. If a material irreconcilable conflict arises because of a decision by GWL&A to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, GWL&A may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund, the Distributor and the Adviser shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. No charge or penalty will be imposed as a result of such withdrawal. The responsibility to take such remedial action shall be carried out with a view only to the interest of the Contract owners.

         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to GWL&A conflicts with the majority of other state regulators, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs GWL&A in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Until the end of the foregoing six month period, the Fund and the Distributor shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. The responsibility to take such action shall be carried out with a view only to the interest of the Contract owners.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Disinterested Members shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. GWL&A shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs GWL&A in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Disinterested Members.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.      Indemnification

         8.1.     Indemnification By GWL&A

         8.1(a). GWL&A agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of GWL&A) or litigation (including reasonable legal and other expenses) (collectively, a "Loss") to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in any Contract materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, Distributor or Adviser for use in the Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by GWL&A or persons under its control) or wrongful conduct of GWL&A or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Fund materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and conformity with information furnished in writing to the Fund by or on behalf of GWL&A; or

     (iv) arises as a result of any failure by GWL&A to perform the obligations, provide the services, and furnish the materials required of it under the terms of this Agreement; or

     (v) arises out of or result from any material breach of any representation and/or warranty made by GWL&A in this Agreement or arises out of or result from any other material breach of this Agreement by GWL&A, including without limitation Section 2.11 and Section 6.7 hereof; or

     (vi) arises out of or result from any failure to provide materially correct purchase or redemption orders to the Fund as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

         8.1(b). GWL&A shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.1(c). GWL&A shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified GWL&A in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify GWL&A of any such claim shall not relieve GWL&A from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that GWL&A has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, GWL&A shall be entitled to participate, at its own expense, in the defense of such action, and unless the Indemnified Parties release GWL&A from any further obligation under this Section 8.1 with respect to such claim(s), GWL&A also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from GWL&A to such Party of GWL&A's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and GWL&A will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.1(d). Each Indemnified Party will promptly notify GWL&A of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.2.     Indemnification by Schwab.
                  -------------------------

         8.2(a). Schwab agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any Loss, to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of Schwab's dissemination of information regarding the Fund that is both (A) materially incorrect and (B) that was neither contained in any Fund material, nor provided in writing to Schwab, nor approved in writing by or on behalf of the Fund, Distributor, or Adviser; or

     (ii) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in sales literature or other promotional material prepared or approved by Schwab for the Contracts or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, Distributor or Adviser, or to Schwab by GWL&A for use in any Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (iii) arises out of or as a result of statements or representations (other than statements or representations contained in materials not supplied by Schwab or persons under its control) or wrongful conduct of Schwab or persons under its control, with respect to the sale or distribution of the Contracts; or

     (iv) arises as a result of any failure by Schwab to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement; or

     (v) arises out of or results from any material breach of any representation and/or warranty made by Schwab in this Agreement or arise out of or result from any other material breach of this Agreement by Schwab;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

         8.2(b). Schwab shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.2(c). Schwab shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Schwab in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Schwab of any such claim shall not relieve Schwab from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that Schwab has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, Schwab shall be entitled to participate, at its own expense, in the defense of such action and unless the Indemnified Parties release Schwab from any further obligation under Section 8.2 with respect to such claim(s), Schwab also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from Schwab to such Party of Schwab's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Schwab will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.2(d). Each Indemnified Party will promptly notify Schwab of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.3.     Indemnification by the Adviser.
                  ------------------------------

         8.3(a). The Adviser agrees to indemnify and hold harmless GWL&A and Schwab and each of their directors and officers, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Fund materials that relates to, or was provided by or on behalf of the Adviser, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser, by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Adviser or persons under its control) or wrongful conduct of the Adviser or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Adviser; or

          (iv) arises as a result of any failure by the Adviser to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

          (v) arises out of or results from any material breach of any representation and/or warranty made by the Adviser in this Agreement or arises out of or result from any other material breach of this Agreement by the Adviser; or

          (vi) arises out of or results from the incorrect or untimely calculation or reporting by the Fund, the Distributor or the Adviser of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Adviser specified in Article VI hereof.

         8.3(b). The Adviser shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.3(c). The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Adviser has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release Adviser from any further obligation under this
Section 8.3 with respect to such claim(s), the Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Adviser to such Party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.3(d). GWL&A and Schwab agree promptly to notify the Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.

         8.4.     Indemnification By the Fund.
                  ---------------------------

         8.4(a). The Fund agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.4) against any Loss to which the Indemnified Parties may be required to pay or become subject under any statute or regulation, at common law or otherwise, insofar as such Loss, is related to the operations of the Fund and:

          (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser, by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Fund or persons under its control) or wrongful conduct of the Fund or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund; or

          (iv) arises as a result of any failure by the Fund to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

          (v) arises out of or results from any material breach of any representation and/or warranty made by the Fund in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund; or

          (vi) arises out of or results from the incorrect or untimely calculation or reporting by the Fund of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.4(b) and 8.4(c) hereof.

         8.4(b). The Fund shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.4(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Fund has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Fund will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Fund from any further obligation under this Section 8.4 with respect to such claim(s), the Fund shall also be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Fund to such Party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.4(d). GWL&A and Schwab each agree promptly to notify the Fund of the commencement of any litigation or proceeding against itself or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

         8.5.     Indemnification by the Distributor.
                  ----------------------------------

         8.5(a). The Distributor agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of
Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.5) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Distributor or persons under its control) or wrongful conduct of the Distributor or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of Distributor; or

          (iv) arises as a result of any failure by the Distributor to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement; or

          (v) arises out of or result from any material breach of any representation and/or warranty made by the Distributor in this Agreement or arises out of or results from any other material breach of this Agreement by the Distributor; or

          (vi)  arises  out  of  or  result  from  the   incorrect  or  untimely
     calculation or reporting by the Distributor of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.5(b) and 8.5(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Distributor specified in Article VI hereof.

         8.5(b). The Distributor shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.5(c) The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Distributor in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Distributor of any such claim shall not relieve the Distributor from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Distributor has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Distributor will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Distributor from any further obligation under this Section 8.5 with respect to such claim(s), the Distributor also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Distributor to such Party of the Distributor's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Distributor will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.5(d) GWL&A and Schwab agree to promptly notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.


ARTICLE IX.       Applicable Law

         This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado, applicable to contracts entirely entered into and performed in Colorado by Colorado residents.


ARTICLE X.        Termination

         10.1.    This Agreement shall terminate:

                  (a) at the option of any Party, with or without cause, with respect to some or all Designated Portfolios, upon six (6) months advance written notice delivered to the other Parties; provided, however, that such notice shall not be given earlier than six (6) months following the date of this Agreement; or

                  (b) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio based upon GWL&A's or Schwab's determination that shares of such Designated Portfolio are not reasonably available to meet the requirements of the Contracts; or

                  (c) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by GWL&A; or

                  (d) at the option of the Fund, Distributor or Adviser in the event that formal administrative proceedings are instituted against GWL&A or Schwab by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding GWL&A's or Schwab's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund, Distributor or Adviser, as the case may be, reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A or Schwab to perform its obligations under this Agreement; or

                  (e) at the option of GWL&A or Schwab in the event that formal administrative proceedings are instituted against the Fund, the Distributor or the Adviser by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, if GWL&A or Schwab reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund, the Distributor or the Adviser to perform their obligations under this Agreement; or

                  (f) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio fails to meet the requirements and comply with the representations and warranties specified in
                  Article VI hereof; or

                  (g) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a regulated investment company under Subchapter M of the Code or under any successor or similar provision, or if GWL&A or Schwab reasonably believes that the Designated Portfolio will fail to meet such requirements or so qualify; or

                  (h) at the option of either the Fund, the Distributor or the Adviser, if (i) the Fund, Distributor or Adviser, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that either GWL&A or Schwab has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) the Fund, Distributor or Adviser notifies GWL&A or Schwab, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by GWL&A or Schwab and any other changes in circumstances since the giving of such a notice, the determination of the Fund, Distributor or Adviser shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (i) at the option of either GWL&A or Schwab, if (i) GWL&A or Schwab, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that the Fund, Distributor or Adviser has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) GWL&A or Schwab notifies the Fund, Distributor or Adviser, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund, Distributor or Adviser and any other changes in circumstances since the giving of such a notice, the determination of GWL&A or Schwab shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (j) at the option of GWL&A in the event that formal administrative proceedings are instituted against Schwab by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding Schwab's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that GWL&A determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Schwab to perform its obligations related to the Contracts; or

                  (k) at the option of Schwab in the event that formal administrative proceedings are instituted against GWL&A by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding GWL&A's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that Schwab determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A to perform its obligations related to the Contracts; or

                  (l) at the option of any non-defaulting Party hereto in the event of a material breach of this Agreement by any Party hereto (the "defaulting Party") other than as described in 10.1(a)-(k); provided, that the non-defaulting Party gives written notice thereof to the defaulting Party, with copies of such notice to all other non-defaulting Parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting Party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting Party.

         10.2.    Notice Requirement.
                  ------------------

No termination of this Agreement shall be effective unless and until the Party terminating this Agreement gives prior written notice to all other Parties of its intent to terminate, which notice shall set forth the basis for the termination. Furthermore,

         (a) in the event any termination is based upon the provisions of
         Article VII, or the provisions of Section 10.1(a), 10.1(h) or 10.1(i) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the Parties;

         (b) in the event any termination is based upon the provisions of
         Section 10.1(d), 10.1(e), 10.1(j) or 10.1(k) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

         (c) in the event any termination is based upon the provisions of
         Section 10.1(b), 10.1(c) or 10.1(f) or 10.1(g), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the Party sending the notice.

         10.3.    Effect of Termination.
                  ---------------------

Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or GWL&A to meet Section 817(h) of the Code diversification requirements, the Fund, the Distributor and the Adviser shall, at the option of GWL&A or Schwab, continue to make available additional shares of the Designated Portfolio(s) pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments among the Designated Portfolio(s), redeem investments in the Designated Portfolio(s) and/or invest in the Designated Portfolio(s) upon the making of additional purchase payments under the Existing Contracts. The Parties agree that this Section 10.3 shall not apply to any terminations under
Article VII and the effect of such Article VII terminations shall be governed by
Article VII of this Agreement.

         10.4.    Surviving Provisions.
                  --------------------

Notwithstanding any termination of this Agreement, the following provisions shall survive: Article V, Article VIII and Section 12.1 of Article XII. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

         10.5.    Survival of Agreement.
                  ---------------------

A termination by Schwab shall terminate this Agreement only as to Schwab, and this Agreement shall remain in effect as to the other Parties; provided, however, that in the event of a termination by Schwab the other Parties shall have the option to terminate this Agreement upon 60 (sixty) days notice, rather than the six (6) months specified in Section 10.1(a).


ARTICLE XI.       Notices.
                  -------

         Any notice shall be sufficiently given when sent by registered or certified mail by the notifying Party to each other Party entitled to notice at the addresses set forth below or at such other address as a Party may from time to time specify in writing to the other Parties.

If to the Fund:

         Delaware Group Premium Fund
         1818 Market Street
         Philadelphia PA 19103
         Attention:  General Counsel

If to GWL&A:

         Great-West Life & Annuity Insurance Company
         8515 East Orchard Road
         Greenwood Village, CO  80111
         Attention: Vice President and Counsel

If to the Adviser:

         Delaware Management Company
         One Commerce Square
         Philadelphia, PA 19103
         Attention:  General Counsel

If to the Distributor:

         Delaware Distributors, L.P.
         One Commerce Square
         Philadelphia, PA 19103
         Attention:  General Counsel

If to Schwab:

         Charles Schwab & Co., Inc.
         101 Montgomery Street
         San Francisco, CA  94104
         Attention:   General Counsel


ARTICLE XII.  Miscellaneous

         12.1. Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         12.5. Each Party hereto shall cooperate with each other Party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each Party hereto further agrees to furnish the Colorado Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of GWL&A are being conducted in a manner consistent with the Colorado Variable Annuity Regulations and any other applicable law.

         12.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant Parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

         12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the Parties hereto are entitled to under state and federal laws.

         12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any Party without the prior written consent of all Parties hereto.

         12.9. Schwab and GWL&A are hereby expressly put on notice of the limitation of liability as set forth in the Declarations of Trust of the Fund and agree that, except as otherwise provided herein, the obligations assumed by the Fund pursuant to this Agreement shall be limited in any case to the applicable Designated Portfolio(s) of the Fund and their respective assets and neither Schwab nor GWL&A shall seek satisfaction of any such obligation from the shareholders of the Fund (solely by reason of their status as such) the Trustees, officers, employees or agents of the Fund, or any of them or from any Portfolio of the Fund that is not a Designated Portfolio.

12.10. Each Party: (a) agrees that the obligations assumed by each other Party pursuant to this Agreement shall be limited in any case to that other Party and its assets and (b) agrees not to seek satisfaction of any such obligation from the shareholders of the other Party, the directors, officers, employees or agents of the other Party, or any of them, except to the extent permitted under this Agreement..

         12.11. Schedules A through E hereto, as the same may be amended from time to time by mutual written agreement of the Parties, are attached hereto and incorporated herein by reference.

         IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date specified below.

                           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                           By its authorized officer,

                           By:_/S/ David McDonald___________
                               ------------------
                           Title:
                           Date:

                           DELAWARE GROUP PREMIUM FUND,
                           on behalf of those series listed on Schedule B

                           By its authorized officer,

                           By:_/S/ Richard J. Flannery____________
                               -----------------------
                           Title:
                           Date:

                           DELAWARE MANAGEMENT COMPANY, a series of Delaware Management Business Trust

                           By its authorized officer,

                           By:_/S/ Richard J. Flannery____________
                               -----------------------
                           Title:
                           Date:

                           DELAWARE DISTRIBUTORS, L.P.

                           By its authorized officer,

                           By:_/S/ Richard J. Flannery____________
                               -----------------------
                           Title:
                           Date:

                           CHARLES SCHWAB & CO., INC.

                           By its authorized officer,

                           By:_/S/ Rob Klapper               _________
                               ------------------------------
                           Title:
                           Date:

                             Schwab Variable Annuity

                                   SCHEDULE A

         Contracts                                         Form Numbers

Great-West Life & Annuity Insurance Company

Individual Variable Annuity Contract                       J444

                                   SCHEDULE B


Designated Portfolios
Delaware Group Premium Fund Small Cap Value Series

                                   SCHEDULE C

                             Administrative Services

To be performed by Charles Schwab & Co., Inc.


A. Schwab will provide, or cause to be provided, the properly registered and licensed personnel and systems needed for all customer servicing and support - for both Fund and Contract information and questions - including the following:

o        respond to Contract owner inquiries
o        mail fund and Contract prospectus to prospects
o        entry of initial and subsequent orders
o        transfer of cash to GWL&A and/or Fund
o explanations of Designated Portfolio objectives and characteristics o entry of transfers between Unaffiliated Funds, including the Designated Portfolios o Contract balance and allocation inquiries o communicate all purchase, withdrawal, and exchange orders received from Contract owners to GWL&A which will transmit orders to Funds
o train call center representatives to explain Fund objectives, Morningstar categories, Fund selection data and differences between publicly traded funds and the Designated Portfolios
o        provide performance data and fund prices
o shareholder services including researching trades, resolving trade disputes, etc.
o coordinate the writing, printing and distribution of semi-annual and annual reports to Contract owners investing in the Designated Portfolios
o create and update Designated Portfolio profiles and other shareholder communications o establish scheduled account rebalances o web trading and account servicing o touch-tone telephone trading and account servicing o establish dollar cost averaging o communications to Contract owners related to product changes, including but not limited to changes in the available Designated Portfolios

B. For the services, Schwab shall receive a fee of _____ per annum applied to the average daily value of the shares of the Fund held by Schwab's customers, payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

C. The Fund will calculate and Schwab will verify with GWL&A the asset balance for each day on which the fee is to be paid pursuant to this Agreement with respect to each Designated Portfolio.

D. Schwab will communicate all purchase, withdrawal, and exchange orders it receives from its customers to GWL&A who will retransmit them to the Fund.

                                   SCHEDULE D
                             Reports per Section 6.6

         With regard to the reports relating to the quarterly testing of compliance with the requirements of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report to GWL&A in the Form D1 attached hereto and incorporated herein by reference, regarding the status under such sections of the Code of the Designated Portfolio(s), and if necessary, identification of any remedial action to be taken to remedy non-compliance.

         With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) a year-end report will be provided 45 days after the end of the calendar year. However, if a problem with regard to RIC status, as defined below, is identified in the third quarter report, on a weekly basis, starting the first week of December, additional interim reports will be provided specially addressing the problems identified in the third quarter report. If any interim report memorializes the cure of the problem, subsequent interim reports will not be required.

         A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

         (a) Less than ninety percent of gross income is derived from sources of income specified in Section 851(b)(2); (b) Less than fifty percent of the value of total assets consists of assets specified in Section 851(b)(3)(A); and (c) No more than twenty-five percent of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in Section 851(b)(3)(B).

         The Fund shall include in the foregoing reports such additional and/or other information as may be necessary or appropriate to demonstrate compliance with Section 817(h) and Subchapter M of the Code as the same may be amended from time to time.

                                     FORM D1
                            CERTIFICATE OF COMPLIANCE
For the quarter ended:
                       ---------------------------

         Delaware Management Company (investment advisor) for Delaware Group Premium Fund, hereby notifies you that, based on internal compliance testing performed as of the end of the calendar quarter ended ________, 20____, the Designated Portfolios were in compliance with all requirements of Section 817(h) and Subchapter M of the Internal Revenue Code (the "Code") and the regulations thereunder as required in the Fund Participation Agreement among Great-West Life & Annuity Insurance Company, Charles Schwab & Co., Inc. and Delaware Management Company, other than the exceptions discussed below:

Exceptions                                                    Remedial Action


    Signed this         day of               ,                .
                -------        --------------  ---------------

    Delaware Management Company


(Signature)

                                    By:
                                        -----------------------------------
(Type or Print Name and Title/Position)

                                   SCHEDULE E

                                    EXPENSES

The Fund and/or the Distributor and/or Adviser, and GWL&A will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below. Costs shall be allocated to reflect the Fund's share of the total costs determined according to the number of pages of the Fund's respective portions of the documents.

------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         Printing of combined        GWL&A                       Fund, Distributor or
                               prospectuses                                            Adviser, as
                                                                                       applicable
------------------------------ --------------------------- --------------------------- ----------------------
                               Fund, Distributor or        GWL&A                       Fund, Distributor or
                               Adviser shall supply                                    Adviser, as
                               GWL&A with such numbers                                 applicable
                               of the Designated
                               Portfolio(s)
                               prospectus(es) as GWL&A
                               shall reasonably request
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus             Printing for Inforce        GWL&A                       GWL&A
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing for Prospective    GWL&A                       Schwab
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         If Required by Fund,        Fund, Distributor or        Fund, Distributor or
Update & Distribution          Distributor or Adviser      Adviser                     Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus Update &    If Required by Fund,        GWL&A                       Fund, Distributor or
Distribution                   Distributor or Adviser                                  Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund SAI                Printing                    Fund, Distributor or        Fund, Distributor or
                                                           Adviser                     Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
Product SAI                    Printing                    GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Proxy Material for Mutual      Printing if proxy           Fund, Distributor or        Fund, Distributor or
Fund:                          required by Law             Adviser                     Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Fund, Distributor or
                               labor) if proxy required                                Adviser
                               by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       GWL&A
                               if required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       Schwab
                               if required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Annual &           Printing of combined        GWL&A                       Fund, Distributor or
Semi-Annual Report             reports                                                 Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A and Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to New     If Required by the Fund,    Schwab                      Fund, Distributor or
and Prospective clients        Distributor or Adviser                                  Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        Schwab                      GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to         Distribution (including     GWL&A                       Fund, Distributor or
inforce                        labor and printing) if                                  Adviser
                               required by the Fund,
                               Distributor or Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       GWL&A
                               labor and printing)if
                               required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Schwab
                               labor and printing if
                               required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Errors in Share Price          Cost of error to            GWL&A                       Fund or Adviser
calculation pursuant to        participants
Section 1.8
------------------------------ --------------------------- --------------------------- ----------------------
                               Cost of administrative      GWL&A                       Fund or Adviser
                               work to correct error
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Fund         All operations and          Fund, Distributor or        Fund or Adviser
                               related expenses,           Adviser
                               including the cost of
                               registration and
                               qualification of  shares,
                               taxes on the issuance or
                               transfer of shares, cost
                               of management of the
                               business affairs of the
                               Fund, and expenses paid
                               or assumed by the Fund
                               pursuant to any Rule
                               12b-1 plan
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Account      Federal registration of     GWL&A                       GWL&A
                               units of separate account
                               (24f-2 fees)
------------------------------ --------------------------- --------------------------- ----------------------

                          FUND PARTICIPATION AGREEMENT


                           J.P. Morgan Series Trust II

                                TABLE OF CONTENTS


ARTICLE I.               Sale of Fund Shares......................................................................2
ARTICLE II.              Representations and Warranties...........................................................5
ARTICLE III.             Prospectuses and Proxy Statements; Voting................................................7
ARTICLE IV.              Sales Material and Information...........................................................8
ARTICLE V.               Fees and Expenses.......................................................................10
ARTICLE VI.              Diversification and Qualification.......................................................11
ARTICLE VII.             Potential Conflicts and Compliance With
                         Mixed and Shared Funding Exemptive Order ...............................................13
ARTICLE VIII.            Indemnification ........................................................................15
ARTICLE IX.              Applicable Law..........................................................................19
ARTICLE X.               Termination.............................................................................19
ARTICLE XI.              Notices.................................................................................22
ARTICLE XII.             Miscellaneous...........................................................................23
SCHEDULE A               Contracts...............................................................................26
SCHEDULE B               Designated Portfolios...................................................................27
SCHEDULE C               Reports per Section 6.6.................................................................28
SCHEDULE D               Expenses................................................................................30

                             PARTICIPATION AGREEMENT

                                      Among

                  GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY,

                           J.P. MORGAN SERIES TRUST II

                                       and

                           CHARLES SCHWAB & CO., INC.



         THIS AGREEMENT, made and entered into as of this 20th day of April, 2001 by and among GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY ("GWL&A"), a Colorado life insurance company, on its own behalf and on behalf of its Separate Account Variable Annuity-1 Series Account (the "Account"); J.P. MORGAN SERIES TRUST II, a business trust organized under the laws of the State of Delaware ("Fund"); and CHARLES SCHWAB & CO., INC., a California corporation ("Schwab") (each a "Party," and collectively, the "Parties").

         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies, including GWL&A, which have entered into participation agreements similar to this Agreement ("Participating Insurance Companies"); and

         WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission ("SEC"), dated (File No. ), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans ("Qualified Plans") ("Mixed and Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolio(s) are registered under the Securities Act of 1933, as amended ("1933 Act"); and

         WHEREAS, GWL&A has registered interests under certain variable annuity contracts that are supported wholly or partially by the Account under the 1933 Act and that are listed in Schedule A hereto ("Contracts"); and

         WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of GWL&A on July 24, 1995, under the insurance laws of the State of Colorado, to set aside and invest assets attributable to the Contracts; and

         WHEREAS, GWL&A has registered the Account as a unit investment trust under the 1940 Act and has registered (or will register prior to sale) the securities deemed to be issued by the Account under the 1933 Act to the extent required; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, GWL&A intends to purchase shares in the Portfolio(s) listed in Schedule B hereto (the "Designated Portfolio(s)"), on behalf of the Account to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Account at net asset value; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Account also intends to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund ("Unaffiliated Funds") on behalf of the Account to fund the Contracts; and

     WHEREAS, Schwab will perform certain services for the Fund in connection with the Contracts;

         NOW, THEREFORE, in consideration of their mutual promises, the Parties agree as follows:

ARTICLE I.        Sale of Fund Shares

         1.1. The Fund agrees to make shares of the Designated Portfolio(s) available for purchase at the applicable net asset value per share by GWL&A and the Account on those days on which the Fund calculates its Designated Portfolio(s)' net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for regular trading. Notwithstanding the foregoing, the Board of Directors/Trustees of the Fund (hereinafter the "Board") may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of shares of any Designated Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Designated Portfolio.

         1.2. The Fund will not sell shares of the Designated Portfolio(s) to any other Participating Insurance Company separate account unless an agreement containing provisions substantially similar to Sections 2.1, 2.4 and 2.9 of
Article II, Sections 3.4, 3.5 and 3.6 of Article III, Section 5.1 of Article V,
Section 6.5 of Article VI, and Article VII of this Agreement is in effect to govern such sales.


         1.3. The Fund agrees to (a) sell to GWL&A those full and fractional shares of the Designated Portfolio(s) that GWL&A, on behalf of the Account, orders, and (b) redeem for cash, on GWL&A's order, any full or fractional shares of the Fund held by GWL&A, in each case executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Designated Portfolios. For purposes of this Section 1.3, GWL&A shall be the designee of the Fund for receipt of such orders and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order by 10:00 a.m. Eastern time on the next following Business Day or later time permitted by Section 1.6 hereof. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Designated Portfolio calculates its net asset value pursuant to the rules of the SEC. GWL&A shall provide the Fund with net purchase and redemption requests computed in accordance with Section 1.7 hereof.

         1.4. In the event of net purchases, GWL&A shall pay for Fund shares by close of the Federal Reserve Wire System on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.3 hereof. Payment shall be in federal funds transmitted to the Fund by wire. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of GWL&A and shall become the responsibility of the Fund.

         1.5. In the event of net redemptions, the Fund shall pay and transmit the proceeds of redemptions of Fund shares by close of the Federal Reserve Wire System on the next Business Day after a redemption order is received in accordance with Section 1.3 hereof. Payment shall be in federal funds transmitted to GWL&A or its designee by wire.

         1.6. The Fund shall make the net asset value per share for each Designated Portfolio available to GWL&A on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 7:00 p.m. Eastern time. However, if net asset values are not available by such time and purchase orders/redemptions are not able to be calculated and available for GWL&A to execute within the time frame identified in Section 1.3 hereof, the Fund shall coordinate with GWL&A and GWL&A, on behalf of the Account, shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value on the Business Day GWL&A received the order.

         1.7. At the end of each Business Day, GWL&A shall use the information described herein to calculate Account unit values for the day. Using these unit values, GWL&A shall process each such Business Day's separate account transactions based on requests and premiums received by it by the close of regular trading on the floor of the New York Stock Exchange (currently 4:00 p.m., Eastern time) to determine the net dollar amount of Fund shares which shall be purchased or redeemed at that day's closing net asset value per share.

         1.8. In the event of an error in the computation of a Designated Portfolio's net asset value per share ("NAV") or any dividend or capital gain distribution (each, a "pricing error"), the Fund shall immediately notify GWL&A as soon as possible after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing in accordance with Article XI of this Agreement. A pricing error shall be corrected as follows: (a) if the pricing error results in a difference between the erroneous NAV and the correct NAV of less than $0.01 per share, then no corrective action need be taken; (b) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than $0.01 per share, but less than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Fund shall reimburse the Designated Portfolio for any loss, after taking into consideration any positive effect of such error; however, no adjustments to Contract owner accounts need be made; and (c) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Fund shall reimburse the Designated Portfolio for any loss (without taking into consideration any positive effect of such error) and shall reimburse GWL&A for the costs of adjustments made to correct Contract owner accounts in accordance with the provisions of Schedule D hereto. If an adjustment is necessary to correct a material error which has caused Contract owners to receive less than the amount to which they are entitled, the number of shares of the appropriate Designated Portfolio(s) attributable to the accounts of the Contract owners will be adjusted and the amount of any underpayments shall be credited by the Fund to GWL&A for crediting of such amounts to the applicable Contract owners accounts. Upon notification by the Fund of any overpayment due to a material error, GWL&A or Schwab, as the case may be, shall promptly remit to the Fund any overpayment that has not been paid to Contract owners; however, the Fund acknowledges that Schwab and GWL&A do not intend to seek additional payments from any Contract owner who, because of a pricing error, may have underpaid for units of interest credited to his/her account. In no event shall Schwab or GWL&A be liable to Contract owners for any such adjustments or underpayment amounts. A pricing error within categories (b) or (c) above shall be deemed to be "materially incorrect" or constitute a "material error" for purposes of this Agreement.

         The standards set forth in this Section 1.8 are based on the Parties' understanding of the views expressed by the staff of the SEC as of the date of this Agreement. In the event the views of the SEC staff are later modified or superseded by SEC or judicial interpretation, the Parties shall amend the foregoing provisions of this Agreement to comport with the appropriate applicable standards, on terms mutually satisfactory to all Parties.

         1.9. Unless the Fund has notified GWL&A previously, the Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to GWL&A of any income, dividends or capital gain distributions payable on the Designated Portfolio(s)' shares. GWL&A hereby elects to receive all such income dividends and capital gain distributions as are payable on the Designated Portfolio shares in additional shares of that Designated Portfolio. GWL&A reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify GWL&A by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

         1.10. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to GWL&A or the Account. Shares ordered from the Fund will be recorded in an appropriate title for the Account or the appropriate sub-account of the Account.

         1.11. The Parties acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other Participating Insurance Companies (subject to Section 1.2 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.

ARTICLE II.       Representations and Warranties

         2.1. GWL&A represents and warrants that the securities deemed to be issued by the Account under the Contracts are or will be registered under the 1933 Act or exempt from registration thereunder, and that the Contracts will be issued and sold in compliance in all material respects with all applicable laws, rules, and regulations (collectively, "laws"). GWL&A further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account prior to any issuance or sale of units thereof as a segregated asset account under Section 10-7-401, et. seq. of the Colorado Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts and that it will maintain such registration for so long as any Contracts are outstanding as required by applicable law.

         2.2. The Fund represents and warrants that Designated Portfolio(s) shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sale in compliance with all applicable laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act, and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to affect the continuous offering of its shares.

         2.3. The Fund reserves the right to adopt a plan pursuant to Rule 12b-1 under the 1940 Act and to impose an asset-based or other charge to finance distribution expenses as permitted by applicable law. In any event, the Fund agrees to comply with applicable provisions and SEC staff interpretations of the 1940 Act to assure that the investment advisory or management fees paid by the Fund are in accordance with the requirements of the 1940 Act. To the extent that the Fund decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board, a majority of whom are not interested persons of the Fund, formulate and approve any plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses.

         2.4. The Fund represents and warrants that it will make every effort to ensure that the investment policies, fees and expenses of the Designated Portfolio(s) are and shall at all times remain in compliance with the insurance and other applicable laws of the State of Colorado and any other applicable state to the extent required to perform this Agreement. The Fund represents and warrants that it will make every effort to ensure that its sales of Designated Portfolio(s) shares will be in compliance with the insurance laws of the State of Colorado and all applicable state insurance and securities laws. GWL&A and the Fund will endeavor to mutually cooperate with respect to the implementation of any modifications necessitated by any change in state insurance laws, regulations or interpretations of the foregoing that affect the Designated Portfolio(s) (a "Law Change"), and to keep each other informed of any Law Change that becomes known to either Party. In the event of a Law Change, the Fund agrees that, except in those circumstances where the Fund has advised GWL&A that its Board has determined that implementation of a particular Law Change is not in the best interest of all of the Fund's shareholders along with an explanation regarding why such action is lawful, any action required by a Law Change will be taken.

         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Delaware and that it does and will comply in all material respects with the 1940 Act.

         2.6. The Fund represents and warrants that all of its respective directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.7. Schwab represents and warrants that it has completed, obtained and performed, in all material respects, all registrations, filings, approvals, and authorizations, consents and examinations required by any government or governmental authority as may be necessary to perform this Agreement. Schwab does and will comply, in all material respects, with all applicable laws in the performance of its obligations under this Agreement.

         2.8. The Fund will provide GWL&A with as much advance notice as is reasonably practicable of any material change affecting the Designated Portfolio(s) (including, but not limited to, any material change in the registration statement or prospectus affecting the Designated Portfolio(s)) and any proxy solicitation affecting the Designated Portfolio(s) and will consult with GWL&A in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectus for the Contracts. The Fund agrees to share equitably in expenses incurred by GWL&A as a result of actions taken by the Fund, consistent with the allocation of expenses contained in Schedule D hereto.

         2.9. GWL&A represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended ("the Code"), that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify Schwab and the Fund immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, GWL&A represents and warrants that the Account is a "segregated asset account" and that interests in the Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under Section 817 of the Code and the regulations thereunder. GWL&A will use every effort to continue to meet such definitional requirements, and it will notify Schwab and the Fund immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future. GWL&A represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.


ARTICLE III.      Prospectuses and Proxy Statements; Voting

         3.1. At least annually, the Fund shall provide GWL&A and Schwab with as many printed copies of the current prospectus for each Designated Portfolio as GWL&A and Schwab may reasonably request for distribution to Contract owners. If requested by GWL&A or Schwab in lieu thereof, the Fund shall provide such documentation (including a camera-ready copy of each Designated Portfolio's current prospectus as set in type, a diskette containing such documents in the form sent to the financial printer, or an electronic copy of the documents in a format suitable for posting on an Internet website, all as GWL&A and Schwab may reasonably request) and such other assistance as is reasonably necessary in order for GWL&A and Schwab once each year (or more frequently if the prospectuses for the Designated Portfolio(s) are amended) to have the prospectus for the Contracts and the Fund's prospectus for the Designated Portfolio(s) printed together in a single document or posted on a website maintained by or for GWL&A or Schwab. The Fund agrees that the prospectus for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law. Expenses associated with providing such documentation shall be allocated in accordance with Schedule D hereto.

         3.2. If applicable laws require that the Statement of Additional Information ("SAI") for the Fund be distributed to all Contract owners, then the Fund shall provide GWL&A with copies of the Fund's SAI for the Designated Portfolio(s) in such quantities, with expenses to be borne in accordance with Schedule D hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund shall provide an electronic copy of the Fund SAI in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund shall also provide SAIs to any Contract owner or prospective owner who requests such SAI from the Fund (although it is anticipated that such requests will be made to GWL&A or Schwab).

         3.3. The Fund shall provide GWL&A and Schwab with copies of the Fund's proxy material, annual and semi-annual reports to stockholders and other communications to stockholders for the Designated Portfolio(s) in such quantity, with expenses to be borne in accordance with Schedule D hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund shall provide an electronic copy of such documentation in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund agrees that the foregoing materials for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law.

         3.4.     If and to the extent required by law GWL&A shall:

                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio(s) shares held in the Account in accordance with instructions received from Contract owners; and
                  (iii) vote Designated Portfolio shares held in the Account for which no instructions have been received in the same proportion as Designated Portfolio(s) shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. GWL&A reserves the right to vote Fund shares held in its general account and in any segregated asset account in its own right, to the extent permitted by law.

         3.5. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges in a manner consistent with the standards set forth in the Mixed and Shared Funding Exemptive Order, provided however, that the Fund shall provide GWL&A and each Participating Insurance Company with a written copy of such standards and such other assistance as may be necessary to facilitate coordination between GWL&A and other Participating Insurance Companies in complying with such standards and provided further that GWL&A shall be free to vote Designated Portfolio shares attributable to the Account in any manner permitted by applicable law, to the extent the Mixed and Shared Funding Order is superseded by SEC or administrative practice (including no-action relief).

         3.6. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.       Sales Material and Information

         4.1. GWL&A and Schwab shall furnish, or shall cause to be furnished, to the Fund or its designee, a copy of each piece of sales literature or other promotional material that GWL&A or Schwab, respectively, develops or proposes to use and in which the Fund (or a Designated Portfolio thereof), or its investment adviser is named in connection with the Contracts, at least ten (10) Business Days prior to its use. No such material shall be used if the Fund or its designee objects to such use within five (5) Business Days after receipt of such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof), or its investment adviser is named and no such material shall be used if the Fund or its designee so objects.

         4.2. GWL&A and Schwab shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund or its investment adviser in connection with the sale of the Contracts other than the information or representations contained in the registration statement, prospectus or SAI for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.

         4.3. The Fund shall furnish, or shall cause to be furnished, to GWL&A and Schwab, a copy of each piece of sales literature or other promotional material that the Fund or its investment adviser develops or proposes to use in which GWL&A, its separate account(s), any Contract or Schwab is named prior to its use. No such material shall be used if GWL&A or Schwab objects to such use within five (5) Business Days after receipt of such material. GWL&A and Schwab reserve the right to reasonably object to the continued use of any such sales literature or other promotional material in which GWL&A, its separate account(s), or any Contract, or Schwab is named, and no such material shall be used if the Company or Schwab so objects.

         4.4. The Fund shall not give any information or make any representations on behalf of GWL&A or concerning GWL&A, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by GWL&A or interests therein are not registered under the 1933 Act) or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by GWL&A or its designee, except with the permission of GWL&A.

         4.5. GWL&A and the Fund shall not give any information or make any representations on behalf of or concerning Schwab, or use Schwab's name except with the permission of Schwab.

         4.6. The Fund or its designee will provide to GWL&A and Schwab at least one complete copy of all registration statements, prospectuses, SAIs, reports to stockholders, sales literature and other promotional materials relating to the contracts, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Fund or its shares (collectively, "Fund materials"), contemporaneously with the filing of such document(s) with the SEC or NASD or other regulatory authorities.

         4.7. GWL&A or Schwab or its designee will provide to the Fund at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials relating to the contracts, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Contracts, (collectively, "Contract materials") contemporaneously with the filing of such document(s) with the SEC, NASD, or other regulatory authority.

         4.8. For purposes of Articles IV and VIII, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, shareholder reports, proxy materials (including solicitations for voting instructions), and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

         4.9. At the request of any Party to this Agreement, each other Party will make available to the other Party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any Party's obligations under this Agreement.


ARTICLE V.        Fees and Expenses

         5.1. The Fund shall pay no fee or other compensation to GWL&A under this Agreement, and GWL&A shall pay no fee or other compensation to the Fund under this Agreement, although the Parties hereto will bear certain expenses in accordance with Schedule D hereto, Articles III, V, and other provisions of this Agreement.

         5.2. Except as otherwise provided in this Agreement, including without limitation Schedule D hereto, each Party shall bear all expenses incident to the performance of its obligations hereunder. Notwithstanding anything herein to the contrary, the Fund shall reimburse Great-West and Schwab for the costs associated with substituting the securities of a registered investment company for the shares of any Designated Portfolio, with respect to which Great-West or Schwab determines to terminate the Agreement pursuant to Section 10.1(b), (c),
(e)-(g), (i) and (l) hereof. The costs of such substitution shall include, without limitation, reasonable legal fees for obtaining any required SEC order approving such substitution, and expenses for printing and distributing any prospectus supplement or other disclosure of the substitution or elimination of the Designated Portfolio as an investment vehicle under the Contracts.

         5.3. The Fund acknowledges that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolio(s) and the Unaffiliated Funds, and to transfer the Contract's cash value between funds and Designated Portfolios. The Fund agrees to cooperate with GWL&A and Schwab in facilitating the operation of the Account and the Contracts as described in the prospectus for the Contracts, including but not limited to cooperation in facilitating transfers between Unaffiliated Funds.

         5.4. Schwab agrees to provide certain administrative services in connection with the arrangements contemplated by this Agreement. The Parties acknowledge and agree that the services referred to in this Section 5.4 are recordkeeping, shareholder communication, and other transaction facilitation and processing, and related administrative services only and are not the services of an underwriter or a principal underwriter of the Fund, and that Schwab is not an underwriter for the shares of the Designated Portfolio(s) within the meaning of the 1933 Act or the 1940 Act.


ARTICLE VI.       Diversification and Qualification.
                  ---------------------------------

         6.1. The Fund represents and warrants that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund represents and warrants that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of this Article VI by the Fund, the Fund will take all steps necessary to: (a) notify GWL&A of such breach, and (b) adequately diversify the Fund so as to achieve compliance within the 30-day grace period afforded by Regulation 1.817-5.

         6.2. The Fund represents and warrants that shares of the Designated Portfolio(s) will be sold only to Participating Insurance Companies and their separate accounts and to Qualified Plans, and that no person has or will purchase shares in any Portfolio for any purpose or under any circumstances that would preclude GWL&A from "looking through" to the investments of each Designated Portfolio in which it invests, pursuant to the "look through" rules found in Treasury Regulation 1.817-5. No shares of any Designated Portfolio of the Fund will be sold to the general public.

         6.3. The Fund represents and warrants that the Fund and each Designated Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, and that each Designated Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

         6.4. The Fund will notify GWL&A and Schwab immediately upon having a reasonable basis for believing that the Fund or any Designated Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

         6.5. Without in any way limiting the effect of Sections 8.3, 8.4 and
8.5 hereof and without in any way limiting or restricting any other remedies available to GWL&A or Schwab, the Fund pay all costs directly associated with or arising out of any failure, or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with reasonable and appropriate corrections or responses to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs may include, but are not limited to, reasonable fees and expenses of legal counsel and other advisors to GWL&A and any federal income taxes or tax penalties and interest thereon (or "toll charges" or exactments or amounts paid in settlement) incurred by GWL&A with respect to itself or its Contract owners in connection with any such failure or reasonably foreseeable failure.

         6.6. The Fund shall provide GWL&A or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at the times provided for and substantially in the form attached hereto as Schedule C hereto; provided, however, that providing such reports does not relieve the Fund of its responsibility for such compliance or of its liability for any non-compliance.

         6.7. GWL&A agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of GWL&A or, to GWL&A's knowledge, or any Contract owner that any Designated Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or GWL&A otherwise becomes aware of any facts that could give rise to any claim against the Fund as a result of such a failure or alleged failure:

         (a) GWL&A shall promptly notify the Fund of such assertion or potential claim;

         (b) GWL&A shall consult with the Fund as to how to minimize any liability that may arise as a result of such failure or alleged failure;

         (c) GWL&A shall use its best efforts to minimize any liability of the Fund resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

         (d) any written materials to be submitted by GWL&A to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall be provided by GWL&A to the Fund (together with any supporting information or analysis) within at least two (2) business days prior to submission;

         (e) GWL&A shall provide the Fund with such cooperation as the Fund shall reasonably request (including, without limitation, by permitting the Fund to review the relevant books and records of GWL&A) in order to facilitate review by the Fund of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

         (f) GWL&A shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund (i) compromise or settle any claim, (ii) accept any adjustment on audit, or
         (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund, which shall not be unreasonably withheld; provided that, GWL&A shall not be required to appeal any adverse judicial decision unless the Fund shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund shall bear the costs and expenses, including reasonable attorney's fees, incurred by GWL&A in complying with this clause (f).


ARTICLE VII. Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order

         7.1. The Fund represents that the Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Designated Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform GWL&A if it determines that a material irreconcilable conflict exists and the implications thereof.

         7.2. GWL&A will report any potential or existing conflicts of which it is aware to the Board. GWL&A will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by GWL&A to inform the Board whenever contract owner voting instructions are to be disregarded. Such responsibilities shall be carried out by GWL&A with a view only to the interests of its Contract owners.

         7.3. If it is determined by a majority of the Board, or a majority of its members who are not interested persons of the Fund (the "Disinterested Members "), that a material irreconcilable conflict exists, and it is a Participating Insurance Company for which a material irreconcilable conflict is relevant, GWL&A and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Members), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

         7.4. If a material irreconcilable conflict arises because of a decision by GWL&A to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, GWL&A may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. The Fund will not impose any charge or penalty as a result of such withdrawal. The responsibility to take such remedial action shall be carried out with a view only to the interest of the Contract owners.

         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to GWL&A conflicts with the majority of other state regulators, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs GWL&A in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Until the end of the foregoing six month period, the Fund shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. The responsibility to take such action shall be carried out with a view only to the interest of the Contract owners.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Disinterested Members shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. GWL&A shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs GWL&A in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Disinterested Members.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.





ARTICLE VIII.      Indemnification

         8.1.     Indemnification By GWL&A
                  -------------------------

         8.1(a). GWL&A agrees to indemnify and hold harmless the Fund and its respective officers and directors or trustees and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of GWL&A) or litigation (including reasonable legal and other expenses) (collectively, a "Loss") to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in any Contract materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund for use in the Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by GWL&A or persons under its control) or wrongful conduct of GWL&A or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Fund materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and conformity with information furnished in writing to the Fund by or on behalf of GWL&A; or

     (iv) arises as a result of any failure by GWL&A to perform the obligations, provide the services, and furnish the materials required of it under the terms of this Agreement; or

     (v) arises out of or result from any material breach of any representation and/or warranty made by GWL&A in this Agreement or arises out of or result from any other material breach of this Agreement by GWL&A, including without limitation Section 2.11 and Section 6.7 hereof, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

         8.1(b). GWL&A shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.1(c). GWL&A shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified GWL&A in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify GWL&A of any such claim shall not relieve GWL&A from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that GWL&A has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, GWL&A shall be entitled to participate, at its own expense, in the defense of such action, and unless the Indemnified Parties release GWL&A from any further obligation under this Section 8.1 with respect to such claim(s), GWL&A also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from GWL&A to such Party of GWL&A's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and GWL&A will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.1(d). Each Indemnified Party will promptly notify GWL&A of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.2.     Indemnification by Schwab.
                  -------------------------

         8.2(a). Schwab agrees to indemnify and hold harmless the Fund and its respective officers and directors or trustees and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any Loss, to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of Schwab's dissemination of information regarding the Fund that is both (A) materially incorrect and (B) that was neither contained in any Fund material, nor provided in writing to Schwab, nor approved in writing by or on behalf of the Fund ; or

     (ii) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in sales literature or other promotional material prepared or approved by Schwab for the Contracts or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund, or to Schwab by GWL&A for use in any Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (iii) arises out of or as a result of statements or representations (other than statements or representations contained in materials not supplied by Schwab or persons under its control) or wrongful conduct of Schwab or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iv) arises as a result of any failure by Schwab to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement; or

     (v) arises out of or results from any material breach of any representation and/or warranty made by Schwab in this Agreement or arise out of or result from any other material breach of this Agreement by Schwab;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

         8.2(b). Schwab shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.2(c). Schwab shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Schwab in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Schwab of any such claim shall not relieve Schwab from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that Schwab has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, Schwab shall be entitled to participate, at its own expense, in the defense of such action and unless the Indemnified Parties release Schwab from any further obligation under Section 8.2 with respect to such claim(s), Schwab also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from Schwab to such Party of Schwab's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Schwab will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.2(d). Each Indemnified Party will promptly notify Schwab of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.3.     Indemnification By the Fund.
                  ---------------------------

         8.3(a). The Fund agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.4) against any Loss to which the Indemnified Parties may be required to pay or become subject under any statute or regulation, at common law or otherwise, insofar as such Loss, is related to the operations of the Fund and:

         (i) arises as a result of any failure by the Fund to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

         (ii) arises out of or results from any material breach of any representation and/or warranty made by the Fund in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund; or

         (iii) arises out of or results from the incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.4(b) and 8.4(c) hereof.

         8.3(b). The Fund shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.3(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Fund has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Fund will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Fund from any further obligation under this Section 8.4 with respect to such claim(s), the Fund shall also be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Fund to such Party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.3(d). GWL&A and Schwab each agree promptly to notify the Fund of the commencement of any litigation or proceeding against itself or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

ARTICLE IX.  Applicable Law

         This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado, applicable to contracts entirely entered into and performed in Colorado by Colorado residents.

ARTICLE X.        Termination

         10.1.    This Agreement shall terminate:

                  (a) at the option of any Party, with or without cause, with respect to some or all Designated Portfolios, upon six (6) months advance written notice delivered to the other Parties; provided, however, that such notice shall not be given earlier than six (6) months following the date of this Agreement; or

                  (b) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio based upon GWL&A's or Schwab's determination that shares of such Designated Portfolio are not reasonably available to meet the requirements of the Contracts; or

                  (c) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by GWL&A; or

                  (d) at the option of the Fund, in the event that formal administrative proceedings are instituted against GWL&A or Schwab by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding GWL&A's or Schwab's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A or Schwab to perform its obligations under this Agreement; or

                  (e) at the option of GWL&A or Schwab in the event that formal administrative proceedings are instituted against the Fund or its investment adviser by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, if GWL&A or Schwab reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or its investment adviser to perform their obligations under this Agreement; or

                  (f) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio fails to meet the requirements and comply with the representations and warranties specified in
                  Article VI hereof; or

                  (g) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a regulated investment company under Subchapter M of the Code or under any successor or similar provision, or if GWL&A or Schwab reasonably believes that the Designated Portfolio will fail to meet such requirements or so qualify; or

                  (h) at the option of the Fund, if (i) the Fund shall determine, in its sole judgment reasonably exercised in good faith, that either GWL&A or Schwab has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) the Fund notifies GWL&A or Schwab, as appropriate, of that determination and its intent to terminate this Agreement, and
                  (iii) after considering the actions taken by GWL&A or Schwab and any other changes in circumstances since the giving of such a notice, the determination of the Fund shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (i) at the option of either GWL&A or Schwab, if (i) GWL&A or Schwab, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that the Fund or its investment adviser has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) GWL&A or Schwab notifies the Fund of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund, and any other changes in circumstances since the giving of such a notice, the determination of GWL&A or Schwab shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (j) at the option of GWL&A in the event that formal administrative proceedings are instituted against Schwab by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding Schwab's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that GWL&A determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Schwab to perform its obligations related to the Contracts; or

                  (k) at the option of Schwab in the event that formal administrative proceedings are instituted against GWL&A by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding GWL&A's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that Schwab determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A to perform its obligations related to the Contracts; or

                  (l) at the option of any non-defaulting Party hereto in the event of a material breach of this Agreement by any Party hereto (the "defaulting Party") other than as described in 10.1(a)-(k); provided, that the non-defaulting Party gives written notice thereof to the defaulting Party, with copies of such notice to all other non-defaulting Parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting Party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting Party.


10.2. Notice  Requirement.
      ------------------

No termination of this Agreement shall be effective unless and until the Party terminating this Agreement gives prior written notice to all other Parties of its intent to terminate, which notice shall set forth the basis for the termination. Furthermore,

         (a) in the event any termination is based upon the provisions of
         Article VII, or the provisions of Section 10.1(a), 10.1(h) or 10.1(i) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the Parties;

         (b) in the event any termination is based upon the provisions of
         Section 10.1(d), 10.1(e), 10.1(j) or 10.1(k) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

         (c) in the event any termination is based upon the provisions of
         Section 10.1(b), 10.1(c) or 10.1(f) or 10.1(g), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the Party sending the notice.

         10.3.    Effect of Termination.
                  ---------------------
Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or GWL&A to meet Section 817(h) of the Code diversification requirements, the Fund shall, at the option of GWL&A or Schwab, continue to make available additional shares of the Designated Portfolio(s) pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments among the Designated Portfolio(s), redeem investments in the Designated Portfolio(s) and/or invest in the Designated Portfolio(s) upon the making of additional purchase payments under the Existing Contracts. The Parties agree that this Section 10.3 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

         10.4.    Surviving Provisions.
                  --------------------
Notwithstanding any termination of this Agreement, the following provisions shall survive: Article V, Article VIII and Section 12.1 of Article XII. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

         10.5.    Survival of Agreement.
                  ---------------------
A termination by Schwab shall terminate this Agreement only as to Schwab, and this Agreement shall remain in effect as to the other Parties; provided, however, that in the event of a termination by Schwab the other Parties shall have the option to terminate this Agreement upon 60 (sixty) days notice, rather than the six (6) months specified in Section 10.1(a).

ARTICLE XI.       Notices

         Any notice shall be sufficiently given when sent by registered or certified mail by the notifying Party to each other Party entitled to notice at the addresses set forth below or at such other address as a Party may from time to time specify in writing to the other Parties.

If to the Fund:
         J.P. Morgan Series Trust II
         c/o J.P. Morgan Investment Management Inc.
         522 Fifth Ave.
         New York, NY  10036
         Attention:  Mutual Funds - Legal

If to GWL&A:

         Great-West Life & Annuity Insurance Company
         8515 East Orchard Road
         Greenwood Village, CO  80111
         Attention: Vice President and Counsel


If to Schwab:

         Charles Schwab & Co., Inc.
         101 Montgomery Street
         San Francisco, CA  94104
         Attention: General Counsel

ARTICLE XII.  Miscellaneous

         12.1. Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         12.5. Each Party hereto shall cooperate with each other Party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each Party hereto further agrees to furnish the Colorado Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of GWL&A are being conducted in a manner consistent with the Colorado Variable Annuity Regulations and any other applicable law.

         12.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant Parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

         12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the Parties hereto are entitled to under state and federal laws.

         12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any Party without the prior written consent of all Parties hereto.

         12.9. Schwab and GWL&A are hereby expressly put on notice of the limitation of liability as set forth in the Declarations of Trust of the Fund and agree that, except as otherwise provided herein, the obligations assumed by the Fund pursuant to this Agreement shall be limited in any case to the Fund and its assets and neither Schwab nor GWL&A shall seek satisfaction of any such obligation from the shareholders of the Fund (solely by reason of their status as such) the Trustees, officers, employees or agents of the Fund, or any of them.

         12.10. The Fund agrees that the obligations assumed by GWL&A and Schwab pursuant to this Agreement shall be limited in any case to GWL&A and Schwab and their respective assets and the Fund shall not seek satisfaction of any such obligation from the shareholders of GWL&A or Schwab, the directors, officers, employees or agents of the GWL&A or Schwab, or any of them, except to the extent permitted under this Agreement.

         12.11. Schedules A through D hereto, as the same may be amended from time to time by mutual written agreement of the Parties, are attached hereto and incorporated herein by reference.

         IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date specified below.

       GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

       By its authorized officer,

       By:/s/ David G. McDonald
       Title:   Vice President, Individual/Institutional Markets

       Date:

       J.P. MORGAN SERIES TRUST II

       By its authorized officer,

       By:/s/ C. Conroy
       Title:   Vice President and Assistant Treasurer
       Date:

       CHARLES SCHWAB & CO., INC.

       By its authorized officer,

       By: /s/ Rob Klapper
       Title:   Senior Vice President, Insurance & Annuities
       Date:

                             Schwab Variable Annuity

                                   SCHEDULE A

         Contracts                                            Form Numbers

Great-West Life & Annuity Insurance Company

Individual Variable Annuity Contract                          J444

                                   SCHEDULE B


Designated Portfolios

J.P. Morgan  Small Company  Portfolio

                                   SCHEDULE C
                             Reports per Section 6.6

         With regard to the reports relating to the quarterly testing of compliance with the requirements of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report to GWL&A in the Form C1 attached hereto and incorporated herein by reference, regarding the status under such sections of the Code of the Designated Portfolio(s), and if necessary, identification of any remedial action to be taken to remedy non-compliance.

         With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) a year-end report will be provided 45 days after the end of the calendar year. However, if a problem with regard to RIC status, as defined below, is identified in the third quarter report, on a weekly basis, starting the first week of December, additional interim reports will be provided specially addressing the problems identified in the third quarter report. If any interim report memorializes the cure of the problem, subsequent interim reports will not be required.

         A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

         (a) Less than ninety percent of gross income is derived from sources of income specified in Section 851(b)(2); (b) Less than fifty percent of the value of total assets consists of assets specified in Section 851(b)(3)(A); and (c) No more than twenty-five percent of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in Section 851(b)(3)(B).

                                     FORM C1
                            CERTIFICATE OF COMPLIANCE
For the quarter ended:
                       ---------------------------

     J.P. Morgan Investment Management Inc. (investment adviser) for J.P. Morgan Series Trust II hereby notifies you that, based on internal compliance testing performed as of the end of the calendar quarter ended ________, 20____, the Designated Portfolios were in compliance with all requirements of Section 817(h) and Subchapter M of the Internal Revenue Code (the "Code") and the regulations thereunder as required in the Fund Participation Agreement among Great-West Life & Annuity Insurance Company, Charles Schwab & Co., Inc. and J.P. Morgan Series Trust II, other than the exceptions discussed below:

Exceptions                                                    Remedial Action

Signed this        day of                ,                .
           -------        --------------  ---------------

                                    J.P. Morgan Investment Management Inc.

(Signature)

                                    By:
                                        ---------------------------------------
(Type or Print Name and Title/Position)

                                   SCHEDULE D

                                    EXPENSES

The Fund and GWL&A will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below. Costs shall be allocated to reflect the Fund's share of the total costs determined according to the number of pages of the Fund's respective portions of the documents.

------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         Printing of combined        GWL&A                       Fund
                               prospectuses
------------------------------ --------------------------- --------------------------- ----------------------
                               Fund shall supply GWL&A     GWL&A                       Fund
                               with such numbers of the
                               Designated Portfolio(s)
                               prospectus(es) as GWL&A
                               shall reasonably request
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus             Printing for Inforce        GWL&A                       GWL&A
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing for Prospective    GWL&A                       Schwab
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         If Required by Fund         Fund                        Fund
Update & Distribution
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus Update &    If Required by Fund         GWL&A                       Fund
Distribution
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund SAI                Printing                    Fund                        Fund
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
Product SAI                    Printing                    GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Proxy Material for Mutual      Printing if proxy           Fund                        Fund
Fund:                          required by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Fund
                               labor) if proxy required
                               by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       GWL&A
                               if required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       Schwab
                               if required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Annual &           Printing of combined        GWL&A                       Fund
Semi-Annual Report             reports
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A and Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to New     If Required by the Fund     Schwab                      Fund
and Prospective clients
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        Schwab                      GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to         Distribution (including     GWL&A                       Fund
inforce                        labor and printing) if
                               required by the Fund
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       GWL&A
                               labor and printing)if
                               required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Schwab
                               labor and printing if
                               required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Errors in Share Price          Cost of error to            GWL&A                       Fund
calculation pursuant to        participants
Section 1.8
------------------------------ --------------------------- --------------------------- ----------------------
                               Cost of administrative      GWL&A                       Fund
                               work to correct error
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Fund         All operations and          Fund                        Fund
                               related expenses,
                               including the cost of
                               registration and
                               qualification of  shares,
                               taxes on the issuance or
                               transfer of shares, cost
                               of management of the
                               business affairs of the
                               Fund, and expenses paid
                               or assumed by the Fund
                               pursuant to any Rule
                               12b-1 plan
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Account      Federal registration of     GWL&A                       GWL&A
                               units of separate account
                               (24f-2 fees)
------------------------------ --------------------------- --------------------------- ----------------------

                                 April 20, 2001


Mr. David G. McDonald
Great West Life & Annuity Insurance Company
8515 East Orchard Road
Englewood, CO  80111

Ms. Kathleen H. Tripp
JP Morgan Investment Management Inc.
522 Fifth Avenue
New York, NY  10036


Dear Mr. McDonald and Ms. Tripp:


         This letter sets forth the agreement ("Agreement"), made and entered into as of this 20th day of April, 2001 by and among Great-West Life & Annuity Insurance Company ("GWL&A"), a Colorado life insurance company, on its own behalf and on behalf of its Separate Account Variable Annuity-1 Series Account (the "Account"); J.P. Morgan Investment Management Inc. ("Adviser"), a corporation organized under the laws of Delaware; and Charles Schwab & Co., Inc., a California corporation ("Schwab") (each a "Party," and collectively, the "Parties").

         Reference is hereby made to the Participation Agreement, dated April 20, 2001 (the "Participation Agreement"), between GWL&A; J.P. Morgan Series Trust II, a business trust organized under the laws of the State of Delaware (the "Fund"); and Schwab. Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Participation Agreement.


1.       Representations and Warranties

         1.1. The Adviser agrees to comply with applicable provisions and SEC staff interpretations of the 1940 Act to assure that the investment advisory or management fees paid to the Adviser by the Fund are in accordance with the requirements of the 1940 Act.

         1.2. The Adviser represents and warrants that it will make every effort to ensure that the investment policies, fees and expenses of the Designated Portfolio(s) are and shall at all times remain in compliance with the insurance and other applicable laws of the State of Colorado and any other applicable state to the extent required to perform this Agreement. The Adviser represents and warrants that it will make every effort to ensure that the sales of the Designated Portfolio(s) shares will be in compliance with the insurance laws of the State of Colorado and all applicable state insurance and securities laws. GWL&A, the Fund and the Adviser will endeavor to mutually cooperate with respect to the implementation of any modification necessitated by any change in state insurance laws, regulations or interpretations of the foregoing that affect the Designated Portfolio(s) (a "Law Change"), and to keep each other informed of any Law Change that becomes known to GWL&A, the Fund or the Adviser. In the event of a Law Change, the Adviser agrees that, except in those circumstances where the Fund has advised GWL&A that its Board has determined that implementation of a particular Law Change is not in the best interest of all of the Fund's shareholders along with an explanation regarding why such action is lawful, any action required by a Law Change will be taken.

         1.3. The Adviser represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws.

         1.4. The Adviser represents and warrants that management and any other fees paid by the Fund to Adviser or its affiliated persons (within the meaning of the 1940 Act) are legitimate and not excessive, and are derived from agreements that do not breach any fiduciary duty of Adviser to the Fund in the judgment of the Fund and the Adviser.

         1.5. The Adviser represents and warrants that all of its respective directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by insurance coverage reasonably necessary to comply with the terms of this agreement and applicable law.


2.       Sales Material and Information

         2.1. The Adviser shall not give any information or make any representations on behalf of GWL&A or concerning GWL&A, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by GWL&A or interests therein are not registered under the 1933 Act) or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by GWL&A or its designee, except with the permission of GWL&A.

         2.2. The Adviser shall not give any information or make any representations on behalf of or concerning Schwab, or use Schwab's name except with the permission of Schwab.

         2.3. For purposes of Sections 2 and 4 of this Agreement, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, shareholder reports, proxy materials (including solicitations for voting instructions), and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

         2.4. At the request of any Party to this Agreement, each other Party will make available to the other Party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any Party's obligations under this Agreement.


3.       Diversification and Qualification.

         3.1. The Adviser represents and warrants that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. Without limiting the scope of the foregoing, the Adviser represents and warrants that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of Article VI of the Participation Agreement, by the Fund, the Adviser will take all steps necessary to: (a) notify GWL&A of such breach, and (b) adequately diversify the Fund so as to achieve compliance within the 30-day grace period afforded by Regulation 1.817-5.

         3.2. The Adviser represents and warrants that shares of the Designated Portfolio(s) will be sold only to Participating Insurance Companies and their separate accounts and to Qualified Plans, and that no person has or will purchase shares in any Portfolio for any purpose or under any circumstances that would preclude GWL&A from "looking through" to the investments of each Designated Portfolio in which it invests, pursuant to the "look through" rules found in Treasury Regulation 1.817-5. No shares of any Designated Portfolio of the Fund will be sold to the general public.

         3.3. The Adviser represents and warrants that the Fund and each Designated Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, and that each Designated Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

         3.4. The Adviser will notify GWL&A and Schwab immediately upon having a reasonable basis for believing that the Fund or any Designated Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

         3.5. GWL&A agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of GWL&A or, to GWL&A's knowledge, or any Contract owner that any Designated Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or GWL&A otherwise becomes aware of any facts that could give rise to any claim against the Fund or Adviser as a result of such a failure or alleged failure:

         (a) GWL&A shall promptly notify the Fund and the Adviser of such assertion or potential claim;

         (b) GWL&A shall consult with the Fund and the Adviser as to how to minimize any liability that may arise as a result of such failure or alleged failure;

         (c) GWL&A shall use its best efforts to minimize any liability of the Fund and the Adviser resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

         (d) any written materials to be submitted by GWL&A to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall be provided by GWL&A to the Fund and the Adviser (together with any supporting information or analysis) within at least two (2) business days prior to submission;

         (e) GWL&A shall provide the Fund and the Adviser with such cooperation as the Fund and the Adviser shall reasonably request (including, without limitation, by permitting the Fund and the Adviser to review the relevant books and records of GWL&A) in order to facilitate review by the Fund and the Adviser of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

         (f) GWL&A shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund and the Adviser (i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund and the Adviser, which shall not be unreasonably withheld; provided that, GWL&A shall not be required to appeal any adverse judicial decision unless the Fund and the Adviser shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund and the Adviser shall bear the costs and expenses, including reasonable attorney's fees, incurred by GWL&A in complying with this clause (f).

4.       Indemnification

         4.1.     Indemnification By GWL&A
                  -------------------------

         4.1(a). GWL&A agrees to indemnify and hold harmless the Adviser and each of its respective officers and directors or trustees and each person, if any, who controls the Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 4.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of GWL&A) or litigation (including reasonable legal and other expenses) (collectively, a "Loss") to which the Indemnified Party may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in any Contract materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund or Adviser for use in the Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by GWL&A or persons under its control) or wrongful conduct of GWL&A or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Fund materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and conformity with information furnished in writing to the Fund by or on behalf of GWL&A; or

     (iv) arises as a result of any failure by GWL&A to perform the obligations, provide the services, and furnish the materials required of it under the terms of this Agreement or the Participation Agreement; or

     (v) arises out of or result from any material breach of any representation and/or warranty made by GWL&A in this Agreement or the Participation Agreement or arises out of or result from any other material breach of this Agreement or the Participation Agreement by GWL&A, as limited by and in accordance with the provisions of Sections 4.1(b) and 4.1(c) hereof.

         4.1(b). GWL&A shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or the Participation Agreement or to any of the Indemnified Parties.

         4.1(c). GWL&A shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified GWL&A in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify GWL&A of any such claim shall not relieve GWL&A from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that GWL&A has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, GWL&A shall be entitled to participate, at its own expense, in the defense of such action, and unless the Indemnified Parties release GWL&A from any further obligation under this Section 4.1 with respect to such claim(s), GWL&A also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from GWL&A to such Party of GWL&A's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and GWL&A will not be liable to such Party under this Agreement or the Participation Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         4.1(d). Each Indemnified Party will promptly notify GWL&A of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         4.2.     Indemnification by Schwab.
                  -------------------------

         4.2(a). Schwab agrees to indemnify and hold harmless the Adviser and each of its respective officers and directors or trustees and each person, if any, who controls the Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 4.2) against any Loss, to which the Indemnified Party may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of Schwab's dissemination of information regarding the Fund that is both (A) materially incorrect and (B) that was neither contained in any Fund material, nor provided in writing to Schwab, nor approved in writing by or on behalf of the Fund or Adviser; or

     (ii) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in sales literature or other promotional material prepared or approved by Schwab for the Contracts or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund or Adviser, or to Schwab by GWL&A for use in any Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

     (iii) arises out of or as a result of statements or representations (other than statements or representations contained in materials not supplied by Schwab or persons under its control) or wrongful conduct of Schwab or persons under its control, with respect to the sale or distribution of the Contracts; or

     (iv) arises as a result of any failure by Schwab to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement or the Participation Agreement; or

     (v) arises out of or results from any material breach of any representation and/or warranty made by Schwab in this Agreement or the Participation Agreement or arise out of or result from any other material breach of this Agreement or the Participation Agreement by Schwab;

as limited by and in accordance with the provisions of Sections 4.2(b) and 4.2(c) hereof.

         4.2(b). Schwab shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or the Participation Agreement or to any of the Indemnified Parties.

         4.2(c). Schwab shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Schwab in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Schwab of any such claim shall not relieve Schwab from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that Schwab has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, Schwab shall be entitled to participate, at its own expense, in the defense of such action and unless the Indemnified Parties release Schwab from any further obligation under Section 4.2 with respect to such claim(s), Schwab also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from Schwab to such Party of Schwab's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Schwab will not be liable to such Party under this Agreement or the Participation Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         4.2(d). Each Indemnified Party will promptly notify Schwab of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         4.3.     Indemnification by the Adviser.
                  ------------------------------

         4.3(a). The Adviser agrees to indemnify and hold harmless GWL&A and Schwab and each of their directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 4.3) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

     (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund or Adviser, by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

     (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Adviser or persons under its control) or wrongful conduct of the Fund or the Adviser or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

     (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund or Adviser; or

     (iv) arises as a result of any failure by the Fund to perform the obligations, provide the services, furnish the materials and make the payments required of it under the terms of the Participation Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Section 3 of the Participation Agreement); or

         (v) arises as a result of any failure by the Adviser to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Section 3 of this Agreement); or

     (vi) arises out of or results from any material breach of any representation and/or warranty made by the Fund in the Participation Agreement or the Adviser in this Agreement or arises out of or result from any other material breach of the Participation Agreement by the Fund or this Agreement by the Adviser; or

     (vii) arises out of or results from the incorrect or untimely calculation or reporting by the Fund or the Adviser of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 4.3(b) and 4.3(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Adviser specified in Section 3 hereof.

         4.3(b). The Adviser shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         4.3(c). The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Adviser has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release Adviser from any further obligation under this
Section 4.3 with respect to such claim(s), the Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Adviser to such Party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         4.3(d). GWL&A and Schwab agree promptly to notify the Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.



5.  Applicable Law

         This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado, applicable to contracts entirely entered into and performed in Colorado by Colorado residents.

6.       Termination

         6.1. This Agreement shall terminate upon the termination of the Participation Agreement.

         6.2.     Surviving Provisions.
                  --------------------

Notwithstanding any termination of this Agreement, the following provisions shall survive: Section 4 in its entirety and Section 8.1. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

         6.3.     Survival of Agreement.
                  ---------------------

A termination by Schwab shall terminate this Agreement only as to Schwab, and this Agreement shall remain in effect as to the other Parties; provided, however, that in the event of a termination by Schwab the other Parties shall have the option to terminate this Agreement upon 60 (sixty) days notice.

7.       Notices

         Any notice shall be sufficiently given when sent by registered or certified mail by the notifying Party to each other Party entitled to notice at the addresses set forth below or at such other address as a Party may from time to time specify in writing to the other Parties.


If to GWL&A:

         Great-West Life & Annuity Insurance Company
         8515 East Orchard Road
         Greenwood Village, CO  80111
         Attention: Vice President and Counsel

If to the Adviser:

         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, NY  10036
         Attention: Mutual Funds - Legal


If to Schwab:

         Charles Schwab & Co., Inc.
         101 Montgomery Street
         San Francisco, CA  94104
         Attention: General Counsel


8.  Miscellaneous

         8.1. Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         8.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         8.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         8.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         8.5. Each Party hereto shall cooperate with each other Party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each Party hereto further agrees to furnish the Colorado Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of GWL&A are being conducted in a manner consistent with the Colorado Variable Annuity Regulations and any other applicable law.

         8.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant Parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

         8.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the Parties hereto are entitled to under state and federal laws.

         8.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any Party without the prior written consent of all Parties hereto.

         8.9. The Adviser agrees that the obligations assumed by GWL&A and Schwab pursuant to this Agreement shall be limited in any case to GWL&A and Schwab and their respective assets and the Adviser shall not seek satisfaction of any such obligation from the shareholders of GWL&A or Schwab, the directors, officers, employees or agents of the GWL&A or Schwab, or any of them, except to the extent permitted under this Agreement.

         8.10. Schedules A through C hereto, as the same may be amended from time to time by mutual written agreement of the Parties, are attached hereto and incorporated herein by reference.

         If this letter Agreement is consistent with your understanding of the matters discussed concerning the relationship between Schwab, GWL&A and Adviser, please sign below.


           Very truly yours,


           Charles Schwab & Co., Inc.

           By: /s/ Rob Klapper
               Rob Klapper
               Senior Vice President, Insurance & Annuities


           Great-West Life & Annuity Insurance Company

           By: /s/ David G. McDonald
           David G. McDonald
           Vice President, Individual/Institutional Markets

           J.P. Morgan Investment Management, Inc.

           By: /s/ Kathleen H. Tripp
           Kathleen H. Tripp
           Vice President

                             Schwab Variable Annuity

                                   SCHEDULE A

         Contracts                                              Form Numbers

Great-West Life & Annuity Insurance Company

Individual Variable Annuity Contract                            J444

                                   SCHEDULE B


Designated Portfolios

J.P. Morgan  Small Company  Portfolio

                                   SCHEDULE C
                             Reports per Section 3.5

         With regard to the reports relating to the quarterly testing of compliance with the requirements of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Adviser shall provide within twenty (20) Business Days of the close of the calendar quarter a report to GWL&A in the Form C1 attached hereto and incorporated herein by reference, regarding the status under such sections of the Code of the Designated Portfolio(s), and if necessary, identification of any remedial action to be taken to remedy non-compliance.

         With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) a year-end report will be provided 45 days after the end of the calendar year. However, if a problem with regard to RIC status, as defined below, is identified in the third quarter report, on a weekly basis, starting the first week of December, additional interim reports will be provided specially addressing the problems identified in the third quarter report. If any interim report memorializes the cure of the problem, subsequent interim reports will not be required.

         A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

         (a) Less than ninety percent of gross income is derived from sources of income specified in Section 851(b)(2); (b) Less than fifty percent of the value of total assets consists of assets specified in Section 851(b)(3)(A); and (c) No more than twenty-five percent of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in Section 851(b)(3)(B).

                                     FORM C1
                            CERTIFICATE OF COMPLIANCE
For the quarter ended:
                       ---------------------------

     J.P. Morgan Investment Management Inc. (investment adviser) for J.P. Morgan Series Trust II hereby notifies you that, based on internal compliance testing performed as of the end of the calendar quarter ended ________, 20____, the Designated Portfolios were in compliance with all requirements of Section 817(h) and Subchapter M of the Internal Revenue Code (the "Code") and the regulations thereunder as required in the Fund Participation Agreement among Great-West Life & Annuity Insurance Company, Charles Schwab & Co., Inc. and J.P. Morgan Series Trust II, other than the exceptions discussed below:

Exceptions                                                    Remedial Action



                    Signed this         day of               ,                .
                                -------        --------------  ---------------

                                    J.P. Morgan Investment Management Inc.

(Signature)

                                    By:
                                        --------------------------------------
(Type or Print Name and Title/Position)

                          FUND PARTICIPATION AGREEMENT


                       Oppenheimer Variable Account Funds

                                TABLE OF CONTENTS



ARTICLE I.               Sale of Fund Shares..................................................................... 3
ARTICLE II.              Representations and Warranties.......................................................... 6
ARTICLE III.             Prospectuses and Proxy Statements; Voting............................................... 8
ARTICLE IV.              Sales Material and Information..........................................................10
ARTICLE V.               Fees and Expenses.......................................................................12
ARTICLE VI.              Diversification and Qualification.......................................................13
ARTICLE VII.             Potential Conflicts and Compliance With
                         Mixed and Shared Funding Exemptive Order ...............................................15
ARTICLE VIII.            Indemnification ........................................................................18
ARTICLE IX.              Applicable Law..........................................................................24
ARTICLE X.               Termination.............................................................................25
ARTICLE XI.              Notices.................................................................................29
ARTICLE XII.             Miscellaneous...........................................................................29
SCHEDULE A               Contracts
SCHEDULE B               Designated Portfolios
SCHEDULE C               Reports per Section 6.6
SCHEDULE D               Expenses

                             PARTICIPATION AGREEMENT

                                      Among

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                       OPPENHEIMER VARIABLE ACCOUNT FUNDS

                            OPPENHEIMER FUNDS, INC.,

                                       and

                           CHARLES SCHWAB & CO., INC.




         THIS AGREEMENT, made and entered into as of this ____ day of April 2001 by and among GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY ("GWL&A"), a Colorado life insurance company, on its own behalf and on behalf of its Separate Account Variable Annuity-1 Series Account (the "Account"); OPPENHEIMER VARIABLE ACCOUNT FUNDS a multi-series business trust organized under the laws of Massachusetts ("Fund"); OPPENHEIMER FUNDS, INC. ("Adviser"), a corporation organized under the laws of Colorado; and CHARLES SCHWAB & CO., INC., a California corporation ("Schwab") (each a "Party," and collectively, the "Parties").


         WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies, including GWL&A, which have entered into participation agreements similar to this Agreement ("Participating Insurance Companies"); and

         WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

         WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission ("SEC"), dated July 16, 1986 (File No. 812-6234), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans ("Qualified Plans") ("Mixed and Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolio(s) are registered under the Securities Act of 1933, as amended ("1933 Act"); and

         WHEREAS, the Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, GWL&A has registered interests under certain variable annuity contracts that are supported wholly or partially by the Account under the 1933 Act and that are listed in Schedule A hereto ("Contracts"); and

         WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of GWL&A on July 24, 1995, under the insurance laws of the State of Colorado, to set aside and invest assets attributable to the Contracts; and

         WHEREAS, GWL&A has registered the Account as a unit investment trust under the 1940 Act and has registered (or will register prior to sale) the securities deemed to be issued by the Account under the 1933 Act to the extent required; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, GWL&A intends to purchase shares in the Portfolio(s) listed in Schedule B hereto (the "Designated Portfolio(s)"), on behalf of the Account to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Account at net asset value; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Account also intends to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund ("Unaffiliated Funds") on behalf of the Account to fund the Contracts; and

          WHEREAS, Schwab will perform certain services for the Fund in connection with the Contracts;

         NOW, THEREFORE, in consideration of their mutual promises, the Parties agree as follows:

ARTICLE I.        Sale of Fund Shares

         1.1. The Fund agrees to make shares of the Designated Portfolio(s) available for purchase at the applicable net asset value per share by GWL&A and the Account on those days on which the Fund calculates its Designated Portfolio(s)' net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for regular trading. Notwithstanding the foregoing, the Board of Trustees of the Fund (hereinafter the "Board") may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of shares of any Designated Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Designated Portfolio.


         1.2. The Fund will not sell shares of the Designated Portfolio(s) to any other Participating Insurance Company separate account unless an agreement containing provisions similar in substance to Sections 2.1 and 2.11 of Article II, Sections 3.4 and 3.5 (other than the provision requiring the Fund to provide voting standards) of Article III, and Article VII of this Agreement is in effect to govern such sales, it being understood and agreed to by GWL&A and Schwab this provision is not intended to prevent the Fund from selling its shares to any potential investor whose purchase of shares does not render the shares of the Fund or any Designated Portfolio ineligible for continued or additional investment by GWL&A and its Account, and it being further understood and agreed to by GWL&A and Schwab that this provision shall apply prospectively to participation agreements that the Fund enters into on or after the date hereof.


         1.3. The Fund agrees to (a) sell to GWL&A those full and fractional shares of the Designated Portfolio(s) that GWL&A, on behalf of the Account, orders, and (b) redeem for cash, on GWL&A's order, any full or fractional shares of the Fund held by GWL&A, in each case executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Designated Portfolios. For purposes of this Section 1.3, GWL&A shall be the designee of the Fund for receipt of such orders and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order by 10:00 a.m. Eastern time on the next following Business Day or later time permitted by Section 1.6 hereof. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Designated Portfolio calculates its net asset value pursuant to the rules of the SEC. GWL&A shall provide the Fund with net purchase and redemption requests computed in accordance with Section 1.7 hereof.

         1.4. In the event of net purchases, GWL&A shall pay for Fund shares by 3:00 p.m. Eastern time on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.3 hereof. Payment shall be in federal funds transmitted to the Fund by wire. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of GWL&A and shall become the responsibility of the Fund.

         1.5. In the event of net redemptions, the Fund shall pay and transmit the proceeds of redemptions of Fund shares by 11:00 a.m. Eastern Time on the next Business Day after a redemption order is received in accordance with
Section 1.3 hereof. Payment shall be in federal funds transmitted to GWL&A or its designee by wire. The Fund may delay payment for Fund shares that are redeemed under circumstances permitted by Section 22(e) of the 1940 Act, but in no event for more than five calendar days after GWL&A requests such redemption.

         1.6. The Fund shall make the net asset value per share for each Designated Portfolio available to GWL&A on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:00 p.m. Eastern time. In the event that the Fund is unable to meet the 6:00 p.m. time stated herein, the Fund shall provide additional time for GWL&A to place orders for the purchase and redemption of shares equal to the additional time it takes the Fund to make the net asset value available to GWL&A. However, if net asset values are not available for inclusion in the next business cycle and purchase orders/redemptions are not able to be calculated and available for GWL&A to execute within the time frame identified in Section 1.3 hereof, GWL&A on behalf of the Account, shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value.

         1.7. At the end of each Business Day, GWL&A shall use the information described herein to calculate Account unit values for the day. Using these unit values, GWL&A shall process each such Business Day's separate account transactions based on requests and premiums received by it by the close of regular trading on the floor of the New York Stock Exchange (currently 4:00 p.m., Eastern time) to determine the net dollar amount of Fund shares which shall be purchased or redeemed at that day's closing net asset value per share.

         1.8. In the event of an error in the computation of a Designated Portfolio's net asset value per share ("NAV") or any dividend or capital gain distribution (each, a "pricing error"), the Adviser or the Fund shall immediately notify GWL&A as soon as possible after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing in accordance with Article XI of this Agreement. A pricing error shall be corrected as follows: (a) if the pricing error results in a difference between the erroneous NAV and the correct NAV of less than $0.01 per share, then no corrective action need be taken; (b) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than $0.01 per share, but less than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Adviser shall reimburse the Designated Portfolio for any loss, after taking into consideration any positive effect of such error; however, no adjustments to Contract owner accounts need be made; and
(c) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Adviser shall reimburse the Designated Portfolio for any loss (without taking into consideration any positive effect of such error) and shall reimburse GWL&A for the costs of adjustments made to correct Contract owner accounts in accordance with the provisions of Schedule D hereto. If an adjustment is necessary to correct a material error which has caused Contract owners to receive less than the amount to which they are entitled, the number of shares of the appropriate Designated Portfolio(s) attributable to the accounts of the Contract owners will be adjusted and the amount of any underpayments shall be credited by the Adviser to GWL&A for crediting of such amounts to the applicable Contract owners accounts. Upon notification by the Adviser of any overpayment due to a material error, GWL&A or Schwab, as the case may be, shall promptly remit to Adviser any overpayment that has not been paid to Contract owners; however, Adviser acknowledges that Schwab and GWL&A do not intend to seek additional payments from any Contract owner who, because of a pricing error, may have underpaid for units of interest credited to his/her account. In no event shall Schwab or GWL&A be liable to Contract owners for any such adjustments or underpayment amounts. A pricing error within categories (b) or (c) above shall be deemed to be "materially incorrect" or constitute a "material error" for purposes of this Agreement.

         The standards set forth in this Section 1.8 are based on the Parties' understanding of the views expressed by the staff of the SEC as of the date of this Agreement. In the event the views of the SEC staff are later modified or superseded by SEC or judicial interpretation, the Parties shall amend the foregoing provisions of this Agreement to comport with the appropriate applicable standards, on terms mutually satisfactory to all Parties.

         1.9. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to GWL&A of any income, dividends or capital gain distributions payable on the Designated Portfolio(s)' shares. GWL&A hereby elects to receive all such income dividends and capital gain distributions as are payable on the Designated Portfolio shares in additional shares of that Designated Portfolio. GWL&A reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify GWL&A by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

         1.10. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to GWL&A or the Account. Shares ordered from the Fund will be recorded in an appropriate title for the Account or the appropriate sub-account of the Account.

         1.11. The Parties acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other Participating Insurance Companies (subject to Section 1.2 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.

ARTICLE II.       Representations and Warranties

         2.1. GWL&A represents and warrants that the securities deemed to be issued by the Account under the Contracts are or will be registered under the 1933 Act or exempt from registration thereunder, and that the Contracts will be issued and sold in compliance in all material respects with all applicable laws, rules, and regulations (collectively, "laws"). GWL&A further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account prior to any issuance or sale of units thereof as a segregated asset account under Section 10-7-401, et. seq. of the Colorado Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts and that it will maintain such registration for so long as any Contracts are outstanding as required by applicable law.

         2.2. The Fund represents and warrants that Designated Portfolio(s) shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with all applicable laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act, and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

         2.3. In any event, the Fund and Adviser agree to comply with applicable provisions of the 1940 Act and the regulations thereunder to assure that the investment advisory or management fees paid to the Adviser by the Fund are in accordance with the requirements of the 1940 Act.

         2.4. The Fund and Adviser each represents and warrants that it will make every effort to ensure that the investment policies, fees and expenses of the Designated Portfolio(s) are and shall at all times remain in compliance with the insurance and other applicable laws of the State of Colorado and any other applicable state specifically identified by GWL&A (or by any other Participating Insurance Company) to the extent required to perform this Agreement, it being understood and agreed to by the Parties that this provision does not and shall not be interpreted to excuse any failure by the Fund or the Adviser to comply with any law (federal or state, insurance or otherwise) that the Fund or the Adviser knew or, acting reasonably and in the ordinary course of business, should have known applied to any Designated Portfolio. The Fund represents and warrants that it will make every effort to ensure that Designated Portfolio(s) shares will be sold in compliance with the insurance laws of the State of Colorado and all applicable state insurance and securities laws. GWL&A and the Fund will endeavor to mutually cooperate with respect to the implementation of any modifications necessitated by any change in state insurance laws, regulations or interpretations of the foregoing that affect the Designated Portfolio(s) (a "Law Change"), and to keep each other informed of any Law Change that becomes known to either Party. In the event of a Law Change, the Fund agrees that, except in those circumstances where the Fund has advised GWL&A that its Board has determined that implementation of a particular Law Change is not in the best interest of all of the Fund's shareholders and has provided GWL&A with an explanation regarding such determination, any action required by a Law Change will be taken.

         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the applicable laws of the State of Massachusetts and that it does and will comply in all material respects with the 1940 Act.

         2.6. The Adviser represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws. The Adviser represents and warrants that management and any other fees paid by the Fund to Adviser or its affiliated persons (within the meaning of the 1940 Act) are legitimate and not excessive, and are derived from agreements that do not breach any fiduciary duty of Adviser to the Fund.

         2.7 The Fund and Adviser each represents and warrants that sales of shares of the Designated Portfolio(s) are not sold through an "underwriter" or "principal underwriter" within the meaning of the federal securities laws.

         2.8. The Fund and the Adviser represent and warrant that all of their respective directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.9. Schwab represents and warrants that it has completed, obtained and performed, in all material respects, all registrations, filings, approvals, and authorizations, consents and examinations required by any government or governmental authority as may be necessary to perform this Agreement. Schwab does and will comply, in all material respects, with all applicable laws in the performance of its obligations under this Agreement.

         2.10. The Fund will provide GWL&A with as much advance notice as is reasonably practicable of any material change affecting the Designated Portfolio(s) (including, but not limited to, any material change in the registration statement or prospectus affecting the Designated Portfolio(s)) and any proxy solicitation affecting the Designated Portfolio(s) and will consult with GWL&A in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectus for the Contracts. The Fund agrees to share equitably in expenses incurred by GWL&A as a result of actions taken by the Fund, consistent with the allocation of expenses contained in Schedule D hereto.

         2.11. GWL&A represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended ("the Code"), that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify Schwab, the Fund and the Adviser immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, GWL&A represents and warrants that the Account is a "segregated asset account" and that interests in the Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under
Section 817 of the Code and the regulations thereunder. GWL&A will use every effort to continue to meet such definitional requirements, and it will notify Schwab, the Fund and the Adviser immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future. GWL&A represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.


ARTICLE III.      Prospectuses and Proxy Statements; Voting

         3.1. At least annually, the Adviser shall provide GWL&A and Schwab with as many printed copies of the current prospectus for each Designated Portfolio as GWL&A and Schwab may reasonably request for distribution to Contract owners. If requested by GWL&A or Schwab in lieu thereof, the Fund or Adviser shall provide such documentation (including a camera-ready copy of each Designated Portfolio's current prospectus as set in type, a diskette containing such documents in the form sent to the financial printer, or an electronic copy of the documents in a format suitable for posting on an Internet website, all as GWL&A and Schwab may reasonably request) and such other assistance as is reasonably necessary in order for GWL&A and Schwab once each year (or more frequently if the prospectuses for the Designated Portfolio(s) are amended) to have the prospectus for the Contracts and the Fund's prospectus for the Designated Portfolio(s) printed together in a single document or posted on a website maintained by or for GWL&A or Schwab. The Fund and Adviser agree that the prospectus for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not offer the shares of any other Portfolios or series that may be in the Fund. Expenses associated with providing such documentation shall be allocated in accordance with Schedule D hereto.

         3.2. If applicable laws require that the Statement of Additional Information ("SAI") for the Fund be distributed to all Contract owners, then the Fund and/or the Adviser, as appropriate, shall provide GWL&A with copies of the Fund's SAI or the SAI for the Designated Portfolio(s) in such quantities, with expenses to be borne in accordance with Schedule D hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund or Adviser shall provide an electronic copy of the Fund SAI in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund and/or the Adviser, as appropriate, shall also provide SAIs to any Contract owner or prospective owner who requests such SAI from the Fund (although it is anticipated that such requests will be made to GWL&A or Schwab).

         3.3. The Fund and/or Adviser shall provide GWL&A and Schwab with copies of the Fund's proxy material, reports to stockholders and other communications to stockholders for the Designated Portfolio(s) in such quantity, with expenses to be borne in accordance with Schedule D hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund or Adviser shall provide an electronic copy of such documentation in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund and Adviser agree that the foregoing materials for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law.

         3.4.     If and to the extent required by law GWL&A shall:

                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio(s) shares held in the Account in accordance with instructions received from Contract owners; and
                  (iii) vote Designated Portfolio shares held in the Account for which no instructions have been received in the same proportion as Designated Portfolio(s) shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. GWL&A reserves the right to vote Fund shares held in its general account and in any segregated asset account in its own right, to the extent permitted by law.

         3.5. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges in a manner consistent with the standards set forth in the Mixed and Shared Funding Exemptive Order, provided however, that the Fund shall provide GWL&A and each Participating Insurance Company with a written copy of such standards and such other assistance as may be necessary to facilitate coordination between GWL&A and other Participating Insurance Companies in complying with such standards and provided further that GWL&A shall be free to vote Designated Portfolio shares attributable to the Account in any manner permitted by applicable law, to the extent the Mixed and Shared Funding Order is superseded by SEC or administrative practice (including no-action relief).

          3.6. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders.


ARTICLE IV.       Sales Material and Information

         4.1. GWL&A and Schwab shall furnish, or shall cause to be furnished, to the Fund or its designee, a copy of each piece of sales literature or other promotional material that GWL&A or Schwab, respectively, develops or proposes to use and in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers is named in connection with the Contracts, at least ten (10) Business Days prior to its use. No such material shall be used if the Fund objects to such use within five (5) Business Days after receipt of such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers is named and no such material shall be used if the Fund or its designee so objects.

         4.2. GWL&A and Schwab shall not give any information or make any representations or statements on behalf of the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement, prospectus or SAI, or proxy materials for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund or Adviser, except with the permission of the Fund, or Adviser.

         4.3. The Fund or the Adviser shall furnish, or shall cause to be furnished, to GWL&A and Schwab, a copy of each piece of sales literature or other promotional material in which GWL&A, its separate account(s), any Contract or Schwab is named prior to its use. No such material shall be used until approved by GWL&A and Schwab. GWL&A and Schwab reserve the right to reasonably object to the continued use of any such sales literature or other promotional material in which GWL&A, its separate account(s), or any Contract, or Schwab is named, and no such material shall be used if the Company or Schwab so objects. Notwithstanding anything herein to the contrary, GWL&A and Schwab agree to review any shareholder reports received pursuant to this Section in a timely manner so that the Fund or Adviser, as the case may be, can file and distribute such reports within the timeframe required by applicable law.

         4.4. The Fund and the Adviser shall not give any information or make any representations on behalf of GWL&A or concerning GWL&A, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by GWL&A or interests therein are not registered under the 1933 Act) or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by GWL&A or its designee, except with the permission of GWL&A. GWL&A agrees that the Fund and the Adviser may include in the Fund's proxy materials information about GWL&A and the Account required by applicable law to be included therein.

         4.5. GWL&A, the Fund and the Adviser shall not give any information or make any representations on behalf of or concerning Schwab, or use Schwab's name except with the permission of Schwab.

         4.6. The Fund or its designee will provide to GWL&A and Schwab at least one complete copy of all registration statements, prospectuses, SAIs, proxy materials, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Fund or its shares (collectively, "Fund materials"), contemporaneously with the filing of such document(s) with the SEC or NASD or other regulatory authorities.

         4.7. GWL&A or Schwab or its designee will provide to the Fund at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Contracts, (collectively, "Contract materials") contemporaneously with the filing of such document(s) with the SEC, NASD, or other regulatory authority.

         4.8. For purposes of Articles IV and VIII, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), telephone scripts, educational or training materials or other communications distributed or made generally available to some or all agents or employees, shareholder reports, and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

         4.9. At the request of any Party to this Agreement, each other Party will make available to the other Party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any Party's obligations under this Agreement.

ARTICLE V.        Fees and Expenses

         5.1. The Fund and the Adviser shall pay no fee or other compensation to GWL&A under this Agreement, and GWL&A shall pay no fee or other compensation to the Fund or Adviser under this Agreement, although the Parties hereto will bear certain expenses in accordance with Schedule D hereto, Articles III, V, and other provisions of this Agreement. The Fund shall pay no fee or compensation to any Participating Insurance Company participating in the same class of Designated Portfolio shares as GWL&A except on a uniform basis.

         5.2. Except as otherwise provided in this Agreement, including without limitation Schedule D hereto, each Party shall bear all expenses incident to the performance of its obligations hereunder. Notwithstanding anything herein to the contrary or Adviser shall reimburse Great-West and Schwab for the costs associated with substituting the securities of a registered investment company for the shares of any Designated Portfolio that has discontinued or intends to discontinue the offering of its shares to Contract owners, or that implements, or intends to implement, a fundamental change in investment objective or policy or other change requiring shareholder approval, or with respect to which Great-West or Schwab determines to terminate the Agreement pursuant to Section 10.1(b)-(l) hereof. The costs of such substitution shall include, without limitation, reasonable legal fees for obtaining any required SEC order approving such substitution, and expenses for printing and distributing any prospectus supplement or other disclosure of the substitution or elimination of the Designated Portfolio as an investment vehicle under the Contracts; provided, however, that (a) the Adviser's collective reimbursement obligation under this
Section 5.2 shall not exceed $20,000, and (b) the Adviser shall have no reimbursement obligations under this Section 5.2 if the discontinuance or change is caused by any change in laws, regulations or interpretations of the foregoing that affect a Designated Portfolio.

         5.3. The Fund and the Adviser acknowledge that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolio(s) and the Unaffiliated Funds, and to transfer the Contract's cash value between funds and Designated Portfolios. The Fund and the Adviser agree to cooperate with GWL&A and Schwab in facilitating transfers between Unaffiliated Funds. Without limiting the generality of the foregoing, and consistent with Section 1.5 hereof, the Fund and the Adviser agree to cause each Designated Portfolio to fulfill redemption requests submitted by GWL&A in the same timely manner as it fulfills redemption requests submitted on the same day by other Participating Insurance Companies.

         5.4. Schwab shall provide such recordkeeping, shareholder communication, and other transaction facilitation and processing, and related administrative services, and for such compensation, as the same shall be memorialized in a separate writing between Schwab and the Adviser. The Parties acknowledge and agree that any such administrative services that Schwab provides are not the services of an underwriter or a principal underwriter of the Fund, and that Schwab is not an underwriter for the shares of the Designated Portfolio(s) within the meaning of the 1933 Act or the 1940 Act.


ARTICLE VI.       Diversification and Qualification.
                  ---------------------------------

         6.1. The Fund and the Adviser each represents and warrants that the Fund will at all times sell its shares and invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund and Adviser each represents and warrants that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of this Article VI by the Fund, the Fund and Adviser will take all steps necessary to: (a) notify GWL&A of such breach, and (b) adequately diversify the Fund so as to achieve compliance within the 30-day grace period afforded by Regulation 1.817-5.

         6.2. The Fund and the Adviser each represents and warrants that shares of the Designated Portfolio(s) will be sold only to Participating Insurance Companies and their separate accounts and to Qualified Plans, and that no person has or will purchase shares in any Portfolio for any purpose or under any circumstances that would preclude GWL&A from "looking through" to the investments of each Designated Portfolio in which it invests, pursuant to the "look through" rules found in Treasury Regulation 1.817-5, as amended from time to time. No shares of any Designated Portfolio of the Fund will be sold to the general public.

         6.3. The Fund and the Adviser each represents and warrants that the Fund and each Designated Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, and that each Designated Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

         6.4. The Fund and Adviser each will notify GWL&A and Schwab immediately upon having a reasonable basis for believing that the Fund or any Designated Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

         6.5. Without in any way limiting the effect of Sections 8.3 and 8.4 hereof and without in any way limiting or restricting any other remedies available to GWL&A or Schwab and/or Adviser will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with reasonable and appropriate corrections or responses to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs are to include, but are not limited to, reasonable fees and expenses of legal counsel and other advisors to GWL&A and any federal income taxes or tax penalties and interest thereon (or "toll charges" or exactments or amounts paid in settlement) incurred by GWL&A with respect to itself or its Contract owners in connection with any such failure or anticipated or reasonably foreseeable failure.

         6.6. The Fund shall provide GWL&A or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at the times provided for and substantially in the form attached hereto as Schedule C hereto; provided, however, that providing such reports does not relieve the Fund of its responsibility for such compliance or of its liability for any non-compliance.

         6.7. GWL&A agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of GWL&A or, to GWL&A's knowledge, or any Contract owner that any Designated Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or GWL&A otherwise becomes aware of any facts that could give rise to any claim against the Fund or Adviser as a result of such a failure or alleged failure:

          (a) GWL&A shall promptly notify the Fund and the Adviser of such assertion or potential claim;

         (b) GWL&A shall consult with the Fund and the Adviser as to how to minimize any liability that may arise as a result of such failure or alleged failure;

         (c) GWL&A shall use its best efforts to minimize any liability of the Fund and the Adviser resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

         (d) any written materials to be submitted by GWL&A to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall be provided by GWL&A to the Fund and the Adviser (together with any supporting information or analysis) within at least two (2) business days prior to submission;

         (e) GWL&A shall provide the Fund and the Adviser with such cooperation as the Fund and the Adviser shall reasonably request (including, without limitation, by permitting the Fund and the Adviser to review the relevant books and records of GWL&A) in order to facilitate review by the Fund and the Adviser of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

         (f) GWL&A shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund and the Adviser (i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund and the Adviser, which shall not be unreasonably withheld; provided that, GWL&A shall not be required to appeal any adverse judicial decision unless the Fund and the Adviser shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund and the Adviser shall bear the costs and expenses, including reasonable attorney's fees, incurred by GWL&A in complying with this clause (f).


ARTICLE VII. Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order

         7.1. The Fund represents that the Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. A irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Designated Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform GWL&A if it determines that a material irreconcilable conflict exists and the implications thereof.


         7.2. GWL&A has received a copy of the Mixed and Shared Funding Exemptive Order, and in particular, has reviewed the conditions to the requested relief set forth therein. GWL&A agrees to be bound by the applicable responsibilities of a participating insurance company as set forth in the Mixed and Shared Funding Exemptive Order, including without limitation the requirement that GWL&A report any potential or existing conflicts of which it is aware to the Board. GWL&A will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by GWL&A to inform the Board whenever contract owner voting instructions are to be disregarded and by confirming in writing , at the Fund's request, that GLW&A is unaware of any such potential or existing material irreconcilable conflicts. Such responsibilities shall be carried out by GWL&A with a view only to the interests of its Contract owners.


         7.3. If it is determined by a majority of the Board, or a majority of its members who are not interested persons of the Fund, the Adviser or any sub-adviser to any of the Designated Portfolios (the "Disinterested Members "), that a material irreconcilable conflict exists, and it is a Participating Insurance Company for which a material irreconcilable conflict is relevant, GWL&A and other relevant Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Members), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

         7.4. If GWL&A and/or the Fund and the Adviser reasonably determine that a material irreconcilable conflict arises because of a decision by GWL&A to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, GWL&A may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented. Until such withdrawal and termination is implemented, the Fund and the Adviser shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. No charge or penalty will be imposed as a result of such withdrawal. The responsibility to take such remedial action shall be carried out with a view only to the interest of the Contract owners.

         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to GWL&A conflicts with the majority of other state regulators, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Fund informs GWL&A in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Until such withdrawal and termination is implemented, the Fund shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund, subject to applicable regulatory limitation. The responsibility to take such action shall be carried out with a view only to the interest of the Contract owners.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Disinterested Members shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. GWL&A shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs GWL&A in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Disinterested Members.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies (including GWL&A), as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.      Indemnification

         8.1.     Indemnification By GWL&A

         8.1(a). GWL&A agrees to indemnify and hold harmless the Fund and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of GWL&A) or litigation (including reasonable legal and other expenses) (collectively, a "Loss") to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in any Contract materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund or Adviser for use in the Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by GWL&A or persons under its control) or wrongful conduct of GWL&A or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Fund materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and conformity with information furnished in writing to the Fund by or on behalf of GWL&A; or

          (iv) arises as a result of any failure by GWL&A to perform the obligations, provide the services, and furnish the materials required of it under the terms of this Agreement; or

          (v) arises out of or result from any material breach of any representation and/or warranty made by GWL&A in this Agreement or arises out of or result from any other material breach of this Agreement by GWL&A, including without limitation Section 2.11 and Section 6.7 hereof, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

         8.1(b). GWL&A shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.1(c). GWL&A shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified GWL&A in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify GWL&A of any such claim shall not relieve GWL&A from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that GWL&A has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, GWL&A shall be entitled to participate, at its own expense, in the defense of such action, and unless the Indemnified Parties release GWL&A from any further obligation under this Section 8.1 with respect to such claim(s), GWL&A also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from GWL&A to such Party of GWL&A's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and GWL&A will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.1(d). Each Indemnified Party will promptly notify GWL&A of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.2.     Indemnification by Schwab.
                  -------------------------

         8.2(a). Schwab agrees to indemnify and hold harmless the Fund and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any Loss, to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of Schwab's dissemination of information regarding the Fund that is both (A) materially incorrect and (B) that was neither contained in any Fund materials, nor provided in writing to Schwab, nor approved in writing by or on behalf of the Fund or Adviser; or

          (ii) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in sales literature or other promotional material prepared or approved by Schwab for the Contracts or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund or Adviser, or to Schwab by GWL&A for use in any Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (iii) arises out of or as a result of statements or representations (other than statements or representations contained in materials not supplied by Schwab or persons under its control) or wrongful conduct of Schwab or persons under its control, with respect to the sale or distribution of the Contracts; or

          (iv) arises as a result of any failure by Schwab to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement; or

          (v) arises out of or results from any material breach of any representation and/or warranty made by Schwab in this Agreement or arise out of or result from any other material breach of this Agreement by Schwab;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

         8.2(b). Schwab shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.2(c). Schwab shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Schwab in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Schwab of any such claim shall not relieve Schwab from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that Schwab has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, Schwab shall be entitled to participate, at its own expense, in the defense of such action and unless the Indemnified Parties release Schwab from any further obligation under Section 8.2 with respect to such claim(s), Schwab also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from Schwab to such Party of Schwab's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Schwab will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.2(d). Each Indemnified Party will promptly notify Schwab of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.3.     Indemnification by the Adviser.
                  ------------------------------

         8.3(a). The Adviser agrees to indemnify and hold harmless GWL&A and Schwab and each of their directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund or Adviser, by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Adviser or persons under its control) or wrongful conduct of the Fund or the Adviser or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund or Adviser; or

          (iv) arises as a result of any failure by the Fund or the Adviser to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

          (v) arises out of or results from any material breach of any representation and/or warranty made by the Fund or the Adviser in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund or the Adviser; or

          (vi) arises out of or results from the incorrect or untimely calculation or reporting by the Fund or the Adviser of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Adviser specified in Article VI hereof.

         8.3(b). The Adviser shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.3(c). The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Adviser has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release Adviser from any further obligation under this
Section 8.3 with respect to such claim(s), the Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Adviser to such Party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.3(d). GWL&A and Schwab agree promptly to notify the Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.

         8.4.     Indemnification By the Fund.
                  ---------------------------

         8.4(a). The Fund agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, the Contract owners, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.4) against any Loss to which the Indemnified Parties may be required to pay or become subject under any statute or regulation, at common law or otherwise, insofar as such Loss, is related to the operations of the Fund and:

         (i) arises as a result of any failure by the Fund to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise), to comply with the diversification and other qualification requirements specified in Article VI of this Agreement; or

         (ii) arises out of or results from any material breach of any representation and/or warranty made by the Fund in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund; or

         (iii) arises out of or results from the incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.4(b) and 8.4(c) hereof.

         8.4(b). The Fund shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.4(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Fund has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Fund will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Fund from any further obligation under this Section 8.4 with respect to such claim(s), the Fund shall also be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Fund to such Party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.4(d). GWL&A and Schwab each agree promptly to notify the Fund of the commencement of any litigation or proceeding against itself or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.


ARTICLE IX.       Applicable Law

         This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado, applicable to contracts entirely entered into and performed in Colorado by Colorado residents.

ARTICLE X.        Termination

         10.1.    This Agreement shall terminate:

                  (a) at the option of any Party, with or without cause, with respect to some or all Designated Portfolios, upon six (6) months advance written notice delivered to the other Parties; provided, however, that such notice shall not be given earlier than six (6) months following the date of this Agreement; or

                  (b) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio based upon GWL&A's or Schwab's determination that shares of such Designated Portfolio are not reasonably available to meet the requirements of the Contracts; or

                  (c) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by GWL&A; or

                  (d) at the option of the Fund or Adviser in the event that formal administrative proceedings are instituted against GWL&A or Schwab by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding GWL&A's or Schwab's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund or Adviser, as the case may be, reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A or Schwab to perform its obligations under this Agreement; or

                  (e) at the option of GWL&A or Schwab in the event that formal administrative proceedings are instituted against the Fund or the Adviser by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, if GWL&A or Schwab reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or the Adviser to perform their obligations under this Agreement; or

                  (f) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio fails to meet the requirements and comply with the representations and warranties specified in
                  Article VI hereof; or

                  (g) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a regulated investment company under Subchapter M of the Code or under any successor or similar provision, or if GWL&A or Schwab reasonably believes that the Designated Portfolio will fail to meet such requirements or so qualify; or

                  (h) at the option of either the Fund or the Adviser, if (i) the Fund or Adviser, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that either GWL&A or Schwab has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) the Fund or Adviser notifies GWL&A or Schwab, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by GWL&A or Schwab and any other changes in circumstances since the giving of such a notice, the determination of the Fund or Adviser shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (i) at the option of either GWL&A or Schwab, if (i) GWL&A or Schwab, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that the Fund or Adviser has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) GWL&A or Schwab notifies the Fund or Adviser, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund or Adviser and any other changes in circumstances since the giving of such a notice, the determination of GWL&A or Schwab shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (j) at the option of GWL&A in the event that formal administrative proceedings are instituted against Schwab by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding Schwab's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that GWL&A determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Schwab to perform its obligations related to the Contracts; or

                  (k) at the option of Schwab in the event that formal administrative proceedings are instituted against GWL&A by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding GWL&A's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that Schwab determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A to perform its obligations related to the Contracts; or

                  (l) at the option of any non-defaulting Party hereto in the event of a material breach of this Agreement by any Party hereto (the "defaulting Party") other than as described in 10.1(a)-(k); provided, that the non-defaulting Party gives written notice thereof to the defaulting Party, with copies of such notice to all other non-defaulting Parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting Party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting Party.

         10.2.    Notice Requirement.
                  ------------------

No termination of this Agreement shall be effective unless and until the Party terminating this Agreement gives prior written notice to all other Parties of its intent to terminate, which notice shall set forth the basis for the termination. Furthermore,

         (a) in the event any termination is based upon the provisions of
         Article VII, or the provisions of Section 10.1(a), 10.1(h) or 10.1(i) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the Parties;

         (b) in the event any termination is based upon the provisions of
         Section 10.1(d), 10.1(e), 10.1(j) or 10.1(k) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

         (c) in the event any termination is based upon the provisions of
         Section 10.1(b), 10.1(c) or 10.1(f) or 10.1(g), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the Party sending the notice.

         10.3.    Effect of Termination.
                  ---------------------

Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or GWL&A to meet Section 817(h) of the Code diversification requirements, the Fund and the Adviser shall, at the option of GWL&A or Schwab, continue to make available additional shares of the Designated Portfolio(s) pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments among the Designated Portfolio(s), redeem investments in the Designated Portfolio(s) and/or invest in the Designated Portfolio(s) upon the making of additional purchase payments under the Existing Contracts. The Parties agree that this Section 10.3 shall not apply to any terminations under
Article VII and the effect of such Article VII terminations shall be governed by
Article VII of this Agreement.

         10.4.    Surviving Provisions.
                  --------------------

Notwithstanding any termination of this Agreement, the following provisions shall survive: Article V, Article VII, Article VIII and Section 12.1 of Article
XII. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

         10.5.    Survival of Agreement.
                  ---------------------

A termination by Schwab shall terminate this Agreement only as to Schwab, and this Agreement shall remain in effect as to the other Parties; provided, however, that in the event of a termination by Schwab the other Parties shall have the option to terminate this Agreement upon 60 (sixty) days notice, rather than the six (6) months specified in Section 10.1(a).

ARTICLE XI.       Notices

         Any notice shall be sufficiently given when sent by registered or certified mail by the notifying Party to each other Party entitled to notice at the addresses set forth below or at such other address as a Party may from time to time specify in writing to the other Parties.

If to the Fund:

         Oppenheimer Variable Account Funds
         6801 Tucson Way

         Englewood, CO 80112
         Attn:  Brian W. Wixted, Treasurer


If to GWL&A:

         Great-West Life & Annuity Insurance Company
         8515 East Orchard Road
         Greenwood Village, CO  80111
         Attention: Vice President and Counsel

If to the Adviser:

         OppenheimerFunds, Inc.
         2 World Trade Center
         New York, NY 10048-0669
         Attn:  Andrew J. Donohue, Esq.
         Executive Vice President and General Counsel

If to Schwab:

         Charles Schwab & Co., Inc.
         101 Montgomery Street
         San Francisco, CA  94104
         Attention:   General Counsel


ARTICLE XII.  Miscellaneous

         12.1. Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         12.5. Each Party hereto shall cooperate with each other Party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each Party hereto further agrees to furnish the Colorado Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of GWL&A are being conducted in a manner consistent with the Colorado Variable Annuity Regulations and any other applicable law.

         12.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant Parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

         12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the Parties hereto are entitled to under state and federal laws.

         12.8. This Agreement shall not be assigned by any Party hereto without the prior written consent of all of Parties. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Adviser may transfer or assign its rights, duties, and obligations hereunder or interest herein to any entity owned, directly or indirectly, by Oppenheimer Acquisition Corp. (the Adviser's parent corporation) or to a successor in interest pursuant to a merger, reorganization, stock sale, asset sale or other transaction, without the consent of Schwab or GLW&A, provided (i) that the assignee agrees to assume all the duties, responsibilities and obligations imposed on the Adviser by this Agreement (including, without limitation, the obligations under Adviser's representations and warranties under this Agreement), (ii) the Fund consents to that assignment, (iii) the financial strength of the assignee is equal to or greater than that of the Adviser, (iv) the Adviser remains fully liable for its duties, responsibilities, and obligations hereunder, and (v) the shareholders of the Fund, if required by applicable law, approve the transfer or assignment.

         12.9. Schwab and GWL&A are hereby expressly put on notice of the limitation of liability as set forth in the Declarations of Trust of the Fund and agree that the obligations assumed by each Designated Portfolio pursuant to this Agreement shall be limited in any case to the Designated Portfolio and its assets and neither Schwab nor GWL&A shall seek satisfaction of any such obligation from the shareholders of the Designated Portfolio (solely by reason of their status as such) the Trustees, officers, or agents of the Designated Portfolio, or any of them; provided that nothing herein shall excuse or protect any Trustee or officer against any liability to which such Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or of such officer.

         12.10. The Fund and the Adviser agree that the obligations assumed by GWL&A and Schwab pursuant to this Agreement shall be limited in any case to GWL&A and Schwab and their respective assets and neither the Fund nor Adviser shall seek satisfaction of any such obligation from the shareholders of GWL&A or Schwab, the directors, officers, employees or agents of the GWL&A or Schwab, or any of them, except to the extent permitted under this Agreement.

         12.11. Schedules A through D hereto, as the same may be amended from time to time by mutual written agreement of the Parties, are attached hereto and incorporated herein by reference.

         12.12 This Agreement shall be the sole and only agreement among the Parties regarding the business contemplated hereby, and it supersedes all prior and contemporaneous agreements among the Parties regarding the business contemplated hereby, it being understood and agreed to by the Parties that Schwab and the Adviser shall enter into a separate agreement for the provision of administrative services pursuant to Section 5.4 hereof. This Agreement may not be amended, supplemented, or modified, except as expressly permitted herein, without the written agreement of the Parties.

         IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date specified below.

                           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                           By its authorized officer,

                           By:_/s/ David McDonald___________
                               ------------------
                           Title:
                           Date:

                           OPPENHEIMER VARIABLE ACCOUNT FUNDS

                           By its authorized officer,

                           By:__/S/ Andrew J. Donohue_________
                                ---------------------
                           Title:
                           Date:

                           OPPENHEIMERFUNDS, INC.

                           By its authorized officer,

                           By:__/S/ Andrew J. Donohue        ____
                                -----------------------------
                           Title:
                           Date:

                           CHARLES SCHWAB & CO., INC.

                           By its authorized officer,

                           By:_/S/ Rob Klapper ______________
                               ----------------
                           Title:
                           Date:

                             Schwab Variable Annuity

                                   SCHEDULE A

         Contracts                                          Form Numbers

Great-West Life & Annuity Insurance Company

Individual Variable Annuity Contract                        J444

                                   SCHEDULE B


Designated Portfolios

Oppenheimer Global Securities Fund/VA, a series of Oppenheimer Variable Account Funds [excluding service share class]

                                   SCHEDULE C
                             Reports per Section 6.6

         With regard to the reports relating to the quarterly testing of compliance with the requirements of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report to GWL&A in the Form C1 attached hereto and incorporated herein by reference, regarding the status under such sections of the Code of the Designated Portfolio(s), and if necessary, identification of any remedial action to be taken to remedy non-compliance.

         With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-day period, and (ii) a year-end report will be provided 45 days after the end of the calendar year. However, if a problem with regard to RIC status, as defined below, is identified in the third quarter report, on a weekly basis, starting the first week of December, additional interim reports will be provided specially addressing the problems identified in the third quarter report. If any interim report memorializes the cure of the problem, subsequent interim reports will not be required.

         A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

         (a) Less than ninety percent of gross income is derived from sources of income specified in Section 851(b)(2); (b) Less than fifty percent of the value of total assets consists of assets specified in Section 851(b)(3)(A); and (c) No more than twenty-five percent of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in Section 851(b)(3)(B).

                                    FORM CC1
                            CERTIFICATE OF COMPLIANCE
For the quarter ended:
                       ---------------------------

Oppenheimer Funds, Inc. (investment advisor) for Oppenheimer Variable Account Funds hereby notifies you that, based on internal compliance testing performed as of the end of the calendar quarter ended ________, 20____, the Designated Portfolios were in compliance with all requirements of Section 817(h) and Subchapter M of the Internal Revenue Code (the "Code") and the regulations thereunder as required in the Fund Participation Agreement among Great-West Life & Annuity Insurance Company, Charles Schwab & Co., Inc. and Oppenheimer Funds, Inc., other than the exceptions discussed below:

Exceptions                                                    Remedial Action



         Signed this         day of               ,                .
                     -------        --------------  ---------------

         Oppenheimer Funds, Inc.

(Signature)

                                    By:
                                        ---------------------------------
(Type or Print Name and Title/Position)

                                   SCHEDULE D

                                    EXPENSES

The Fund and/or Adviser, and GWL&A will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below. Costs shall be allocated to reflect the Fund's share of the total costs determined according to the number of pages of the Fund's respective portions of the documents.

------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         Printing Designated         GWL&A                       Fund
                               Portfolio(s)
                               prospectus(es) to be
                               delivered to Contract
                               owners investing in the
                               Fund
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing of Designated      GWL&A                       Adviser
                               Portfolio(s)
                               prospectus(es) to be
                               delivered to prospective
                               investors in the Fund
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A

                               In-force Contract owners

------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------

Product Prospectus             Printing for In-force       GWL&A                       GWL&A
                               Contract owners

------------------------------ --------------------------- --------------------------- ----------------------
                               Printing for Prospective    GWL&A                       Schwab
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A

                               In-force Contract owners

------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         If Required by Fund or      Fund or Adviser             Fund or Adviser
Update & Distribution          Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus Update &    If Required by Fund or      GWL&A                       Fund or Adviser
Distribution                   Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund SAI                Printing                    Fund or Adviser             Fund or Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
Product SAI                    Printing                    GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Proxy Material for Mutual      Printing if proxy           Fund or Adviser             Fund or Adviser
Fund:                          required by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Fund or Adviser
                               labor) if proxy required
                               by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       GWL&A
                               if required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       Schwab
                               if required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Annual &           Printing of combined        GWL&A                       Fund or Adviser
Semi-Annual Report             reports
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A and Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to New     If Required by the Fund     Schwab                      Fund or Adviser
and Prospective clients        or Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        Schwab                      GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to         Distribution (including     GWL&A                       Fund or Adviser
in-force                       labor and printing) if
                               required by the Fund or
                               Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       GWL&A
                               labor and printing)if
                               required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Schwab
                               labor and printing if
                               required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Errors in Share Price          Cost of error to            GWL&A                       Fund or Adviser
calculation pursuant to        participants
Section 1.8
------------------------------ --------------------------- --------------------------- ----------------------
                               Cost of administrative      GWL&A                       Fund or Adviser
                               work to correct error
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Fund         All operations and          Fund Adviser                Fund or Adviser
                               related expenses,
                               including the cost of
                               registration and
                               qualification of  shares,
                               taxes on the issuance or
                               transfer of shares, cost
                               of management of the
                               business affairs of the
                               Fund, and expenses paid
                               or assumed by the Fund
                               pursuant to any Rule
                               12b-1 plan
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Account      Federal registration of     GWL&A                       GWL&A
                               units of separate account
                               (24f-2 fees)
------------------------------ --------------------------- --------------------------- ----------------------

                          FUND PARTICIPATION AGREEMENT


                        PBHG Insurance Series Fund, Inc.

                                TABLE OF CONTENTS


ARTICLE I.               Sale of Fund Shares......................................................................3
ARTICLE II.              Representations and Warranties...........................................................6
ARTICLE III.             Prospectuses and Proxy Statements; Voting................................................8
ARTICLE IV.              Sales Material and Information..........................................................10
ARTICLE V.               Fees and Expenses.......................................................................11
ARTICLE VI.              Diversification and Qualification.......................................................12
ARTICLE VII.             Potential Conflicts and Compliance With
                         Mixed and Shared Funding Exemptive Order ...............................................15
ARTICLE VIII.            Indemnification ........................................................................16
ARTICLE IX.              Applicable Law..........................................................................25
ARTICLE X.               Termination.............................................................................25
ARTICLE XI.              Notices.................................................................................28
ARTICLE XII.             Miscellaneous...........................................................................29
SCHEDULE A               Contracts
SCHEDULE B               Designated Portfolios
SCHEDULE C               Administrative Services
SCHEDULE D               Reports per Section 6.6
SCHEDULE E               Expenses

                             PARTICIPATION AGREEMENT

                                      Among

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                        PBHG INSURANCE SERIES FUND, INC.,

                       PILGRIM BAXTER & ASSOCIATES, LTD.,

                        SEI INVESTMENTS DISTRIBUTION CO.

                                       and

                           CHARLES SCHWAB & CO., INC.



         THIS AGREEMENT, made and entered into as of this ____ day of April, 2001 by and among GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY ("GWL&A"), a Colorado life insurance company, on its own behalf and on behalf of its Separate Account Variable Annuity-1 Series Account (the "Account"); PBHG INSURANCE SERIES FUND, INC., a corporation organized under the laws of Maryland ("Fund"); PILGRIM BAXTER & ASSOCIATES, LTD. ("Adviser"), a corporation organized under the laws of Delaware; SEI Investments Distribution Co., a corporation organized under the laws of Pennsylvania ("Distributor"); and CHARLES SCHWAB & CO., INC., a California corporation ("Schwab") (each a "Party," and collectively, the "Parties").

         WHEREAS, the Fund engages in business as an open-end, management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies, including GWL&A, which have entered into participation agreements with the Fund ("Participating Insurance Companies"); and

         WHEREAS, the shares of the Fund are divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission ("SEC"), dated December 31, 1997 (File No. 10782 ), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans ("Qualified Plans") ("Mixed and Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end, management investment company under the 1940 Act and shares of the Portfolio(s) are registered under the Securities Act of 1933, as amended ("1933 Act"); and

         WHEREAS, the Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, the Distributor is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, ("1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"); and

         WHEREAS, GWL&A has registered interests under certain variable annuity contracts that are supported wholly or partially by the Account under the 1933 Act and that are listed in Schedule A hereto ("Contracts"); and

         WHEREAS, the Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of GWL&A on July 24, 1995, under the insurance laws of the State of Colorado, to set aside and invest assets attributable to the Contracts; and

         WHEREAS, GWL&A has registered the Account as a unit investment trust under the 1940 Act and has registered (or will register prior to sale) the securities deemed to be issued by the Account under the 1933 Act to the extent required; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, GWL&A intends to purchase shares in the Portfolio(s) listed in Schedule B hereto (the "Designated Portfolio(s)"), on behalf of the Account to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Account at net asset value; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Account also intends to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund ("Unaffiliated Funds") on behalf of the Account to fund the Contracts; and

          WHEREAS, Schwab will perform certain services for the Fund in connection with the Contracts;

         NOW, THEREFORE, in consideration of their mutual promises, the Parties agree as follows:

ARTICLE I.        Sale of Fund Shares

         1.1. The Fund agrees to make shares of the Designated Portfolio(s) available for purchase at the applicable net asset value per share by GWL&A and the Account on those days on which the Fund calculates its Designated Portfolio(s)' net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for regular trading. Notwithstanding the foregoing, the Board of Directors of the Fund (hereinafter the "Board") may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of shares of any Designated Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary or in the best interests of the shareholders of such Designated Portfolio.

         1.2. The Fund will not sell shares of the Designated Portfolio(s) to any other Participating Insurance Company separate account unless an agreement containing provisions substantially similar to Sections 2.1, 2.4 and 2.11 of
Article II, Sections 3.4, 3.5 and 3.6 of Article III, Section 5.1 of Article V,
Section 6.5 of Article VI, and Article VII of this Agreement is in effect to govern such sales.

         1.3. The Fund agrees to (a) sell to GWL&A those full and fractional shares of the Designated Portfolio(s) that GWL&A, on behalf of the Account, orders, and (b) redeem for cash, on GWL&A's order, any full or fractional shares of the Fund held by GWL&A, in each case executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Designated Portfolios. For purposes of this Section 1.3, GWL&A shall be the designee of the Fund for receipt of such orders and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order by 8:00 a.m. Eastern time on the next following Business Day or later time permitted by Section 1.6 hereof. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Designated Portfolio calculates its net asset value pursuant to the rules of the SEC. GWL&A shall provide the Fund with net purchase and redemption requests computed in accordance with Section 1.7 hereof. In the event of a discrepancy between any purchase order placed by GWL&A and the corresponding dollar amount wired to the Fund in accordance with Section
1.4 hereof, the Fund shall be entitled to rely on the dollar amount received in determining the appropriate number of shares of the Designated Portfolio(s) to credit to GWL&A and its Account, unless GWL&A and the Fund otherwise agree in writing.

         1.4. In the event of net purchases, GWL&A shall pay for Fund shares by 3:00 p.m. Eastern time on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.3 hereof. Payment shall be in federal funds transmitted to the Fund by wire transfer. Upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of GWL&A and shall become the responsibility of the Fund.

         1.5. In the event of net redemptions, the Fund shall pay and transmit the proceeds of redemptions of Fund shares by 3:00 p.m. Eastern Time on the next Business Day after a redemption order is received in accordance with Section 1.3 hereof. Payment shall be in federal funds transmitted to GWL&A or its designee by wire transfer.

         1.6. The Fund shall make the net asset value per share for each Designated Portfolio available to GWL&A on each Business Day as soon as reasonably practical after the net asset value per share is calculated and shall use all commercially reasonable efforts to make such net asset value per share available by 6:30 p.m. Eastern time. In the event that the Fund is unable to meet the 6:30 p.m. time stated herein, the Fund shall provide additional time for GWL&A to place orders for the purchase and redemption of shares equal to the additional time it takes the Fund to make the net asset value available to GWL&A. However, if net asset values are not available for inclusion in the next business cycle and purchase orders/redemptions are not able to be calculated and available for GWL&A to execute within the time frame identified in Section 1.3 hereof, GWL&A on behalf of the Account, shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct share net asset value.

         1.7. At the end of each Business Day, GWL&A shall use the information described herein to calculate Account unit values for the day. Using these unit values, GWL&A shall process each such Business Day's separate account transactions based on requests and premiums received by it by the close of regular trading on the floor of the New York Stock Exchange (currently 4:00 p.m., Eastern time) to determine the net dollar amount of Fund shares which shall be purchased or redeemed at that day's closing net asset value per share.

1.8. In the event of an error in the computation of a Designated Portfolio's net asset value per share ("NAV") or any dividend or capital gain distribution (each, a "pricing error"), the Adviser or the Fund shall promptly notify GWL&A as soon as possible after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing in accordance with Article XI of this Agreement. A pricing error shall be corrected as follows: (a) if the pricing error results in a difference between the erroneous NAV and the correct NAV of less than $0.01 per share, then no corrective action need be taken; (b) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than $0.01 per share, but less than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Adviser shall reimburse, or cause the person responsible for the error to reimburse, the Designated Portfolio for any loss, after taking into consideration any positive effect of such error; however, no adjustments to Contract owner accounts need be made; and (c) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than 1/2 of 1% of the Designated Portfolio's NAV at the time of the error, then the Adviser shall reimburse the Designated Portfolio for any loss (without taking into consideration any positive effect of such error) and shall reimburse GWL&A for the costs of adjustments made to correct Contract owner accounts in accordance with the provisions of Schedule E hereto. If an adjustment is necessary to correct a material error which has caused Contract owners to receive less than the amount to which they are entitled, the number of shares of the appropriate Designated Portfolio(s) attributable to the accounts of the Contract owners will be adjusted and the Adviser shall credit, or cause the person responsible for the error to credit, the amount of any underpayments to GWL&A for crediting of such amounts to the applicable Contract owners' accounts. . In no event shall Schwab or GWL&A be liable to Contract owners for any such adjustments or underpayment amounts, except to the extent such adjustments or underpayments result from the incorrect transmission of purchase or redemption orders by Schwab or GWL&A (as the case may be). Upon notification by the Adviser of any overpayment due to a material error, GWL&A or Schwab, as the case may be, shall promptly remit to the Fund any overpayment that has not been paid to Contract owners, or, if an existing Contract owner has transferred some or all of such overpayment from the sub-account investing in the relevant Designated Portfolio to another investment alternative available under the Contract, GWL&A shall, to the extent permitted by applicable law, make corrective entries to the account of such existing Contract owner in the amount of the overpayment that was transferred. Schwab or GWL&A may, but are not obligated to, recover overpayments previously distributed to Contract owners. With respect to any existing Contract owner who, because of a material error, may have underpaid for units of interest credited to his/her account, GWL&A shall, to the extent permitted by applicable law, make corrective entries to the account of such existing Contract owner to reduce the number of units overcredited as a result of the material error. A pricing error within categories (b) or (c) above shall be deemed to be "materially incorrect" or constitute a "material error" for purposes of this Agreement. Schwab and GWL&A each agree that neither the Adviser nor the Fund shall be responsible under the foregoing provisions for amounts incorrectly credited or debited to Contract owner accounts as a result of the transmission by Schwab or GWL&A (as the case may be) of erroneous purchase or redemption orders to the Fund. Schwab and/or GWL&A (as the case may be) shall be responsible for correcting any such incorrect entries to Contract owner accounts.

         The standards set forth in this Section 1.8 are based on the Parties' understanding of the views expressed by the staff of the SEC as of the date of this Agreement. In the event the views of the SEC staff are later modified or superseded by SEC or judicial interpretation, the Parties shall amend the foregoing provisions of this Agreement to comport with the appropriate applicable standards, on terms mutually satisfactory to all Parties.

         1.9. The Fund shall furnish same day notice (by electronic process or telephone, followed by written confirmation) to GWL&A of any income, dividends or capital gain distributions payable on the Designated Portfolio(s)' shares. GWL&A hereby elects to receive all such income dividends and capital gain distributions as are payable on the Designated Portfolio shares in additional shares of that Designated Portfolio. GWL&A reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify GWL&A by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

         1.10. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to GWL&A or the Account. Shares ordered from the Fund will be recorded in an appropriate title for the Account or the appropriate sub-account of the Account.

         1.11. The Parties acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other Participating Insurance Companies (subject to Section 1.2 and Article VI hereof) and the cash value of the Contracts may be invested in other investment companies.


ARTICLE II.       Representations and Warranties

         2.1. GWL&A represents and warrants that the securities deemed to be issued by the Account under the Contracts are or will be registered under the 1933 Act or exempt from registration thereunder, and that the Contracts will be issued and sold in compliance in all material respects with all applicable laws, rules, and regulations (collectively, "laws"). GWL&A further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account prior to any issuance or sale of units thereof as a segregated asset account under Section 10-7-401, et. seq. of the Colorado Insurance Law and has registered the Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts and that it will maintain such registration for so long as any Contracts are outstanding as required by applicable law.

         2.2. The Fund and Distributor each represents and warrants that Designated Portfolio(s) shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with all applicable laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act, and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

         2.3. The Fund reserves the right to adopt a plan pursuant to Rule 12b-1 under the 1940 Act and to impose an asset-based or other charge to finance distribution expenses as permitted by applicable law. In any event, the Fund and Adviser agree to comply with applicable provisions and SEC staff interpretations of the 1940 Act to assure that the investment advisory or management fees paid to the Adviser by the Fund are in accordance with the requirements of the 1940 Act. To the extent that the Fund decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have its Board, a majority of whom are not interested persons of the Fund, formulate and approve any plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses.

         2.4. The Fund and Adviser each represents and warrants that it will make all commercially reasonable efforts to ensure that the investment policies, fees and expenses of the Designated Portfolio(s) are and shall at all times remain in compliance with the applicable laws of each state to the extent required to perform this Agreement, unless exempt therefrom. The Fund and Distributor each represents and warrants that it will make every effort to ensure that Designated Portfolio(s) shares will be sold in compliance with the insurance laws of the State of Colorado and all applicable state insurance and securities laws. GWL&A and the Fund will endeavor to mutually cooperate with respect to the implementation of any modifications necessitated by any change in state insurance laws, regulations or interpretations of the foregoing that affect the Designated Portfolio(s) (a "Law Change"), and to keep each other informed of any Law Change that becomes known to either Party. In the event of a Law Change, the Fund agrees that, except in those circumstances where the Fund has advised GWL&A that its Board has determined that implementation of a particular Law Change is not in the best interest of all of the Fund's shareholders and provides GWL&A with an explanation regarding such determination, any action required by a Law Change will be taken.

         2.5. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.

         2.6. The Adviser represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws. The Adviser represents and warrants that management and any other fees paid by the Fund to Adviser or its affiliated persons (within the meaning of the 1940 Act) are legitimate and not excessive, and are derived from agreements that do not breach any fiduciary duty of Adviser to the Fund.

         2.7. The Distributor represents and warrants that it is and shall remain duly qualified and registered under all applicable laws and that it shall perform its obligations for the Fund in compliance in all material respects with all applicable laws.

         2.8. The Fund and the Adviser represent and warrant that all of their respective directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.9. Schwab represents and warrants that it has completed, obtained and performed, in all material respects, all registrations, filings, approvals, and authorizations, consents and examinations required by any government or governmental authority as may be necessary to perform this Agreement. Schwab does and will comply, in all material respects, with all applicable laws in the performance of its obligations under this Agreement.

         2.10. The Fund will provide GWL&A with as much advance notice as is reasonably practicable of any material change affecting the Designated Portfolio(s) (including, but not limited to, any material change in the registration statement or prospectus affecting the Designated Portfolio(s)) and any proxy solicitation affecting the Designated Portfolio(s) and will consult with GWL&A in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectus for the Contracts to the extent practicable. The Fund agrees to share equitably in expenses incurred by GWL&A as a result of actions taken by the Fund, consistent with the allocation of expenses contained in Schedule E hereto.

         2.11. GWL&A represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended ("the Code"), that the Contracts are currently and at the time of issuance will be treated as annuity contracts under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify Schwab, the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, GWL&A represents and warrants that the Account is a "segregated asset account" and that interests in the Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under
Section 817 of the Code and the regulations thereunder. GWL&A will use every effort to continue to meet such definitional requirements, and it will notify Schwab, the Fund, the Distributor and the Adviser immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future. GWL&A represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.


ARTICLE III.      Prospectuses and Proxy Statements; Voting

         3.1. At least annually, the Adviser or Distributor shall provide GWL&A and Schwab with as many printed copies of the current prospectus for each Designated Portfolio as GWL&A and Schwab may reasonably request for distribution to Contract owners. If requested by GWL&A or Schwab in lieu thereof, the Fund, Distributor or Adviser shall provide such documentation (including a camera-ready copy of each Designated Portfolio's current prospectus as set in type, a diskette containing such documents in the form sent to the financial printer, or an electronic copy of the documents in a format suitable for posting on an Internet website, all as GWL&A and Schwab may reasonably request) and such other assistance as is reasonably necessary in order for GWL&A and Schwab once each year (or more frequently if the prospectuses for the Designated Portfolio(s) are amended) to have the prospectus for the Contracts and the Fund's prospectus for the Designated Portfolio(s) printed together in a single document or posted on a website maintained by or for GWL&A or Schwab. The Fund, Distributor, and Adviser agree that the prospectus for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law. Expenses associated with providing such documentation shall be allocated in accordance with Schedule E hereto.

         3.2. If applicable laws require that the Statement of Additional Information ("SAI") for the Fund be distributed to all Contract owners, then the Fund, Distributor and/or the Adviser, as appropriate, shall provide GWL&A with copies of the Fund's SAI for the Designated Portfolio(s) in such quantities, with expenses to be borne in accordance with Schedule E hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund, Distributor or Adviser shall provide an electronic copy of the Fund SAI in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund, Distributor and/or the Adviser, as appropriate, shall also provide SAIs to any Contract owner or prospective owner who requests such SAI from the Fund (although it is anticipated that such requests will be made to GWL&A or Schwab).

         3.3. The Fund, Distributor and/or Adviser shall provide GWL&A and Schwab with copies of the Fund's proxy material, reports to stockholders and other communications to stockholders for the Designated Portfolio(s) in such quantity, with expenses to be borne in accordance with Schedule E hereto, as GWL&A may reasonably require to permit timely distribution thereof to Contract owners. If requested by GWL&A or Schwab, the Fund, Distributor or Adviser shall provide an electronic copy of such documentation in a format suitable for posting on an Internet website maintained by or on behalf of GWL&A and/or Schwab. The Fund, Distributor, and Adviser agree that the foregoing materials for the Designated Portfolio(s) will describe only the Designated Portfolio(s) and will not name or describe any other Portfolios or series that may be in the Fund unless required by law.

         3.4.     If and to the extent required by law GWL&A shall:

                  (i)      solicit voting instructions from Contract owners;
                  (ii) vote the Designated Portfolio(s) shares held in the Account in accordance with instructions received from Contract owners; and
                  (iii) vote Designated Portfolio shares held in the Account for which no instructions have been received in the same proportion as Designated Portfolio(s) shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. GWL&A reserves the right to vote Fund shares held in its general account and in any segregated asset account in its own right, to the extent permitted by law.

         3.5. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in a Designated Portfolio calculates voting privileges in a manner consistent with the standards set forth in the Mixed and Shared Funding Exemptive Order, provided however, that the Fund shall provide GWL&A and each Participating Insurance Company with a written copy of such standards and such other assistance as may be necessary to facilitate coordination between GWL&A and other Participating Insurance Companies in complying with such standards and provided further that GWL&A shall be free to vote Designated Portfolio shares attributable to the Account in any manner permitted by applicable law, to the extent the Mixed and Shared Funding Order is superseded by SEC or administrative practice (including no-action relief).

         3.6. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with
Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.       Sales Material and Information

         4.1. GWL&A and Schwab shall furnish, or shall cause to be furnished, to the Fund or its designee, a copy of each piece of sales literature or other promotional material that GWL&A or Schwab, respectively, develops or proposes to use and in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers, or the Distributor is named in connection with the Contracts, at least ten (10) Business Days prior to its use. No such material shall be used if the Fund or the Distributor objects to such use within five (5) Business Days after receipt of such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof), its Adviser, any of its sub-advisers, or the Distributor is named and no such material shall be used if the Fund or its designee so objects.

         4.2. GWL&A and Schwab shall not give any information or make any representations or statements on behalf of the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement, prospectus or SAI for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund, Distributor or Adviser, except with the permission of the Fund, Distributor or Adviser.

         4.3. The Fund, Distributor, or the Adviser shall furnish, or shall cause to be furnished, to GWL&A and Schwab, a copy of each piece of sales literature or other promotional material in which GWL&A, its separate account(s), any Contract or Schwab is named prior to its use. No such material shall be used until approved by GWL&A and Schwab. GWL&A and Schwab reserve the right to reasonably object to the continued use of any such sales literature or other promotional material in which GWL&A, its separate account(s), or any Contract, or Schwab is named, and no such material shall be used if the Company or Schwab so objects.

         4.4. The Fund, the Distributor and the Adviser shall not give any information or make any representations on behalf of GWL&A or concerning GWL&A, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus (which shall include an offering memorandum, if any, if the Contracts issued by GWL&A or interests therein are not registered under the 1933 Act) or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by GWL&A or its designee, except with the permission of GWL&A.

         4.5. GWL&A, the Fund, the Distributor, and the Adviser shall not give any information or make any representations on behalf of or concerning Schwab, or use Schwab's name except with the permission of Schwab.

         4.6. The Fund or its designee will provide to GWL&A and Schwab at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Fund or its shares (collectively, "Fund materials"), contemporaneously with the filing of such document(s) with the SEC or NASD or other regulatory authorities.

         4.7. GWL&A or Schwab or its designee will provide to the Fund at least one complete copy of all registration statements, prospectuses, SAIs, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments or supplements to any of the above, that relate to the Contracts, (collectively, "Contract materials") contemporaneously with the filing of such document(s) with the SEC, NASD, or other regulatory authority.

         4.8. For purposes of Articles IV and VIII, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, shareholder reports, proxy materials (including solicitations for voting instructions), and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

         4.9. At the request of any Party to this Agreement, each other Party will make available to the other Party's independent auditors and/or representative of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any Party's obligations under this Agreement.


ARTICLE V.        Fees and Expenses

         5.1. The Fund, Distributor and the Adviser shall pay no fee or other compensation to GWL&A under this Agreement, and GWL&A shall pay no fee or other compensation to the Fund, Distributor or Adviser under this Agreement, although the Parties hereto will bear certain expenses in accordance with Schedule E hereto, Articles III, V, and other provisions of this Agreement.

         5.2. Except as otherwise provided in this Agreement, including without limitation Schedule E hereto, each Party shall bear all expenses incident to the performance of its obligations hereunder. Notwithstanding anything herein to the contrary, Adviser shall reimburse Great-West and Schwab for the costs associated with substituting the securities of a registered investment company for the shares of any Designated Portfolio that has discontinued or intends to discontinue the offering of its shares to existing or prospective Contract owners, or with respect to which Great-West or Schwab determines to terminate the Agreement pursuant to Sections 10.1(c), (e)(but only upon final adjudication of the relevant proceeding), (f), (g), and (l) hereof. The costs of such substitution shall include, without limitation, reasonable legal fees for obtaining any required SEC order approving such substitution, and expenses for printing and distributing any prospectus supplement or other disclosure of the substitution or elimination of the Designated Portfolio as an investment vehicle under the Contracts.

         5.3. The Fund, the Distributor and the Adviser acknowledge that a principal feature of the Contracts is the Contract owner's ability to choose from a number of unaffiliated mutual funds (and portfolios or series thereof), including the Designated Portfolio(s) and the Unaffiliated Funds, and to transfer the Contract's cash value between funds and Designated Portfolios. The Fund, the Distributor and the Adviser agree to reasonably cooperate with GWL&A and Schwab in facilitating the operation of the Account and the Contracts as described in the prospectus for the Contracts, including but not limited to reasonable cooperation in facilitating transfers between Unaffiliated Funds.

         5.4. Schwab agrees to provide certain administrative services, specified in Schedule C hereto, in connection with the arrangements contemplated by this Agreement. The Parties acknowledge and agree that the services referred to in this Section 5.4 are recordkeeping, shareholder communication, and other transaction facilitation and processing, and related administrative services only and are not the services of an underwriter or a principal underwriter of the Fund, and that Schwab is not an underwriter for the shares of the Designated Portfolio(s) within the meaning of the 1933 Act or the 1940 Act.

         5.5. As compensation for the services specified in Schedule C hereto, the Fund and/or Adviser agrees to pay Schwab a monthly Administrative Service Fee based on the percentage per annum on Schedule C hereto applied to the average daily value of the shares of the Designated Portfolio(s) held in the Account with respect to Contracts sold by Schwab. This monthly Administrative Service Fee is due and payable within fifteen (15) days of receipt by Fund and/or Adviser of Schwab's invoice relating thereto.


ARTICLE VI.       Diversification and Qualification.
                  ---------------------------------

         6.1. The Fund and the Adviser each represents and warrants that the Fund will at all times invest its assets in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. The Fund represents and warrants that the Fund will at all times sell its shares in such a manner as to ensure that the Contracts will be treated as annuity contracts under the Code, and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund, and Adviser each represents and warrants that the Fund and each Designated Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of this Article VI by the Fund, the Fund, Distributor, and Adviser will take all steps necessary to: (a) notify GWL&A of such breach, and
(b) in the case of the Fund and the Adviser, adequately diversify the Fund so as to achieve compliance within the 30-day grace period afforded by Regulation 1.817-5.

         6.2. The Fund, the Distributor and the Adviser each represents and warrants that shares of the Designated Portfolio(s) will be sold only to Participating Insurance Companies, their separate accounts, Qualified Plans, and any other eligible person, provided that the purchase of Fund shares by any such persons would not preclude GWL&A from "looking through" to the investments of each Designated Portfolio in which it invests, pursuant to the "look through" rules found in Treasury Regulation 1.817-5. No shares of any Designated Portfolio of the Fund will be sold to the general public.

         6.3. The Fund and the Adviser each represents and warrants that the Fund and each Designated Portfolio is currently qualified as a "regulated investment company" under Subchapter M of the Code, and that each Designated Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

         6.4. The Fund and Adviser each will notify GWL&A and Schwab immediately upon having a reasonable basis for believing that the Fund or any Designated Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

         6.5. Without in any way limiting the effect of Sections 8.3, 8.4 and
8.5 hereof and without in any way limiting or restricting any other remedies available to GWL&A or Schwab, the Distributor and/or Adviser (as applicable to the Party responsible), will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Designated Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with reasonable and appropriate corrections or responses to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(b) of the 1940 Act); such costs are to include, but are not limited to, reasonable fees and expenses of legal counsel and other advisors to GWL&A and any federal income taxes or tax penalties and interest thereon (or "toll charges" or exactments or amounts paid in settlement) incurred by GWL&A with respect to itself or its Contract owners in connection with any such failure or anticipated or reasonably foreseeable failure.

         6.6. The Fund shall provide GWL&A or its designee with reports certifying compliance with the aforesaid Section 817(h) diversification and Subchapter M qualification requirements, at the times provided for and substantially in the form attached hereto as Schedule D hereto; provided, however, that providing such reports does not relieve the Fund of its responsibility for such compliance or of its liability for any non-compliance.

         6.7. GWL&A agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of GWL&A or, to GWL&A's knowledge, or any Contract owner that any Designated Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or GWL&A otherwise becomes aware of any facts that could give rise to any claim against the Fund, Distributor or Adviser as a result of such a failure or alleged failure:

          (a) GWL&A shall promptly notify the Fund, the Distributor and the Adviser of such assertion or potential claim;

         (b) GWL&A shall consult with the Fund, the Distributor and the Adviser as to how to minimize any liability that may arise as a result of such failure or alleged failure;

         (c) GWL&A shall use its best efforts to minimize any liability of the Fund, the Distributor and the Adviser resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

         (d) any written materials to be submitted by GWL&A to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations, Section 1.817-5(a)(2)) shall be provided by GWL&A to the Fund, the Distributor and the Adviser (together with any supporting information or analysis) within at least two (2) business days prior to submission;

         (e) GWL&A shall provide the Fund, the Distributor and the Adviser with such cooperation as the Fund, the Distributor and the Adviser shall reasonably request (including, without limitation, by permitting the Fund, the Distributor and the Adviser to review the relevant books and records of GWL&A) in order to facilitate review by the Fund, the Distributor and the Adviser of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

         (f) GWL&A shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund, the Distributor and the Adviser (i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund, the Distributor and the Adviser, which shall not be unreasonably withheld; provided that, GWL&A shall not be required to appeal any adverse judicial decision unless the Fund and the Adviser shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund, the Distributor and the Adviser shall bear the costs and expenses, including reasonable attorney's fees, incurred by GWL&A in complying with this clause (f).

ARTICLE VII. Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order

         7.1. The Fund represents that the Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Designated Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform GWL&A if it determines that a material irreconcilable conflict exists and the implications thereof.

         7.2. GWL&A will report any potential or existing conflicts of which it is aware to the Board. GWL&A will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by GWL&A to inform the Board whenever contract owner voting instructions are to be disregarded. Such responsibilities shall be carried out by GWL&A with a view only to the interests of its Contract owners.

         7.3. If it is determined by a majority of the Board, or a majority of its members who are not interested persons of the Fund, the Distributor, the Adviser or any sub-adviser to any of the Designated Portfolios (the "Disinterested Members "), that a material irreconcilable conflict exists, and it is a Participating Insurance Company for which a material irreconcilable conflict is relevant, GWL&A and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Disinterested Members), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including:
(1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Designated Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and
(2) establishing a new registered management investment company or managed separate account.

         7.4. If a material irreconcilable conflict arises because of a decision by GWL&A to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, GWL&A may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund, the Distributor and the Adviser shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. No charge or penalty will be imposed as a result of such withdrawal. The responsibility to take such remedial action shall be carried out with a view only to the interest of the Contract owners.

         7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to GWL&A conflicts with the majority of other state regulators, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs GWL&A in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Disinterested Members. Until the end of the foregoing six month period, the Fund and the Distributor shall continue to accept and implement orders by GWL&A for the purchase (and redemption) of shares of the Fund. The responsibility to take such action shall be carried out with a view only to the interest of the Contract owners.

         7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the Disinterested Members shall determine whether any proposed action adequately remedies any material irreconcilable conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. GWL&A shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, then GWL&A will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs GWL&A in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Disinterested Members.

         7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.      Indemnification

         8.1.     Indemnification By GWL&A

         8.1(a). GWL&A agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of GWL&A) or litigation (including reasonable legal and other expenses) (collectively, a "Loss") to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in any Contract materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of such Indemnified Party for use in the Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by GWL&A or persons under its control) or wrongful conduct of GWL&A or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Fund materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon and conformity with information furnished in writing to the Fund by or on behalf of GWL&A; or

          (iv) arises as a result of any failure by GWL&A to perform the obligations, provide the services, and furnish the materials required of it under the terms of this Agreement; or

          (v) arises out of or result from any material breach of any representation and/or warranty made by GWL&A in this Agreement or arises out of or result from any other material breach of this Agreement by GWL&A, including without limitation Section 2.11 and Section 6.7 hereof, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

         8.1(b). GWL&A shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.1(c). GWL&A shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified GWL&A in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify GWL&A of any such claim shall not relieve GWL&A from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that GWL&A has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, GWL&A shall be entitled to participate, at its own expense, in the defense of such action, and unless the Indemnified Parties release GWL&A from any further obligation under this Section 8.1 with respect to such claim(s), GWL&A also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from GWL&A to such Party of GWL&A's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and GWL&A will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.1(d). Each Indemnified Party will promptly notify GWL&A of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.2.     Indemnification by Schwab.
                  -------------------------

         8.2(a). Schwab agrees to indemnify and hold harmless the Fund, the Distributor and the Adviser and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, Distributor or Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any Loss, to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of Schwab's dissemination of information regarding the Fund that is both (A) materially incorrect and (B) that was neither contained in any Fund material, nor provided in writing to Schwab, nor approved in writing by or on behalf of such Indemnified Party; or

          (ii) arises out of or is based upon any untrue statements or alleged untrue statements of any material fact contained in sales literature or other promotional material prepared or approved by Schwab for the Contracts or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of such Indemnified Party, or to Schwab by GWL&A for use in any Contract materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (iii) arises out of or as a result of statements or representations (other than statements or representations contained in materials not supplied by Schwab or persons under its control) or wrongful conduct of Schwab or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iv) arises as a result of any failure by Schwab to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement; or

          (v) arises out of or results from any material breach of any representation and/or warranty made by Schwab in this Agreement or arise out of or result from any other material breach of this Agreement by Schwab;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

         8.2(b). Schwab shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.2(c). Schwab shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified Schwab in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify Schwab of any such claim shall not relieve Schwab from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that Schwab has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, Schwab shall be entitled to participate, at its own expense, in the defense of such action and unless the Indemnified Parties release Schwab from any further obligation under Section 8.2 with respect to such claim(s), Schwab also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from Schwab to such Party of Schwab's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and Schwab will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.2(d). Each Indemnified Party will promptly notify Schwab of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund shares or the Contracts or the operation of the Fund.

         8.3.     Indemnification by the Adviser.
                  ------------------------------

         8.3(a). The Adviser agrees to indemnify and hold harmless GWL&A and Schwab and each of their directors and officers, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser, by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Adviser or persons under its control) or wrongful conduct of the Adviser or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Adviser; or

          (iv) arises as a result of any failure by the Adviser to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

          (v) arises out of or results from any material breach of any representation and/or warranty made by the Adviser in this Agreement or arises out of or result from any other material breach of this Agreement by the Adviser; or

          (vi) arises out of or results from the incorrect or untimely calculation or reporting by the Adviser of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Adviser specified in Article VI hereof.

         8.3(b). The Adviser shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.3(c). The Adviser shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Adviser in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Adviser of any such claim shall not relieve the Adviser from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Adviser has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Adviser will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release Adviser from any further obligation under this
Section 8.3 with respect to such claim(s), the Adviser also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Adviser to such Party of the Adviser's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Adviser will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.3(d). GWL&A and Schwab agree promptly to notify the Adviser of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.


         8.4.     Indemnification By the Fund.
                  ---------------------------

         8.4(a). The Fund agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.4) against any Loss to which the Indemnified Parties may be required to pay or become subject under any statute or regulation, at common law or otherwise, insofar as such Loss, is related to the operations of the Fund and:

         (i) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Fund or persons under its control) or wrongful conduct of the Fund or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

         (ii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Fund; or

         (iii) arises as a result of any failure by the Fund to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

         (iv) arises out of or results from any material breach of any representation and/or warranty made by the Fund in this Agreement or arises out of or result from any other material breach of this Agreement by the Fund; or

         (vi) arises out of or results from the incorrect or untimely calculation or reporting of the daily net asset value per share or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.4(b) and 8.4(c) hereof.

         8.4(b). The Fund shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.4(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve it from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Fund has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Fund will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Fund from any further obligation under this Section 8.4 with respect to such claim(s), the Fund shall also be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Fund to such Party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.4(d). GWL&A and Schwab each agree promptly to notify the Fund of the commencement of any litigation or proceeding against itself or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

         8.5.     Indemnification by the Distributor.
                  ----------------------------------

         8.5(a). The Distributor agrees to indemnify and hold harmless GWL&A and Schwab and each of their respective directors and officers, and each person, if any, who controls GWL&A or Schwab within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.5) against any Loss to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such Loss is related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in Fund materials, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Fund, Distributor or Adviser by or on behalf of GWL&A or Schwab for use in the Fund materials or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arises out of or as a result of statements or representations (other than statements or representations contained in Fund materials not supplied by the Distributor or persons under its control) or wrongful conduct of the Distributor or persons under its control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arises out of any untrue statement or alleged untrue statement of a material fact contained in any Contract materials, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to GWL&A or Schwab by or on behalf of the Distributor; or

          (iv) arises as a result of any failure by the Distributor to perform the obligations, provide the services and furnish the materials required of it under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the requirements of Sections 6.1 and 6.2 hereof applicable to the Distributor with respect to sales of Fund shares); or

          (v) arises out of or result from any material breach of any representation and/or warranty made by the Distributor in this Agreement or arises out of or results from any other material breach of this Agreement by the Distributor.

as limited by and in accordance with the provisions of Sections 8.5(b) and 8.5(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Distributor specified in Article VI hereof.

         8.5(b). The Distributor shall not be liable under this indemnification provision with respect to any Loss to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

         8.5(c) The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Distributor in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Distributor of any such claim shall not relieve the Distributor from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Distributor has been prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Distributor will be entitled to participate, at its own expense, in the defense thereof and unless the Indemnified Parties release the Distributor from any further obligation under this Section 8.5 with respect to such claim(s), the Distributor also shall be entitled to assume the defense thereof, with counsel satisfactory to the Party named in the action. After notice from the Distributor to such Party of the Distributor's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Distributor will not be liable to such Party under this Agreement for any legal or other expenses subsequently incurred by such Party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.5(d) GWL&A and Schwab agree to promptly notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.



ARTICLE IX.       Applicable Law

         This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado, applicable to contracts entirely entered into and performed in Colorado by Colorado residents.


ARTICLE X.        Termination

         10.1.    This Agreement shall terminate:

                  (a) at the option of any Party, with or without cause, with respect to some or all Designated Portfolios, upon six (6) months advance written notice delivered to the other Parties; provided, however, that such notice shall not be given earlier than six (6) months following the date of this Agreement; or

                  (b) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio based upon GWL&A's or Schwab's determination that shares of such Designated Portfolio are not reasonably available to meet the requirements of the Contracts; or

                  (c) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event any of the Designated Portfolio's shares are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by GWL&A; or

                  (d) at the option of the Fund, Distributor or Adviser in the event that formal administrative proceedings are instituted against GWL&A or Schwab by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding GWL&A's or Schwab's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund, Distributor or Adviser, as the case may be, reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A or Schwab to perform its obligations under this Agreement; or

                  (e) at the option of GWL&A or Schwab in the event that formal administrative proceedings are instituted against the Fund, the Distributor or the Adviser by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, if GWL&A or Schwab reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund, the Distributor or the Adviser to perform their obligations under this Agreement; or

                  (f) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio fails to meet the requirements and comply with the representations and warranties specified in
                  Article VI hereof; or

                  (g) at the option of GWL&A or Schwab by written notice to the other Parties with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a regulated investment company under Subchapter M of the Code or under any successor or similar provision, or if GWL&A or Schwab reasonably believes that the Designated Portfolio will fail to meet such requirements or so qualify; or

                  (h) at the option of either the Fund, the Distributor or the Adviser, if (i) the Fund, Distributor or Adviser, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that either GWL&A or Schwab has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) the Fund, Distributor or Adviser notifies GWL&A or Schwab, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by GWL&A or Schwab and any other changes in circumstances since the giving of such a notice, the determination of the Fund, Distributor or Adviser shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (i) at the option of either GWL&A or Schwab, if (i) GWL&A or Schwab, respectively, shall determine, in its sole judgment reasonably exercised in good faith, that the Fund, Distributor or Adviser has suffered a material adverse change in its business or financial condition or is the subject of material adverse publicity, (ii) GWL&A or Schwab notifies the Fund, Distributor or Adviser, as appropriate, of that determination and its intent to terminate this Agreement, and (iii) after considering the actions taken by the Fund, Distributor or Adviser and any other changes in circumstances since the giving of such a notice, the determination of GWL&A or Schwab shall continue to apply on the sixtieth (60th) day following the giving of that notice, which sixtieth day shall be the effective date of termination; or

                  (j) at the option of GWL&A in the event that formal administrative proceedings are instituted against Schwab by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding Schwab's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that GWL&A determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of Schwab to perform its obligations related to the Contracts; or

                  (k) at the option of Schwab in the event that formal administrative proceedings are instituted against GWL&A by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding GWL&A's duties under this Agreement or related to the sale of the Fund's shares or the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that Schwab determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of GWL&A to perform its obligations related to the Contracts; or

                  (l) at the option of any non-defaulting Party hereto in the event of a material breach of this Agreement by any Party hereto (the "defaulting Party") other than as described in 10.1(a)-(k); provided, that the non-defaulting Party gives written notice thereof to the defaulting Party, with copies of such notice to all other non-defaulting Parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting Party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting Party.

                  (m) solely with respect to the Distributor in the event the Distributor ceases to be the principal underwriter for the Fund.


         10.2.    Notice Requirement.
                  ------------------

No termination of this Agreement shall be effective unless and until the Party terminating this Agreement gives prior written notice to all other Parties of its intent to terminate, which notice shall set forth the basis for the termination. Furthermore,

         (a) in the event any termination is based upon the provisions of
         Article VII, or the provisions of Section 10.1(a), 10.1(h) or 10.1(i) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the Parties;

         (b) in the event any termination is based upon the provisions of
         Section 10.1(d), 10.1(e), 10.1(j) or 10.1(k) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

         (c) in the event any termination is based upon the provisions of
         Section 10.1(b), 10.1(c), 10.1(f), 10.1(g) or 10.1(m), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the Party sending the notice.

         10.3.    Effect of Termination.
                  ---------------------

Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or GWL&A to meet Section 817(h) of the Code diversification requirements, the Fund, the Distributor and the Adviser shall, at the option of GWL&A or Schwab, continue to make available additional shares of the Designated Portfolio(s) pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments among the Designated Portfolio(s), redeem investments in the Designated Portfolio(s) and/or invest in the Designated Portfolio(s) upon the making of additional purchase payments under the Existing Contracts. The Parties agree that this Section 10.3 shall not apply to any terminations under
Article VII and the effect of such Article VII terminations shall be governed by
Article VII of this Agreement.


         10.4.    Surviving Provisions.
                  --------------------

Notwithstanding any termination of this Agreement, the following provisions shall survive: Article V, Article VIII and Section 12.1 of Article XII. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.


         10.5.    Survival of Agreement.
                  ---------------------

A termination by Schwab shall terminate this Agreement only as to Schwab, and this Agreement shall remain in effect as to the other Parties; provided, however, that in the event of a termination by Schwab the other Parties shall have the option to terminate this Agreement upon sixty (60)days notice, rather than the six (6) months specified in Section 10.1(a).



ARTICLE XI.       Notices

         Any notice shall be sufficiently given when sent by registered or certified mail by the notifying Party to each other Party entitled to notice at the addresses set forth below or at such other address as a Party may from time to time specify in writing to the other Parties.

If to the Fund:

         PBHG Insurance Series Fund, Inc.
         1400 Liberty Ridge Drive
         Wayne, PA 19087

         Attention:  Mr. Brian F. Bereznak
         With a copy to:  John M. Zerr, Esq.

If to GWL&A:

         Great-West Life & Annuity Insurance Company
         8515 East Orchard Road
         Greenwood Village, CO  80111
         Attention: Vice President and Counsel

If to the Adviser:
         Pilgrim Baxter & Associates, Ltd.
         1400 Liberty Ridge Drive
         Wayne, PA 19087

         Attention:  Mr. Eric C. Schneider
         With a copy to :  John M. Zerr, Esq.

If to the Distributor:

         SEI Investments Distribution Co.
         One Freedom Valley Drive
         Oaks, PA 19456
         Attention:  General Counsel


If to Schwab:

         Charles Schwab & Co., Inc.
         101 Montgomery Street
         San Francisco, CA  94104
         Attention:   General Counsel


ARTICLE XII.  Miscellaneous

         12.1. Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         12.5. Each Party hereto shall cooperate with each other Party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each Party hereto further agrees to furnish the Colorado Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of GWL&A are being conducted in a manner consistent with the Colorado Variable Annuity Regulations and any other applicable law.

         12.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant Parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

         12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the Parties hereto are entitled to under state and federal laws.

         12.8. Except as provided in this paragraph, this Agreement or any of the rights and obligations hereunder may not be assigned by any Party without the prior written consent of all Parties hereto. The Fund may assign its rights and obligations hereunder to a successor registered investment company formed for the specific purpose of redomesticating the Fund to a new jurisdiction ("New Fund"), provided the New Fund succeeds to the Fund's existing registration statements under the federal securities laws, and provided further, that Schwab or GWL&A, each in its sole discretion, may immediately terminate this Agreement if, in connection with such redomestication, the Fund or any Designated Portfolio materially changes its name or there is any material diminution in the rights or protections afforded shareholders of the Fund (unless the same have been disclosed to and approved by vote of the Fund's shareholders,


         12.9. Each Party agrees that the obligations assumed by each other Party pursuant to this Agreement shall be limited in any case to that other Party and its assets and agrees not to seek satisfaction of any such obligation from the shareholders of the other Party, the directors, officers, employees or agents of the other Party, or any of them, except to the extent permitted under this Agreement.

         12.10. Schedules A through E hereto, as the same may be amended from time to time by mutual written agreement of the Parties, are attached hereto and incorporated herein by reference.

         12.11 This Agreement shall be the sole and only agreement among the Parties regarding the business contemplated hereby, and it supersedes all prior and contemporaneous agreements among the Parties regarding the business contemplated hereby. This Agreement may not be amended, supplemented, or modified, except as expressly permitted herein, without the written agreement of the Parties.

         IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of the date specified below.

                           GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

                           By its authorized officer,

                           By:_/s/ David McDonald___________
                               ------------------
                           Title:
                           Date:

                           PBHG INSURANCE SERIES FUND, INC.

                           By its authorized officer,

                           By:__/S/ Lee T. Cummings __________
                                --------------------
                           Title:
                           Date:

                           PILGRIM BAXTER & ASSOCIATES, LTD.

                           By its authorized officer,

                           By:_/S/ Eric C. Schneider ___________
                               ----------------------
                           Title:
                           Date:

                           SEI INVESTMENTS DISTRIBUTION CO.

                           By its authorized officer,

                           By:_/S/ Timothy D. Barto ___________
                               ---------------------
                           Title:
                           Date:

                           CHARLES SCHWAB & CO., INC.

                           By its authorized officer,

                           By:_/S/ Rob Klapper  ______________
                               -----------------
                           Title:
                           Date:

                             Schwab Variable Annuity

                                   SCHEDULE A

         Contracts                                     Form Numbers

Great-West Life & Annuity Insurance Company

Individual Variable Annuity Contract                   J444

                                   SCHEDULE B


Designated Portfolios

PBHG Large Cap Growth Portfolio

                                   SCHEDULE C

                             Administrative Services

To be performed by Charles Schwab & Co., Inc.


A. Schwab will provide, or cause to be provided, the properly registered and licensed personnel and systems needed for all customer servicing and support - for both Fund and Contract information and questions - including the following:

o        respond to Contract owner inquiries
o        mail Fund and Contract prospectus to prospects
o        entry of initial and subsequent orders
o        transfer of cash to GWL&A and/or Fund
o explanations of Designated Portfolio objectives and characteristics o entry of transfers between Unaffiliated Funds, including the Designated Portfolios o Contract balance and allocation inquiries o communicate all purchase, withdrawal, and exchange orders received from Contract owners to GWL&A which will transmit orders to Funds
o train call center representatives to explain Designated Portfolio objectives, Morningstar categories, Designated Portfolio selection data and differences between publicly traded funds and the Designated Portfolios
o        provide performance data and fund prices
o shareholder services including researching trades, resolving trade disputes, etc.
o coordinate the writing, printing and distribution of semi-annual and annual reports to Contract owners investing in the Designated Portfolios
o create and update Designated Portfolio profiles and other shareholder communications o establish scheduled account rebalances o web trading and account servicing o touch-tone telephone trading and account servicing o establish dollar cost averaging o communications to Contract owners related to product changes, including but not limited to changes in the available Designated Portfolios

B. For the services, Schwab shall receive a fee of _____ per annum applied to the average daily value of the shares of the Designated Portfolios held by Schwab's customers, payable by the Adviser (for which the Adviser may be reimbursed or compensated in whole or in part by the Fund as may be approved by the Board of Directors of the Fund) directly to Schwab, such payments being due and payable within 15 (fifteen) days of receipt by Fund and/or Adviser of Schwab's invoice relating thereto.

C. The Fund will calculate and Schwab will verify with GWL&A the asset balance for each day on which the fee is to be paid pursuant to this Agreement with respect to each Designated Portfolio.

D. Schwab will communicate all purchase, withdrawal, and exchange orders it receives from its customers to GWL&A who will retransmit them to the Fund.

                                   SCHEDULE D
                             Reports per Section 6.6

         With regard to the reports relating to the quarterly testing of compliance with the requirements of Section 817(h) and Subchapter M under the Internal Revenue Code (the "Code") and the regulations thereunder, the Fund shall provide within twenty (20) Business Days of the close of the calendar quarter a report to GWL&A in the Form D1 attached hereto and incorporated herein by reference, regarding the status under such sections of the Code of the Designated Portfolio(s), and if necessary, identification of any remedial action to be taken to remedy non-compliance.

         With regard to the reports relating to the year-end testing of compliance with the requirements of Subchapter M of the Code, referred to hereinafter as "RIC status," the Fund will provide the reports on the following basis: (i) the last quarter's quarterly reports can be supplied within the 20-Business Day period, and (ii) a year-end report will be provided 45 Business Days after the end of the calendar year. However, if a problem with regard to RIC status, as defined below, is identified in the third quarter report, on a weekly basis, starting the first week of December, additional interim reports will be provided specially addressing the problems identified in the third quarter report. If any interim report memorializes the cure of the problem, subsequent interim reports will not be required.

         A problem with regard to RIC status is defined as any violation of the following standards, as referenced to the applicable sections of the Code:

         (a) Less than ninety percent of gross income is derived from sources of income specified in Section 851(b)(2); (b) Less than fifty percent of the value of total assets consists of assets specified in Section 851(b)(3)(A); and (c) No more than twenty-five percent of the value of total assets is invested in the securities of one issuer, as that requirement is set forth in Section 851(b)(3)(B).

                                     FORM D1
                            CERTIFICATE OF COMPLIANCE
For the quarter ended:
                       ---------------------------

Pilgrim Baxter & Associates, Ltd. (investment advisor) for PBHG Insurance Series Fund, Inc., hereby notifies you that, based on internal compliance testing performed as of the end of the calendar quarter ended ________, 200___, the Designated Portfolios were in compliance with all requirements of Section 817(h) and Subchapter M of the Internal Revenue Code (the "Code") and the regulations thereunder as required in the Fund Participation Agreement among Great-West Life & Annuity Insurance Company, Charles Schwab & Co., Inc. and Pilgrim Baxter & Associates, Ltd., other than the exceptions discussed below:

Exceptions                                                    Remedial Action



                       Signed this         day of               ,              .
                                   -------        --------------  --------------

                       Pilgrim Baxter & Associates, Ltd.


(Signature)

                                    By:
                                        -------------------------------------
(Type or Print Name and Title/Position)

                                   SCHEDULE E

                                    EXPENSES

The Fund and/or the Distributor and/or Adviser, and GWL&A will coordinate the functions and pay the costs of the completing these functions based upon an allocation of costs in the tables below. Costs shall be allocated to reflect the Fund's share of the total costs determined according to the number of pages of the Fund's respective portions of the documents.

[NOTE:   BUSINESS   CLIENTS  NEED  TO  SCRUB  DOWN  THIS  EXPENSE  CHART  BEFORE
FINALIZATION.]

------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         Printing of combined        GWL&A                       Fund, or Adviser, as
                               prospectuses                                            applicable
------------------------------ --------------------------- --------------------------- ----------------------
                               Fund, Distributor or        GWL&A                       Fund, or Adviser, as
                               Adviser shall supply                                    applicable
                               GWL&A with such numbers
                               of the Designated
                               Portfolio(s)
                               prospectus(es) as GWL&A
                               shall reasonably request
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus             Printing for Inforce        GWL&A                       GWL&A
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing for Prospective    GWL&A                       Schwab
                               Contract owners
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to New and     GWL&A                       GWL&A
                               Inforce Contract owners
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution to             Schwab                      Schwab
                               Prospective Contract
                               owners
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Prospectus         If Required by Fund,        Fund, Distributor or        Fund, or Adviser
Update (including              Distributor or Adviser      Adviser
"stickers")& Distribution
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Product Prospectus Update      If Required by Fund,        GWL&A                       Fund, or Adviser
(including "stickers") &       Distributor or Adviser
Distribution
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund SAI                Printing                    Fund, Distributor or        Fund, or Adviser
                                                           Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
Product SAI                    Printing                    GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Proxy Material for Mutual      Printing if proxy           Fund, Distributor or        Fund, or Adviser
Fund:                          required by Law             Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Fund, Schwab or
                               labor) if proxy required                                GWL&A
                               by Law
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       GWL&A
                               if required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
                               Printing & distribution     GWL&A                       Schwab
                               if required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Mutual Fund Annual &           Printing of combined        GWL&A                       Fund, or Adviser
Semi-Annual Report             reports
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution                GWL&A                       GWL&A and Schwab
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to New     If Required by the Fund,    Schwab                      Fund, Distributor or
and Prospective Contract       Distributor or Adviser                                  Adviser
owners
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by GWL&A        Schwab                      GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               If Required by Schwab       Schwab                      Schwab
------------------------------ --------------------------- --------------------------- ----------------------
Other communication to         Distribution (including     GWL&A                       Fund, Distributor,
inforce Contract Owners        labor and printing) if                                  or Adviser
                               required by the Fund,
                               Distributor or Adviser
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       GWL&A
                               labor and printing)if
                               required by GWL&A
------------------------------ --------------------------- --------------------------- ----------------------
                               Distribution (including     GWL&A                       Schwab
                               labor and printing if
                               required by Schwab
------------------------------ --------------------------- --------------------------- ----------------------





------------------------------ --------------------------- --------------------------- ----------------------
Item                           Function                    Party Responsible for       Party Responsible
                                                           Coordination                for Expense
------------------------------ --------------------------- --------------------------- ----------------------
------------------------------ --------------------------- --------------------------- ----------------------
Errors in Share Price          Cost of error to            GWL&A                       Fund or Adviser
calculated pursuant to         participants                                            (subject to the
Section 1.8                                                                            limitations  in
                                                                                       Section 1.8 of the
                                                                                       Agreement)

------------------------------ --------------------------- --------------------------- ----------------------
                               Cost of administrative      GWL&A                       Fund or Adviser
                               work to correct error                                   (subject to the
                                                                                       limitations  in
                                                                                       Section 1.8 of the
                                                                                       Agreement)
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Fund         All operations and          Fund, Distributor or        Fund or Adviser, as
                               related expenses,           Adviser                     appropriate
                               including the cost of
                               registration and
                               qualification of  shares,
                               taxes on the issuance or
                               transfer of shares, cost
                               of management of the
                               business affairs of the
                               Fund, and expenses paid
                               or assumed by the Fund
                               pursuant to any Rule
                               12b-1 plan
------------------------------ --------------------------- --------------------------- ----------------------
Operations of the Account      Federal registration of     GWL&A                       GWL&A
                               units of separate account
                               (24f-2 fees)
------------------------------ --------------------------- --------------------------- ----------------------

                                February 7, 2001


Ray Pfeister
Executive Vice President
Fred Alger Management, Inc.
75 Maiden Lane, 12th Floor
New York, NY  10038


         Re: Amended Schedules A and B to Participation Agreement


Dear Mr. Pfeister:

         Enclosed are drafts of amended Schedule A ("Schedule A") and Schedule B ("Schedule B") to our participation agreement, dated October 25, 1996 and July 8, 1997 with The Alger American Fund, [as amended on March 31, 1999,] (the "Agreement").

         Schedule A reflects the addition of the Schwab Signature Annuity. Schedule A shall replace the existing Schedule A to the Agreement.

         Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Schedule B shall replace the existing Schedule B to the Agreement.

         In addition, the following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                              Very truly yours,


                              Charles Schwab & Co., Inc.


                              By: /S/ Rob Klapper_____
                                  ---------------
                                 Rob Klapper
                                 Vice President, Insurance & Annuities

                              Great-West Life & Annuity Insurance Company


                              By: /S/ David G. McDonald__
                                  ---------------------
                                David G. McDonald
                                Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

The Alger American Fund

By:/S/ Gregory Duch
   ---------------------------------
Title: Treasurer
      ------------------------------
Date: 2-12-2001
     -------------------------------






cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                               Form Numbers

  Great-West Life & Annuity Insurance Company

 Group Variable/Fixed Annuity Contract                    J434
 Individual Variable Annuity/Fixed Annuity Contract       J434IND
 Group Variable Annuity Contract                          J444MMF
                                                          J444SA
 Individual Variable Annuity Contract                     J444INDMMF
                                                          J444INDSA

                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Alger American Growth Portfolio

  [Schwab Signature Annuity]
  Alger American Balanced Portfolio
  Alger American Growth Portfolio

                                February 15, 2001


Mr. Mitch Wurzer
Vice President
American Century Investment Management, Inc.
4500 Main Street
Kansas City, MO  64111


         Re: Amendment to Participation Agreement and Schedules


Dear Mr. Wurzer:

Enclosed are drafts of amended Schedule A ("Schedule A"), amended Schedule B ("Schedule B") and amended Schedule C ("Schedule C"), to our participation agreement dated October 25, 1996 and as amended on May 18, 1999, with American Century Variable Portfolios, Inc., American Century Investment Management, Inc., and Twentieth Century Securities, Inc., (the "Agreement").

Amended Schedule A reflects the addition of the Schwab Signature Annuity contracts. Amended Schedule A shall replace in its entirety the existing Schedule A.

Amended Schedule B reflects the addition of the Designated American Century Portfolios available under the Schwab Signature Annuity. Amended Schedule B shall replace in its entirety the existing Schedule B.

Amended Schedule C, subsection B reflects the administrative service fees to be paid to Schwab in connection with the Schwab Signature Annuity. Amended Schedule C shall replace the existing Schedule C, with respect to subsection B only.

         In addition, the following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

The Agreement and Schedules otherwise remain unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                             Very truly yours,


                             Charles Schwab & Co., Inc.


                             By: _/S/ Rob Klapper________
                                  ---------------
                                Rob Klapper
                                Senior Vice President, Insurance & Annuities

                             Great-West Life & Annuity Insurance Company


                             By: _/S/ David G. McDonald__
                                  ---------------------
                                David G. McDonald
                                Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

American Century Variable Portfolios, Inc.

By:      /S/ Janet A. Nash
   ---------------------------------
Title: Assistant Vice President
      --------------------------------------
Date:
     -------------------------------


American Century Investment Management, Inc.

By:      /S/ Charles A. Etherington
   ---------------------------------
Title:   Assistant Secretary
      ------------------------------
Date:
     -------------------------------


Funds Distributor, Inc., as assignee of
American Century Investment Services, Inc.
f/k/a Twentieth Century Securities, Inc.

By:
   ---------------------------------
Title:
      ------------------------------
Date:
     -------------------------------

*As of December 31, 2000 FDI is not a distributor for the funds.
Please initial here _/S/ CAE    JAN    DM    RK   ____________
                    -----------------------------


cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                                             Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract (Schwab Select Annuity)                           J434
Individual Variable Annuity/Fixed Annuity Contract (Schwab Select Annuity)              J434IND
Group Variable Annuity Contract (Schwab Signature Annuity)                              J444MMF
                                                                                        J444SA
Individual Variable Annuity Contract (Schwab Signature Annuity)                         J444INDMMF
                                                                                        J444INDSA

                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  American Century VP International Portfolio


  [Schwab Signature Annuity]
  American Century VP International Portfolio
  American Century VP Income & Growth

                                   SCHEDULE C

                             Administrative Services

[Schwab Select Annuity]
 ---------------------

B(i). For the foregoing services, Schwab shall receive a monthly fee equal to ______ % per annum of the average daily value of the shares of the American Century VP International Portfolio. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.


[Schwab Signature Annuity]
 ------------------------

B(ii). For the foregoing services, Schwab shall receive a monthly fee equal to _____ % per annum of the average daily value of the shares of the American Century VP International Portfolio. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

B(iii). For the foregoing services, Schwab shall receive a monthly fee equal to ______ % per annum of the average daily value of the shares of the American Century VP Income & Growth Portfolio. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

                                 March 20, 2001




Mr. Dave Mertens
Institutional Marketing
Berger Distributors LLC
210 University Blvd., Suite 900
Denver, CO  80206


         Re: Amended Schedules A and B to Participation Agreement


Dear Mr. Mertens:

         This letter agreement serves to amend Schedule A ("Schedule A"), Schedule B ("Schedule B"), the "Miscellaneous" sections and the distributor's name in our participation agreement, dated May 1, 1997 with Berger Institutional Products Trust, Berger Associates, Inc., and Berger Distributors, Inc., [as amended on April 29, 1999,] (the "Agreement").

         Schedule A reflects the addition of the Schwab Signature Annuity. Schedule A shall replace the existing Schedule A to the Agreement.

         Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Schedule B shall replace the existing Schedule B to the Agreement.

         The following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         In addition, the Agreement is amended to replace Berger Distributors, Inc. with Berger Distributors LLC as the "Distributor" throughout the Agreement.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                         Very truly yours,


                         Charles Schwab & Co., Inc.


                         By: _/S/ Rob Klapper______
                              ---------------
                            Rob Klapper
                            Vice President, Insurance & Annuities

                         Great-West Life & Annuity Insurance Company


                         By: _/S/ David G. McDonald_
                              ---------------------
                            David G. McDonald
                            Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

Berger Institutional Products Trust

By:      /S/ Janice M. Teague
   ---------------------------------
Title:   Vice President
      ------------------------------
Date:    4/10/01
     -------------------------------

Berger LLC

By:      /S/ Janice M. Teague
   ---------------------------------
Title:   Vice President
      ------------------------------
Date:    4/10/01
     -------------------------------

Berger Distributors LLC

By:      /S/ Janice M. Teague
   ---------------------------------
Title:   Vice President
      ------------------------------
Date:    4/10/01
     -------------------------------





Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                               Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract                     J434
Individual Variable Annuity/Fixed Annuity Contract        J434IND
Group Variable Annuity Contract                           J444MMF
                                                          J444SA
Individual Variable Annuity Contract                      J444INDMMF
                                                          J444INDSA

                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Berger IPT - Small Company Growth Fund

  [Schwab Signature Annuity]
  Berger IPT - Large Cap Growth Fund
  Berger IPT - Small Company Growth Fund






                                 March 20, 2001


Henry W. Viswat
Deutsche Asset Management
130 Liberty Street, 35th Floor
New York, NY  10006


         Re: Amendment to Participation Agreement and Schedules


Dear Mr. Viswat:

         Enclosed are drafts of amended Schedule A ("Schedule A") and amended Schedule B ("Schedule B") to our participation agreement, dated May 1, 1999 with BT Insurance Funds Trust and Bankers Trust Company, (the "Agreement").

         Amended Schedule A reflects the addition of the Schwab Signature Annuity. Amended Schedule A shall replace the existing Schedule A.

         Amended Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Amended Schedule B shall replace the existing Schedule B.

         The following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         In addition, the Agreement is amended to replace BT Insurance Funds Trust with Deutsche Asset Management VIT Funds as the "Fund" and effective May 1, 2001, replace Bankers Trust Company with Deutsche Asset Management, Inc. as the "Adviser", throughout the Agreement, with all other provisions remaining in full force and effect.

         The Agreement and Schedules otherwise remain unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

               Very truly yours,


               Charles Schwab & Co., Inc.


               By: /S/ Rob Klapper_______
                   ---------------
                  Rob Klapper
                  Senior Vice President, Insurance & Annuities

               Great-West Life & Annuity Insurance Company


               By: /S/ David G. McDonald__
                   ---------------------
                  David G. McDonald
                  Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:



Deutsche Asset Management VIT Funds             Bankers Trust Company

By:/s/ Daniel O. Hirsch                         By: /s/ Douglas W. Doucette
   ---------------------------------                ---------------------------
Title: Secy                                     Title: Managing Director
      ------------------------------                  -------------------------
Date: 4/21/01                                   Date:  April 10, 2001
     -------------------------------                  -------------------------



Deutsche Asset Management, Inc.

By: /s/ William G. Butterly, III
   ---------------------------------
Title: Vice President
      ------------------------------
Date: 3/21/01
     -------------------------------


Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                                             Form Numbers

  Great-West Life & Annuity Insurance Company

 Group Variable/Fixed Annuity Contract (Schwab Select Annuity)                          J434
 Individual Variable Annuity/Fixed Annuity Contract (Schwab Select Annuity)             J434IND

 Group Variable Annuity Contract (Schwab Signature Annuity)                             J444MMF
                                                                                        J444SA
 Individual Variable Annuity Contract (Schwab Signature Annuity)                        J444INDMMF
                                                                                        J444INDSA


                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Deutsche Asset Management VIT Small Cap Index Fund (formerly the BT Insurance Funds Trust Small Cap Index Fund) Deutsche Asset Management VIT EAFE(R) Equity Index Fund (formerly BT Insurance Funds Trust EAFE(R) Equity Index Fund)


  [Schwab Signature Annuity]
  Deutsche Asset Management VIT EAFE(R) Equity Index
  Deutsche Asset Management VIT Small Cap Index

                                 March 20, 2001


Tom Winnick
Executive Vice President
The Dreyfus Corporation
200 Park Avenue
New York, NY  10166


         Re: Amendment to Participation Agreement and Schedules


Dear Mr. Winnick:

         Enclosed are drafts of amended Schedule A ("Schedule A") and Schedule B ("Schedule B") to our participation agreement, dated May 1, 1999 with Dreyfus Variable Investment Fund and The Dreyfus Corporation (the "Agreement").

         Schedule A reflects the addition of the Schwab Signature Annuity. Schedule A shall replace the existing Schedule A.

         Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Schedule B shall replace the existing Schedule B.

         In addition, the following is added to the "Miscellaneous" section of the Agreement:

              Each Party hereto agrees to comply with SEC Regulation S-P with regard to the treatment of the other party's "non-public personal information", as such term is defined in Regulation S-P, to the extent such information is disclosed under this Agreement.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

             Very truly yours,


             Charles Schwab & Co., Inc.


             By: /S/ Rob Klapper_______
                 ---------------
                Rob Klapper
                Senior Vice President, Insurance & Annuities

             Great-West Life & Annuity Insurance Company


             By: /S/ David G. McDonald___
                 ---------------------
                David G. McDonald
                Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

Dreyfus Variable Investment Fund

By:/S/Steven F. Newman
   ---------------------------------
Title: Assistant Secretary
       -----------------------------
Date:    April 10, 2001
     -------------------------------

The Dreyfus Corporation
By: /S/ William Maresca
    --------------------------------
Title: Controller
       -----------------------------
Date:    April 5, 2001
     -------------------------------






Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                                             Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract (Schwab Select Annuity)                           J434
Individual Variable Annuity/Fixed Annuity Contract (Schwab Select Annuity)              J434IND
Group Variable Annuity Contract (Schwab Signature Annuity)                              J444MMF
                                                                                        J444SA
Individual Variable Annuity Contract (Schwab Signature Annuity)                         J444INDMMF
                                                                                        J444INDSA


                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Dreyfus Variable Investment Fund - Appreciation Portfolio
  Dreyfus Variable Investment Fund - Growth & Income Portfolio

  [Schwab Signature Annuity]
  Dreyfus Variable Investment Fund - Growth & Income Portfolio
  Dreyfus Variable Investment Fund - Small Cap Portfolio

                                February 15, 2001


Mr. Keith A. Nixon
Senior Vice President
Federated Investors
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA  15222-3779


         Re: Amendment to Participation Agreement and Schedules


Dear Mr. Nixon:

         Enclosed are drafts of amended Schedule A ("Schedule A") and Schedule B ("Schedule B") to our participation agreement, dated October 25, 1996 with Federated Insurance Series, Federated Advisers, and Federated Securities Corp., [as amended on April 23, 1999,] (the "Agreement").

         Amended Schedule A reflects the addition of the Schwab Signature Annuity. Amended Schedule A shall replace the existing Schedule A.

         Amended Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Amended Schedule B shall replace the existing Schedule B.

         Amended Schedule C, subsection B reflects the administrative service fees to be paid to Schwab in connection with the Schwab Signature Annuity. Amended Schedule C shall replace the existing Schedule C, with respect to subsection B only.

         In addition, the following is added to the "Miscellaneous" section of each Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

            Very truly yours,


            Charles Schwab & Co., Inc.


            By: /S/ Rob Klapper_______
                ---------------
               Rob Klapper
               Senior Vice President, Insurance & Annuities

            Great-West Life & Annuity Insurance Company


            By: /S/ David G. McDonald___
                ---------------------
               David G. McDonald
               Vice President, Individual/ Institutional Markets


ACKNOWLEDGED AND AGREED TO:

Federated Insurance Series

By: John W. McGonigle
    --------------------------------
Title: Executive Vice President
       -----------------------------
Date: 2/26/01
      ------------------------------

Federated Investment Management Company

By: J. Christopher Donahue
    -----------------------
Title: President - CEO/COO
       --------------------
Date:
     -------------------------------

Federated Securities Corp.

By: John B. Fisher
    --------------------------------
Title: President - Institutional Sales
       -------------------------------------
Date: 2/26/01
      ------------------------------





Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                                             Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract (Schwab Select Annuity)                           J434
Individual Variable Annuity/Fixed Annuity Contract (Schwab Select Annuity)              J434IND
Group Variable Annuity Contract (Schwab Signature Annuity)                              J444MMF
                                                                                        J444SA
Individual Variable Annuity Contract (Schwab Signature Annuity)                         J444INDMMF
                                                                                        J444INDSA


                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Federated American Leaders Fund II
  Federated Fund for U.S. Government Securities II
  Federated Utility Fund II

  [Schwab Signature Annuity]
  Federated International Equity II

                                   SCHEDULE C

                             Administrative Services

[Schwab Select Annuity]
 ---------------------

B(i). For the foregoing services, Schwab shall receive a monthly fee equal to____% per annum of the average daily value of the shares of the Federated America Leaders Fund II. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

B(ii). For the foregoing services, Schwab shall receive a monthly fee equal to ____% per annum of the average daily value of the shares of the Federated Fund for US Government Securities II. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

B(iii). For the foregoing services, Schwab shall receive a monthly fee equal to ____% per annum of the average daily value of the shares of the Federated Utility Fund II. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

[Schwab Signature Annuity]
 ------------------------

B(iv). For the foregoing services, Schwab shall receive a monthly fee equal to ____% per annum of the average daily value of the shares of the Federated International Equity II. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

                                February 7, 2001


Dave Agostine
Vice President - Insurance Annuities
Janus Capital Corp.
100 Fillmore Street, Suite 300
Denver, CO  80206-4923


         Re: Amended Schedules A and B to Participation Agreement


Dear Mr. Agostine:

         Enclosed are drafts of amended Schedule A ("Schedule A") and Schedule B ("Schedule B") to our participation agreement, dated October 25, 1996 and July 8, 1997 with Janus Aspen Series, [as amended on May 1, 1999,] (the "Agreement").

         Schedule A reflects the addition of the Schwab Signature Annuity. Schedule A shall replace the existing Schedule A to the Agreement.

         Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Schedule B shall replace the existing Schedule B to the Agreement.

         In addition, the following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                     Very truly yours,


                     Charles Schwab & Co., Inc.


                     By: /S/ Rob Klapper_______
                         ---------------
                        Rob Klapper
                        Vice President, Insurance & Annuities

                     Great-West Life & Annuity Insurance Company


                     By:  /S/ David G. McDonald_____
                          ---------------------
                        David G. McDonald
                        Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

Janus Aspen Series

By: /S/ David W. Agostine
    -----------------------
Title: Vice President
       -----------------------------

Date: 3/20/01
      ------------------------------







Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

  SCHEDULE  A

  Contracts                                             Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract                   J434
Individual Variable Annuity/Fixed Annuity Contract      J434IND
Group Variable Annuity Contract                         J444MMF
                                                        J444SA
Individual Variable Annuity Contract                    J444INDMMF
                                                        J444INDSA

                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Janus Aspen Series Growth Portfolio
  Janus Aspen Series Worldwide Growth Portfolio
  Janus Aspen Series International Growth Portfolio
  Janus Aspen SeriesFlexible Income Portfolio

  [Schwab Signature Annuity]
  Janus Aspen Series Worldwide Growth Portfolio
  Janus Aspen Series Flexible Income Portfolio

                                 March 15, 2001


Mr. Kevin Breen
Vice President
SAFECO Life & Investments
Two Union Square
601 Union Street, Suite 2500.
Seattle, WA  98101


         Re: Amended Schedules A and B to Participation Agreement


Dear Mr. Breen:

         Enclosed are drafts of amended Schedule A ("Schedule A") and Schedule B ("Schedule B") to our participation agreement, dated May 1, 1997 and July 8, 1997 with SAFECO Resource Series Trust, SAFECO Asset Mangement Company and SAFECO Securities, Inc., [as amended on April 5, 1999,] (the "Agreement").

         Schedule A reflects the addition of the Schwab Signature Annuity. Schedule A shall replace the existing Schedule A to the Agreement.

         Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Schedule B shall replace the existing Schedule B to the Agreement.

         In addition, the following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                       Very truly yours,


                       Charles Schwab & Co., Inc.


                       By: _/S/ Rob Klapper ______
                            ----------------
                          Rob Klapper
                          Senior Vice President, Insurance Services

                       Great-West Life & Annuity Insurance Company


                       By: _/S/ David G. McDonald
                            ----------------------
                          David G. McDonald
                          Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

SAFECO Resource Series Trust

By:      /S/ David Longhurst
   ---------------------------------
Title:   VP & Controller
      ------------------------------
Date:    3/22/01
     -------------------------------

SAFECO Securities, Inc.

By:      /S/ David Longhurst
   ---------------------------------
Title:   VP & Controller
      ------------------------------
Date:    3/22/01
     -------------------------------

SAFECO Asset Management Company

By:      /S/ David Longhurst
   ---------------------------------
Title:   VP & Controller
      ------------------------------
Date:    3/22/01
     -------------------------------





Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract                      J434
Individual Variable Annuity/Fixed Annuity Contract         J434IND
Group Variable Annuity Contract                            J444MMF
                                                           J444SA
Individual Variable Annuity Contract                       J444INDMMF
                                                           J444INDSA

                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  SAFECO Resource Series Trust - Equity Portfolio
  SAFECO Resource Series Trust - Growth Opportunities Portfolio

  [Schwab Signature Annuity]
  SAFECO Resource Series Trust Equity Portfolio

                                 March 20, 2001

David Stone
Charles Schwab Investment Management, Inc.
101 Montgomery Street
Mailstop: SF120KNY-14-107
San Francisco, CA  94104


         Re: Amended Schedules A and B to Participation Agreement


Dear Mr. Stone:

         Enclosed are amended Schedules A ("Schedule A") and B ("Schedule B") to our participation agreement, dated November 1, 1996 with Great-West Life & Annuity Insurance Company, Schwab Annuity Portfolios, and Charles Schwab Investment Management, Inc., [as amended on May 1, 1998,] (the "Agreement").

         Schedule A reflects the addition of the Schwab Signature Annuity. Schedule A shall replace the existing Schedule A to the Agreement.

         Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Schedule B shall replace the existing Schedule B to the Agreement.

         In addition, the following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                     Very truly yours,


                     Charles Schwab & Co., Inc.


                     By: _/S/ Rob Klapper ______
                          ----------------
                        Rob Klapper
                        Vice President, Insurance & Annuities

                     Great-West Life & Annuity Insurance Company


                     By: _/S/ David G. McDonald_
                          ---------------------
                        David G. McDonald
                        Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

Schwab

By:      /S/ David E. Stone
   ---------------------------------
Title:   VP SR Counsel
      ------------------------------
Date:    3/20/01
     -------------------------------






Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                         Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract                                 J434
Individual Variable Annuity/Fixed Annuity Contract                    J434IND
Group Variable Annuity Contract                                       J444MMF
                                                                      J444SA
Individual Variable Annuity Contract                                  J444INDMMF
                                    J444INDSA

                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Schwab MarketTrack Growth Portfolio II
  Schwab S&P 500 Portfolio
  Schwab Money Market Porfolio

  [Schwab Signature Annuity]
  Schwab Market Track Growth Portfolio II
  Schwab S&P 500 Portfolio
  Schwab Money Market Portfolio

                                February 15, 2001


Jeff Keselman, Vice President
Scudder Kemper Investments, Inc.
Two International Place
Boston, MA  02110-4103


         Re: Amendment to Participation Agreement and Schedules


Dear Mr. Keselman:

         Enclosed are drafts of amended Schedule A ("Schedule A") and Schedule B ("Schedule B") to our participation agreement, dated May 1, 1999 with Scudder Variable Life Investment Fund, Scudder Kemper Investments, Inc. and Scudder Investor Services, Inc., (the "Agreement").

         Amended Schedule A reflects the addition of the Schwab Signature Annuity. Amended Schedule A shall replace the existing Schedule A.

         Amended Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Amended Schedule B shall replace the existing Schedule B.

         Amended Schedule C, subsection B reflects the administrative service fees to be paid to Schwab in connection with the Schwab Signature Annuity. Amended Schedule C shall replace the existing Schedule C, with respect to subsection B only.

         In addition, the following is added to the "Miscellaneous" section of each Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

         The Agreement otherwise remains unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                     Very truly yours,


                     Charles Schwab & Co., Inc.


                     By: __/S/ Rob Klapper_____
                           ---------------
                        Rob Klapper
                        Senior Vice President, Insurance & Annuities

                     Great-West Life & Annuity Insurance Company


                     By: _/S/ David G. McDonald_
                          ---------------------
                        David G. McDonald
                        Vice President, Individual/Institutional Markets


ACKNOWLEDGED AND AGREED TO:

Scudder Variable Life Investment Fund

By:      /S/ Linda C. Coughlin
   ---------------------------------
Title:   President
      ------------------------------
Date:
     -------------------------------

Scudder Kemper Investments, Inc.
By:      /S/ Linda C. Coughlin
   ---------------------------------
Title:   Managing Director
      ---------------------
Date:
     -------------------------------






Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                                             Form Numbers

  Great-West Life & Annuity Insurance Company

Group Variable/Fixed Annuity Contract (Schwab Select Annuity)                           J434
Individual Variable Annuity/Fixed Annuity Contract (Schwab Select Annuity)              J434IND
Group Variable Annuity Contract (Schwab Signature Annuity)                              J444MMF
                                                                                        J444SA
Individual Variable Annuity Contract (Schwab Signature Annuity)                         J444INDMMF
                                                                                        J444INDSA


                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Scudder Variable Life Investment Fund Capital Growth Portfolio (Class A) Scudder Variable Life Investment Fund - Growth & Income Portfolio (Class A)

  [Schwab Signature Annuity]
  Scudder Variable Life Investment Fund Capital Growth
  Scudder-Kemper VA Series Small Cap Growth

                                   SCHEDULE C

                             Administrative Services

[Schwab Select Annuity]
 ---------------------

B(i). For the foregoing services, Schwab shall receive a monthly fee equal to _____ % per annum of the average daily value of the shares of the Scudder Variable Life Investment Fund Capital Growth Portfolio. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

B(ii). For the foregoing services, Schwab shall receive a monthly fee equal to _____ % per annum of the average daily value of the shares of the Scudder Variable Life Investment Fund Growth and Income Portfolio. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

[Schwab Signature Annuity]
 ------------------------

B(iii). For the foregoing services, Schwab shall receive a monthly fee equal to _____ % per annum of the average daily value of the shares of the Scudder Variable Life Investment Fund Capital Growth Portfolio. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

B(iv). For the foregoing services, Schwab shall receive a monthly fee equal to _____ % per annum of the average daily value of the shares of the Scudder-Kemper VA Series Small Cap Growth. This fee shall be payable by the Adviser directly to Schwab, such payments being due and payable within 15 (fifteen) days after the last day of the month to which such payment relates.

                                 March 20, 2001


John Pahmeier
Vice President
Strong Funds
100 Heritage Reserve
Menomonee Falls, WI  53051


         Re: Amendment to Participation Agreement and Schedules


Dear Mr. Pahmeier:

Enclosed are amended Schedules A ("Schedule A") and B ("Schedule B") to our participation agreement, dated October 25, 1996 with Strong Variable Insurance Funds, Inc., [as amended on April 27, 1999,] (the "Agreement").

Amended Schedule A reflects the addition of the Schwab Signature Annuity. Amended Schedule A shall replace the existing Schedule A.

Amended Schedule B reflects the addition of the Designated Portfolios available under the Schwab Signature Annuity. Amended Schedule B shall replace the existing Schedule B.

         The following is added to the "Miscellaneous" section of the Agreement:

              Subject to the requirements of legal process and regulatory authority, each Party hereto shall treat as confidential any "non-public personal information" about any "consumer" of another Party as such terms are defined in SEC Regulation S-P, and shall not, except in accordance with the terms and conditions of the Agreement or as permitted by applicable law, disclose or use such information without the express written consent of such Party. Such written consent shall specify the purposes for which such information may be disclosed or used, which disclosure or use shall be consistent with SEC Regulation S-P.

In addition, the agreement is amended to add Strong Opportunity Fund II, Inc. as an additional fund company. Strong Opportunity Fund II, Inc., together with Strong Variable Insurance Funds, Inc., will collectively be referred to as the "Fund" throughout the agreement, with all other provisions remaining in full force and effect.

         The Agreement and Schedules otherwise remain unchanged and shall continue in full force and effect.

         In the space provided below, please acknowledge your agreement to the foregoing.

                        Very truly yours,

                        Charles Schwab & Co., Inc.

                        By: _/S/ Rob Klapper______
                             ---------------
                           Rob Klapper
                           Vice President, Insurance & Annuities

                        Great-West Life & Annuity Insurance Company

                        By: _/S/ David G. McDonald_
                             ---------------------
                           David G. McDonald
                           Vice President, Individual/Institutional Markets

ACKNOWLEDGED AND AGREED TO:

Strong Variable Insurance Funds, Inc.

By:      /S/ Cathleen A. Ebacher
   ---------------------------------
Title:   Vice President and Assistant Secretary
      -----------------------------------------
Date:
     -------------------------------

Strong Capital Management, Inc.

By:      /S/ Constance Wick
   ---------------------------------
Title:   Vice President
      ------------------------------
Date:    March 22, 2001
     -------------------------------

Strong Investments, Inc.

By:      /S/ Constance Wick
   ---------------------------------
Title:   Assistant Secretary
      ------------------------------
Date:    March 22, 2001
     -------------------------------

         By executing this document below, Strong Opportunity Fund II, Inc., agrees to join in the Agreement and to be bound by the terms and conditions set forth therein.

Strong Opportunity Fund II, Inc.

By:      /S/ Cathleen A. Ebacher
   ---------------------------------
Title:   Vice President and Assistant Secretary
      -----------------------------------------
Date:
     -------------------------------

Cc:      B. Byrne, Esq.
         Great West Life & Annuity Ins. Company

         D. Stone, Esq.
         T. Perrino, Esq.
         E. O'Riordan
         M. D'Souza
         Charles Schwab & Co. Inc.

                                   SCHEDULE A

  Contracts                                                                             Form Numbers

  Great-West Life & Annuity Insurance Company

 Group Variable/Fixed Annuity Contract (Schwab Select Annuity)                          J434
 Individual Variable Annuity/Fixed Annuity Contract (Schwab Select Annuity)             J434IND

 Group Variable Annuity Contract (Schwab Signature Annuity)                             J444MMF
                                                                                        J444SA
 Individual Variable Annuity Contract (Schwab Signature Annuity)                        J444INDMMF
                                                                                        J444INDSA


                                   SCHEDULE B

  Designated Portfolios

  [Schwab Select Annuity]
  Strong Multi Cap Value Fund II (Strong Variable Insurance Funds, Inc.)

  [Schwab Signature Annuity]
  Strong Opportunity Fund II (Strong Opportunity Fund II, Inc.)
  Strong Mid-Cap Growth Fund II (Strong Variable Insurance Funds, Inc.)

                                 EXHIBIT 10(a)

                                 Jorden Burt LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                           Washington, D.C. 20007-0805
                                 (202) 965-8100

                                 April 24, 2001

Great-West Life & Annuity Insurance Company
8525 East Orchard Road
Greenwood Village, Colorado  80111

Re: Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 File No. 333-52956


Ladies and Gentlemen:

         We have acted as counsel to Great West Life & Annuity Insurance Company, a Colorado corporation, regarding the federal securities laws applicable to the issuance and sale of the contracts described in the above-referenced registration statement. We hereby consent to the reference to us under the caption "Legal Matters" in the prospectus filed today with the Securities and Exchange Commission. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                            Very truly yours,

                                            /s/ Jorden Burt LLP

                                            JORDEN BURT LLP

                               EXHIBIT 10(b)

INDEPENDENT AUDITORS' CONSENT


We consent to the inclusion in this Pre-Effective Amendment No. 1 to Registration Statements Nos. 333-52956 and 811-07549 of Variable Annuity - 1 Series Account of Great-West Life & Annuity Insurance Company of our report dated January 29, 2001, on the financial statements of Great-West Life & Annuity Insurance Company and of our report dated February 26, 2001 on the financial statements of Variable Annuity - 1 Series Account. We also consent to the references to us under the heading "Experts" in such Prospectus and in the Statement of Additional Information, which are part of such Registration Statement.





DELOITTE & TOUCHE LLP

Denver, Colorado
April 23, 2001

                             EXHIBIT 13

YIELD AND EFFECTIVE YIELD CALCULATIONS

Money Market Investment Division

Yield for the Money Market Investment Division is calculated on a seven day period.

The current yield formula = base period return x (365/7)

The effective yield formula = [(1 + based period return)^(365/7)] - 1

Base period return is calculated as follows:

       Ending account value
-      Beginning account value
-      Expenses accrued for the period
       Net change in account value

Net change in account value/Beginning account = base period return

Following is an example of these calculations.

a= Value of one accumulation unit at beginning of period = 16.23525

b= Value of one accumulation unit at end of period = 16.24946

c= Annual maintenance charges accrued in period = $0

d= Average number of units outstanding in period = 1000.00

e= Base period return = [(b*d)-(a*d)-(c/d)] / [a*d]
             = [16,249.46-16,235.25-0] / [16,235.25] = .000875

f= annualized yield

       (e) x (365/7) = 4.56%

g = effective yield

       {[1 + (e)]^(365/7)} - 1 = 4.67%


Other Investment Divisions

The yield calculation for all other investment divisions is based on a 30-day period.

FORMULA:  Yield = 2[(a-b)/(cd) + 1]6 -1}

Where: a =  net investment income earned during the period attributable to the
            Investment Division

       b =  expenses accrued for the period (net of reimbursements)

       c = average daily number of accumulation units outstanding during the period

       d = maximum offering price per accumulation unit on the last day of the period

Following is an example of this yield calculation:

a =    $6,000

b =    $2,000

c =    50,000.00

d =    $13.00

Yield =  2[($6,000.00 - 2,000.00 + 1)6 - 1]   = 7.50%
         ----------------------------------
            50,000.00 x $13.00

TOTAL RETURN CALCULATION

FORMULA:    P(1+T) to the power of N = ERV

Where:

       T =  Average annual total return

       N = The number of years including portions of years where applicable for which the performance is being measured

     ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the applicable period

       P = A hypothetical $1,000 initial payment made at the inception of the Investment Division


(Assumed expenses = 0.70% mortality & expense risk charge)

The above formula can be restated to solve for T as follows:

       T = [(ERV/P) to the power of 1/N] - 1

Following are examples of this calculation on a 1 year, 5 year, 10 year and since inception basis.

1 year total return:

       ERV =                         1,344.50

       N =                           1.00

       P =                           1,000.00

Therefore, 1 year total return is 34.55%.


3 year total return:

       ERV =                       1,551.12

       N =                           3.00

       P =                           1,000.00

Therefore, 3 year total return is 15.76%.


5 year total return:

       ERV =                         1,792.44

       N =                           5.00

       P =                           1,000.00

Therefore, 5 year total return is 12.38%.


10 year total return:

       ERV =                         2,857.38

       N =                           10.00

       P =                           1,000.00

Therefore, 10 year total return is 11.07%.


Since inception total return:

       ERV =                         4,595.67

       N =                           13.50

       P =                           1,000.00

Therefore, since inception total return is 11.96%.